SMFG SUMITOMO MITSUI FINANCIAL GROUP

ANNUAL REPORT 2008

YEAR ENDED MARCH 31, 2008

SUMITOMO MITSUI FINANCIAL GROU

OMO MITSUI BANKING CORPO

Aiming to become a globally competitive financial services group with the highest trust

LEAD THE VALUE

We are a group of highly qualified professionals
that can provide truly valuable financial services to our customers.
Each of us thinks and acts with pride as experts in each business area
in order to LEAD the competition in creating and delivering
customer VALUE in a continually changing business environment.

These activities are supported by our three core strengths:



Spirit of Innovation
We LEAD the market by providing innovative, globally competitive services that meet customer needs.
Solution & Execution
We LEAD the business by using all the knowledge and experiences of our group to solve the issues of our customers, whether individuals or corporates, identified through a deep understanding of their needs and financial situations
Speed
We LEAD the pace by providing our customers with desirable services in a timely manner with speed and determination.

We create new VALUE by forming teams of specialists in various fields and providing optimal services to our customers through two-way communication. As a result, we will be selected as a truly trusted partner.

CONTENTS

This material contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. Important factors that might cause such a material difference include, but are not limited to, those economic conditions referred to in this material as assumptions.

In addition, the following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Sumitomo Mitsui Financial Group, Inc.
Public Relations Department
1-2, Yurakucho 1-chome, Chiyoda-ku,
Tokyo 100-0006, Japan
TEL: +81-3-5512-3411
Sumitomo Mitsui Banking Corporation
Public Relations Department
1-2, Yurakucho 1-chome, Chiyoda-ku,
Tokyo 100-0006, Japan
TEL: +81-3-3501-1111

September 2008

Message from the Management

We'would like to thank you for your continuing support and patronage of Sumitomo Mitsui Financial Group (SMFG). In this annual report, we review the initiatives implemented in fiscal 2007, ended March 31, 2008, and explain our management policies for fiscal 2008.

Economic and Financial Conditions in Fiscal 2007

During fiscal 2007, the economies of Europe held firm, while those of Asia showed generally rapid expansion. In contrast, in the wake of the subprime loan crisis, the U.S. economy showed growing signs of a deceleration, and, in September and subsequent months, a series of reductions in policy interest rates was implemented. In Japan, the impact of the subprime loan problem was marginal, but, as a result of a slump in private housing investment, a sharp run-up in prices of energy and raw materials, and other factors, by the end of fiscal 2007, the economy was showing clear signs of moving into a period of adjustment.

In the financial markets, beginning in the summer of 2007, long-term market interest rates moved onto a declining trend, and, as a result of rising concerns about the future course of the U.S. economy, the yen appreciated against the U.S. dollar and the Nikkei stock price average dropped substantially compared with the end of the previous fiscal year. In addition, concern about a credit crunch mounted in the financial markets of Europe and the United States because of the massive losses reported by some financial institutions as a result of the subprime loan problem.

Amid this operating environment, major developments in Japan's financial services industry included the implementation of the Financial Instruments and Exchange Law in September 2007, which established a broad framework for the protection of users of financial instruments and services; the implementation of a fully revised Trust Business Law; and the privatization of the operations of Japan's postal services in October 2007. In addition, in December 2007, the marketing of insurance products by banks and other financial institutions was fully granted to banks.



Teisuke Kitayama
President
Sumitomo Mitsui Financial Group, Inc.

Principal Initiatives in Fiscal 2007

◆ We made a strong start as a "first step" towards accomplishing our medium-term management plan[*1], while "coping with uncertainty in business environment."[*2]

*1: For further details, please refer to page 6.
*2: For further details, please refer to page 9.

Amid this economic and financial environment, with the beginning of fiscal 2007, we entered the first stage of our three-year medium-term management plan entitled "LEAD THE VALUE." Under this plan, we draw on our three core strengths, which are "Spirit of Innovation," "Speed," and "Solution & Execution," as well as focus on two strategic initiatives on a Groupwide basis: namely, "strengthening targeted growth business areas" and "fortifying platform for supporting sustainable growth." The seven growth areas are Financial consulting services for individuals; Payments & settlement services, Consumer finance; Solution providing for corporations; Investment banking, Trust business; Focused business areas in global markets; Proprietary investment; and Credit derivative, Trading & distribution.

At the same time, we took decisive measures to cope with unpredictability and uncertainty in business environment that followed the subprime loan crisis. Specifically, we sold our exposure to subprime-related securitized products at an early date and made appropriate write-offs and loss provisions. As a result of these measures, our subprime-related exposure at the end of the fiscal year under review, after the deduction of write-offs and loss provisions, amounted to ¥5.5 billion. We, therefore, believe the impact of this level of exposure will have only a marginal impact on the Group's financial position.

During the fiscal year under review, SMFG's principal subsidiary SMBC reported an increase over the previous fiscal year in non-consolidated banking profit of ¥79.1 billion, owing to a combination of improvement in Gains (losses) on bonds and an increase in interest income from an improvement in the loan-to-deposit spread. These improvements more than offset the increase in expenses. Net income for SMFG on a consolidated basis rose ¥20.1 billion over the previous fiscal year, to ¥461.5 billion, as the rise in Total credit cost at SMBC and deterioration in Gains on equities were both offset by the increase in Banking profit and improvement in profit performance of other Group companies.

To increase returns to shareholders, SMFG raised its annual cash dividend per common share by ¥5,000, to ¥12,000. As a result of this increase, we attained our medium-term dividend payout ratio goal of more than 20%.

Fiscal 2008 Management Policies

The turbulence in the financial markets following the subprime loan crisis has still not subsided, and concern about a deceleration in economic growth is mounting both in Japan and overseas. Amid these conditions, we have positioned fiscal 2008 as a "year for taking step forward to accomplishing the medium-term management plan, while coping with uncertainty in business environment." We will, therefore, continue to pursue our two strategic initiatives of "strengthening targeted growth business areas" and "fortifying platform for supporting sustainable growth."

◆ Strengthening Targeted Growth Business Areas

o Provide Optimum Added Value to Our Customers Financial Consulting for Individuals

Foremost, as we seek to strengthen our position in the growth businesses, we would like to further enhance our "total consulting services" and provide "one-stop" shopping at SMBC for all types of financial services to our individual customers. In specific terms, this includes offering insurance products, such as whole-life, term, medical, and other policies, that we can now sell following their full liberalization in December 2007, and introducing a broader range of investment trusts and individual annuities. We would also like to substantially improve the services we offer to individuals by expanding the lineup of discretionary investment account based asset management services and products of SMBC Friend Securities, which became a wholly owned subsidiary of SMFG in September 2006, to create a new "business model that fuses banking and securities." In addition, we are working to increase the number of consultants and reinforce the skills of personnel through further training. We will also significantly expand our office network by actively broadening the variety of outlets through the addition of more branches, SMBC Consulting Plazas, and SMBC Consulting Offices, principally in Japan's three major urban centers.

o Payment & Settlement Services, Consumer Finance

Next, in our credit card business, based on the credit card business strategy of our group that we announced in February 2008, we are planning to implement a merger among Central Finance Co., Ltd., OMC Card, Inc., and QOUQ with a target date of April 2009. With this newly merged company and Sumitomo Mitsui Card as the focal points, we will work to achieve economies of scale within the Group and, by fusing the business bases of alliance partners, seek to maximize top-line synergies, and aim to become a "number one credit card entity in Japan." In addition, in the consumer finance business, we will continue to promote our collaborative relationship with Promise Co., Ltd., by increasing the number of automated contract machines and responding to the sound needs of customers within the context of their lifestyles.

o Solution Providing for Corporations and Investment Banking, Trust Business

For our corporate customers, we will continue to offer high-quality solutions that respond accurately to their diverse business issues by promoting closer collaboration among Corporate Business Offices and other business offices of the Middle Market Banking Unit, Corporate Advisory Division, and Daiwa Securities SMBC Co. Ltd. Moreover, through the Private Advisory Department, we will move ahead with initiatives in business areas where needs of individual customers and corporate customers co-exist, such as private banking, workplace banking and business succession consulting. Also, the Global Advisory Department, which we formed in April 2008, to enhance teamwork among offices in Japan and overseas and strengthen our capabilities for offering solutions to assist companies that are entering overseas markets and those corporate clients that wish to expand



Masayuki Oku
President
Sumitomo Mitsui Banking Corporation

existing operations. In our investment banking operations, last fiscal year, we ranked number one for the first time in the domestic syndicated loan league table (Note 1). We will continue to offer a diverse range of financing methods, including structured finance, and continue to steadily strengthen our capabilities for offering proposals for business expansion and restructuring through M&A as well as other solutions to meet customer needs. In addition, we will move forward with initiatives to provide support for venture businesses and growth companies as well as promote activities in growth areas, such as environment-related businesses, including trading in emission rights.

Moreover, based on the strategic alliance SMFG concluded with the Sumitomo Corporation Group in October 2007, we have formed SMFG Finance and Leasing Company, Ltd., through the merger of SMBC Leasing Company, Limited, and Sumisho Lease Co., Ltd., and the newly formed company is engaged in offering a diverse range of leasing services. In addition, we intend to pursue further possibilities for offering business solutions drawing on the capabilities of the Group as a whole. These activities include offering systems development and operating services as well as security-related consulting and other services through the Group company JRI Solutions, Ltd.

○ Focused Business Areas in Global Markets

In overseas markets, demand for funds in the natural resource, energy, and other areas is strong, but in the wake of the subprime loan crisis, the competitive environment vis-à-vis European and U.S. banks has changed, leading to an expansion in opportunities for SMFG. However, the course of future development in the financial markets and the real economy has become less clear than in the past. We are, therefore, appraising changes in the market environment carefully and intend to take steady initiatives, while adopting an approach that allows for both aggressive action and defensive measures. In more specific terms, in those markets that are expected to show high rates of growth going forward, such as China, Southeast Asia, the Middle East, and Eastern Europe, we will strengthen our office network, expand the number of personnel, and take other measures to promote the development of our activities in these areas. In addition to these activities, SMBC has invested approximately GBP500 million and entered into collaborative agreement with Barclays PLC, one of the leading financial institutions in the United Kingdom, in June 2008.

◎ Becoming a "Globally Competitive Financial Services Group with the Highest Trust"


Management Targets
"Aim for top quality in growth business areas"
"Realize solid financial base as a global player"
"Increase returns to shareholders"
To become one of the "top global financial services groups"
Steps for Sustainable Growth
Strengthen growth businesses and establish platform to leap forward
Further improve and expand competences acquired through strengthening growth businesses
Establish a solid position as a global player leveraging core competences
NYSE listing plan
"Macrotrends"
Deregulations and tightening of regulations
Plan for strengthening competitiveness of Japan's financial and capital markets
Economic and financial globalization
Pursue growth opportunities overseas
"Great Investment Era"
Subprime loan crisis
Process of price adjustment in risk assets
Tide of Generational change
Expansion of ubiquitous network

Fortifying Platform for Supporting Sustainable Growth

◆ Becoming a "Globally Competitive Financial Services Group with the Highest Trust"

Our second strategic initiative is to implement policies for fortifying our operational platform to support sustainable growth. In the area of compliance, which is one of the key related requirements, strict and thorough observance of laws and regulations in Japan and elsewhere will continue to be implemented in order to build a stronger ethical foundation for our activities. In addition, regarding customer satisfaction and quality enhancement, we intend to further strengthen our systems for taking action based on our customers' suggestions and requests.

In the area of risk management, we are moving ahead steadily with the measures we introduced in fiscal 2006 under Basel II (the new BIS regulations) and substantially increase the sophistication of our risk management systems. We are also stepping up our support and guidance for the Corporate Business Offices and other business offices of the Middle Market Banking Unit to substantially reinforce and strengthen our credit management systems.

In addition, to strengthen our systems as globalization proceeds, we are aiming to be a "globally competitive financial services group with the highest trust" and are considering a listing on the New York Stock Exchange (NYSE).

◆ Aiming to Create Sustainable Shareholder Value

Through the various initiatives we have mentioned, we are aiming to attain our three management targets stated in our medium-term management plan of "aiming for top quality in growth business areas," "realizing solid financial base as a global player," and "increasing return to shareholders."

Our outlook for fiscal 2008 calls for Net income on a non-consolidated basis at SMBC of ¥390 billion and Net income on a consolidated basis for SMFG of ¥480 billion. Both of these figures will represent increases over the previous fiscal year. In addition, we are planning to increase dividends per common share by ¥2,000, to a total of ¥14,000 for the full fiscal year (Note 2). We will continue to seek to attain a well-balanced growth cycle of profitability, capital base, and risk assets, implying that we will expand our capital base through the further accumulation of retained earnings, invest in risk assets with a view to growth businesses, and work to enhance our risk-return profile. By maintaining this well-balanced flow, we aim to create sustainable shareholder value of our Group.

As we have outlined in this message, we are making steady advances toward attaining the targets of our medium-term management plan with the aim of responding to the trust and confidence placed in us by our stakeholders. As we continue this endeavor, we look forward to your continued support and understanding.

July 2008



Teisuke Kitayama
President
Sumitomo Mitsui
Financial Group, Inc.

Masayuki Oku
President
Sumitomo Mitsui
Banking Corporation

Notes: 1. Thomson Financial, Syndication Mandated Arranger Ranking for Japan in fiscal 2007
2. Before taking account of the stock split scheduled for January 2009

Supplementary Information I
◦ Initiatives in Growth Business Areas

◎Basic Policies

To steadily move forward toward accomplishing the medium-term management plan, we are reinforcing our initiatives in growth business areas through both organic and inorganic approach.

Financial consulting for individuals

SMBC FRIEND SECURITIES CO., LTD.

Payment & settlement service, Consumer finance

SUMITOMO MITSUI CARD COMPANY, LIMITED

docomo, YAHOO! JAPAN, OMC, QUOQ, PROMISE

Proprietary investment

SMFG SUMITOMO MITSUI FINANCIAL GROUP

Consolidated net business profit	¥1,022.9 billion
Consolidated net income	¥461.5 billion
Consolidated total assets	¥112 trillion
Market capitalization*1	¥6.6 trillion

SMBC SUMITOMO MITSUI BANKING CORPORATION

Banking profit*2	¥819.7 billion



Middle Market
Treasury
International

(Actual figures for fiscal 2007)

Solution providing for corporations/ Investment banking, trust business

SMFL Sumitomo Mitsui Finance and Leasing

大和証券SMBC Daiwa Securities SMBC

Focused business areas in global markets

- Vietnam Eximbank
- First Commercial Bank (Taiwan)
- Industrial and Commercial Bank of China
- Kookmin Bank (Korea)

Credit derivative, Trading & distribution

*1: As of May 23, 2008
*2: Managerial accounting basis. The graph excludes the portion supervised by Headquarters (Banking profit of negative ¥135.7 billion for fiscal 2007).

◎Payment & Settlement Service, Consumer Finance
Implementation of Group Strategy for Credit Card Business

SMFG is aiming to become the number one credit card entity in Japan by realizing top-line synergies as it fuses the expertise, customer bases, and networks of Group card companies as well as taking advantage of cost synergies generated by economies of scale throughout the Group.

SUMITOMO MITSUI CARD COMPANY, LIMITED

(Number of cardholders: 16.41 million*1)

- Advanced technology, sophisticated infrastructure functions (Including Sumitomo Mitsui Card *iD* and other features)
- One of the largest acquirers in Japan
- Strong brand

Top-Line Synergies

- Promote teamwork in marketing alliance partner cards
- Expand subcontracted business
- Mutual complimentary functions, sharing of know-how

Cost Synergies

- Unification of systems and processing
- Centralization of merchant servicing operations

Newly Merged Companies*2

OMC, QUOQ

Number of cardholders: 22.29 million*3

- Original solicitation know-how and marketing capabilities nurtured through the customers' perspective
- Fine-tuned marketing systems linked to installment sales business

Medium-Term Objectives (For fiscal 2011)			
	Total shopping charges handled:	¥1.2 trillion	20% market share
	Total operating profit:	Between ¥60-70 billion	

*1: As of March 31, 2008
*2: Merger scheduled for April 2009
*3: Total cardholders of the three companies (Figures for OMC Card are as of February 29, 2008, and those for Central Finance and QUOQ are as of March 31, 2008).

◎Solution Providing for Corporations

Through the seamless approach as "One Bank" centered on the Corporate Business Offices and other marketing channels, SMBC is well positioned to offer proposals to contribute to solving a diverse range of customers' management issues.

Corporate Advisory Division (Formed in Apr. 06)

Principal Services and Products

- M&A, alliances
- Financing
- Capital strategy, other

Principal Accomplishments in Fiscal 2007

- Increase in the number of deals (Mar. 08)
  ⇨ YOY change +approx. 40%
- Steady expansion in related income
  ⇨ YOY change +approx. 20%

SMBC

Corporate Business Offices, etc.

185 offices[*1]

Private Advisory Department (Formed in Apr. 07)

Principal Services and Products

- Business succession consulting
- Workplace banking
- Private banking

Principal Accomplishments in Fiscal 2007

- Business succession consulting (new origination of related loan)
  ⇨ YOY change +approx. 150%
- Workplace banking (nomination as DC operation management institution)[*2]
  ⇨ YOY change +approx. 150%
- Private banking (balance of investment products)
  ⇨ YOY change +approx. 40%

Global Advisory Department (Formed in Apr. 08)

Objective:
- Strengthen capabilities for offering solutions for companies expanding their operations globally

Measures implemented:
- Increased overseas personnel, principally in China and other parts of Asia
- Reinforced teamwork between domestic and overseas operations

Services and products:
- Restructuring global organizations, dealing with transfer pricing taxation
- Assistance for entering overseas markets and sales activities, other

*1: Number of business locations of the Corporate Banking Unit as of March 31, 2008
*2: Number of employees

◎Focused Business Areas in Global Markets

Activities include expansion of the marketing network in the high-growth markets of Asia, the Middle East, Eastern Europe, and elsewhere; aggressive promotion of strategic alliances and improvements in systems; and further improvements in selected products where the Group has competitive strengths.

Eastern Europe and Russia — 2 business offices

Newly established offices
- Prague Representative Office (Apr. 08)

Strategic alliances
- Investment Agencies of the Czech Republic and Poland (Oct. – Nov. 07)

Middle East — 4 business offices

Newly established offices
- Dubai Branch (Mar. 07)
- Doha QFC Representative Office (Apr. 08)

▷ Proposals related to support for Japanese companies entering markets in the region

Investment in Barclays PLC

▷ SMBC invested in Barclays through purchase of shares in a third-party allotment (approx. GBP 500 million: Jul. 08).

▷ Specifics of the business collaboration are currently under consideration.

Asia — 26 business offices

Newly established offices
- Tianjin Binhai Sub-Branch (Mar. 07)
- Suzhou Industrial Park Sub-Branch (Apr. 07)
- Beijing Branch (Feb. 08)

Strategic alliances
- Vietnam Eximbank (Basic agreement: Nov. 07)
- First Commercial Bank (Taiwan) (Basic agreement: Dec. 07)
- Industrial and Commercial Bank of China (Basic agreement: Mar. 08)

Business promotion sysytem
- Establishment of Asia Pacific Division (Apr. 08)
  ▷ Created more flexible and responsive systems through establishment of overall control center in the region
- Increased number of personnel stationed overseas

Further Reinforcing Specific Products

Syndicated Loans[*1]	Project Finance[*2]	Ship Finance[*3]
<Asia-Pacific, ex. Japan and Australia> 6th; #1 among Japanese banks	<Europe and the Middle East> 7th; #1 among Japanese banks	<Global> 9th; #1 among Japanese banks

Working to substantially enhance capabilities in these areas through system upgrades and expansion in personnel

*1: Thomson Financial, Syndicated loan Mandated Arranger Ranking for 2007
*2: Thomson Financial, Project Finance Mandated Arranger Ranking for 2007
*3: Dealogic, Ship Finance Mandated Arranger Ranking for 2007

◎Performance in Growth Businesses (SMBC Non-Consolidated) (Note: Figures in the green circles are average compound annual growth rates.)

Customer Assets (Investment Trusts and Pension-Type Insurance)

Unit: ¥ trillion, term-end
Cumulative sales of pension-type insurance
Balance of investment trusts



6
5
4
3
2
1
0
0.5
1.9
1.1
2.3
1.7
2.8
2.2
3.4
2.6
3.0
+33%
2004
2005
2006
2007
2008
(FY)

Housing Loans

Unit: ¥ trillion
Securitized balance
Balance outstanding



12
9
6
3
0
0.1
8.9
0.4
9.5
0.8
10.0
1.6
9.9
1.9
10.0
+8%
2004
2005
2006
2007
2008

Consumer Finance (Term-end balance)

Unit: ¥ billion
Unsecured card loans
Including, portion under tie-up with Promise



500
400
300
200
100
0
270
330
60
390
140
441
290
+20%
2005
2006
2007
2008

Note: During FY2007, about ¥300 billion of these loans were securitized. Managerial accounting basis including corporate bonds.

Loan Syndications

Amount originated (¥ trillion)
Number of origination



10
8
6
4
2
0
800
600
400
200
0
349
4.5
490
5.5
670
6.1
702
6.7
779
7.1
754
8.6
+12%
2003
2004
2005
2006
2007
2008

Business Select Loans (Term-end balance)

Unit: ¥ billion



1,800
1,500
1,200
900
0
+48%
2003
2004
2005
2006
2007
2008

Global e-Trade Service (Number of Contracts)

Unit: Thousands of contracts



15
10
5
0
9.7
11.7
13.7
15.0
+19%
2005
2006
2007
2008

PC Bank Web21 (Number of Contracts)

Unit: Thousands of contract



150
120
90
60
30
0
82
105
125
141
+24%
2005
2006
2007
2008

One's Direct Customer Contracts

Unit: Million customers



10
8
6
4
2
0
3.3
4.8
5.8
6.6
7.0
8.4
+21%
2003
2004
2005
2006
2007
2008

Number of Internet Transactions

Unit: Millions



180
120
60
0
38
60
82
108
129
151
+36%
2003
2004
2005
2006
2007
2008

Supplementary Information Ⅱ
Coping with Uncertainty in Business Environment

◎Prevent Additional Losses by Quickly Dealing with Subprime Loan Problem

To deal decisively with the Group's exposure to subprime-related securitized products, approximately ¥350 billion of these exposures was sold, and appropriate write-offs and loss provisions were made in the first half of fiscal 2007. As a result, as of March 31, 2008, the Group's subprime-related exposure after provisions and write-offs was ¥5.5 billion. We believe that possible financial impact on the Group will be marginal.

Further, the Group's exposure to non-subprime-related securitized products was approximately ¥260 billion after write-offs and loss provisions. The majority of the exposure was mortgage bonds guaranteed by Government Sponsored Entities ("GSEs") with AAA ratings.

Regarding the Group's exposure to monoline insurance companies, credit derivative transactions (credit default swaps) with monoline insurance companies that experienced a major decline in creditworthiness totaled approximately ¥30 billion. To avoid any future losses on these transactions, the full amount was written off and recognized as loss. As a result, remaining CDS exposure to monoline insurance companies, after making provisions was approximately ¥30 billion as of March 31, 2009. Moreover, the total amount of investment and loan exposures backed by monoline insurance company guarantees as of March 31, 2008, was approximately ¥40 billion. The exposures are investment grade equivalent non-subprime-related exposures.

Subprime related products (As of March 31, 2008)

(¥ billion)	Balance (before provisions and write-offs)	Net unrealized gains (losses) (before write-offs)	Provisions and write-offs	Balance (after provisions and write-offs)	Credit ratings of underlying assets
Investments to securitized products	73.5	(68.6)	68.6	4.9	Speculative ratings, etc.
Warehousing loans, etc.*	21.1	—	20.5	0.6	
Total	94.6	(68.6)	89.1	5.5	

Losses recognized linked to subprime loans totaled ¥93.0 billion (comprising provisions and write-offs of ¥89.1 billion and losses on sale of ¥3.9 billion)

(SMFG consolidated basis)

* Among warehousing loans, etc., the balance of exposure secured by collateral other than that linked to subprime loans, as of March 31, 2008, was ¥14.3 billion (before write-offs) and write-offs and loss provisions against these loans amounted to ¥8.4 billion. (All such loans were overseas.)

(For Reference) Products other than subprime related (As of March 31, 2008)

(¥ billion)	Balance (before provisions and write-offs)	Net unrealized gains (losses) (before write-offs)	Provisions and write-offs	Balance (after provisions and write-offs)	Credit ratings of underlying assets
RMBS (Guaranteed by GSE etc.)	219.8	(1.6)	—	219.8	AAA
Cards	12.5	(0.6)	—	12.5	A—BBB
CLO	24.3	(3.4)	0.4	23.9	AAA—A (Some securities without ratings)
CMBS	6.0	0.0	—	6.0	BBB
Total	262.6	(5.6)	0.4	262.2	

(SMFG consolidated basis)

Exposure Linked to Monoline Insurance Companies (As of March 31, 2008)

(¥ billion)	Net exposure*	Loan loss reserve*	Amount of reference assets*
Exposure to CDS transactions with monoline insurance companies	31.1	1.9	559.1

* These figures do not include the portion written off as loss (about ¥30 billion)

(¥ billion)	Balance	Loss provisions
Investments and loans, guaranteed by monoline insurance companies	41.7	—

The claims are project finance, regional government bonds, and other claims with investment grade equivalent, unrelated to subprime loans.

(For reference) In addition to the above exposures, there are exposures amounting to approximately ¥16.0 billion (drawn-down amount ¥10 million) including a commitment line to an insurance company whose group member is a monoline insurance company.

(SMFG consolidated basis)

Outline of "LEAD THE VALUE" Plan — SMFG's Medium-Term Management Plan

In October 2006, SMFG completed the repayment of public funds, and, in view of major changes in the economic and competitive environment surrounding the Group, launched a medium-term management plan entitled "LEAD THE VALUE" plan covering the three years from fiscal 2007 to fiscal 2009.

In preparing our plan, we reaffirmed that the most important requirement for achieving sustainable growth is to offer customers value that exceeds their expectations and leads customers in directions that help them to create new value. The new plan also reconfirms that SMFG's core strengths are the "Spirit of Innovation," "Speed," and "Solution & Execution," the drivers behind our ability to quickly make strategic businesses profitable. By drawing fully on the added value inherent in these strengths, we are aiming to be a globally competitive financial services group with the highest trust.

Accordingly, we have set the following targets during the current medium-term management plan:

- ○ Aim for top quality in growth business areas,
- ○ Realize solid financial base as a global player, and
- ○ Increase returns to shareholders.

To attain these targets, we are focusing on two strategic initiatives: namely, strengthening targeted growth business areas and fortifying platform for supporting sustainable growth.

◎Our Objectives under the Medium-Term Management Plan, "LEAD THE VALUE" Plan

"A Globally Competitive Financial Services Group with the Highest Trust"



"LEAD THE VALUE" Plan
Spirit of Innovation
Speed
SMFG
Solution & Execution
Our Mission
To provide optimum value added to our customers and together with them achieve growth
To create sustainable shareholder value through business growth
To provide a challenging and professionally rewarding work environment for our dedicated employees

◎Outline of "LEAD THE VALUE" Plan



Fiscal 2007 to Fiscal 2009
"LEAD THE VALUE" Plan
Aim to become "a globally competitive financial services group with the highest trust" by making the most of our strengths to LEAD THE VALUE
LEAD the way in helping customers create and deliver new VALUE
Our strengths and value added (the origins of our corporate value)
Spirit of Innovation
Speed
Solution & Execution
Strategic Initiatives
●Strengthen targeted growth business areas
"Seven Growth Areas"
●Fortify platform for supporting sustainable growth
Management Targets
● Aim for top quality in growth business areas
● Realize solid financial base as a global player
● Increase returns to shareholders (realize payout ratio of more than 20%)
Financial targets for fiscal 2009 (SMFG consolidated)
○ Net income: ¥650 billion
○ Net income RORA: Approx. 1%
○ Tier I ratio: Approx. 8%
○ Overhead ratio: 40-45% (SMBC non-consolidated)
○ ROE (SMFG consolidated):10-15%

*Financial targets assume that there will be increases in yen policy interest rates of about 0.25% in both fiscal 2007 and fiscal 2008, that nominal GDP will expand at a rate of more than 2% per annum, and that the yen will remain around ¥115 per U.S. dollar.

◎ Concept of Strategic Initiatives in the "LEAD THE VALUE" Plan

SMFG has increased profitability by identifying strategic businesses with strong growth potential at early stages and developed highly productive and efficient proprietary business models to consolidate its position in these business areas. As a result, the quality of our assets has improved substantially, and net income has recovered, enabling us to complete the repayment of public funds in fiscal 2006, about one-and-a-half years earlier than initially planned. Overall, we have made steady progress toward enhancing our profitability and strengthening our financial position.

In parallel with this improvement in performance, however, dramatic changes have reshaped our operating environment, including more-intense competition in the domestic loan market and a labor shortage. The magnitude of these changes has exceeded the assumptions that formed the basis for the previous management plan. Therefore, to continue our growth in today's competitive environment, going forward, we must be sure that we have an accurate grasp of macroeconomic trends that are likely to bring opportunities for earning profits and competing both in Japan and at the global level. The previous policies of maximizing earnings by restructuring and streamlining our operations are no longer likely to be sufficient. Instead, we must make substantial investments aimed at growth from a medium- to long-term perspective to lay the foundations for sustainable growth. This is why we have identified two key strategic initiatives under our "LEAD THE VALUE" plan: namely, "strengthening targeted growth business areas" and "fortifying platform for supporting sustainable growth."

◎ Strategic Initiatives under the "LEAD THE VALUE" Plan



Five Macrotrends
Tide of Generational change
Economic and financial globalization
Deregulations and tightening of regulations
Expansion of ubiquitous network
"Great Investment Era"
Strengthen Targeted Growth Business Areas: "Seven Growth Areas"
Financial consulting services for individuals
Solution providing for corporations
Focused business areas in global markets
Payment & settlement services, Consumer finance
Investment banking, Trust business
Proprietary investment
Credit derivatives, Trading & distribution
Fortify Platform for Supporting Sustainable Growth
Business performance evaluation system with medium-term viewpoint
Framework to secure and develop professionals
Reinforce IT and operational infrastructure
Improve ALM and risk management, Strengthen compliance

■ Consumer Banking

The member companies of SMFG are collaborating to enhance the financial services they provide to consumers. Some of the key indicators of SMBC's performance in fiscal 2007, reflecting the high esteem customers have for our services, include an outstanding balance of investment trusts under management of ¥2,974.0 billion; sales of foreign bonds and structured bonds for the fiscal year under review of ¥127.2 billion; pension-type insurance sales of ¥389.4 billion; sales of single premium full-life insurance of ¥51.0 billion; and mortgage loans outstanding of ¥13,647.8 billion as of March 31, 2008.

Financial Consulting Business

SMBC's Consumer Banking Unit continued to broaden its product lineup in fiscal 2007, introducing new investment trusts and life insurance products. As part of our "total consulting" services, which offer our customers one-stop shopping for all types of financial services, beginning on December 22, 2007, we expanded our offering of life insurance products. Specifically, our insurance consultants, who have been assigned to 90 of our branches and have extensive experience in insurance sales, are responsible for selling a total of 18 products (offered by seven insurance companies, as of May 31, 2008), including mainly level premium-type death benefit insurance and medical insurance. Similarly, in our investment trust sales activities, we are expanding our lineup of products to meet customer needs. Our lineup of investment trusts includes funds that invest in the stocks of companies in the emerging economies of BRICs (Brazil, Russia, India, and China) and funds that invest in high interest rate foreign currency instruments.



Moreover, accompanying the implementation of Japan's Financial Instruments & Exchange Law in September 2007, we have sharpened our focus on offering investment products that are appropriate for the level of knowledge and experience of our customers regarding investments, the amount of their assets, their views of financial risk, and other aspects.

In addition, prices of stocks and other investment instruments in Japan and overseas are fluctuating substantially as a result of the subprime loan problem in the United States. Therefore, to follow up with our customers and provide them with timely information, we hold customer seminars to report on asset management performance, issue monthly and special market reports, and conduct direct mailings.

Mortgage Loan Business

To enable us to respond to the wide-ranging needs of our customers, we have engaged in the development of new products, as well as in the expansion and improvement of the services we offer. For example, in October 2005, we began to offer a new type of mortgage loan that provided insurance for repaying the loan balance in the event that one of three major medical conditions might have occurred. As of March 31, 2008, the cumulative amount of this type of loan origination totaled approximately ¥660.0 billion.



In January 2008, we enhanced the convenience of "One's Direct," our Internet banking service, to enable mortgage loan borrowers to make advance payments on their housing loans and to change interest rate terms on a 24-hour basis. These expanded services thus allow customers to make these changes from their homes and to select the time to conduct these banking activities that is most convenient for them.

Also, in April 2008, we introduced mortgage loans with a special provision that temporarily suspends a portion of loan repayments following natural disasters. When customers' homes are damaged by such disasters, the amount of loan repayments is reduced, depending on the extent of the damage, for a specified period. This is the first loan of this type in the banking industry in Japan.



Moreover, SMBC is focusing on initiatives to deal with environmental issues by working together with its customers to contribute to measures to reduce global warming. In April 2008, for example, the bank began a campaign to promote its carbon offset mortgage loan.

Settlement and Consumer Finance Business

Through our "SMBC First Pack" service, which offers a platform for various settlement-related possibilities, we are endeavoring to raise the level of our services. Beginning in September 2007, we expanded our point exchange programs with other companies and added the *iD*® electronic settlement function of the *Mitsui Sumitomo Card* on the SMBC CARD.


FIRST PACK

The number of subscribers to the *Mitsui Sumitomo Card iD*® electronic settlement function,

which is based on a strategic alliance with NTT DoCoMo, Inc., had climbed to about 770,000 persons as of March 31, 2008, and the number of terminals accepting payments via the *iD*® service that were installed on the premises of affiliated merchants had expanded to about 300,000.


すぐにお返事。
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http://923923.jp

In the consumer finance business that began in April 2005 through the collaboration of SMBC, Promise Co., Ltd., and At-Loan Co., Ltd., the number of automatic contract machines had grown to 697 at the end of March 2008, and the balance of loans made by SMBC and At-Loan together had expanded to about ¥350.0 billion.

Transaction Channels

During fiscal 2007, we established new branches in the Tokyo metropolitan area located in Higashi Totsuka (Kanagawa Prefecture), Ichikawa (Chiba Prefecture), and Osaki (Tokyo). In the Kinki region, we opened a new branch in Takarazuka Nakayama (Hyogo Prefecture).

Also, to strengthen our services for customers located in the Tokai region, which is centered on Aichi Prefecture, we set up new branches in the cities of Ikeshita and Issha. In addition, in June 2008, we opened a new type of business office, "SMBC Park Sakae," which will be the first of SMBC's offices to concentrate mainly on providing information.

We will continue to strengthen our office network in Japan's three main geographic areas: namely, the Tokyo metropolitan area, the Kinki region, and the Tokai region.

On its "One's Direct" remote banking service, SMBC is continuing to expand the range of its offerings. Beginning in May 2007, we began to offer the first foreign currency deposits with interest rates linked to foreign currency markets, operating exclusively on the Internet on a 24-hour basis on weekdays.



Also in May 2007, we linked onto the i-AppliBanking common mobile banking platform developed by NTT DoCoMo. Then in July and August 2007, we strengthened measures for preventing Internet "phishing" (short for "password harvesting fishing") fraud by introducing a service that closes phishing sites quickly and provides the customer with a new type of identification.

The Internet banking services offered by One's Direct have been ranked highly and placed number one in Japan for the sixth consecutive year in the independent rankings published by Gomez, Inc. As of March 31, 2008, the number of One's Direct subscribers was approximately 8.4 million.

During fiscal 2007, all ATMs in our manned branches were converted to accept biometric identification. ATMs for visually challenged persons had been installed in all locations, including unmanned ATM only offices.

We are also adjusting our fees depending on the nature of transactions and expanding the ATM network to broaden access to services that are free of charge. For example, we revised our ATM fee schedule as of October 2007. Fees for transactions conducted after banking hours on weekdays were eliminated for customers using ATMs at the bank's Head Office and branches as well as the bank's @BANK ATMs in convenience stores, for those who have savings account balances of ¥100,000 or more at the time of their transactions. In addition, fees were eliminated for transactions through ATMs of Japan Post Bank and East Japan Railway Company. After-hour fees and usage charges were also eliminated for card loans.



This ATM is equipped with a phone handset with keys to enable visually challenged persons to conduct operations while listening to directions.

Topics

◆ SMBC Retail Banking College Established

On May 7, 2008, SMBC established SMBC Retail Banking College (RBC) to train personnel responsible for providing financial services to individual customers.

RBC offers special training programs aimed at substantially increasing the sophistication and quality of our consumer banking services. It has a counter zone that enables trainees to simulate retail customer consulting, an audio visual room that broadcasts roll-playing scenarios and enables all trainees attending to confirm the content, and other facilities that speed up their acquisition of working knowledge and skills.



SMBC RETAIL BANKING COLLEGE



■ Corporate Banking

Reinforcing Capabilities in Response to Globalization

Japan's overseas direct investment has continued to expand since 2004. The number of customers among small and medium-sized enterprises (SMEs) who are expanding and deepening their business operations through development of activities in overseas markets, including Asia, is growing.

To respond to the needs of these customers to enter overseas markets and expand their existing overseas activities, SMBC established its Global Advisory Department in April 2008, which spans across the three business units responsible for corporate transactions—Middle Market Banking, Corporate Banking, and International Banking Units. The Global Advisory department is based in Tokyo and has increased the number of personnel stationed in Asia, principally in China, to reinforce its capabilities for gathering information and providing solutions to customer issues.

Our new advisory department is well positioned to provide even higher quality support for customers considering entry into overseas markets and to companies that are already expanding their activities overseas.

Improving Products and Services for Midsized Companies and SMEs

To contribute to the development of the business activities of midsized companies and SMEs, SMBC proactively takes the initiative in understanding customers' needs and issues to be addressed and is well prepared to offer proposals for providing appropriate products and services.

Products and Services for Fund-Raising

Thus far, in the area of unsecured loans, where customers have strong needs, we were quick to develop our *Business Select Loans*, which do not require guarantees by third parties, and have promoted these loans to SMEs.

In September 2007, in addition to our offerings of unsecured loans available to date, we introduced a new lineup of *Wide Support Loans* to respond to customer needs for funding to develop and make use of real estate holdings.


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ASSET VALUE
三井住友銀行

Moreover, for SMEs, we are developing a range of fund-raising methods that are based on various types of assets. For example, in November 2007, we introduced our *Asset Value Loans*, which enable customers to use their equipment assets, such as machine tools and construction equipment, as collateral for borrowings. Also, in April 2008, we began to offer *Asset Value Truck & Bus Loans*, which make it possible for customers to use their commercial vehicles, such as trucks and buses as loan collateral.


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三井住友銀行

We are also developing other types of loans that provide funds on favorable terms to corporations that have various qualifications. Beginning in February 2006, for example, we introduced the *SMBC-ECO Loans* for environmentally conscious midsized companies and SMEs that have obtained environmental certifications. Also, beginning in December 2007, as a follow-up product, we worked together with NPO KES Environmental Organization, the pioneering organization in Japan in the field of providing environmental certifications to SMEs, to develop and begin to offer the *KES Support Loan*, targeted at companies that have obtained the KES Management System Standard certification, which is administered by the KES Environmental Organization. *SMBC-ECO Loans*, including the *KES Support Loans*, are now widely used by our customers and, on a cumulated basis, had exceeded ¥30 billion as of May 31, 2008.


eco
応援します、中小企業のエコ。
LEAD THE VALUE
三井住友銀行

Also, in April 2008, we added the *Certified Company Support Loans* to our lineup of fund-raising methods. Companies eligible for these loans are selected from among those that have received (a) certifications and awards for technology and management capabilities from national and local government entities specified by SMBC and (b) such


認定企業
サポートローン
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certifications and awards under management qualification certification systems recognized by SMBC. Similarly, in June 2008, we introduced our *Web Reporting Loans*. Companies eligible for these loans are selected from among those that submit electronic corporate tax returns and make use of Web tax reporting data services. (These are companies that make use of the Japan national tax authorities "e-Tax" service that enables them to transmit their tax return data and certificates of tax payment electronically to the bank.)



Webレポートローン

Customer Needs		SMBC Products and Services
Fund-raising	Unsecured loans	*Business Select Loans*
	Asset-based financing	*Wide Support Loans* *Asset Value: Equipment Asset-Based* *Asset Value: Truck & Bus*
	Qualification-based financing	*SMBC-ECO Loans (KES Support Loans)* *Certified Company Support Loans* *Web Reporting Loans*
Value-added services	Provision of information	Complimentary information services *Business Information Service* · Management Topics · Columns · Business Knowledge · Book Reviews
	Assistance for entering overseas market and trading transactions	Trade Consultants

Information Services

In addition to these financing services, in September 2007, SMBC expanded its complimentary Business Information Service, which it inaugurated in November 2006. The upgrading of this service aimed to "transmit additional content" and "provide weekly updates" and the number of companies receiving the service has increased to more than 10,000.

Also, beginning in February 2008, the bank formed a group of 18 Trade Consultants, who are drawn from among persons thoroughly familiar with trade transactions and with extensive experience in trading companies. These consultants offer advisory services to customers engaged in trade transactions, including information on conditions in overseas markets and points for special attention when conducting export and import business.

SMBC intends to continue to offer value-added services to its customers that go beyond providing financing products.

Foreign Exchange Products and Services

As midsized companies and SMEs continue to globalize their activities by entering overseas markets and conducting international trade, SMBC is working to offer new products and services to assist them.

As a tool to increase the efficiency of foreign trade transactions for corporations conducting foreign exchange transactions with overseas customers, SMBC offers its *Global e-Trade Service*, an Internet-based foreign exchange service. Beginning in May 2008, to provide a dedicated remittance service, which is in demand among customers, we introduced a lower cost *Global e-Trade Service Debut Type*, which is available for a monthly fee of ¥2,100.



SMBC
Customer
PC
Value Door entrance portal
Global e-Trade Service Debut Type
· Outgoing remittance transactions to overseas recipients
· Handling of incoming remittance transactions
· Notice of statements and detailed transaction reports
· Print-out function

In addition, with the objective of providing global support for domestic companies with technological capabilities in the environmental area, beginning in March 2008, SMBC introduced a service system that offers preferential trade related fees and interest rates to customers who have cleared our environmental technical standards based on the know-how of Group company JRI.

SMBC will continue to actively support the activities of its customers among midsized companies and SMEs to globalize their operations.

Topics

◆ SMBC Provides Support for Joint Research on Businesses Related to the Natural Environment

In June 2008, SMBC made a grant to support joint research on environmental business to be conducted by Annex Co., Ltd.—a company that won the SMBC Award in the SMBC-sponsored "eco japan cup" contest for business activities related to the natural environment—and the Incubation Center of Japan's Keio University.

SMBC plans to continue providing support for the further development of environmental businesses.



Examples of the "5 x Green" Greening Units promoted by Annex. (Installed in Marunouchi, Chiyoda-ku, Tokyo)

■ Services for High-Net-Worth Individuals, Business Owners and Employees

Private Advisory Department

SMBC's Private Advisory Department responds to the diverse requirements of business owners and high-net-worth individuals. The activities of the department span three areas. The first is providing private banking services that include the preparation of comprehensive proposals for the management of monetary assets that answer to customer needs. The second is preparing carefully tailored proposals for business succession, based on the know-how the bank has accumulated from long experience in this area and the input of outside specialists. The third is workplace banking services that give assistance in formulating and implementing employee benefit programs for supporting employees' lifelong financial plans, including asset formation savings, housing finance, and defined contribution pension plans.

In providing these three types of services, the department works to meet the requirements of business owners, employees, and high-net-worth customers, by providing responsive services through the bank's domestic branches and by working closely with SMFG companies and alliance partners.


Customers
Head of families
High-net-worth-individuals
Business Owners
SMBC
Officers in charge of customers at bank branches
Officers in charge of customers in the Middle Market Banking Unit
Relationship management
Private Advisory Department
· Asset management requirements
· Employee benefit programs, etc.
· Business succession needs
· Asset succession/ inheritance requirements
· Provision of advice for expanding business operations and other various needs
Other related departments
Group companies
SMFG

Private Banking

In its private banking services, SMBC discusses and shares thoughts with customers regarding their own assets and, based on these discussions, in cooperation with others inside and outside the bank, offers proposals for the allocation of assets as well as for assisting customers in expanding their business activities, arranging for business and asset succession, and managing their overall asset portfolios. These proposals include specific management suggestions for various categories of customer assets.

Proposal Preparation and Implementation


1. Profiling
Sharing thoughts with customers and proposals for customers' overall asset portfolios
2. Consulting
Proposals for asset allocation for customers' monetary asset portfolios
3. Action
Specific proposals for the management of various asset categories
4. Review
Reporting and reviewing on asset management results

Support for Business Succession

We offer tailor-made proposals to our customers who have concerns about passing on their businesses in the years ahead. We prepare these proposals and plans with reference to the particular situation and requirements of individual customers to assist them in implementing business succession smoothly and with an eye to further business development.


Business strategy
Capital policy
Asset succession
Consideration of M&A/MBO possibilities
Our Solutions
Organizational realignments
Arrangements for tax payments
Stock price simulations
Policies vis-à-vis successors

Workplace Banking

We also promote transactions with the employees of corporate clients and support the creation of employee benefit programs. In April 2006, SMBC formed a Defined Contribution Department, which is responsible for offering operating services for defined benefit plans.



■ Investment Banking

Accomplishments in Fiscal 2007

SMBC won first place in the league table for mandated arrangers of Japanese syndicated loans in fiscal 2007, drawing on its strong placement capabilities and through its aggressive initiatives to capture major deals. Also, on a global basis, SMBC received a high rating from market participants for arranging a large number of project finance deals, receiving "Deal of the Year" awards from major magazines. In addition, in the field of ship financing, on a global basis, SMBC has placed within the top 10 arrangers for the second consecutive year. We also improved our capabilities and support services for potential growth companies through direct equity investments, implemented aggressive initiatives to develop our hybrid finance instruments to respond to the diverse needs of our customers, and expanded into the carbon credit business and other new business fields.

Collaboration with Daiwa Securities SMBC

Daiwa Securities SMBC Co., Ltd., ranked first in the league table for All Bonds in Yen in fiscal 2007 and placed second in the league table for bookrunners for initial public offerings. In addition, reflecting the highly favorable esteem that it has received from market participants, Daiwa Securities SMBC won the "Samurai Bond House of the Year" and the "Asset-backed Securities House of the Year" awards presented by the U.S. research company Thomson Financial. In the M&A advisory field, Daiwa Securities SMBC executed a business alliance agreement with U.S. M&A specialist Sagent Advisors Inc. and is expected to respond proactively to expanding cross-border M&A deals.

Syndicate Loan League Table*

Fiscal 2007 Mandated Arrangers	Amount (¥ billion)
1. SMBC	8,048.4
2. Mizuho Financial Group	7,585.9
3. Mitsubishi UFJ Financial Group	5,881.4
4. Citigroup	953.4
5. Sumitomo Trust & Banking	396.5

Project Finance
2007 Deal of the Year Awards—Principal Deals

Award category Region/industry	Deal name (Country/sector)	Amount syndicated US$ million	Magazine presenting award
Global	Barka 2 & Al-Rusail (Oman/IWPP)	937	*Project Finance Magazine*
Africa/mining	Ambatovy (Madagascar/ nickel mining)	2,100	*Project Finance Magazine* *Project Finance International*
Middle East/ manufacturing	Emirates Aluminum (Abu Dhabi/ aluminum smelting)	4,400	*Project Finance Magazine* *Project Finance International*
Asia-Pacific/ electric power	Crimson Power (Philippines/acquisition of an independent power producer (IPP))	2,900	*Project Finance Magazine*

All Bonds in Yen Bookrunner League Table*

Fiscal 2007 Bookrunners	Amount (¥ billion)
1. Daiwa Securities SMBC	3,975.0
2. Mizuho Financial Group	3,532.9
3. Nomura	3,501.8
4. Mitsubishi UFJ Financial Group	3,384.9
5. Nikko Citigroup	3,275.4

* Source: Thomson Financial

Topics

◆ Syndicated Loans

SMBC ranked first in the league table for mandated arrangers of Japanese syndicated loans in fiscal 2007 and was selected the "Best arranger of loans for Japanese borrowers" by *Euroweek* magazine, the UK based financial journal.

EUROWEEK ASIA AWARDS

◆ Environmental Business

In October 2007, SMBC established its Environmental Products Department with the mission of promoting environmental business, including carbon credit business. Also, in connection with clean development mechanism (CDM) projects in Brazil, SMBC was the only Japanese bank nominated for the "Sustainable Banking Award 2007" presented by the Financial Times and International Finance Corporation.



CDM project in Brazil (Arapucel small hydroelectric power plant)

International Banking

In its international banking operations, which emanate from SMBC's International Banking Unit, SMFG offers various services to customers operating globally, including corporations, financial institutions, sovereign governments, and public entities.

Offering Tailor-Made Services for Regional Requirements through Our Extensive Overseas Network

To reinforce our transaction capabilities in the fast-growing Asia and Oceania regions, in April 2008, we established a regional head office for these regions in Singapore. Also, to strengthen our abilities for responding appropriately to the needs of differing markets in the three principal geographical areas of Europe, the Americas, and Asia, we created four regional management centers, one each for Europe, the Americas, China, and the rest of Asia/Oceania. Through this operating structure, under which we will draw on the capabilities not only of SMBC's network but also the abilities of other Group companies, overseas subsidiaries, and our alliance partners among local banking institutions, we are aiming to offer cutting-edge information and services at all times in increasingly competitive international markets as well as optimal solutions to issues our customers confront in various parts of the world.

Developing Our Activities in Newly Emerging and Growth Markets

We are working to strengthen our capabilities for responding to customer needs not only in Europe and the countries of Asia but also in the newly emerging and growth markets, including those of the Middle East, Central and Eastern Europe, and Latin America. We are striving to provide optimal services that meet the special requirements of individual markets, and, while remaining aware of changes in the operating environment, we are implementing initiatives flexibly and proactively.

Providing Competitive Financial Products

Fourteen of the major financing projects that SMBC has undertaken received deal of the year awards from the three leading trade-related magazines: namely, Trade Finance, Global Trade Review, and Trade & Forfaiting Review. Leveraging the arranging and structuring capabilities of our Global Trade Finance Department, which derive from that department's global activities, we plan to offer a diversity of products going forward to provide support for the foreign trade operations of our customers. In addition, drawing on the strengths of our network spanning Asia/Oceania, Europe, the Middle East, and the Americas, we have attained a top-ranking position in project finance, including private finance initiative (PFI), public private partnership (PPP), and other types of arrangements in a number of key industries, including electric power, oil and gas, and petrochemicals. Looking ahead, we intend to continue to respond to the diverse needs of our customers as a top-tier bank.

International Cash Management Services (CMS)

In October 2007, SMBC formed its Global Transaction Banking Dept. and stationed staff members in Singapore, Shanghai, New York, and London to create a global system that can respond to the needs of corporate clients for international cash management. According to the results of a survey conducted in 2007 by ASIAMONEY, a magazine specializing in Asian finance, SMBC ranked third among all banks surveyed and number one among Japanese banks in the rankings for "Best Electronic Banking Platform." Going forward, we will work to provide the most up-to-date services and information related to overseas cash management, drawing on our global network.

Continuing Portfolio Optimization

We are working to continuing to increase our asset efficiency

Topics

◆ Strengthening Our Network

In April 2008, we newly opened representative offices in Amsterdam and Prague. These new offices will provide us with a presence in the Netherlands, where a large number of Japanese companies have set up operations, and in Central and Eastern Europe, where in recent years a substantial number of Japanese companies have established business operations. We will rely on these representative offices to reinforce our capabilities for gathering information to support our Japanese customers in the three Benelux nations and the countries of Central and Eastern Europe. Also, after becoming the first Japanese bank to establish a branch in Dubai, which is now the base for our business activities in the Middle East, in March 2007, we became the first Japanese bank to open a representative office in Doha in April 2008. Similarly, in China, following the establishment of sub-branch in the Binhai New Area of Tianjin in March 2007 and another sub-branch in an industrial park in the city of Suzhou in April 2007, we opened our Beijing Branch in February 2008, thus bringing our network in China to 11 offices. Going forward, we plan to further strategically reinforce our overseas network.

◆ Appointments of National Staff at Overseas Offices

During fiscal 2007, SMBC appointed local staff officers (general managers for marketing) as directors, one each in the Americas and in Europe. In fiscal 2008, another national staff member in charge of marketing to Greater China (including non-Japanese customers located in mainland China, including Hong Kong, and the Taiwan economic region) was appointed as director. Looking ahead, we intend to actively appoint highly qualified personnel, regardless of nationality, to such positions and thereby create a management system that can respond flexibly to the special features of regional markets.

within the framework of the Basel II requirements by taking account of the various types of market risk in our international business activities, managing our portfolio appropriately, and responding quickly and flexibly to changes in the operating environment.

Reinforcing Compliance Systems

We are fully aware that expanding our business operations on a global scale will necessitate the further strengthening of our compliance systems. Accordingly, we formed an International Compliance Department within our General Affairs Department and have newly appointed Head Office Compliance Officers who are stationed at our overseas offices and report to the Head Office. These officers have the roles of providing guidance and conducting surveillance activities relating to compliance at overseas offices and improving compliance monitoring. Moreover, we are taking steps to substantially reinforce our anti-money laundering systems since preventing such activities has become a high-priority issue internationally.

We intend to continue working to capture business opportunities in the vast markets that characterize international business activities and aim to become a global commercial bank with particular strengths in Japan and the rest of Asia.

■ Treasury Markets

SMFG, through the Treasury Unit of SMBC, aims to offer increasingly higher-value-added services to meet the ever more sophisticated and diverse needs of its customers for transactions in the money, foreign exchange, bond and derivatives markets.

To maintain and further strengthen profitability, as it manages risk appropriately, the Treasury Unit focuses on three goals: (a) expanding transactions volume from its customers: (b) strengthening its asset-liability management (ALM) system and trading skills: and (c) diversifying fund management techniques and conducting sharply focused portfolio management.

Enhancing Customer Convenience

In fiscal 2007, the Treasury Unit, working in collaboration with the business units, took steps to expand its market transactions services system for corporate and retail customers. We also worked to increase the range of functions offered through *i-Deal*, a system that allows customers to conclude foreign exchange contracts over the Internet.

Looking forward, the Treasury Unit will continue working to fulfill all our customers' market transaction needs by providing full support services of the highest quality in the industry.

ALM and Trading Operations

Through its ALM and trading operations, the Treasury Unit endeavors to maximize profitability, as it controls market and liquidity risks, by diversifying management techniques to include alternative investments, diversifying its investment portfolio, and taking advantage of arbitrage investment opportunities.

We will continue to work to secure stable profits by pursuing the optimal allocation of capital appropriate to the level of risk exposure.



Customers
Corporate business offices, branches
Treasury Unit
Planning Dept.
Planning, research
Treasury Marketing Dept.
Enhance customer convenience by improving our services
Transactions with customers
Customer order flow
Trading Dept.
Foreign exchange transactions
Maintenance of efficient operations based on order-initiated trades and ALM hedging
Derivative transactions
Bond transactions
CD, CP transactions
Trading
ALM operations
Treasury Dept.
International Treasury Dept.
Precise ALM operations and liquidity management
Deposits
Loans
Bond investments
Alternative investments
ALM
Fund and bond transactions
Interbank Market

Topics

◆ Expanding Services to Meet Customer Needs

To further increase convenience for customers, SMBC continues to enhance the functions of its *i-Deal* system that allows customers to conclude foreign exchange contracts over the Internet.

In fiscal 2007, as a result of the upgrading of system functions, individual customers are now able to conduct foreign currency deposit transactions on a 24-hour basis on weekdays using real-time exchange rates via One's Direct.

◆ Diversification of Investments and Efficient Use of ALM

SMBC has upgraded its systems to allow for the flexible expansion and selection of the range of investments by centralizing interest rate, equity, and alternative investments in one department while also expanding the number of personnel engaged in making own-account investments at overseas offices. In addition, the bank is positioned to conduct appropriate ALM operations in response to changing market conditions.

Group Companies (as of March 31, 2008)

SUMITOMO MITSUI FINANCIAL GROUP

SMFG

www.smfg.co.jp

The companies of the Sumitomo Mitsui Financial Group (SMFG) offer a diverse range of financial services, centered on banking operations, and including credit card services, leasing, information services, and securities.

Our Mission

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

Company Name:	Sumitomo Mitsui Financial Group, Inc.
Business Description:	Management of banking subsidiaries (under the stipulations of Japan's Banking Law) and of non-bank subsidiaries as well as performance of ancillary functions
Establishment:	December 2, 2002
Head Office:	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Chairman of the Board:	Masayuki Oku (Concurrent President at Sumitomo Mitsui Banking Corporation)
President:	Teisuke Kitayama (Concurrent Chairman of the Board of Directors at Sumitomo Mitsui Banking Corporation)
Capital:	¥1,420.9 billion
Stock Exchange Listings:	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section) Nagoya Stock Exchange (First Section)

SUMITOMO MITSUI BANKING CORPORATION

SMBC

www.smbc.co.jp



Sumitomo Mitsui Banking Corporation (SMBC) was established in April 2001 through the merger of two leading banks: The Sakura Bank, Limited, and The Sumitomo Bank, Limited. Sumitomo Mitsui Financial Group, Inc., was established through a stock transfer as a holding company, and SMBC became a wholly owned subsidiary of SMFG. SMBC's competitive advantages include a strong customer base, the quick implementation of strategies, and an extensive lineup of financial products and services that leverage the expertise of strategic Group companies in specialized areas. SMBC, as a core member of SMFG, works together with other members of the Group to offer customers highly sophisticated, comprehensive financial services.

Company Name: Sumitomo Mitsui Banking Corporation
Business Profile: Banking
Establishment: June 6, 1996
Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
President & CEO: Masayuki Oku
Number of Employees: 17,886
Number of branches and other business locations:

In Japan:	1,489*
Branches: (including 38 specialized deposit account branches)	473
Subbranches:	157
Agency:	1
Offices handling non-banking business:	20
Automated service centers:	838
Overseas:	40 locations
Branches:	19
Subbranches:	6
Representative offices:	15

* The number of domestic branches excludes ATMs located in retail convenience stores.

Credit Ratings (as of June 30, 2008)

	Long-term	Short-term
Moody's	Aa2	P-1
Standard & Poor's	A+	A-1
Fitch Ratings	A+	F1
R&I	A+	a-1
JCR	AA-	J-1+

Financial Information (Consolidated basis, years ended March 31) Billions of yen

	2008	2007	2006	2005
For the Year:				
Ordinary income	¥ 3,411.0	¥ 2,925.6	¥ 2,750.2	¥ 2,691.3
Ordinary income (loss)	734.9	716.6	862.0	(99.7)
Net income (loss)	351.8	401.7	563.5	(278.9)
At Year-End:				
Net assets	¥ 5,080.7	¥ 5,412.4	¥ 3,598.2	¥ 2,633.9
Total assets	108,637.7	98,570.6	104,418.5	97,478.3

SUMITOMO MITSUI CARD COMPANY, LIMITED

www.smbc-card.com



As the pioneer in the issuance of the VISA Card in Japan and a leader in the domestic credit card industry, Sumitomo Mitsui Card Company, Limited, enjoys the strong support of its many customers and plays a major role as one of the strategic businesses of SMFG.

Leveraging its strong brand image and its excellent capabilities across a wide range of card-related services, the company provides settlement and financing services focused around providing credit services that meet customer needs. Through its credit card business operations, the company aims to actively contribute to the realization of comfortable and affluent consumer lifestyles and make further dramatic advances as a leading brand in its industry sector.

Company Name: Sumitomo Mitsui Card Company, Limited
Business Profile: Credit card services
Establishment: December 26, 1967
Head Office:
Tokyo Head Office: 1-2-20, Kaigan, Minato-ku, Tokyo
Osaka Head Office: 4-5-15, Imabashi, Chuo-ku, Osaka
President & CEO: Koichi Tsukihara
Number of Employees: 1,989

Credit Ratings (as of July 31, 2007)

	Long-term	Short-term
JCR	A+	J-1+

Financial Information (Years ended March 31) Billions of yen

	2008	2007	2006	2005
For the Year:				
Revenue from credit card operations	¥5,375.2	¥4,753.8	¥4,181.3	¥3,598.7
Operating revenue	168.4	157.6	148.2	132.1
Operating profit	16.9	14.1	25.8	23.1
At Year-End:				
Number of cardholders (in thousands)	1,640.6	1,495.1	1,406.7	1,346.2

SMFL Sumitomo Mitsui Finance and Leasing

www.smfl.co.jp



Sumitomo Mitsui Finance and Leasing (SMFL) was created from the merger of SMBC Leasing Company, Limited, and Sumisho Lease Co., Ltd., in October 2007. SMFL aims to become the top leasing company in Japan in terms of both quantity and quality by combining (a) the customer base and know-how of SMBC Leasing, as a bank-affiliated leasing company that can draw on the financial solutions offered by other subsidiaries of SMFG, and (b) the customer base and know-how of Sumisho Lease, as an affiliate of the Sumitomo Corporation Group, one of Japan's leading trading houses, which has business relationships along the value chains in a wide range of industries.

SMFL aims to draw on the strengths of the differing business styles and rich experience of its two predecessor companies to anticipate emerging opportunities and offer high-value-added services that "go beyond leasing" to meet increasingly diverse customer needs, and contribute to society by conducting high-quality leasing activities as one of the leading companies in its industry.

Company Name: Sumitomo Mitsui Finance and Leasing Co., Ltd.
Business Profile: Leasing
Establishment: February 4, 1963
Head Office:
Tokyo Head Office: 3-9-4 Nishi-Shimbashi, Minato-ku, Tokyo
Osaka Head Office: 3-10-19, Minami-Semba, Chuo-ku, Osaka
President & CEO: Koji Ishida
Number of Employees: 1,504

Credit Ratings (as of June 30, 2007)

	Long-term	Short-term
R&I	A+	a-1
JCR	AA-	J-1+

Financial Information (Years ended March 31) Billions of yen

For the Year:	2008*	2007*	2006*	2005*
Revenue from leasing operations	¥1,040.5	¥583.6 503.4	¥615.5 488.9	¥580.0 401.9
Operating revenue	708.4	630.0 379.9	619.7 375.1	589.1 356.1
Operating profit	36.2	31.5 24.7	32.2 21.4	28.0 18.2

* The upper row of figures for 2005, 2006, and 2007 are for SMBC Leasing and the lower row of figures are for Sumisho Lease.

The Japan Research Institute, Limited

www.jri.co.jp



The Japan Research Institute, Limited (JRI), is a "knowledge engineering" company that offers high-value-added services by effectively combining its capabilities in three fields: namely, information systems integration, consulting, and think-tank services. JRI offers consulting services—principally focused on management innovation and IT-related issues, planning and implementation services for strategic information systems, and outsourcing services—for customers in financial services and a range of other industrial sectors. In addition, JRI's wide-ranging activities cover the issuance of a range of information, including research and analysis of the Japanese and overseas economies, formulation of policy recommendations, and assistance in the incubation of new businesses.

In July 2006, JRI spun off part of its operations to create JRI Solutions, Limited, with the objective of strengthening its provision of IT solutions for corporate customers outside the Group. Drawing on the rich base of know-how accumulated in developing and operating systems for the Group companies, JRI Solutions works to offer the best IT solutions to a wider array of customers in the general industrial, financial, and public sectors.

Company Name: The Japan Research Institute, Limited
Business Profile: Systems engineering, data processing, management consulting, think-tank services
Establishment: November 1, 2002
Head Office:
Tokyo Head Office: 16 Ichibancho, Chiyoda-ku, Tokyo
Osaka Head Office: 1-5-8 Shinmachi, Nishi-ku, Osaka
President & CEO: Yasuyuki Kimoto
Number of Employees: 3,005 (Including employees of JRI Solutions)

Financial Information (Years ended March 31) Billions of yen

For the Year:	2008*	2007*	2006	2005
Operating revenue	¥122.4	¥111.8	¥115.8	¥111.2
Operating profit	5.7	6.1	5.2	6.3

* Figures for fiscal 2007 and 2008 include JRI Solutions, which was spun off as a separate company in July 2006.

SMBC FRIEND SECURITIES CO., LTD.

www.smbc-friend.co.jp



Providing a full range of securities services, focused mainly on retail customers, SMBC Friend Securities has one of the strongest financial positions among Japanese securities companies and boasts highly efficient operations with a nationwide network of 70 offices. SMBC Friend Securities offers services closely tailored to the needs of its customers and the communities it serves. SMBC Friend Securities became a wholly owned subsidiary of SMFG through a share transfer in September 2006, and is developing business operations jointly with SMBC and other Group members by strengthening its ties with these companies.

Going forward, SMBC Friend Securities is aiming to be "a leading Japanese securities company serving the retail market", and, by offering high-quality products and services matching the needs of its customers, will continue to build strong bonds of trust with its customers.

Company Name: SMBC Friend Securities Co., Ltd.
Business Profile: Securities services
Establishment: March 2, 1948
Head Office: 7-12, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo
President & CEO: Katsuhiko Tamaki
Number of Employees: 1,989

Financial Information (Years ended March 31) Billions of yen

For the Year:	2008	2007	2006	2005
Operating revenue	¥60.5	¥58.7	¥68.5	¥52.3
Operating profit	19.0	21.2	31.0	18.0

Financial Highlights

Sumitomo Mitsui Financial Group

◆ Consolidated

Year ended March 31	2008	2007	2006	2005	2004
	Millions of yen				
For the Year:					
Total income	¥ 4,739,040	¥ 3,947,786	¥ 3,803,089	¥ 3,589,871	¥ 3,669,531
Total expenses	3,810,084	3,140,996	2,759,726	3,698,406	3,264,636
Net income (loss)	461,536	441,351	686,841	(234,201)	330,414
At Year-End:					
Total net assets	¥ 5,224,076	¥ 5,331,279	¥ 4,454,399	¥ 2,775,728	¥ 3,070,942
Total assets	111,955,918	100,858,309	107,010,575	99,731,858	102,215,172
Risk-monitored loans	1,092,661	1,067,386	1,243,160	2,227,445	3,297,981
Reserve for possible loan losses	894,702	889,093	1,035,468	1,273,560	1,422,486
Net unrealized gains on other securities	745,420	1,825,168	1,373,337	696,339	575,612
Number of employees	46,429	41,428	40,681	40,683	42,014
Selected Ratios:					
Capital ratio	10.56%	11.31%	12.39%	9.94%	11.37%
Return on Equity	13.23%	13.07%	33.15%	—%	31.68%
Price Earnings Ratio	11.06x	18.74x	13.72x	—x	14.71x
Per Share (Yen):					
Net assets	¥ 424,546.01	¥ 469,228.59	¥ 400,168.89	¥164,821.08	¥215,454.83
Net income (loss)	59,298.24	57,085.83	94,733.62	(44,388.07)	52,314.75
Net income — diluted	56,657.41	51,494.17	75,642.93	—	35,865.20

Notes: 1. Net unrealized gains on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the value of stocks is calculated using the average market prices during the final month of the period. For further details, please refer to page 27.

2. The number of employees has been reported on the basis of full-time workers. The number of employees includes locally hired overseas staff members but excludes contract employees and temporary staff.

3. From the fiscal year ended March 31, 2007, SMFG has applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan (ASBJ) Statement No. 5) and "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8).

4. The ASBJ has revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No. 4). From the fiscal year ended March 31, 2007, SMFG has applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges.

5. From the fiscal year ended March 31, 2007 (fiscal 2006), the consolidated capital ratio has been calculated according to the formula specified in Financial Services Agency (FSA) Notification No. 20 issued in fiscal 2006, which is based on Article 52-25 of the Banking Law of Japan. The capital ratio of SMFG is calculated under Basel II. Please note that in fiscal 2005 and prior years, the capital ratio was calculated according to the formula specified in the Ministry of Finance Notification No. 62 issued in fiscal 1998, which was based on Article 52-25 of the Banking Law of Japan.

◆ Nonconsolidated

Year ended March 31	Millions of yen 2008	2007	2006	2005	2004
For the Year:					
Operating income	¥ 111,637	¥ 376,479	¥ 55,482	¥ 258,866	¥ 55,515
Dividends on investments in subsidiaries and affiliates	89,693	366,680	46,432	251,735	47,332
Operating expenses	6,246	3,641	3,196	2,644	3,044
Net income	82,975	363,535	73,408	252,228	50,505
At Year-End:					
Total net assets (A)	¥ 2,968,749	¥ 2,997,898	¥ 3,935,426	¥ 3,319,615	¥ 3,172,721
Total assets (B)	4,021,217	3,959,444	4,166,332	3,795,110	3,403,007
Total net assets to total assets (A) / (B)	73.83%	75.72%	94.46%	87.47%	93.23%
Capital stock	1,420,877	1,420,877	1,420,877	1,352,651	1,247,650
Number of shares issued					
Preferred stock	120,101	120,101	950,101	1,057,188	1,132,099
Common stock	7,733,653	7,733,653	7,424,172	6,273,792	5,796,010
Number of employees	136	131	124	115	97
Selected Ratios:					
Return on Equity	2.67%	13.71%	2.38%	15.47%	1.57%
Price Earnings Ratio	71.82x	23.10x	190.16x	18.95x	207.86x
Dividend payout ratio	131.37%	15.31%	46.64%	7.81%	80.97%
Per Share (Yen):					
Net assets	¥339,454.71	¥342,382.75	¥330,206.27	¥257,487.78	¥232,550.74
Dividends:					
Common stock	12,000	7,000	3,000	3,000	3,000
Preferred stock (Type 1)	—	—	10,500	10,500	10,500
Preferred stock (Type 2)	—	—	28,500	28,500	28,500
Preferred stock (Type 3)	—	—	13,700	13,700	13,700
Preferred stock (1st series Type 4)	135,000	135,000	135,000	135,000	135,000
Preferred stock (2nd series Type 4)	135,000	135,000	135,000	135,000	135,000
Preferred stock (3rd series Type 4)	135,000	135,000	135,000	135,000	135,000
Preferred stock (4th series Type 4)	135,000	135,000	135,000	135,000	135,000
Preferred stock (5th series Type 4)	135,000	135,000	135,000	135,000	135,000
Preferred stock (6th series Type 4)	135,000	135,000	135,000	135,000	135,000
Preferred stock (7th series Type 4)	135,000	135,000	135,000	135,000	135,000
Preferred stock (8th series Type 4)	135,000	135,000	135,000	135,000	135,000
Preferred stock (9th series Type 4)	135,000	135,000	135,000	135,000	135,000
Preferred stock (10th series Type 4)	135,000	135,000	135,000	135,000	135,000
Preferred stock (11th series Type 4)	135,000	135,000	135,000	135,000	135,000
Preferred stock (12th series Type 4)	135,000	135,000	135,000	135,000	135,000
Preferred stock (13th series Type 4)	/	/	/	67,500	67,500
Preferred stock (1st series Type 6)	88,500	88,500	88,500	728	/
Net income	9,134.13	46,326.41	6,836.35	38,302.88	3,704.49
Net income — diluted	9,133.76	41,973.46	6,737.46	25,178.44	3,690.72

Notes: 1. All SMFG employees are seconded from SMBC and other Group companies.
2. From the fiscal year ended March 31, 2007, in calculating total net assets and total assets, SMFG has applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8).
3. The ASBJ has revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No. 4). From the fiscal year ended March 31, 2007, SMFG has applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges.

Sumitomo Mitsui Banking Corporation

◆ Consolidated

Year ended March 31	2008	2007	2006	2005	2004
	Millions of yen				
For the Year:					
Total income	**¥ 3,417,611**	¥ 2,971,693	¥ 2,789,433	¥ 2,699,202	¥ 2,843,502
Total expenses	**2,691,606**	2,220,971	1,903,374	2,875,897	2,487,197
Net income (loss)	**351,820**	401,795	563,584	(278,995)	301,664
At Year-End:					
Total net assets	**¥ 5,080,747**	¥ 5,412,458	¥ 3,598,294	¥ 2,633,912	¥ 2,722,161
Total assets	**108,637,791**	98,570,638	104,418,597	97,478,308	99,843,258
Risk-monitored loans	**1,073,471**	1,047,566	1,219,383	2,186,739	3,229,219
Reserve for possible loan losses	**848,031**	860,799	1,006,223	1,239,882	1,375,921
Net unrealized gains on other securities	**754,456**	1,852,971	1,337,192	678,527	568,407
Number of employees	**36,085**	31,718	32,918	32,868	33,895
Selected Ratios:					
Capital ratio	**12.19%**	12.95%	10.77%	10.60%	10.89%
Return on Equity	**9.56%**	12.95%	30.15%	—%	25.38%
Per Share (Yen):					
Net assets	**¥ 60,442.81**	¥ 67,823.69	¥ 41,444.83	¥ 23,977.62	¥ 25,928.02
Net income (loss)	**6,132.91**	7,072.09	9,864.54	(5,300.46)	5,238.85
Net income — diluted	**6,132.75**	7,012.46	9,827.19	—	5,231.31

Notes: 1. Net unrealized gains on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the value of stocks is calculated using the average market prices during the final month of the period.
2. The number of employees has been reported on the basis of full-time workers. The number of employees includes locally hired overseas staff members but excludes contract employees and temporary staff.
3. From the fiscal year ended March 31, 2007, SMBC has applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan (ASBJ) Statement No. 5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8).
4. The ASBJ has revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No. 4). From the fiscal year ended March 31, 2007, SMBC has applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges.
5. From the fiscal year ended March 31, 2007 (fiscal 2006), the consolidated capital ratio has been calculated according to the formula specified in the Financial Services Agency (FSA) Notification No. 19 issued in fiscal 2006, which is based on Article 14-2 of the Banking Law of Japan. The consolidated capital ratio of SMBC is calculated according to Basel II. Please note that in fiscal 2005 and prior years, the capital ratio was calculated according to the formula specified in Ministry of Finance Notification No. 55 issued in fiscal 1993, which was based on Article 14-2 of the Banking Law of Japan.

◆ Nonconsolidated

Year ended March 31	2008	2007	2006	2005	2004
	Millions of yen				
For the Year:					
Total income	**¥ 2,944,677**	¥ 2,492,577	¥ 2,322,699	¥ 2,290,935	¥ 2,489,187
Total expenses	**2,437,222**	1,905,648	1,576,026	2,391,014	2,170,341
Net income (loss)	**205,742**	315,740	519,520	(136,854)	301,113
(Appendix)					
Gross banking profit (A)	**1,484,783**	1,344,490	1,552,033	1,522,861	1,584,127
Banking profit	**819,691**	782,330	810,593	1,291,972	1,000,132
Banking profit (before provision for general reserve for possible loan losses)	**819,691**	740,601	965,573	940,495	1,000,132
Expenses (excluding nonrecurring losses)(B)	**665,091**	603,888	586,459	582,365	583,995
At Year-End:					
Total net assets	**¥ 3,493,249**	¥ 3,992,884	¥ 3,634,776	¥ 2,752,735	¥ 2,870,870
Total assets	**100,033,020**	91,537,228	97,443,428	91,129,776	94,109,074
Deposits	**69,382,834**	68,809,338	68,222,167	65,591,627	63,656,771
Loans and bills discounted	**56,957,813**	53,756,440	51,857,559	50,067,586	50,810,144
Securities	**22,758,241**	20,060,873	25,202,541	23,676,696	26,592,584
Risk-monitored loans	**770,587**	721,064	914,173	1,735,863	2,774,889
Problem assets based on the Financial Reconstruction Law	**803,939**	738,667	960,095	1,824,622	2,811,234
Reserve for possible loan losses	**620,004**	677,573	816,437	989,121	1,250,751
Net unrealized gains on other securities	**755,749**	1,832,891	1,316,206	651,385	556,146
Trust assets and liabilities	**1,175,711**	1,174,396	1,305,915	777,177	429,388
Loans and bills discounted	**223,740**	5,350	7,870	9,780	10,000
Securities	**273,504**	267,110	238,205	81,840	4,645
Capital stock	**664,986**	664,986	664,986	664,986	559,985
Number of shares issued (in thousands)					
Preferred stock	**70**	70	900	900	967
Common stock	**56,355**	56,355	55,212	55,212	54,811
Number of employees	**17,886**	16,407	16,050	16,338	17,546
Selected Ratios:					
Capital ratio	**12.67%**	13.45%	11.35%	11.32%	11.36%
Return on Equity	**5.64%**	10.13%	26.57%	—%	22.49%
Dividend payout ratio	**41.99%**	13.89%	63.02%	—%	79.88%
Overhead ratio (B) / (A)	**44.8%**	44.9%	37.8%	38.2%	36.9%
Per Share (Yen):					
Net assets	**¥ 58,204.22**	¥ 67,124.90	¥ 42,105.57	¥ 26,129.71	¥ 28,641.10
Dividends:					
Common stock	**1,487**	763	5,714	683	4,177
Preferred stock (Type 1)	**/**	/	10,500	10,500	10,500
Preferred stock (Type 2)	**/**	/	28,500	28,500	28,500
Preferred stock (Type 3)	**/**	/	13,700	13,700	13,700
Preferred stock (1st series Type 6)	**88,500**	88,500	88,500	485	/
Net income (loss)	**3,540.84**	5,533.69	9,066.46	(2,718.23)	5,228.80
Net income — diluted	**—**	5,487.21	9,050.63	—	5,221.53

Notes: 1. For definitions of risk-monitored loans and problem assets based on the Financial Reconstruction Law, please refer to page 185.
2. Net unrealized gains on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." The value of stocks is calculated using the average market prices during the final month of the period. For further details, please refer to page 32.
3. The number of employees has been reported on the basis of full-time workers. The number of employees includes locally hired overseas staff members but excludes contract employees, temporary staff, and executive officers who are not also Board members.
4. From the fiscal year ended March 31, 2007, SMBC has applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan (ASBJ) Statement No. 5) and "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8).
5. The ASBJ has revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No. 4). From the fiscal year ended March 31, 2007, SMBC has applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges.
6. From the fiscal year ended March 31, 2007 (fiscal 2006), the nonconsolidated capital ratio has been calculated according to the formula specified in the Financial Services Agency (FSA) Notification No. 19 issued in fiscal 2006, which is based on Article 14-2 of the Banking Law of Japan. The nonconsolidated capital ratio of SMBC is calculated according to Basel II. Please note that, in fiscal 2005 and prior years, the capital ratio was calculated according to the formula specified in the Ministry of Finance Notification No. 55 issued in 1993, which was based on Article 14-2 of the Banking Law of Japan.

Sumitomo Mitsui Financial Group (Consolidated)

This section summarizes SMFG's principal financial indicators for the fiscal years ended March 31, 2008 and 2007, on a consolidated basis.

1. Operating Results

Operating results for fiscal 2007 include the results of 268 consolidated subsidiaries (158 in Japan and 110 overseas) and 74 subsidiaries and affiliates accounted for by the equity method (48 in Japan and 26 overseas).

Gross profit increased ¥210.0 billion year on year, to ¥2,116.2 billion. The principal reason for this increase was an improvement in net trading income. Although in the previous year SMBC reported losses on the sale of bonds from its portfolio, as it contracted its holdings to reduce risk, during the fiscal year under review, SMBC managed its portfolio to take advantage of movements in interest rates in Japan and overseas and reported a major increase in net trading income. After taking account of general and administrative expenses, credit cost, net gains on stocks, equity in earnings (losses) of affiliates, and other items, ordinary profit increased ¥32.5 billion, to ¥831.1 billion. Net income—which is ordinary profit after taking account of extra-

◆Number of Consolidated Subsidiaries and Subsidiaries and Affiliates Accounted for by the Equity Method

March 31	2008 (A)	2007 (B)	Increase (decrease) (A) – (B)
Consolidated subsidiaries	268	181	87
Subsidiaries and affiliates accounted for by the equity method	74	62	12

◆Income Summary

	Millions of yen		
Year ended March 31	2008 (A)	2007 (B)	Increase (decrease) (A) – (B)
Consolidated gross profit	¥2,116,248	¥1,906,173	¥ 210,075
Net interest income	1,210,383	1,168,592	41,791
Trust fees	3,752	3,508	244
Net fees and commissions	611,993	609,185	2,808
Net trading income	469,571	125,625	343,946
Net other operating income (expenses)	(179,453)	(738)	(178,715)
General and administrative expenses	(978,896)	(888,561)	(90,335)
Credit cost (A)	(249,922)	(146,186)	(103,736)
Write-off of loans	(141,750)	(81,415)	(60,335)
Provision for specific reserve for possible loan losses	(172,570)	(77,446)	(95,124)
Provision for general reserve for possible loan losses	99,350	53,370	45,980
Others	(34,952)	(40,695)	5,743
Net gains (losses) on stocks	(7,063)	44,730	(51,793)
Equity in earnings (losses) of affiliates	(41,760)	(104,170)	62,410
Net other income (expenses)	(7,444)	(13,374)	5,930
Ordinary profit	831,160	798,610	32,550
Extraordinary gains (losses)	97,795	8,180	89,615
Losses on impairment of fixed assets	(5,161)	(30,548)	25,387
Gains on collection of written-off claims (B)	1,355	1,236	119
Gains on return of securities from retirement benefits trust	—	36,330	(36,330)
Gain due to change in equity ownership of affiliates	103,133	—	103,133
Income before income taxes and minority interests	928,955	806,790	122,165
Income taxes:			
Current	(103,900)	(87,818)	(16,082)
Deferred	(282,538)	(218,770)	(63,768)
Minority interests in net income	(80,980)	(58,850)	(22,130)
Net income	¥ 461,536	¥ 441,351	¥ 20,185
Total credit cost (A) + (B)	¥ (248,566)	¥ (144,950)	¥(103,616)
[Reference]			
Consolidated banking profit (Billions of yen)	¥ 1,022.9	¥ 924.2	¥ 98.7

Notes: 1. Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fees and commissions (income) – Fees and commissions (expenses)) + (Trading profits – Trading losses) + (Other operating income – Other operating expenses)
2. Consolidated banking profit = SMBC's nonconsolidated banking profit (before provision for general reserve for possible loan losses) + SMFG's ordinary profit + Ordinary profit of other subsidiaries (excluding nonrecurring factors) + (Ordinary profit of equity-method affiliates x Ownership ratio) – Internal transactions (dividends, etc.)

ordinary gains (losses), income taxes, and other items—rose ¥20.1 billion, to ¥461.5 billion.

In addition, deposits at the end of the fiscal year under review rose ¥534.4 billion in comparison with March 31, 2007, to ¥72,690.6 billion, and negotiable certificates of deposit increased ¥488.9 billion, to ¥3,078.1 billion.

Meanwhile, loans and bills discounted rose ¥3,455.5 billion year on year, to ¥62,144.8 billion, and the balance of securities increased ¥2,980.0 billion, to ¥23,517.5 billion.

Net assets amounted to ¥5,224.0 billion, and, of this total, stockholders' equity was ¥3,095.3 billion.

◆Assets, Liabilities and Net Assets

	Millions of yen		
March 31	**2008 (A)**	2007 (B)	Increase (decrease) (A) – (B)
Assets	**¥111,955,918**	¥100,858,309	¥11,097,609
Securities	**23,517,501**	20,537,500	2,980,001
Loans and bills discounted	**62,144,874**	58,689,322	3,455,552
Liabilities	**106,731,842**	95,527,029	11,204,813
Deposits	**72,690,624**	72,156,224	534,400
Negotiable certificates of deposit	**3,078,149**	2,589,217	488,932
Net assets	**5,224,076**	5,331,279	(107,203)

2. Unrealized Gains (Losses) on Securities

Net unrealized gains on securities as of March 31, 2008, amounted to ¥762.1 billion, a decline of ¥1,050.2 billion from the end of the previous fiscal year, reflecting a decrease in the value of equities and other factors. Of this total, net unrealized gains on other securities, including "other money held in trust"—which are directly credited to net assets—declined ¥1,080.0 billion, to ¥745.3 billion.

◆Unrealized Gains (Losses) on Securities

	Millions of yen						
	2008				2007		
March 31	**Net unrealized gains (losses) (A)**	**(A) – (B)**	**Unrealized gains**	**Unrealized losses**	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥ 16,755**	**¥ 29,820**	**¥ 18,379**	**¥ 1,623**	¥ (13,065)	¥ 200	¥ 13,266
Other securities	**745,420**	**(1,079,748)**	**1,042,530**	**297,109**	1,825,168	2,032,120	206,952
Stocks	**936,228**	**(1,036,419)**	**999,414**	**63,186**	1,972,647	1,987,337	14,689
Bonds	**(132,892)**	**24,475**	**18,645**	**151,537**	(157,367)	1,805	159,173
Others	**(57,915)**	**(67,803)**	**24,469**	**82,385**	9,888	42,977	33,089
Other money held in trust	**(29)**	**(351)**	**—**	**29**	322	322	—
Total	**762,146**	**(1,050,278)**	**1,060,909**	**298,763**	1,812,424	2,032,643	220,218
Stocks	**936,228**	**(1,036,419)**	**999,414**	**63,186**	1,972,647	1,987,337	14,689
Bonds	**(115,944)**	**54,669**	**37,025**	**152,969**	(170,613)	1,825	172,439
Others	**(58,137)**	**(68,528)**	**24,469**	**82,607**	10,391	43,480	33,089

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit bought in "Deposits with banks" and beneficiary certificates on loan trusts in "Commercial paper and other debt purchased."

2. Unrealized gains (losses) on stocks are mainly calculated using the average market price during the final month of the respective reporting period. The remainder of the securities are valued at the market price as of the balance sheet date.

3. "Other securities" and "Other money held in trust" are valued and recorded on the consolidated balance sheet at market prices. The figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.

3. Consolidated Capital Ratio

SMFG's consolidated capital ratio as of March 31, 2008, was 10.56%, which was 0.75 percentage point lower than at March 31, 2007.

Total capital, which is the numerator in the capital ratio calculation equation, amounted to ¥6,665.5 billion at fiscal year-end, which was ¥187.1 billion lower than at the end of the previous fiscal year. Although retained earnings increased for the fiscal year as a result of the reporting of net income, net unrealized gains on other securities, which is an item directly credited to net assets, declined because of the drop in stock market prices, thus contributing to the overall decline in total capital.

Risk-adjusted assets, the denominator in the equation, amounted to ¥63,117.3 billion, which was ¥2,577.0 billion higher than at the end of the previous fiscal year, owing to an increase in lending overseas and the merger of leasing companies.

◆Consolidated Capital Ratio

	Millions of yen		
March 31	2008 (A)	2007 (B)	Increase (decrease) (A) − (B)
Tier I capital	¥ 4,381,464	¥ 3,903,257	¥ 478,207
Tier II capital included as qualifying capital	3,021,872	3,640,226	(618,354)
Deductions	(737,792)	(690,759)	(47,033)
Total capital	6,665,543	6,852,723	(187,180)
Risk-adjusted assets	63,117,349	60,540,346	2,577,003
Consolidated capital ratio	10.56%	11.31%	(0.75%)

4. Dividend Policy

In view of the public nature of its business, SMFG has set a fundamental policy of increasing dividends stably and continuously through sustainable growth in corporate value, while enhancing the Group's capital to maintain a sound financial position. By the fiscal year ending March 31, 2010, the final year of its "LEAD THE VALUE" medium-term management plan, SMFG is aiming for a dividend payout ratio of over 20% on a consolidated net income basis.

Based on this policy, SMFG decided to pay a term-end dividend of ¥12,000 per share of common stock for the fiscal year ended March 31, 2008, a year-on-year increase of ¥5,000. Annual dividends on preferred stocks were paid in the predetermined amounts for each category of preferred stock.

SMFG will employ its retained earnings to implement strategic initiatives that will increase its corporate value. These initiatives will be centered, first, on strengthening its position in targeted growth business areas, and, second, on fortifying the Group's business platform for supporting sustainable growth.

5. Deferred Tax Assets

SMFG has adopted a conservative stance regarding the recognition of deferred tax assets in consideration of the need to secure a sound financial position. During the fiscal year under review, net deferred tax assets, which are deferred tax assets minus deferred tax liabilities, increased ¥97.2 billion from the end of the previous fiscal year and amounted to ¥933.4 billion. The principal cause of this increase in net deferred tax assets was a decline in net unrealized gains on other securities because of the drop in stock market prices, which reduced deferred tax liabilities.

◆Deferred Tax Assets

	Millions of yen		
March 31	2008 (A)	2007 (B)	Increase (decrease) (A) − (B)
Net deferred tax assets	¥933,481	¥836,270	¥ 97,211
Net deferred tax assets / Tier I capital × 100	21.3%	21.4%	(0.1%)

Sumitomo Mitsui Banking Corporation (Nonconsolidated)

This section summarizes SMFG's principal financial indicators for the fiscal years ended March 31, 2008 and 2007, on a nonconsolidated basis.

1. Operating Results

Gross banking profit in fiscal 2007 increased ¥140.2 billion from the previous year, to ¥1,484.7 billion, and expenses (excluding nonrecurring losses) rose ¥61.2 billion, to ¥665.0 billion. As a consequence, banking profit (before provision for general reserve for possible loan losses) expanded ¥79.0 billion, to ¥819.6 billion.

Ordinary profit, calculated by adjusting banking profit (before provision for general reserve for possible loan losses) for nonrecurring items, such as total credit cost and gains on stocks, declined ¥62.5 billion, to ¥510.7 billion.

After adjusting ordinary profit for extraordinary gains (losses) and income taxes, net income amounted to ¥205.7 billion, representing a decline of ¥109.9 billion from the previous fiscal year.

2. Income Analysis

Gross Banking Profit

Gross banking profit increased ¥140.2 billion over the previous fiscal year, to ¥1,484.7 billion. The principal reason for this increase was an improvement in net trading income. Although in the previous year SMBC reported losses on the sale of bonds from its portfolio, as it contracted its holdings to reduce risk, during the fiscal year under review, SMBC managed its portfolio to take advantage of movements in interest rates in Japan and overseas and reported a major increase in net trading income.

Expenses

Expenses (excluding nonrecurring losses) increased ¥61.2 billion, to ¥665.0 billion. Although the bank continued to implement measures to improve efficiency in existing business activities and conducted other activities to reduce costs, the principal cause of this increase in expenses was a higher level of expenditures to increase human resources in strategic businesses and overseas offices as well as expenses used for increasing business promotion, developing new products, and other activities directed at business expansion.

Banking Profit

Banking profit (before provision for general reserve for possible loan losses) increased ¥79.0 billion from the previous fiscal year, to ¥819.6 billion.

◆Banking Profit

	Millions of yen		
Year ended March 31	2008 (A)	2007 (B)	Increase (decrease) (A) – (B)
Gross banking profit	**¥ 1,484,783**	¥ 1,344,490	¥ 140,293
[Gross domestic banking profit]	**1,198,285**	[1,149,941]	48,344
[Gross international banking profit]	**286,497**	[194,548]	91,949
Net interest income	**970,818**	937,452	33,366
Trust fees	**3,710**	3,482	228
Net fees and commissions	**332,362**	353,416	(21,054)
Net trading income	**440,985**	101,620	339,365
Net other operating income (expenses)	**(263,093)**	(51,482)	(211,611)
[Gross banking profit (excluding gains (losses) on bonds)]	**[1,514,841]**	[1,456,903]	[57,938]
Expenses (excluding nonrecurring losses)	**(665,091)**	(603,888)	(61,203)
Personnel expenses	**(211,681)**	(190,630)	(21,051)
Nonpersonnel expenses	**(413,317)**	(378,240)	(35,077)
Taxes	**(40,092)**	(35,017)	(5,075)
Banking profit (before provision for general reserve for possible loan losses)	**819,691**	740,601	79,090
[Banking profit (before provision for general reserve for possible loan losses and gains (losses) on bonds)]	**[849,750]**	[853,015]	[(3,265)]
Provision for general reserve for possible loan losses	**—**	41,728	(41,728)
Banking profit	**819,691**	782,330	37,361

For reference:

◆Banking Profit by Business Unit

	Billions of yen						
Year ended March 31, 2008	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	Total
Banking profit (before provision for general reserve for possible loan losses)	¥169.3	¥421.2	¥155.6	¥81.5	¥127.8	¥(135.7)	¥819.6
Year-on-year increase (decrease)	+7.8	+1.1	(2.7)	+6.8	+93.8	(27.7)	+79.1

Notes: 1. Year-on-year comparisons are those used for internal reporting and exclude changes due to interest rate and foreign exchange rate fluctuations.
2. "Others" includes (1) financing costs on preferred securities and subordinated debt, (2) profit earned on investing the bank's own capital, and (3) adjustment of inter-unit transactions.

Nonrecurring Gains (Losses) (Credit Cost, etc.)
Nonrecurring losses amounted to ¥308.9 billion, which was ¥99.9 billion higher than for the previous fiscal year. Although the item "Others" among nonrecurring losses showed an improvement of ¥75.5 billion from the previous fiscal year due to a substantial reduction in the provision to the general reserve for possible losses on investments, the bank reported write-offs related to equities and others as a result of the decline in stock prices, and net gains on stocks declined ¥152.1 billion, to ¥141.0 billion.

Please note that total credit cost—which is the combined total of credit cost of ¥155.0 billion recorded under "Nonrecurring gains (losses)," the provision for general reserve for possible loan losses, and gains on the collection of written-off claims—amounted to ¥147.7 billion, which was ¥58.2 billion higher than in the previous fiscal year.

Ordinary Profit
As a result of the foregoing, ordinary profit totaled ¥510.7 billion, ¥62.5 billion lower than in the previous fiscal year.

Extraordinary Gains (Losses)
Net extraordinary losses amounted to ¥3.2 billion, which represented a deterioration of ¥16.8 billion from the amount of extraordinary gains reported in the prior year.

Net Income
Current income taxes amounted to ¥16.0 billion, and deferred income taxes were ¥285.6 billion. As a result, net income decreased ¥109.9 billion, to ¥205.7 billion.

◆Ordinary Profit and Net Income

	Millions of yen		
Year ended March 31	2008 (A)	2007 (B)	Increase (decrease) (A) – (B)
Banking profit (before provision for general reserve for possible loan losses)	**¥ 819,691**	¥ 740,601	¥ 79,090
Provision for general reserve for possible loan losses (A)	**—**	41,728	(41,728)
Banking profit	**819,691**	782,330	37,361
Nonrecurring gains (losses)	**(308,952)**	(209,017)	(99,935)
Credit cost (B)	**(155,011)**	(131,676)	(23,335)
Net gains on stocks	**(141,002)**	11,098	(152,100)
Gains on sale of stocks	**26,718**	50,204	(23,486)
Losses on sale of stocks	**(2,311)**	(546)	(1,765)
Losses on devaluation of stocks	**(165,409)**	(38,559)	(126,850)
Others	**(12,937)**	(88,439)	75,502
Ordinary profit	**510,739**	573,313	(62,574)
Extraordinary gains (losses)	**(3,284)**	13,615	(16,899)
Losses on disposal of fixed assets	**(5,849)**	(1,680)	(4,169)
Losses on impairment of fixed assets	**(4,700)**	(3,680)	(1,020)
Reversal of reserve for possible loan losses (C)	**7,238**	—	7,238
Gains on collection of written-off claims (D)	**7**	455	(448)
Gains on return of securities from retirement benefits trust	**—**	36,330	(36,330)
Losses on liquidation of subsidiary	**—**	(17,809)	17,809
Income taxes:			
Current	**(16,031)**	(16,507)	476
Deferred	**(285,680)**	(254,680)	(31,000)
Net income	**¥ 205,742**	¥ 315,740	¥(109,998)
Total credit cost (A) + (B) + (C) + (D)	**¥(147,765)**	¥ (89,491)	¥ (58,274)
Provision for general reserve for possible loan losses	**96,900**	41,728	55,172
Write-off of loans	**(121,801)**	(50,468)	(71,333)
Provision for specific reserve for possible loan losses	**(91,603)**	(44,358)	(47,245)
Losses on sales of delinquent loans	**(33,209)**	(37,262)	4,053
Provision for loan loss reserve for specific overseas countries	**1,941**	412	1,529
Gains on collection of written-off claims	**7**	455	(448)

3. Assets, Liabilities and Net Assets

Assets

SMBC's assets as of March 31, 2008, were ¥100,033.0 billion, which was ¥8,495.7 billion higher than at March 31, 2007. The principal reasons for this rise in assets were an increase in securities of ¥2,697.3 billion and an increase in loans outstanding of ¥3,201.3 billion, mainly in loans made in overseas markets. In the previous fiscal year, the bank took steps to improve its asset portfolio by reducing the volume of interest rate risk. During the fiscal year under review, the bank adopted a policy of restoring its risk volume within the scope of controllable levels, thus leading to a higher balance of assets at fiscal year-end.

In addition, the balance of problem assets based on the Financial Reconstruction Law rose ¥65.2 billion from the end of the previous fiscal year, to ¥803.9 billion. The principal factors leading to this increase were a rise in subprime loan related assets that required provisions for possible loan losses and the deterioration of the operating and financial positions of certain obligors, which led to a decline in their obligor grades. However, the problem asset ratio remained at a relatively low 1.24%.

Liabilities

Liablities as of March 31, 2008, amounted to ¥96,539.7 billion, representing an increase of ¥8,995.4 billion from the previous fiscal year-end. This rise was primarily due to the increase in funds raised in connection with expansion in the bank's asset portfolio.

Net Assets

Net assets at fiscal year-end amounted to ¥3,493.2 billion. Of this total, stockholders' equity amounted to ¥2,927.3 billion, consisting of ¥664.9 billion in capital stock, ¥1,367.5 billion in capital surplus (including ¥702.5 billion in other capital surplus), and ¥894.8 billion in retained earnings.

Valuation and translation adjustments were ¥565.8 billion, which included ¥558.1 billion in net unrealized gains on other securities, ¥13.7 billion in deferred losses on hedges, and ¥21.5 billion in land revaluation excess.

◆Assets, Liabilities and Net Assets

	Millions of yen		
March 31	2008 (A)	2007 (B)	Increase (decrease) (A) – (B)
Assets	**¥100,033,020**	¥91,537,228	¥8,495,792
Securities	**22,758,241**	20,060,873	2,697,368
Loans and bills discounted	**56,957,813**	53,756,440	3,201,373
Liabilities	**96,539,771**	87,544,344	8,995,427
Deposits	**66,417,260**	66,235,002	182,258
Negotiable certificates of deposit	**2,965,574**	2,574,335	391,239
Net Assets	**3,493,249**	3,992,884	(499,635)

4. Unrealized Gains (Losses) on Securities

Net unrealized gains on securities as of March 31, 2008, amounted to ¥773.8 billion, which represented a decrease of ¥1,054.2 billion from the previous fiscal year-end. Net unrealized gains on other securities, including "other money held in trust"—which is directly credited to net assets—decreased ¥1,077.4 billion, to ¥755.7 billion.

◆Unrealized Gains (Losses) on Securities

	Millions of yen						
	2008				2007		
March 31	Net unrealized gains (losses) (A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	¥ 17,075	¥ 30,139	¥ 18,373	¥ 1,298	¥ (13,064)	¥ 200	¥ 13,265
Stocks of subsidiaries and affiliates	1,054	(6,904)	14,885	13,831	7,958	85,505	77,547
Other securities	755,749	(1,077,142)	1,030,778	275,029	1,832,891	2,028,694	195,802
Stocks	936,324	(1,042,425)	992,665	56,341	1,978,749	1,990,476	11,727
Bonds	(129,508)	21,936	15,579	145,087	(151,444)	748	152,193
Others	(51,067)	(56,654)	22,533	73,600	5,587	37,469	31,882
Other money held in trust	(29)	(351)	—	29	322	322	—
Total	773,849	(1,054,258)	1,064,037	290,188	1,828,107	2,114,723	286,615
Stocks	937,378	(1,049,329)	1,007,551	70,172	1,986,707	2,075,981	89,274
Bonds	(112,432)	52,258	33,952	146,385	(164,690)	768	165,458
Others	(51,096)	(57,186)	22,533	73,630	6,090	37,972	31,882

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Cash and due from banks" and "Deposits with banks" as well as beneficiary claims on loan trusts and commodity investment trusts in "Commercial paper and other debt purchased."
2. Unrealized gains (losses) on stocks (excluding stocks of subsidiaries and affiliates) are calculated using the average market prices during the final month of the respective reporting period. The remainder of the securities are valued at the market price as of the balance sheet date.
3. "Other securities" and "Other money held in trust" are valued and recorded on the balance sheet at market prices. The figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.

The Group's Exposure of Securitized Products (Sumitomo Financial Group (Consolidated))

The figures contained in this section have been compiled for in-house management purposes and are as of March 31, 2008. Figures for the reserve for possible loan losses do not include provisions to the general reserve for normal borrowers.

1. Securitized products

As of March 31,2008, the Group held approximately ¥270 billion in securitized products after write-offs and provisions, mostly to Government Sponsored Enterprises ("GSE") etc. with high credit ratings of approximately ¥220 billion.

We substantially reduced subprime-related exposure to approximately ¥5.5 billion after write-offs and provisions. The amount of loss from the reduction was approximately ¥93 billion (¥89.1 billion) of provisions and write-offs and loss on sale of ¥3.9 billion.

(Consolidated)

(Billions of yen)

	March 31, 2008											Ratings of underlying assets, etc.
	Balances (before write-offs)*1(a.)	Overseas	Subprime-related	Net unrealized gains / losses (before write-offs)	Provisions and write-offs (b.)	Subprime-related	Balances (after provisons and write-offs)(a.-b.)	Overseas	Subprime-related	Net unrealized gains /losses (after write-offs)	Subprime-related	
RMBS	¥219.8	¥219.8	¥ —	¥ (1.6)	¥ —	¥ —	¥219.8	¥219.8	¥ —	¥(1.6)	¥—	
Guaranteed by GSE etc.	219.8	219.8	—	(1.6)	—	—	219.8	219.8	—	(1.6)	—	AAA
Cards	12.5	12.5	—	(0.6)	—	—	12.5	12.5	—	(0.6)	—	A～BBB
CLO	24.3	24.3	—	(3.4)	0.4	—	23.9	23.9	—	(3.0)	—	
Senior (*4)	22.0	22.0	—	(2.4)	—	—	22.0	22.0	—	(2.4)	—	AAA～A
Equity	2.3	2.3	—	(1.0)	0.4	—	1.9	1.9	—	(0.6)	—	No ratings
CMBS	6.0	—	—	0	—	—	6.0	—	—	0	—	BBB
ABS-CDO	73.5	73.5	73.5	(68.6)	68.6	68.6	4.9	4.9	4.9	—	—	
Senior (*4)	66.1	66.1	66.1	(61.2)	61.2	61.2	4.9	4.9	4.9	—	—	Speculative ratings
Mezzanine (*5)	5.3	5.3	5.3	(5.3)	5.3	5.3	—	—	—	—	—	Speculative ratings, No ratings
Equity	2.1	2.1	2.1	(2.1)	2.1	2.1	—	—	—	—	—	No ratings
Investments to securitized products (A)	336.1	330.1	73.5	¥(74.2)	69.0	68.6	267.1	261.1	4.9	¥(5.2)	¥—	
Warehousing loans, etc. (B)	35.4	35.4	21.1		28.9	20.5	6.5	6.5	0.6			
Total (A+B)	¥371.5	¥365.5	¥94.6		¥97.9	¥89.1	¥273.6	¥267.6	¥5.5			

Notes: 1. These figures do not include the subordinated beneficiary claims (Please refer to the next page for related figures) held by SMBC in the process of liquidating loan assets.
2. The senior debt portion is the part classified in the top tranching positions with ratings of A or higher at the time of securitization. (Tranching is the establishment of a structure according to debt seniority, from senior to subordinated debt.)
3. The mezzanine portion is the part after the exclusion of both the senior portion and the portion lowest in seniority (equity).
4. Warehousing loans are loans made based on collateral consisting of securitized investment products held by a special-purpose company established for the purpose of securitization.
5. Ratings shown are the lower of those issued by Standard & Poor's and Moody's Investors Service. Ratings are shown in the ranking employed by Standard & Poor's.
6. The Group held no asset-backed commercial paper (ABCP) as of the date.

(Reference) Subordinated beneficiaries in securitization of SMBC's loans
SMBC holds a part of its securitized loan receivables as subordinated beneficiaries.

As of March 31, 2008, SMBC held approximately ¥250 billion in those subordinated beneficiaries. Most of the securitized assets are domestic residential mortgage loans with low default rates. SMBC properly conducts self-assessment and has made the necessary write-offs and provisions for the subordinated beneficiaries. No subsidiary other than SMBC has those subordinated beneficiaries mentioned above.

(Billions of yen)

	March 31, 2008			
	Balance	Overseas	Subprime-related	Loan loss reserve
Receivables of residential mortgage loans	¥245.5	¥—	¥—	¥ —
Receivables of loans to corporations	7.9	—	—	1.5
Total	¥253.4	¥—	¥—	¥1.5

2. Transactions with Monoline Insurance Companies

Monoline insurance companies guarantee payment on underlying or reference assets. Our recognition of profit or loss on the transactons with monoline insurance companies is basically affected by the credit conditions and prices of underlying or reference assets, and is also affected by the credit conditions of monoline insurance companies.

Credit derivatives (Credit Default Swap [CDS*]) transactions with monoline insurance companies
In CDS brokerage transactions, positions are covered through transactions with monoline insurance companies. As of March 31, 2008, the Group's exposure** to monoline insurance companies, all with high credit ratings, after loss provision totaled approximately ¥30 billion. Reference assets of these CDS transactions are rated investment grade or equivalent, and do not include subprime-related assets.

We conduct self-assessment to these exposures and, in the fiscal year ended March 31, 2008, due to the substantial deterioration in creditworthiness of certain monoline insurance companies, we made loss provisions for the entire amount of the exposure to these companies and conducted a series of transactions (realized loss of approximately ¥30 billion) to set the upper limit of a loss amount associated with the exposure amount in order to avoid any additional losses.

* Derivatives to hedge credit risks.
** Mark-to-market value claimable to monoline insurance companies for net loss of reference assets on the settlement

(Consolidated) (Billions of yen)

	March 31, 2008		Amount of reference assets As of Mar. 31
	Net exposure	Loan loss reserve	
Exposure to CDS transactions with monoline insurance companies	¥31.1	¥1.9	¥559.1

Notes: 1. Excluding figures related to the portion to which losses (¥30 billion) have been realized through write-off
2. The credit ratings of counterparty monoline insurance companies (excluding those to which losses have been realized) are equal to or above AA, most of them are rated AAA by S&P or Moody's.

Loans and investments guaranteed by monoline insurance companies, etc.
As of March 31, 2008, the Group held approximately ¥40 billion of exposure in loans and investments guaranteed by monoline insurance companies.

Underlying assets are those of project finance and local government bonds rated investment grade or equivalent, and include no subprime-related assets. We conduct self-assessment on these loans and investments.

(Consolidated) (Billions of yen)

	March 31, 2008	
	Balance	Loss provisions
Loans and investments guaranteed or insured by monoline insurance companies	¥41.7	¥—

Reference: In addition, we had approximately ¥16 billion in commitment contracts (drawn down amount: ¥10 million) to insurance companies with monoline insurance companies as Group members. There are no indications so far that the creditworthiness of these insurance companies are at issue.

3. Leveraged Loans

As of March 31, 2008, the Group's balance of financing for mergers and acquisitions of whole or part of companies was approximately ¥840 billion and undrawn commitments for them was approximately ¥120 billion.

In providing loans and commitment lines for mergers and acquisitions, we carefully scrutinize stability of cash flow of the borrowers, and, diversify the exposure especially for overseas portfolio in order to reduce concentration risk. At the same time, in credit risk management, we monitor each of such transactions individually, making loss provisions properly, thereby maintaining the quality of both domestic and overseas portfolios.

(Consolidated) (Billions of yen)

	March 31, 2008		
	Loans	Undrawn commitments	Loss provisions
Europe	¥325.4	¥ 11.0	—
Japan	232.3	17.9	¥13.7
United States	195.4	81.2	1.3
Asia (excluding Japan)	89.6	8.0	0.5
Total	¥842.7	¥118.1	¥15.5

Notes: 1. Above figures include the amount to be sold of approximately ¥80 billion. Loss on sales is expected to be below 10% to its face value, currently.
2. Above figures do not include leveraged loans which are underlying assets included in securitized products exposure shown on page 33.

4. Asset Backed Commercial Paper (ABCP) Programs as Sponsor

The Group sponsors issuance of ABCPs, whose reference assets are such as clients' receivables or other claims, in order to fulfill clients' financing needs. Specifically, as a sponsor, we provide services to special purpose vehicles, which are set up for clients' financing needs, for purchase of claims, financing, issuance and sales of ABCPs. We also provide liquidity and credit supports for such special purpose vehicles.

As of March 31, 2008, the total notional amount of reference assets of sponsored ABCP programs was approximately ¥960 billion. Most of the reference assets are high-grade claims of corporate clients and do not include subprime loan related assets. In addition, regarding the exposure of liquidity and credit supports, we properly conduct self-assessment, making provisions and write-offs properly.

(Billions of yen)

Types of reference assets	March 31, 2008				Support for programs	
	Notional amount of reference assets	Overseas	Subprime-related	Loss provisions	Liquidity support	Credit support
Claims on corporations	¥828.6	¥192.3	¥—	¥0.1	yes	yes
	65.4	—	—	—	no	no
Claims on financial institutions	40.1	40.1	—	—	yes	yes
Retail loan claims	25.1	25.1	—	—	yes	yes
Other claims	2.1	2.1	—	—	yes	yes
Total	¥961.3	¥259.6	¥—	¥0.1		

Note: The maximum amount of credit supports provided for overseas ABCP program is limited to 10% of the balance of reference assets. On the other hand, the maximum amount of credit supports provided for domestic ABCP programs are limited to the balance of 100% of reference assets.
Reference: In addition, we provide liquidity and credit supports for ABCP programs which are sponsored by other banks. Total national amount of reference assets of such programs are approximately ¥110 billion.

5. Other

SMFG has no securities issued by Structured Investment Vehicles.

Basic Approach

Financial and economic deregulation, globalization, and advances in IT are generating new business opportunities for financial institutions. The risks accompanying these new business opportunities are not only increasing in number but also growing in diversity and complexity. Accordingly, identifying, measuring, and controlling risks have never been more important in the management of a financial holding company.

SMFG has encapsulated the basic principles to be employed in risk management in the manual entitled *Regulations on Risk Management*. In the manual, we have specified the basic policies for risk management: 1) Set forth SMFG's Groupwide basic policies for risk management after specifying the categories of risk to which these policies apply; 2) Provide all necessary guidance to Group companies to enable them to follow the basic risk management policies set forth by SMFG and set up their own appropriate risk management systems; and 3) Monitor the implementation of risk management by all Group companies to ensure that their practices meet the relevant standards.

(1) Types of Risk to Be Managed

At SMFG, we classify risk into the following categories: (1) credit risk, (2) market risk, (3) liquidity risk, and (4) operational risk (including processing risk and systems risk). In addition, we provide individually tailored guidance to help Group companies identify categories of risk that need to be addressed. Risk categories are constantly reviewed, and new categories may be added in response to changes in the operating environment. The Corporate Risk Management Department works with the Corporate Planning Department to comprehensively and systematically manage all these categories of risk across the entire Group.

(2) Fundamental Principles and Basic Policies for Risk Management

SMFG's Groupwide basic policies for risk management stipulate the fundamental principles for risk management that must be followed, and spell out risk management procedures from various perspectives. These include managing risk on a consolidated accounting basis, managing risk using quantification methods, ensuring consistency with business strategies, setting up a system of checks and balances, contingency planning for emergencies and serious situations, and verifying preparedness to handle all conceivable risk situations. In addition, there are specific operational policies for implementing appropriate management of risk by all Group companies.

Under SMFG's Groupwide basic policies for risk management, all Group companies periodically carry out reviews of the basic management policies for each risk category, or whenever deemed necessary, thus ensuring that the policies followed at any time are the most appropriate. The management of SMFG constantly monitors the conduct of risk management at Group companies, providing guidance when necessary.

■ SMFG's Risk Management System


SMFG
Board of Directors
Management Committee
Designated Board Members
Corporate Auditors
Independent Auditors
Audit Dept.
Corporate-Wide Risk Management
Corporate Planning Dept./ Corporate Risk Management Dept.
Credit Risk
Market Risk
Liquidity Risk
Operational Risk
Processing Risk
Systems Risk
Corporate Risk Management Dept.
General Affairs Dept.
IT Planning Dept.
Guidance for drafting of basic policies Monitoring
Report
SMBC
Sumitomo Mitsui Card
Sumitomo Mitsui Finance and Leasing
The Japan Research Institute
SMBC Friend Securities
Board of Directors
Management Committee
Market Risk Management Committee
Credit Risk Management Committee
Designated Board Members
Board Member in Charge of Corporate Risk Management Dept.
Board Member in Charge of Credit & Investment Planning Dept.
Corporate Auditors
Independent Auditors
Internal Audit Unit
Bank-Wide Risk Management
Corporate Planning Dept./ Corporate Risk Management Dept.
Credit Risk
Market Risk
Liquidity Risk
Processing Risk
Systems Risk
Operational Risk
Other Risks
Settlement Risk
Credit & Investment Planning Dept.
Corporate Risk Management Dept.
Operations Planning Dept.
IT Planning Dept.
General Affairs Dept.
Other Departments

Risk Management System

Top management plays an active role in determining SMFG's Groupwide basic policies for risk management. The system works as follows: The basic policies for risk management are determined by the Management Committee before being authorized by the Board. The Management Committee, the designated Board members, and the relevant risk management departments perform risk management according to the basic policies.

Risk management systems are in place at the individual Group companies in accordance with SMFG's Groupwide basic policies for risk management. For example, at SMBC, specific departments have been appointed to oversee the handling of the four risk categories listed above, in addition to risks associated with settlement. Each risk category is managed taking into account the particular characteristics of that category. In addition, the Corporate Risk Management Department—independent of the operating units—comprehensively and systematically manages all categories of risk in cooperation with the Corporate Planning Department.

Furthermore, under our system top management plays an active role in the drafting of basic policies for risk management. The decision-making process for addressing credit, market, and liquidity risks at the operating level is strengthened by the Credit Risk Management Committee and the Market Risk Management Committee, which are subcommittees of the Management Committee. The Management Committee is also attended by the relevant department heads.

Risk Capital-Based Management

(1) Framework

In order to maintain a balance between risk and return as well as ensure the soundness of the Group from an overall perspective, we employ the risk capital-based management method. We measure "risk capital" based on value at risk (VaR), etc. as a uniform basic measure of credit, market, and operational risks, taking account of the special characteristics of each type of risk and the business activities of each Group company. We then allocate capital appropriately and effectively to each unit to keep total exposure to various risks within the scope of our resources, i.e., capital. In this framework, risk capital includes credit concentration risk and interest rate risk in the banking book which are taken into account under the Second Pillar of Basel II. In addition, we conduct capital risk-based management activities on a consolidated basis, including each Group company.

Liquidity risk is managed within the context of cash-flow plans and funding gap. Other risk categories are managed with procedures closely attuned to the nature of the risk, as described in the following paragraphs.

(2) Risk Capital Limit

In the case of credit and market risks, we set maximum risk capital limits, which indicate the maximum risk that may be taken during the period, taking account the level of stress stipulated in business plans. In addition, for operational risk, we also allocate risk capital, and, for the Group as a whole, we set total risk capital allocations within SMFG's capital. In the case of credit and market risks, risk

■ Risk Management Framework

Framework	Risk Category			
Risk Capital-Based Management	Credit Risk			Credit risk is the possibility of a loss arising from a credit event, such as deterioration in the financial condition of a borrower, that causes an asset (including off-balance sheet transactions) to lose value or become worthless.
	Market Risk	Banking Risk/Trading Risk		Market risk is the possibility that fluctuations in interest rates, foreign exchange rates, or stock prices will change the market value of financial products, leading to a loss.
		Strategic Equity Investment Risk		
		Other Market-Related Risks		
	Operational Risk			Operational risk is the possibility of losses arising from inadequate or failed internal processes, people, and systems or from eternal events.
		Processing Risk		Processing risk is the possibility of losses arising from negligent processing by employees, accidents, or unauthorized activities.
		Systems Risk		Systems risk is the possibility of a loss arising from the failure, malfunction, or unauthorized use of computer systems.
ALM/ Funding Gap	Liquidity Risk			Liquidity risk is the risk that there may be difficulties in raising funds needed for settlements, as a result of the mismatching or uses of funds and sources of funds or unexpected outflows of funds, circumstances that may make it necessary to raise funds at higher rates than normal.
Management by Risk Type	Other Risks (Settlement Risk and Others)			–

capital limits are sub-divided into guidelines or ceilings for each business including VaR and loss limits. Therefore, by strictly observing the VaR and loss limits, and other factors, SMFG maintains the soundness of the Group as a whole.

Implementation of Basel II

The Basel Capital Accord, an international agreement for ensuring the soundness of banks through adherence to BIS capital adequacy regulations, was revised in response to the diversification of the banking business and the increasing sophistication of risk management technology. The revised BIS regulations, known as Basel II, became effective from March 31, 2007 in Japan.

Basel II requires banks to implement internal controls to serve as the basis for capital calculation, and to strengthen their risk management framework. It also requires disclosure of information to encourage market discipline in risk management.

We have been implementing initiatives to strengthen our risk management framework, taking into account Basel II and other considerations.

Details of the initiatives are provided below, and detailed information on the capital ratio is provided in the discussion on Capital Ratio Information appearing in the Financial Section.

Credit Risk

1. Basic Approach to Credit Risk Management

(1) Definition of Credit Risk

Credit risk is the possibility of a loss arising from a credit event, such as deterioration in the financial condition of a borrower, that causes an asset (including off-balance sheet transactions) to lose value or become worthless.

Overseas credits also include an element of country risk, which is closely related to credit risk. This is the risk of loss caused by changes in foreign exchange, or political or economic situations.

(2) Fundamental Principles for Credit Risk Management

All Group companies follow the fundamental principles established by SMFG to assess and manage credit risk on a Groupwide basis and further raise the level of accuracy and comprehensiveness of Groupwide credit risk management. Each Group company must comprehensively manage credit risk according to the nature of its business, and assess and manage credit risk of individual loans and credit portfolios quantitatively and using consistent standards.

Credit risk is the most significant risk to which SMFG is exposed. Without effective credit risk management, the impact of the corresponding losses on operations can be overwhelming.

The purpose of credit risk management is to keep credit risk exposure to a permissible level relative to capital, to maintain the soundness of assets, and to ensure returns commensurate with risk. This leads to a loan portfolio that achieves high returns on capital and assets.

(3) Credit Policy

SMBC's credit policy comprises clearly stated universal and basic operating concepts, policies, and standards for credit operations, in accordance with the business mission and rules of conduct.

SMBC is promoting the understanding of and strict adherence to its credit policy among all its managers and employees. By conducting risk-sensitive credit management in accordance with Basel II and other capital adequacy regulations, SMBC aims to enhance shareholder value and play a key part in society by providing high-value-added financial services.

2. Credit Risk Management System

At SMBC, the Credit & Investment Planning Department within the Corporate Staff Unit is responsible for the comprehensive management of credit risk. This department drafts and administers credit policies, the internal rating system, credit authority guidelines, and credit application guidelines, and manages NPLs (non-performing loans) and other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department in quantifying credit risk (risk capital and risk-weighted assets) and controls the bank's entire credit risk. Further, the Credit Portfolio Management Department within the Credit & Investment Planning Department has been strengthening its active portfolio management function whereby loan securitization and other market transactions are used to stabilize the portfolio's credit risk for a more sophisticated portfolio.

The Corporate Research Department within the Corporate Services Unit performs research on industries as well as investigates the business situations of borrower enterprises to detect early signs of problems or growth potential. The Credit Administration Department is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and draws up plans for their workouts, including write-offs, and corporate rehabilitation. The department closely liaises with the Group company SMBC Business Servicing Co., Ltd., which engages in related services, and works to efficiently reduce the amount of NPLs by such means as the sell-off of claims.

The credit departments within each business unit conduct credit risk management for loans handled by their units and manage their units' portfolios. The credit limits they use are based on the baseline amounts established for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk.

The Credit Review Department, operating independently of the business units, audits asset quality, accuracy of gradings, self-assessment, and state of credit risk management, and reports the results directly to the Board of Directors and the Management Committee.

SMBC has established the Credit Risk Committee, as a consultative body, to round out its oversight system for undertaking flexible and efficient control of credit risk, and ensuring the overall soundness of the bank's loan operations.

■ SMBC's Credit Risk Management System


Board of Directors
Corporate Auditors
Management Committee
External Audit (Auditing Firm)
Corporate Staff Unit
Corporate Risk Management Dept.
• Aggregates risk for comprehensive management
• Plans and proposes risk quantification methods
Credit & Investment Planning Dept.
• Aggregates credit risk for unified management
• Plans and proposes basic credit policies
• Drafts, administers, and examines internal rating system
Credit Portfolio Management Dept.
• Undertakes active portfolio management
Internal Audit Unit
Credit Review Dept.
• Self-assessment, grading (obligors and facilities), audits of write-offs and reserves
• Credit risk management auditing
Corporate Services Unit
Corporate Research Dept.
• Industry trend research
• Credit assessment of major industry players
Credit Administration Dept.
• Manages problem assets (plans, implements corporate rehabilitation program, sells off the revitalized company)
Business Units
Consumer Banking Unit
Middle Market Banking Unit
Corporate Banking Unit
International Banking Unit
Investment Banking Unit
Credit Dept.
Credit Dept.
Credit for Individuals
Credit Dept. I & II
Small and Medium-Sized Enterprises
Credit Dept.
Large Domestic Corporations
Credit Dept.
Credit Dept., The Americas Div.
Credit Dept., Europe Div.
Overseas Corporations
Structured Finance
Structured Finance Credit Dept.
Domestic Structured Finance

3.Credit Risk Management Methods

(1) Credit Risk Assessment and Quantification

At SMBC, to effectively manage the risk involved in individual loans as well as the credit portfolio as a whole, we first acknowledge that every loan entails credit risks, assesses the credit risk posed by each borrower and loan using an internal rating system, and quantifies that risk for control purposes.

(a) Internal Rating System

There is an internal rating system for each asset control category set according to portfolio characteristics. For example, credits to commercial and industrial (C&I) companies, individuals for business purposes (domestic only), sovereigns, public-sector entities, and financial institutions are assigned an "obligor grade," which indicates the borrower's creditworthiness, and/or "facility grade," which indicates the collectibility of assets taking into account transaction conditions such as guarantee/collateral, and tenor. An obligor grade is determined by first assigning a financial grade using a financial strength grading model and data obtained from the obligor's financial statements. The financial grade is then adjusted taking into account the actual state of the obligor's balance sheet and qualitative factors to derive the obligor grade. In the event that the borrower is domiciled overseas, internal ratings for credit are made after taking into consideration country risk, which represents an assessment of the credit quality of each country, based on its political and economic situation, as well as its current account balance and external debt. Self-assessment is the obligor grading process for assigning lower grades, and the borrower categories used in self-assessment are consistent with the obligor grade categories.

Obligor grades and facility grades are reviewed once a year and, whenever necessary, such as when there are changes in the credit situation.

There are also grading systems for SME loans, loans to individuals, and project finance and other structured finance tailored according to the risk characteristics of these types of assets.

The Credit & Investment Planning Department centrally manages the internal rating systems, and properly designs, operates, supervises, and validates the grading models. It validates the grading models (including statistical validation) of main assets following the procedures manual once a year, to ensure their effectiveness and suitability.

(b) Quantification of Credit Risk

Credit risk quantification refers to the process of estimating the degree of credit risk of a portfolio or individual loan taking into account not just the obligor's probability of default (PD), but also the concentration of risk in a specific customer or industry and the loss impact of fluctuations in the value of collateral, such as real estate and securities.

Specifically, first, the PD by grade, LGD (loss given default), credit quality correlation among obligors, and other parameter values are estimated using historical data of obligors and facilities stored in a database to calculate the credit risk. Then, based on these parameters, we run a simulation of 10,000 iterations of simultaneous default using the Monte Carlo method to calculate our maximum loss exposure to the estimate amount of the maximum losses that may be incurred. Based on these quantitative results, we allocate risk capital. Please note that the PD and LGD values are, in principle, the same values as those used for calculating the capital ratio.

Risk quantification is also executed for purposes such as to determine the portfolio's risk concentration, or to simulate economic movements (stress tests), and the results are used for making optimal decisions across the whole range of business operations, including formulating business plans and providing a standard against which individual credit applications are assessed.

■ SMBC's Obligor Grading System

Obligor Grade Domestic (C&I), etc.	Obligor Grade Overseas (C&I), etc.	Definition	Borrower Category	Financial Reconstruction Law Based Disclosure Category (Domestic)
J1	G1	Very high certainty of debt repayment		
J2	G2	High certainty of debt repayment		
J3	G3	Satisfactory certainty of debt repayment		
J4	G4	Debt repayment is likely but this could change in case of significant changes in economic trends or business environment	Normal Borrowers	Normal Assets
J5	G5	No problem with debt repayment over the short term, but not satisfactory over the medium-to-long term and the situation could change in the event of significant changes in economic trends or business environment.		
J6	G6	Currently no problem with debt repayment, but there are unstable business and financial factors that could lead to debt repayment problems		
J7	G7	Close monitoring is required due to problems in meeting loan terms and conditions, sluggish/unstable business, or financial problems	Borrowers Requiring Caution	
J7R	G7R	(Substandard Borrowers)	Substandard Borrowers	Substandard Loans
J8	G8	Currently not bankrupt, but experiencing business difficulties, making insufficient progress in restructuring, and highly likely to go bankrupt	Potentially Bankrupt Borrowers	Doubtful Assets
J9	G9	Though not yet legally or formally bankrupt, has serious business difficulties and rehabilitation is unlikely; thus, effectively bankrupt	Effectively Bankrupt Borrowers	Bankrupt and Quasi-Bankrupt Assets
J10	G10	Legally and formally bankrupt	Bankrupt Borrowers	

(2) Framework for Managing Individual Loans

(a) Credit Assessment

At SMBC, credit assessment of corporate loans involves a variety of financial analyses, including cash flow, to predict an enterprise's capability of loan repayment and its growth prospects. These quantitative measures, when combined with qualitative analyses of industrial trends, the enterprise's R&D capabilities, the competitiveness of its products or services, and its management caliber, result in a comprehensive credit assessment. The loan application is analyzed in terms of the intended utilization of the funds and the repayment schedule. Thus, SMBC is able to arrive at an accurate and fair credit decision based on an objective examination of all relevant factors.

Increasing the understandability to customers of loan conditions and approval standards for specific borrowing purposes and loan categories is a part of SMBC's ongoing review of lending practices, which includes the revision of loan contract forms with the chief aim of clarifying lending conditions utilizing financial covenants. SMBC is also making steady progress in rationalizing its credit assessment process.

To respond proactively and promptly to customers' funding needs—particularly those of SMEs—we employ a standardized credit risk assessment process for SMEs that uses a credit-scoring model. With this process, we are building a regime for efficiently marketing our Business Select Loan and other SME loans.

In the field of housing loans for individuals, we employ a credit assessment model based on credit data amassed and analyzed by SMBC over many years. This model enables our loan officers to efficiently make rational decisions on housing loan applications, and to reply to the customers without delay. It also facilitates the effective management of credit risk, as well as the flexible setting of interest rates.

We also provide loans to individuals who rent out properties such as apartments. The loan applications are subjected to a precise credit risk assessment process utilizing a risk-assessment model that factors in the projected revenue from the rental business. The process is also used to provide advice to such customers on how to revise their business plans.

(b) Credit Monitoring System
At SMBC, in addition to analyzing loans at the application stage, the Credit Monitoring System is utilized to reassess obligor grades, and review self-assessment and credit policies so that problems can be detected at an early stage and quick and effective action can be taken. The system includes periodic monitoring carried out each time an obligor enterprise discloses financial results, as well as continuous monitoring performed each time credit conditions change, as indicated in the diagram below.

(3) Framework for Credit Portfolio Management
At SMBC, in addition to managing individual loans, SMBC applies the following basic policies to the management of the entire credit portfolio to maintain and improve its soundness and profitability over the medium-to-long term.

(a) Risk-Taking within the Scope of Capital
To keep credit risk exposure to a permissible level relative to capital, SMBC sets credit risk capital limits for internal control purposes. Under these limits, separate guidelines are issued for each business unit and marketing unit. Also issued are specialized guidelines for each business unit and business type, such as real estate finance, fund investment, and investment in securitization products. Regular monitoring is conducted to make sure that these guidelines are being followed, thus ensuring appropriate overall management of credit risk.

(b) Controlling Concentration Risk
Because the concentration of credit risk in an industry or corporate group has the potential to substantially impair capital, SMBC implements measures to prevent the excessive concentration of loans in an industry and to control large exposure to individual companies or corporate groups by setting guidelines for maximum loan amounts.

To manage country risk, SMBC also has credit limit guidelines based on each country's creditworthiness.

(c) Balancing Risk and Returns
Against the background of increasing sophistication in methods of managing credit risk, SMBC is engaged in a new type of unsecured loans. Meanwhile, the bank runs credit operations on the basic principle of earning returns that are commensurate with the credit risk involved, and makes every effort to reduce capital and credit costs as well as general and administrative expenses.

(d) Reduction and Prevention of Non-Performing Loans
On NPLs and potential NPLs, SMBC carries out regular loan reviews to clarify handling policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers' business situations, support business recoveries, collect on loans, and enhance loan security.

(e) Toward Active Portfolio Management
SMBC makes active use of credit derivatives, loan securitization, and other instruments to proactively and flexibly manage its portfolio to stabilize credit risk.

(4) Self-Assessment, Write-Offs, and Provisions
(a) Self-Assessment
SMBC conducts rigorous self-assessment of asset quality using criteria based on the *Financial Inspection Manual* of the Financial Services Agency and the *Practical Guideline* published by the Japanese Institute of Certified Public Accountants. Self-assessment is the latter stage of the obligor grading process for determining the borrower's ability to fulfill debt obligations, and the obligor grade criteria are consistent with the categories used in self-assessment.

■ SMBC's Credit Monitoring System


Obligor Information Processing
Flow of Obligor Grading/Grading Outlook/Credit Policies/Action Plans/Facility Grading Assignment
Registration of Financial Statements/ Creation and Revision of Corporate Card
Nonconsolidated Financial Grade
Consolidated Financial Grade
Effective Financial Grade
Flagging According to Self-Assessment Criteria
Not Flagged
Flagged
Self-Assessment Logic
Quantitative Assessment
Financial Assessment
Credit Status
Quantitative Assessment
Normal Borrowers
Borrowers Requiring Caution
Potentially Bankrupt Borrowers
Effectively Bankrupt Borrowers
Bankrupt Borrowers
Final Obligor Grade
Grading Outlook Assessment
Performance Trends
+
Qualitative Risk Factors
• Positive
• Flat
• Negative
Action Plan Formulation
Restructuring Feasibility
Basic Approach
Specific Action Plan
Facility Grading Assignment
Determination of Credit Policies
Credit Policy Segment
Policy for Handling Each Individual Company

At the same time, self-assessment is a preparatory task for ensuring SMBC's asset quality and calculating the appropriate level of write-offs and provisions. Each asset is assessed individually for its security and collectibility. Depending on the borrower's current situation, the borrower is assigned to one of five categories: Normal Borrowers, Borrowers Requiring Caution, Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, and Bankrupt Borrowers. Based on the borrower's category, claims on the borrower are classified into Classification I, II, III, and IV assets according to their default and impairment risk levels, taking into account such factors as collateral and guarantees. As part of our efforts to bolster risk management throughout the Group, our consolidated subsidiaries carry out self-assessment in substantially the same manner.

Borrower Categories, Defined

Normal Borrowers	Borrowers with good earnings performances and no significant financial problems
Borrowers Requiring Caution	Borrowers identified for close monitoring
Potentially Bankrupt Borrowers	Borrowers perceived to have a high risk of falling into bankruptcy
Effectively Bankrupt Borrowers	Borrowers that may not have legally or formally declared bankruptcy but are essentially bankrupt
Bankrupt Borrowers	Borrowers that have been legally or formally declared bankrupt

Asset Classifications, Defined

Classification I	Assets not classified under Classifications II, III, or IV
Classification II	Assets perceived to have an above-average risk of uncollectibility
Classification III	Assets for which final collection or asset value is very doubtful and which pose a high risk of incurring a loss
Classification IV	Assets assessed as uncollectible or worthless

(b) Asset Write-Offs and Provisions

In cases where claims have been determined to be uncollectible, or deemed to be uncollectible, write-offs signify the recognition of losses on the account books with respect to such claims. Write-offs can be made either in the form of loss recognition by offsetting uncollectible amounts against corresponding balance sheet items, referred to as a direct write-off, or else by recognition of a loan loss provision on a contra-asset account in the amount deemed uncollectible, referred to as an indirect write-off. Recognition of indirect write-offs is generally known as provision for the reserve for possible loan losses.

SMBC's write-off and provision criteria for each self-assessment borrower category are shown in the table below. As part of our overall measures to strengthen risk management throughout the Group, all consolidated subsidiaries use substantially the same standards as SMBC for write-offs and provisions.

Self-Assessment Borrower Categories	Standards for Write-Offs and Provisions
Normal Borrowers	The expected loss amount for the next 12 months is calculated for each grade based on the grade's historical bankruptcy rate, and the total amount is recorded as "provision for the general reserve for possible loan losses."
Borrowers Requiring Caution	These assets are divided into groups according to the level of default risk. Amounts are recorded as provisions for the general reserve in proportion to the expected losses based on the historical bankruptcy rate of each group. The groups are "claims on Substandard Borrowers" and "claims on other Borrowers Requiring Caution." The latter group is further subdivided according to the borrower's financial position, credit situation, and other factors. Further, when cash flows can be estimated reasonably accurately, the discount cash flow (DCF) method is applied mainly to large claims for calculating the provision amount.
Potentially Bankrupt Borrowers	A provision for the specific reserve for possible loan losses is made for the portion of Classification III assets (calculated for each borrower) not secured by collateral, guarantee, or other means. Further, when cash flows can be estimated reasonably accurately, the DCF method is applied mainly to large claims for calculating the provision amount.
Effectively Bankrupt/ Bankrupt Borrowers	Classification III asset and Classification IV asset amounts for each borrower are calculated, and the full amount of Classification IV assets (deemed to be uncollectible or of no value) is written off in principle and provision for the specific reserve is made for the full amount of Classification III assets.

Notes		
	General reserve	Provisions made in accordance with general inherent default risk of loans, unrelated to specific individual loans or other claims
	Specific reserve	Provisions made for claims that have been found uncollectible in part or in total (individually evaluated claims)

Discounted Cash Flow Method

SMBC uses the discounted cash flow (DFC) method to calculate the provision amounts for large claims on Substandard Borrowers and Potentially Bankrupt Borrowers when the cash flow from repayment of principal and interest received can be estimated reasonably accurately. SMBC then makes provisions equivalent to the excess of the book value of the claims over the said cash inflow discounted by the initial contractual interest rate or the effective interest rate at the time of origination. One of the major advantages of the DCF method over conventional methods of calculating the provision amount is that it enables effective evaluation of each individual borrower. However, as the provision amount depends on the future cash flow estimated on the basis of the borrower's business reconstruction plan and DCF formula input values, such as the discount rate and the probability of the borrower going into bankruptcy, SMBC makes every effort to utilize up-to-date and correct data to realize the most accurate estimates possible.

(c) Disclosure of Problem Assets

Problem assets are loans and other claims of which recovery of either principal or interest appears doubtful, and are disclosed in accordance with the Banking Law (in which they are referred to as "risk-monitored loans") and the Financial Reconstruction Law (where they are referred to as "problem assets"). Problem assets

are classified based on the borrower categories assigned during self-assessment. For detailed information on results of self-assessments, write-offs, provisions, and disclosure of problem assets, please refer to page 186.

4. Market Credit Risk Management

Financial products, such as funds, securitized products, and credit derivatives, that have indirect risk arising from the assets underlying these products, such as bonds, loan obligations, and other assets (the underlying assets), are recognized as transactions that combine the characteristics of the credit risk of the underlying assets and "market risk" that arises from the buying and selling of these products. This is referred to as market credit risk.

For these types of products, we manage credit risk using the methods of analysis and assessment already described for credit risk, but, for the sake of complete risk management, we also apply the methods for management of market risk described in the following section on management of market and liquidity risk.

In addition, we have established guidelines based on the characteristics of these types of risk and appropriately manage the risk of losses.

Market and Liquidity Risks

1. Basic Approach to Market and Liquidity Risk Management

(1) Definitions of Market and Liquidity Risk

Market risk is the possibility that fluctuations in interest rates, foreign exchange rates, or stock prices will change the market value of financial products, leading to a loss.

Liquidity risk is the possibility of encountering an obstacle to raising the funds required for settlement due either to a mismatch between the use and procurement of funds or to an unexpected outflow of funds, or being forced to borrow at higher interest rates than usual.

(2) Fundamental Principles for Market and Liquidity Risk Management

SMFG is working to further enhance the effectiveness of its quantitative management of market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; clearly separating front-office, middle-office, and back-office operations; and establishing a highly efficient system of mutual checks and balances.

2. Market and Liquidity Risk Management System

On the basis of SMFG's Groupwide basic policies for risk management, SMBC's Board of Directors authorizes important matters relating to the management of market and liquidity risks, such as basic policies and risk limits, which are decided by the Management Committee. Additionally, the bank's Corporate Risk Management Department, which is independent of business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. The department not only monitors the current risk situations, but also reports regularly to the Management Committee and the Board of Directors. Furthermore, SMBC's ALM Committee meets on a monthly basis to examine reports on the state of observance of the bank's limits on market and liquidity risks, and to review and discuss the bank's ALM policies.

To prevent unforeseen processing errors as well as fraudulent transactions, it is important to establish a system of checks on the business units (front office). At SMBC, both the processing departments (back office) and the administrative departments (middle office) conduct the checks. In addition, SMBC's independent Internal Audit Unit periodically performs comprehensive internal audits to verify that the risk management system is functioning properly.

■ SMBC's Market Risk and Liquidity Risk Management System



Board of Directors
Market Risk Management
Management Committee
Market Risk Management Committee
Liquidity Risk Management
ALM Committee
Corporate Auditors
Board member in charge of Corporate Risk Management Dept.
Independent Auditors (an auditing firm)
Policy
Reporting
Internal Audit Dept.
Back Office
(Back offices of Japan and overseas branches)
Middle Office
(Corporate Risk Management Dept.)
Inspection and verification of transactions
Model and new products approval, Final approval, Management
Managing Depts
Other market-related operations
Market operations (Treasury Unit)
Market operations (International Banking Unit)
Market operations (Group companies)
Front Office
Front/Back/Middle Offices

3. Market and Liquidity Risk Management Methods

(1) Market Risk Management

The bank manages market risk by setting maximum limits for "VaR" and maximum loss. These limits are set within the "market risk capital limit" which is determined taking into account the bank's shareholders' equity and other principal indicators of the bank's financial position and management resources.

Market risk can be divided into various factors: foreign exchange rate, interest rate, equity price, and option risks. Fine-tuned management of each risk category is achieved by employing the VaR method in conjunction with suitable indicators for managing the risk of individual financial instruments such as the BPV indicator.

Please note that, in the case of interest rate fluctuation risk, the methods for recognizing the dates for maturity of demand deposits (current accounts and ordinary deposit accounts that can be withdrawn at any time) and the method for estimating the time of cancellation prior to maturity of time deposits and consumer housing loans differ substantially. At SMBC, the maturity of demand deposits that are expected to be left with the bank for a prolonged period is regarded to be five years (2.5 years on average). The cancellation prior to maturity of time deposits and consumer housing loans is estimated based on historical data.

(a) VaR Results

The results of VaR calculations for fiscal 2007 are shown in the table below. SMBC's internal VaR model makes use of historical data to prepare scenarios for market fluctuations, and, by conducting simulations of gains and losses, the model estimates the maximum losses that may occur. (This is known as the historical simulation method.) This internal SMBC model is evaluated periodically by an independent auditing firm to assess its appropriateness and accuracy.

(b) Back-Testing Results

The relationship between the VaR calculated with the model and the actual profit and loss data is back-tested daily. The back-testing results for SMBC's trading accounts for fiscal 2007 are shown below. A data point below the diagonal line indicates a loss in excess of the predicted VaR for that day; however, as in fiscal 2006, there were no such excess losses during fiscal 2007. This demonstrates that the SMBC VaR model, with a one-sided confidence interval of 99.0%, is sufficiently reliable.

Glossary of Terms

1. VaR (Value at risk)
The largest predicted loss that is possible given a fixed confidence interval. For example, VaR indicates, for a holding period of one day and a confidence interval of 99.0%, the maximum loss that may occur as a result of market fluctuations in one day with a probability of 1%.

2. BPV (Basis point value)
The amount of change in assessed value as a result of a one basis point (0.01%) movement in interest rates.

3. Trading
A market operation for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets.

4. Banking
A market operation for generating profit through management of interest rates, terms, and other aspects of assets (loans, bonds, etc.) and liabilities (deposits, etc.).

■ **VaR Results**

(Billions of yen)

	SMFG (consolidated)		SMBC (consolidated)		SMBC (non-consolidated)	
	Trading Book	Banking Book	Trading Book	Banking Book	Trading Book	Banking Book
June 2007	3.0	33.7	3.0	30.0	2.0	26.1
Sept. 2007	2.2	27.6	2.2	25.0	1.5	22.0
Dec. 2007	2.4	26.1	2.4	23.1	1.6	20.0
Mar. 2008	2.2	23.3	2.2	20.8	1.5	17.4
Maximum	4.3	59.3	4.3	55.4	3.9	51.1
Minimum	2.1	20.9	2.1	18.2	1.3	15.6
Average	2.8	31.3	2.8	28.1	2.0	24.8

(VaR for a one-day holding period with a one-sided confidence interval of 99.0% [computed daily using historical simulation method (based on four years of historical observations)]. The VaR model for the trading book includes principal consolidated subsidiaries. Figures for the trading book exclude specific risks.)

■ Back-Testing Results (Trading Book)

SMFG (consolidated)


Marginal Profit or Loss (¥ billion)
4.0
3.0
2.0
1.0
0
-1.0
-2.0
-3.0
-4.0
-5.0
0
1
2
3
4
5
VaR (¥ billion)

SMBC (consolidated)


Marginal Profit or Loss (¥ billion)
4.0
3.0
2.0
1.0
0
-1.0
-2.0
-3.0
-4.0
-5.0
0
1
2
3
4
5
VaR (¥ billion)

SMBC (non-consolidated)


Marginal Profit or Loss (¥ billion)
4.0
3.0
2.0
1.0
0
-1.0
-2.0
-3.0
-4.0
-5.0
0
1
2
3
4
5
VaR (¥ billion)

(c) Stress Testing

The market occasionally undergoes extreme fluctuations that exceed projections. To manage market risk, therefore, it is important to run simulations of situations that may occur only once in many years (stress tests). At SMBC, monthly stress tests using scenarios of past market fluctuations, those not related to past market fluctuations, and specific-factor driven market fluctuations are conducted to prepare for unforeseeable swings.

(d) Outlier Framework

In the event the economic value of a bank declines by more than 20% of the sum of Tier I and Tier II capital ("outlier ratio") as a result of interest rate shocks, the bank falls into the category of "outlier bank", as stipulated under the Second Pillar of Basel II.

As of March 31, 2008, the outlier ratio was less than 6%, substantially below the 20% criterion.

(e) Managing Risk of Stocks Held for Strategic Purposes

The Corporate Risk Management Department establishes limits on allowable risk for strategic equity investments, and monitors the observance of those limits to keep stock price fluctuation risk within acceptable parameters.

SMBC aims to keep the stock price fluctuation risk associated with its strategic equity investments at a level appropriate to the financial strength of the bank. To achieve this, we have been reducing the balance of our strategic stock holdings, and the balance now stands at approximately 50% of Tier I capital.

(2) Liquidity Risk

At SMBC, liquidity risk is regarded as one of the major risks. So as not to be overly dependent on market-based funding to cover short-term cash outflows, SMBC's liquidity risk management is based on a framework consisting of setting funding gap limits and guidelines, maintaining a system of highly liquid supplementary funding sources, and establishing contingency plans.

In daily risk management operations, SMBC prevents a cumulative increase in liquidity risk by setting the funding gap limits and guidelines. For emergency situations, there are contingency plans

■ Decline in Economic Value Based on Outlier Framework

(Billions of yen)

	SMBC (consolidated)		SMBC (non-consolidated)	
	March 31, 2007	March 31, 2008	March 31, 2007	March 31, 2008
Total	165.8	407.4	151.3	398.5
Impact of yen interest rates	119.7	154.2	112.5	149.7
Impact of U.S. dollar interest rates	33.6	196.1	28.1	193.9
Impact of Euro interest rates	3.4	36.7	2.9	36.6
Percentage of Tier I + Tier II	2.1%	5.4%	2.1%	5.8%

Note: "Decline in economic value" is the decline of present value after interest rate shocks (1st and 99th percentile of observed interest rate changes using a 1-year holding period and 5 years of observations).

■ Composition, by Industry, of Listed Equity Portfolio


(%)
(March 31, 2008)
25
20
15
10
5
0
SMBC Portfolio
TOPIX
Nikkei Average
Fisheries/Farming/Forestry
Mining
Construction
Food Products
Textiles
Pulp/Paper
Chemicals
Pharmaceuticals
Petroleum/Coal
Rubber Products
Glass/Minerals
Steel
Nonferrous Metals
Metal Products
Machinery
Electric Machinery
Transport Machinery
Precision Machinery
Other Products
Electricity/Gas Utilities
Overland Transport
Marine Transport
Air Transport
Warehousing/Distribution
Telecommunications
Wholesale
Retail
Banking
Securities/Commodity Futures Trading
Insurance
Other Financial
Real Estate
Services

in place to reduce the funding gap limits and guidelines and other measures. To prevent the possibility of market crises interfering with funding, SMBC carries highly liquid assets, such as U.S. Treasury securities, and has emergency borrowing facilities in place, which also enable foreign currency-denominated liquidity management.

Operational Risk

1. Basic Approach to Operational Risk Management

(1) Definition of Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Specifically, Basel II (The New Basel Capital Accord)—which, in addition to processing risk and system risk, also covers legal risk, personnel risk, and physical asset risk—defines the following seven types of events that may lead to the risk of loss: (1) internal fraud, (2) external fraud, (3) employment practices and workplace safety, (4) clients, products and business practices, (5) damage to physical assets, (6) business disruption and system failures, and (7) execution, delivery, and process management.

(2) Fundamental Principles for Operational Risk Management

SMFG and SMBC have drawn up the *Regulations on Operational Risk Management* to define the basic rules to be observed in the conduct of operational risk management across the entire Group. Under these regulations, SMFG and SMBC have been working to enhance the operational risk management framework across the whole Group by establishing an effective system for identification, assessment, controlling, and monitoring of material operational risk and a system for executing contingency and business continuity plans. In view of the inclusion of operational risk in the framework of the capital adequacy requirements of Basel II, SMFG has been working on a continuing basis to create a more sophisticated quantification model and to enhance operational risk management throughout the Group.

2. Operational Risk Management System

SMFG has designed and implemented an operational risk management framework for Groupwide basic policies for risk management.

At SMBC, the Management Committee makes decisions on important matters such as basic policies for operational risk management, and these decisions are authorized by the SMBC Board of Directors. In addition, SMBC has established its Operational Risk Management Department, within its General Affairs Department, as an integrated operational risk management department. This department works together with the Corporate Risk Management Department, which is responsible for the quantification of operational risk, and with other departments responsible for controlling processing risk and system risk.

The operational risk management framework is described in more detail in the later part of this section, but it can be outlined as follows: operational risk is managed by (1) collecting and analyzing internal loss data and (2) comprehensively identifying risk

■ SMBC's Operational Risk Management System


Corporate Auditors
Audit
Board of Directors
Decision and authorization of important matters related to operational risk management
External Auditors (Auditing Firm)
Management Committee
Internal Audit Department
Direction
Reporting
Operational Risk Committee
Reporting on operational risk information, discussion on measures for risk mitigation
Auditing, review, etc., of management and measurement system
Director in Charge of General Affairs Dept.
Direction
Reporting
Corporate Risk Management Department
Collaboration
Operational Risk Management Dept. of the General Affairs Dept.
Measurement of operational risk
Integrated Operational Risk Supervisory Dept.
Reporting
Reporting
Internal loss data
Feedback of measurement results related to operational risk and direction for risk mitigation
Generation of scenarios and development of risk mitigation actions through risk control assessments
Reflection of internal loss data, external loss data and BEICFs in scenarios
Head Office departments
Consumer Banking
Middle Market Banking
Corporate Banking
Treasury
Investment Banking
International Banking

scenarios in each business process through a regular risk control assessment to estimate the loss severity and frequency. Operational risk impact is assessed for each risk scenario. When high-severity scenarios are identified, each branch/department establishes a risk mitigation plan and the Operational Risk Management Department monitors the progress. Furthermore, operational risk is quantified using the internal loss data and scenarios, and the results of quantification are used to manage and reduce operational risk.

The generation of internal loss data, scenarios identified through risk control assessments, and status of risk mitigation activities are regularly reported to the director in charge of the Operational Risk Management Department. In addition, there is the Operational Risk Committee, comprising all relevant units of the bank, where operational risk information is reported and risk mitigation plans are discussed. In this way, we realize a highly effective operational risk management framework. The operational risk situation is also reported to the Management Committee and the Board of Directors on a regular basis, for review of the basic policies on operational risk management. Moreover, the bank's Internal Audit Department conducts periodic audits to ensure that the operational risk management system is functioning properly.

3. Operational Risk Management Methodology

As previously defined, operational risk covers a wide range of events, including the risk of losses due to errors in operation, system failures, and natural disasters. Also, operational risk events can occur virtually anywhere and everywhere. Thus, it is essential to check whether material operational risks have been overlooked, monitor the overall status of risks, and manage/control them. To this end, it is necessary to be able to quantify risks using a measurement methodology that can be applied to all types of operational risk, and to comprehensively and comparatively capture the status of and changes in potential operational risks of business processes. Also, from the viewpoint of internal control, the measurement methodology used to a create risk mitigation plan must be such that the implementation of the plan quantitatively reduces operational risk.

SMFG and SMBC have received an approval from Japan's Financial Services Agency for the application of the Advanced Measurement Approaches (AMA), which is the most sophisticated measurement method out of the three cited methods under Basel II for measurement of operational risk. SMFG and SMBC have adopted the AMA for operational risk management and for calculating operational risk-weighted assets. It was used for calculating the March-end 2008 capital adequacy ratio.

When using the AMA, regulations require that the internal measurement system (hereinafter, the "quantification model") must use four data elements (hereinafter, the "four elements"): namely, internal loss data, external loss data, Business Environment and Internal Control Factors (BEICFs), and scenarios analysis through risk control assessments. In addition, the operational risk equivalent amount (hereinafter, "required capital") calculated under the AMA must cover the maximum loss comparable to a one-year holding period and a 99.9 percentile confidence interval.

The basic framework of the AMA quantification model of SMFG and SMBC is outlined in the diagram below. Among the four elements, internal loss data and the results of scenarios analysis through risk control assessment are input directly into the quantification model described later in this section to calculate required capital and risk-weighted assets (= required capital divided by 8%). In addition, external loss data and BEICFs are used in verifying the assessment of scenarios, along with internal loss data, to increase objectivity, accuracy, and completeness.

The specific content and method of collection and use of the four elements are described below. At present, 18 Group companies have adopted the AMA, including SMFG and SMBC, and all Group companies collect and make use of the four elements.

■ Basic Framework of Operational Risk Measurement of SMFG and SMBC



(1) Internal loss data
(2) External loss data
(3) BEICFs
Verifi-cation
(4) Scenarios analysis through risk control assessments
Data inputs
(5) Measurements using the quantification models
(6) Activities to mitigate risk

(1) Internal Loss Data

Internal loss data are defined as "the information on events in which SMFG and SMBC incur losses resulting from the realization of operational risk." At SMFG and SMBC, internal loss data are collected for all cases where the gross loss amount is at least one yen (the threshold amount), and seven years of internal loss data are directly used in the quantification of required capital for operational risk.

(2) External Loss Data

External loss data are defined as "the information on events in which other banks, etc., incur losses resulting from the realization of operational risk." SMFG and other Group companies collect external loss data where such losses may occur within the Group. Please note that SMFG and SMBC have compiled external loss data for more than 5,000 cases over the past seven years, which are indirectly used in quantifying required capital for operational risk.

(3) Business Environment and Internal Control Factors (BEICFs)

BEICFs are defined as "indicators of operational risk profiles of SMFG and SMBC that reflect underlying business risk factors and an assessment of the effectiveness of the internal control factors." The Group periodically collects data relating to changes in laws and regulations, changes in internal rules and process, and launch of new business and products pertinent to the Group's business operations.

(4) Scenario Analysis through Risk Control Assessments

Risk control assessment is defined as "risk management methodology to (a) identify material operational risks, and describe them in terms of risk scenarios, (b) assess the risks and the effectiveness of controls, and (c) estimate the frequency and severity of risk scenarios." SMFG and SMBC apply this methodology to their principal business activities.

The purpose of risk control assessment is to identify material and potential operational risks pertinent to business processes, to measure them, and to develop and carry out a risk mitigation plan to manage the risks. Another purpose of risk control assessment is to estimate the frequency of low-frequency and high-severity events for each scenario (which may be difficult to estimate using internal loss data alone).

During the process of periodic risk control assessment, operational risks inherent in various business processes are recognized as "scenarios." The risk and control conditions for each scenario are assessed, and the frequency of occurrence and amount of losses are estimated based on them. The assessment process comprises three steps: (i) initial assessment, (ii) Operational Risk Management Department review, and (iii) final assessment. Through the process, the frequency of "low-frequency and high-severity" events for each scenario are estimated in terms of four loss amounts (¥100 million, ¥1 billion, ¥5 billion, and ¥10 billion). Please note that SMFG and SMBC have identified more than 8,000 risk scenarios for the Group on a consolidated basis.

■ **Flowchart for Risk Control Assessment (Example)**


(i) Initial Assessment
Deriving scenarios
Identify risk patterns inherent in business processes and develop a comprehensive set of scenarios
Assessment of scenarios
Conduct assessment of risks and controls by scenario
(ii) Operational Risk Management Department Review
Estimate the frequency of losses for scenarios
Estimate the frequency of losses by scenario, taking account of past internal loss data
Estimate the severity of losses for scenarios
Estimate the severity of losses by scenario, taking account of the amount of transactions used in various operations
Assess the magnitude of scenarios
Calculate the maximum loss once in 100 years and assess the magnitude and classify into five categories
Estimate the frequency of the "low-frequency and high-severity" loss cases
Estimate the frequency of the "low-frequency and high-severity" loss cases that are difficult to estimate using internal loss data alone
(iii) Final Assessment
Verification of magnitude rating
Check magnitude rating empirically against each risk scenario
Develop risk mitigation plans
Develop risk mitigation plans by scenario, focusing on those with higher magnitude rating
Review of scenario assessment
Calculation of required capital
Implementation of risk mitigation measures

As an effective mechanism for mitigating risks, the maximum loss occurring once in 100 years ("scenario exposure") is calculated for each scenario derived through the risk control assessment, and then a magnitude rating is provided by classifying them into five categories according to the severity of loss. Risk mitigation plans are developed by the relevant business units for those scenarios with high-severity risk identified through magnitude rating.

The principal features of this risk control assessment method are (1) "objectivity", which is realized by estimating the frequency of losses based on historical internal loss experience and by estimating the severity of losses based on the transaction amounts pertinent to the scenarios, and (2) an appropriate level of "sensitivity" because changes in the business environment and the implementation of risk mitigation measures can be reflected in the frequency and severity of losses by changing the assessment of risk and control as well as transactions amounts.

(5) Measurement Using Quantification Models

SMFG, SMBC, and other Group companies using the AMA measure the maximum operational loss with a 99.9 percentile confidence interval and a holding period of one year (hereinafter referred to as 99.9% VaR) by using the four elements. In addition, 99.9% VaR is measured on an SMFG consolidated basis, SMBC consolidated basis, and SMBC nonconsolidated basis. The operational risk is measured for each of seven event types defined under Basel II, and then, by calculating the simple sum for all event types, 99.9% VaR is measured for each company applying the AMA. Meanwhile, the Basic Indicator Approach is applied to estimate maximum operational risk losses for Group companies other than those applying the AMA. Then, the required capital and risk-weighted assets for SMFG and the SMBC Group are measured by aggregating these figures.

The outline of the quantification model for SMBC is as follows. First, we generate a loss frequency distribution (number of loss incidents over a one-year period) based on the number of historical internal losses. Then, we generate a loss severity distribution (amount of loss per loss incident) based on internal losses and frequency of "low-frequency and high-severity" events obtained through the risk control assessment.

By using the loss severity and loss frequency distributions, the aggregated loss severity distribution is generated by conducting Monte Carlo simulations and by generating various combinations of loss occurrence and loss amount which are simulated by changing these two factors. 99.0% VaR is calculated from the resulting aggregated loss severity distribution.

Finally, we multiply 99.0% VaR by a conversion factor mentioned later in the section of "Capital Ratio Information" to compute 99.9% VaR.

This quantification model takes into account not only empirical internal loss data but also potential risk (scenarios) identified in the risk control assessment. An important feature of this model is that it enables us to measure and reflect the "low-frequency and high severity" events of operational risk. Moreover, by introducing a conversion factor, it is unnecessary to directly estimate 99.9% VaR, which tends to have a lower accuracy, and stable estimation results can be obtained by estimating 99.0% VaR which can be estimated with higher accuracy.


Distribution of Loss Frequency
Probability of occurrence (frequency)
Number of incidents/year
Distribution of Loss Severity
Loss per incident
Sampling of the number of losses from the distribution, e.g., 5 incidents
Repeat, e.g., 1 million times
Calculate aggregated annual loss amount, e.g., 450
Total
Sampling of the amounts of losses corresponding to the above number of losses from the distribution of losses, e.g., 50, 100, 80, 150, 70
Aggregated loss distribution
Frequency x Severity
x conversion factor
99.0%
99.9%
Aggregated annual loss amounts

Please note that the accuracy of quantification model outputs described above is secured through the regular ex ante and ex post facto verification processes.

The breakdown of risk-weighted assets by event type for the Group on a consolidated basis, computed with the previously described quantification method, is as follows.

■ Breakdown of Consolidated Risk-Weighted Assets by Event Type

(As of March 31, 2008)

Event Type	Percentage
(1) Internal fraud	9%
(2) External fraud	8%
(3) Employment practices and workplace safety	2%
(4) Clients, products, and business practices	8%
(5) Damage to physical assets	12%
(6) Business disruption and systems failure	4%
(7) Execution, delivery, and process management	57%

Note: Only risk-weighted assets calculated under the AMA.

(6) Risk Mitigation Initiatives

To mitigate risk using the quantitative results of the AMA, SMFG and SMBC implement risk mitigation measures to high-severity risk scenarios identified in the previously mentioned magnitude rating.

In addition to the above, the operational risk-weighted assets calculated using the quantification methods are allocated to the business units of SMBC and other Group companies, as part of initiatives to mitigate risk for the Group as a whole.

Specifically, (1) at the beginning of each fiscal year, the operational risk-weighted assets calculated using the internal loss data and the scenario exposure determined from the risk control assessment are allocated to each business unit and Group company, (2) during the fiscal year, each business unit and Group company work to prevent the realization of operational risk and improve scenario control by implementing risk mitigation measures, (3) during the first and second halves of the fiscal year, the measurements of risk-weighted assets of each business unit and Group company and an analysis of factors causing the change from the previous half-year period (including the frequency and severity of scenario) are fed back to the business units and Group companies for revising their plans, and, (4) finally, at the end of the fiscal year, by comparing the planned versus actual results, we endeavor to enhance the awareness of operational risk, improve the effectiveness of operational risk management, and mitigate operational risk within the Group as a whole.

■ The Group's Operational Risk Mitigation Activities on a Semi-Annual Basis

	Objectives	Management Process/Roles of Organizational Units		
		Planning	Implementation	Assessment and Review
Magnitude rating assignment of risk scenarios	Mitigation of high-impact operational risk within the Group as a whole	Preparation of plans for risk mitigation for high-impact risk scenarios based on risk control assessments	Implementation of risk mitigation measures	Reassessment of scenarios by taking account of the implementation of risk mitigation measures. Review of scenarios targeted for risk mitigation, followed by the further development and implementation of risk mitigation activities
		Decision to implement plans made by the Operational Risk Committee	Implementation by the department responsible for the risk scenario	Decision to implement plans, etc., made by the Operational Risk Committee
Plans for operational risk assets	Autonomous risk management by business units and Group companies as a whole	Calculation of planned targets of each business unit and Group company under the AMA	Prevention of internal loss occurrence, and improvements in risk and control of risk scenarios	Results of measurements and analysis of changes from the previous half-year period (including the frequency and severity of scenario) are fed back to each business unit and Group company
		Decision to implement related operating plans of each department and Group company made by the Management Committee and other decision-making and related bodies	Implementation by the responsible department within each business unit and Group company	Feedback of results from the unit in overall charge of operational risk, plus an assessment by the Management Committee and others of planned versus actual results at the end of the period

4. Processing Risk

Processing risk is the possibility of losses arising from negligent processing by employees, accidents, or unauthorized activities.

SMFG recognizes that all operations entail processing risk. We are, therefore, working to raise the level of sophistication of our management of processing risk across the whole Group by ensuring that each branch conducts its own regular investigations of processing risk; minimizing losses in the event of processing errors or negligence by drafting exhaustive contingency plans; and carrying out thorough quantification of the risk under management.

In the administrative regulations of SMBC, in line with SMFG's Groupwide basic policies for risk management, the basic administrative regulations are defined as "comprehending the risks and costs of administration and transaction processing, and managing them accordingly," and "seeking to raise the quality of administration to deliver high-quality service to customers." Adding new policies or making major revisions to existing ones for processing risk management requires the approval of both the Management Committee and the Board of Directors.

In the administrative regulations, SMBC has also defined specific rules for processing risk management. The rules allocate processing risk management tasks among six types of departments: operations planning departments, compliance departments, operations departments, transaction execution departments (primarily front-office departments, branches, and branch service offices), internal audit departments, and the customer support departments. In addition, there is a specialized group within the Operations Planning Department to strengthen administrative procedures throughout the Group.

5. Systems Risk

Systems risk is the possibility of a loss arising from the failure, malfunction, or unauthorized use of computer systems.

SMFG recognizes that reliable computer systems are essential for the effective implementation of management strategy in view of the IT revolution. We strive to minimize systems risk by drafting regulations and specific management standards, including a security policy. We also have contingency plans with the goal of minimizing losses in the event of a system failure. The development of such a systems risk management system ensures that the Group as a whole is undertaking adequate risk management.

At SMBC, safety measures are strengthened according to risk assessment based on the Financial Services Agency's *Financial Inspection Manual*, and the *Security Guidelines* published by the Center for Financial Industry Information Systems (FISC).

Computer-related trouble at financial institutions now has greater potential to impact the public, with systems risk diversifying owing to the IT revolution, and the resulting expansion of networks and the rise in the number of personal computer users. To prevent any computer system breakdowns, we have taken numerous measures, including the duplication of various systems and infrastructures, constant maintenance of our computer system to ensure steady, uninterrupted operation, and the establishment of a disaster-prevention system consisting of computer centers in eastern and western Japan. And to maintain the confidentiality of customer information and prevent information leaks, sensitive information is encrypted, unauthorized external access is blocked, and all known countermeasures to secure data are implemented. There are also contingency plans and training sessions held as necessary to ensure full preparedness in the event of an emergency. To maintain security, countermeasures are revised as new technologies and usage patterns emerge.

Settlement Risk

Settlement risk is the possibility of a loss arising from a transaction that cannot be settled as planned. Because this risk comprises elements of several types of risk, including credit, liquidity, processing, and systems risk, it requires interdisciplinary management.

At SMBC, the Operations Planning Department is responsible for coordinating the management of settlement risk with the Credit & Investment Planning Department, which oversees credit risk, and the Corporate Risk Management Department, which oversees liquidity risk.

Corporate Social Responsibility (CSR)

Contributing to the Sustainable Development of Society

As a new comprehensive financial services group for the 21st century, Sumitomo Mitsui Financial Group (SMFG) strives to respond to the expectations of society, and, by fulfilling its responsibilities, to earn the highest trust of society.

To earn such trust, we offer added value to four major stakeholder groups and entities: namely, customers, shareholders and the market, the environment and society, and our employees. Through these activities, the Group contributes to the sustainable development of society as a whole.

Basic CSR Policies

As a basis for implementing its CSR activities, SMFG has formulated a definition of CSR and a set of business ethics that articulate its basic principles for the Group.

SMFG's Definition of CSR

In the conduct of its business activities, SMFG fulfills its social responsibilities by contributing to the sustainable development of society as a whole through offering higher added value to (i) customers, (ii) shareholders and the market, (iii) the environment and society, and (iv) employees.

Basic CSR Principles: SMFG Business Ethics

I. Providing Customer-Centric Services
We intend to be a financial services group that has the complete trust and support of our customers. For this purpose, we will always provide services that meet the true needs of our customers to assure their satisfaction and earn confidence in the Group.

II. Maintaining Sound Management
We intend to be a financial services group that maintains fair, transparent, and sound management based on the principle of self-responsibility. For this purpose, along with earning the firm confidence of our shareholders, our customers, and the general public, we take a long-term view of our business and operate it efficiently, and actively disclose accurate business information about the Group. Through these activities, we work to maintain continued growth based on a sound financial position.

III. Contributing to Social Development
We intend to be a financial services group that contributes to the healthy development of society. For this purpose, we recognize the importance of our mission to serve as a crucial part of the public infrastructure and also our social responsibilities. Based on this recognition, we undertake business operations that contribute to the steady development of Japan and the rest of the world, and endeavor, as a good corporate citizen, to make a positive contribution to society.

IV. Creating a Free and Active Business Environment
We intend to be a financial services group for which all officers and employees work with pride and commitment. For this purpose, we respect people and develop employees with extensive professional knowledge and capabilities, thereby creating a free and active business environment.

V. Maintaining High Compliance Standards
We intend to be a financial services group that always keeps in mind the importance of compliance. For this purpose, we reflect our awareness of Business Ethics in our business activities at all times. In addition, we respond promptly to directives from auditors and inspectors. Through these actions, we observe all laws and regulations, and uphold moral standards in our business practices.

Key Points of CSR Activities

The key points of our CSR activities are as follows. First of all, we have created a solid management framework, including corporate governance, internal auditing, compliance, and risk management systems. Second, we offer higher added value to our four major stakeholder groups in the following ways.

- We endeavor to develop and prosper with our customers by offering top-quality, high-value-added products and services.
- We maintain sound management through disclosing appropriate information, designing and operating robust internal control systems, and managing to increase shareholder value.
- We implement initiatives on a continuing and active basis to contribute to society and preserve the natural environment.
- We work to foster a free and active business environment that emphasizes respect for individuals and allows employees to realize their full potential.

Finally, we ultimately contribute to the continuing development of society as a whole through all these activities.

■ Our Perspective on CSR



Making contributions to the sustainable development of society as a whole
For customers
For shareholders and the market
For society and the natural environment
For employees
CSR initiatives of Group
Offering high-value-added products and services
Conducting sound management
Engaging in social, community, and environment-related activities
Fostering a corporate culture that respects individuals
Building on a solid management structure
(with robust corporate governance, internal audit, compliance, risk management, information disclosure, and other systems firmly in place)

Implementing CSR Activities and Business Growth Strategies in Tandem

SMFG and the Group companies position CSR activities as the basis for the effective implementation of business growth strategies and conduct these activities in tandem with their strategies to attain management objectives.

The proper conduct of CSR activities is clearly an integral part of "management itself," and commitment to serious implementation of CSR initiatives is the shortest path to reaching management objectives.

Initiatives for Enhancing Customer Satisfaction (CS) and Quality

Working closely with Group companies, SMFG is taking initiatives to enhance customer satisfaction and the quality of Group services and products. SMFG calls meetings of its Group Customer Satisfaction Committee periodically to review reports based on analyses of the Voice of the Customer (VOC) and discuss measures to increase customer satisfaction.

At SMBC, we created the Quality Management Department in April 2006, with the aim of drawing fully on VOC to make improvements in the bank's business and management. The Quality Management Department is primarily responsible for analyzing the VOC data. Reports of this department are then discussed by the CS and Quality Improvement Committee, whose members include the chairman and directors who are members of the bank's Management Committee, and these reports are used proactively to enhance the satisfaction of our customers and the quality of our services.

In parallel with these activities, we are undertaking a wide range of initiatives for improving customer satisfaction and quality. These include conducting questionnaire surveys to obtain the opinions of a broader range of customers by interviewing them at our branches and offices and via mail. Also, to provide services that will meet with greater customer satisfaction, we are conducting related training and educational programs.

VOC Database

We have also created a VOC database, a record of the opinions that our customers have expressed, principally at our branches, and are working to make this database widely available within the bank. In addition, the data is analyzed and used by the Quality Management Department to provide guidance to our branches and to make improvement proposals to the Head Office departments so they can establish bankwide CS enhancement measures.

The Head Office departments also analyze the VOC data themselves and employ the results to make improvements in products and services.

CS and Quality Improvement Committee

CS and Quality Improvement Committee, which is chaired by the president of SMBC, meets periodically to hear reports on the specific opinions that customers have expressed and to review the fluctuations in the number of opinions expressed from month to month. The committee also receives reports on the results of analyses of VOC and proposals for improvements, and members of management represented on the committee listen to these reports and consider appropriate courses of action.

In addition, to instill the awareness of making our activities more customer centric, we prepare documents containing points based on specific examples and distribute these throughout the bank. We also arrange for study meetings and implement other measures, and the content of these activities is reported to members of management for their consideration.

Moreover, to enhance customer satisfaction and the quality of our products and services from a broader point of view, we invite specialists familiar with these and related areas to provide their advice.

■ **Activities to Obtain and Act on Voice Of the Customers**



Guidance and measures
Customers
Opinions
Response
Branches and other offices
Inputs
VOC Database
Analysis
Analysis/ management
Related departments
Quality Management Dept.
Suggestions for improvement
Directives
Reports
Directives
Reports
Management Committee
CS and Quality Improvement Committee, etc.
Guidance and measures

Our Stance on Corporate Governance

SMFG and its Group companies follow the SMFG management philosophy as a universal guide for Group management and position this philosophy as the anchor for corporate action. To implement the ideas contained in our Group philosophy, we believe one of the issues with highest priority is strengthening and improving our corporate governance system.

The SMFG Corporate Governance System

SMFG employs the "corporate auditor" governance model in which statutory auditors oversee the execution of business by the directors. At SMFG, we have five corporate auditors, three of whom are outside auditors. The auditors monitor the execution of business operations of SMFG and its subsidiaries by attending meetings of the Board of Directors and listen to reports on operations from the directors and others. They also examine documents relating to important decisions and receive reports from the internal audit departments, representatives of subsidiaries of SMFG, and the CPAs.

The chairman of SMFG serves as the chairman of the Board of Directors of SMFG. This separates the role of the president, whose responsibility is the overall supervision of business activities of SMFG and other Group companies, from the role of supervising management. To enhance the effectiveness of the Board, we have appointed outside directors and formed four governance committees: namely, the Auditing Committee, the Risk Management Committee, the Compensation Committee, and the Nominating Committee. Outside directors have been appointed to all four of these committees to provide for corporate governance from an objective perspective. As the need for objectivity is particularly acute in the case of the Auditing Committee and the Compensation Committee, outside directors serve as the chairmen of these committees. To ensure that the execution of the Group's business operations is in conformity both with legal regulations and generally accepted practices, the outside directors have been selected from among the ranks of specialists (including CPAs, lawyers, and consultants).

SMFG has created the Group Management Committee to serve as the top decision-making body, and it is under the direct supervision of the Board of Directors and chaired by the president of SMFG. This committee is composed of directors chosen by the president. Its role is to consider important matters related to the execution of business and to make decisions for or against the execution of matters in accord with the basic policies of the Board of Directors. SMFG also has a Group Strategy Committee that serves as a forum for the top managers of SMFG and all other Group companies to exchange opinions and information on their respective business plans. To enable SMFG to monitor the execution of day-to-day business operations at SMBC, six SMFG directors (including three outside directors) of the total of nine SMFG directors (including three outside directors) also serve as directors of SMBC. To monitor the conduct of operations at three major Group companies, namely, Sumitomo Mitsui Card, Sumitomo Mitsui Finance and Leasing, and JRI, the SMFG director in charge of each of these subsidiaries serves as a part-time director of these companies.

Furthermore, to maintain the soundness of management, SMFG has established internal control systems to ensure the proper conduct of company operations following the Japanese Company Law. Designing and implementing an internal control system, to strengthen management systems, is regarded as a major issue, and initiatives are under way to enhance such internal control systems.

The SMBC Corporate Governance System

SMBC employs the corporate auditor governance model. Of the six statutory auditors appointed, three are from outside the bank. To ensure sound and transparent management, SMBC separates the two functions of management decision making at the operational level and the overall supervision of the conduct of duties by the management of the bank. For this purpose, the bank employs a system under which executive officers are responsible for operational duties, while the supervisory functions are performed principally by the Board.

The chairman of the bank serves as the chairman of the Board of Directors, and, to clearly separate his functions from those of the president of the bank, who is responsible for the overall supervision of the bank's activities, the chairman does not simultaneously serve as an executive officer and is primarily responsible for supervising management's execution of their duties. As at SMFG and to ensure a robust supervisory function, outside directors are appointed to the Board of Directors. At SMBC, three outside directors currently serve on the Board, which has a total membership of thirteen.

Executive officers are appointed by the Board to manage the operation of SMBC's businesses. As of June 30, 2008, SMBC has 70 executive officers, including the president, and eight serve concurrently as directors. The Management Committee of SMBC is the highest decision-making body at the operational level and is under the direct supervision of the Board of Directors. The president chairs this committee and selects its members from the executive officers. The committee members consider important management issues based on policies set by the Board of Directors, and the president has the authority to make the final decision after considering the committee's recommendations.

The president designates certain members of the Management Committee to be Authorized Management Committee members in charge of particular Head Office departments or units. All of these designated individuals are in charge of implementing the directives of the Management Committee within the businesses they oversee.

Internal Audit System

An Outline of the Group's Internal Audit System

In addition to the SMFG Auditing Committee, which functions as a governance committee reporting to the Board of Directors, we have established the Internal Auditing Committee, which is a part of the Group Management Committee to give a higher profile to the internal auditing functions and facilitate effective conduct of internal audits. The Internal Auditing Committee meets every quarter, and its members discuss important matters related to internal auditing based on reports prepared by the departments responsible for internal audits. There is also the Audit Department, which is an internal auditing unit that is independent of the operational departments of the Group.

The Audit Department conducts internal audits of the operations of all the Group's units and departments to contribute to optimal management and ensure the proper conduct of the Group's operations and the soundness of its assets. These audits also have the function of verifying that the Group's internal control systems, including compliance and risk management, are operating appropriately and effectively. The Audit Department is also responsible for the overall supervision of the internal audit systems of Group companies. It monitors the appropriateness and effectiveness of the internal audit systems at Group companies by verifying past data related to internal auditing and monitoring activities, which include inspections and other activities based on actual samples, and, when deemed necessary, by conducting audits. Based on these activities, the Audit Department provides recommendations and guidance to the business units and departments as well as Group companies.

At SMBC, we have formed auditing departments that are independent of bank units involved in marketing and other business activities. Within the Internal Audit Unit of SMBC, we have formed two departments: the Internal Audit Department and the Credit Review Department. As at SMFG, SMBC has set up its Internal Auditing Committee, which is a part of the Management Committee and is responsible for examining and conducting deliberations on reports on important matters submitted by the Internal Audit Unit.

SMBC's Internal Audit Unit is responsible for auditing legal compliance and the management of risk at SMBC's Head Office departments, its domestic and overseas branches, and at all other business offices of subsidiaries in Japan and overseas. Auditing of operations in Head Office departments focuses on material issues that arise in the management of specific operations and categories of risk. These auditing activities emphasize the verification of "Targeted Audit Items" across the whole of the bank's organization. Moreover, audits of branches and offices are not limited just to checking for control and other deficiencies but also include pointing to any issues related to compliance and risk management and making recommendations for corrective action.

In other Group companies, internal audit departments have been formed suited to the respective nature of each company's lines of business.

Initiatives to Enhance the Sophistication and Efficiency of Internal Auditing

The Audit Department has adopted methods following the standards of the Institute of Internal Auditors (IIA)*, an international organization. The Audit Department conducts risk-based audits and works to apply best practices to Group companies.

To fulfill effectively its role as the department in overall charge of internal auditing, the Audit Department is constantly endeavoring to advance the professional skills of personnel engaged in internal auditing. Activities include collecting the latest information on internal auditing from inside and outside Japan and disseminating it to all Group companies. Also, the Audit Department organizes training courses, led by outside experts, for the staff of Group companies and encourages them to obtain international qualifications to enhance their professional knowledge and skills in internal auditing. To improve further the effectiveness of auditing, we also take active measures on a Groupwide basis to assess the quality of our internal auditing in the light of IIA standards.

* The Institute of Internal Auditors (IIA) was founded in 1941 in the United States as an organization dedicated to helping raise the level of specialization and professionalism of internal auditing staff. In addition to conducting theoretical and practical research on internal auditing, the IIA administers examinations for Certified Internal Auditor® (CIA®), which is the internationally recognized qualification in this field.



SMFG
Shareholders' Meeting
Corporate Auditors/ Board of Corporate Auditors
Board of Directors
Nominating Committee
Compensation Committee
Risk Management Committee
Auditing Committee
Office of Corporate Auditors
Group Strategy Committee
Group Management Committee
Internal Auditing Committee
Business units subject to auditing
All Departments
Internal audits
Audit Department
SMBC
Shareholders' Meeting
Corporate Auditors/ Board of Corporate Auditors
Board of Directors
Office of Corporate Auditors
Management Committee
Internal Auditing Committee
Business units subject to auditing
Head Office/Business Units
Internal audits
Internal Audit Unit
Internal Audit Department
Credit Review Department
Monitoring
Auditing

Compliance

Compliance Systems at SMFG

Basic Compliance Policies

As a financial services group offering a multiplicity of products and services, SMFG is intensifying its efforts to maintain high standards of compliance to carry out its mission as an important part of the nation's public infrastructure and fulfill its social responsibilities. Through these efforts, SMFG is becoming a truly outstanding global corporate group.

At SMFG, we have positioned compliance as one of the principal supports of our Business Ethics (please refer to page 52), which serve as the basic principles for fulfilling our corporate social responsibility (CSR). Accordingly, we regard strengthening our compliance systems as one of our top management priorities.

Group Management from a Compliance Perspective

As a financial holding company, SMFG seeks to maintain and enhance systems for providing appropriate direction, guidance, and monitoring for the compliance and related systems of Group companies to ensure the sound and proper conduct of business activities throughout the entire Group.

Specific activities include holding regular meetings that are attended by representatives of Group companies, as well as meetings with individual companies, with the objective of overseeing the state of autonomously implemented compliance functions at those companies. The three main important areas for strengthening oversight in fiscal 2008 are (a) the actual monitoring of activities at Group companies; (b) ensuring strict observance of Japan's Anti-Monopoly Law; and (c) strengthening measures to control conflicts of interest.

Improvements in Monitoring Activities

As revisions are made in finance-related laws, such as Japan's Financial Instruments and Exchange Act, close attention to regulations and actions taken is even more important than in the past for ensuring compliance. As a consequence, careful monitoring is needed for the early identification of signs of emerging problems and for taking corrective action.

Accordingly, SMFG has prescribed methods for monitoring activities of Group companies in its *Compliance Manuals for Group Companies* as well as procedures for supervising and auditing the implementation of these activities. By taking these measures SMFG is working to strengthen its compliance systems through improvements in monitoring activities.



Sumitomo Mitsui Financial Group, Inc.
Corporate Auditors
Audit
Board of Directors
Group Management Committee
Audit Dept.
Group Business Management Dept.
Report
Directions
Report
Discuss
Compliance Committees
General Affairs Dept.
Audit/ Monitoring Group Company
Audit/ Monitoring
Compliance System Oversight and Guidelines
Report
Departments and Offices
General Manager responsible for compliance
Compliance Officers to assist General Managers
Management
Report
Group Companies
SMBC, Sumitomo Mitsui Card, SMBC Leasing, JRI, and SMBC Friend Securities

Compliance at SMBC

Strengthening Compliance Systems

Compliance with laws, regulations, and other social standards is a basic requirement for corporations in general. Especially for banks, compliance is a particularly important issue because of their public mission and social responsibilities as key players in the financial system and socioeconomic infrastructure.

SMBC, in line with the basic policy of SMFG, requires all its management and staff to assign the highest value to maintaining people's trust, abiding by relevant laws and regulations, upholding high ethical standards, and acting fairly and sincerely. SMBC, therefore, positions maintaining high standards of compliance as one of its most important management priorities.

Management of the Compliance System

SMBC adopts a basic, two-tiered structure to ensure compliance. First, each department and office is held individually responsible for making before the fact decisions that ensure its conduct complies with laws and regulations. Second, an independent, Internal Auditing Unit conducts rigorous audits of department and branch compliance.

To maintain this two-tiered structure and ensure it is operating effectively, the Compliance Unit, which includes the General Affairs Department and the Legal Department, plans and implements systems and system improvements to secure compliance, acting under directions from management. The Compliance Unit also provides guidance and conducts monitoring activities regarding the activities of all departments and branches, and assists departments and branches make compliance decisions.

The framework of SMBC's compliance system is shown in the diagram at the bottom of this page. To ensure that this framework functions effectively, SMBC also engages in the activities described in the following paragraphs.

Issuance of a *Compliance Manual*

To assist management and staff in choosing proper courses of action, SMBC has prepared its *Compliance Manual* containing 60 principles for action that provide objectives and guidance. This manual has been approved by the Board of Directors, and all management and staff have been fully apprised of its contents.

Preparation of Compliance Programs

With the objectives of ensuring that compliance systems function effectively and making necessary improvement in compliance systems within SMBC and its consolidated subsidiaries, the Board of Directors prepares a specific plan for compliance-related activities each fiscal year, including review and necessary revisions of regulations and training. In fiscal 2008, activities in progress include implementing measures for upgrading and increasing the effectiveness of various monitoring activities, strengthening the functions of compliance officers, continuing the various measures related to revisions in the Financial Instruments and Exchange Act, changes in the regulations for the sale of insurance products through bank branches, and strengthening systems, education, and training, as well as the monitoring of compliance.

Appointment of Compliance Officers

In addition to the compliance officers appointed within the bank's departments and branches, we have appointed Area Compliance Officers, who are independent from frontline departments, within certain of our business units is including the Middle Market Banking Unit and the Consumer Banking Unit. These officers are responsible for directing and overseeing compliance regarding transactions carried out by the staff of our branches and other frontline offices.

Formation of the Compliance Committee

To ensure that compliance issues related to various operations within the bank are reviewed and discussed comprehensively, we have formed the Compliance Committee, which has members drawn from across the organization. This committee is chaired by the director responsible for compliance issues and includes the heads of relevant departments. To enhance the fairness and objectivity of the committee's deliberations, outside members also participate in the Compliance Committee meetings.

■Overview of SMBC's Compliance System



Board of Directors, Management Committee
Corporate Auditors
Audit
Directions
Report
Discuss
Compliance Committees
Consult
Compliance Unit
General Affairs Dept. (overall control), Legal Dept.
Directions, Monitoring, and Legal Support
Report and Discuss
Head Office departments
General Manager
Area Compliance Officers
Compliance Officers
Discuss
Report
Front-line Offices
(Corporate Business Offices, Branches)
General Managers
Compliance Office
Compliance Officers
Audit
Internal Audit Dept.

Environmental Preservation Initiatives

みんなで止めよう温暖化
チーム・マイナス6%

The Group recognizes environmental preservation to be one of its most important management issues. Based on our Group Environmental Policy, we are implementing initiatives to preserve and achieve harmony with the natural environment in our corporate activities. SMFG is a signatory to the "Statement by Financial Institutions on the Environment and Sustainable Development" of the United Nations Environment Programme (UNEP) and participates in the national movement "Team Minus 6%," which is sponsored by the Japanese government.

The Group Environmental Policy

<Basic Concepts>

Recognizing the importance of realizing a sustainable society, SMFG is making continuous efforts to harmonize environmental preservation and corporate activities, in order to support the economy and contribute to the general well-being of society as a whole.

<Specific Environmental Policies>

- We provide environment-friendly financial products, information, and solutions that help our customers in their efforts to preserve the eco-system.
- We devise ways to reduce levels of environmental risk posed by our own activities and those of society at large.
- We are determined to fulfill our social responsibilities through the conservation of resources, energy saving, and the reduction of waste.
- We enforce a policy of strict adherence to environment-related laws and regulations.
- We practice a high level of disclosure of information relating to the Group's environmental activities, and make ceaseless efforts to improve our contribution to environmental preservation, incorporating the views of our staff and concerned persons from outside the Group.
- We place a high priority on thoroughly educating our staff in our environmental principles, and in ensuring that they conform to these principles in the performance of their work.
- We actively and effectively conduct environmentally aware management, and make continuous efforts to improve our system for tackling environmental issues, including by setting targets for each business term and reviewing them when deemed advisable.
- These policies are published on the Group's website, and are also available in printed form upon request.

June 29, 2005
Teisuke Kitayama
President
Sumitomo Mitsui Financial Group, Inc.

Three Pillars of Group's Activities

The three pillars of our environmental action plan are to "reduce environmental impact," "manage environmental risk," and "promote environmental businesses." The Group CSR Committee systematically sets environmental objectives for various activities and follows the PDCA (plan, do, check, and act) cycle in these environmental activities. SMFG and principal Group companies have obtained ISO 14001 certification, the international standard for environmental management systems.

Group CSR Committee



Chairman
Director of SMFG
Supervisory Unit
SMFG Corporate Planning Dept.
Group CSR Committee
Committee members
SMFG
SMBC
Sumitomo Mitsui Card
SMBC Finance and Leasing
JRI
SMBC Friend Securities
Strategy Adviser
JRI

Environmental Action Plan and the PDCA Cycle



The Group Environmental Policy
Implementation of environmental initiatives
Reduce environmental impact
Manage environmental risk
Promote environmental businesses
PLAN
DO
CHECK
ACT

● Major Initiatives by Group Companies

Objectives and Initiatives		SMBC	Sumitomo Mitsui Card	SMBC Finance and Leasing	JRI	SMBC Friend Securities
Reduce environmental impact	Reducing energy consumption	○	○	○	○	○
	Promoting green procurement	○	○	○	○	○
	Providing training on environmental issues	○	○	○	○	○
Manage environmental risk	Dealing with environmental risk in lending activities	○	—	○	—	—
	Promoting sale of items for reuse	—	—	○	—	—
Promote environmental businesses	Providing funding and lease financing for environment-friendly businesses, etc.	○	—	○	—	—
	Promoting carbon credits business	○	—	○	○	—
	Providing environmental policy consulting	—	—	—	○	—
	Promoting environment-conserving businesses, such as energy service companies (ESCOs) and energy service providers (ESPs)	—	—	○	○	—
	Providing information, suggestions for policies and measures	○	—	—	○	—

Reducing Environmental Impact

SMFG sets objectives each year for the reduction in use of electric power and other sources of energy and is actively engaged in reaching these energy conservation goals. We conduct "Is conservation visible?" campaigns to lower energy use along with autonomous energy use reduction efforts. In addition, SMBC has made its Head Office "carbon neutral" through the procurement of "green" sources of energy and purchases of carbon credits.* Moreover, Sumitomo Mitsui Card has attained carbon neutral status for its Osaka Head Office, and SMFG Finance and Leasing has reached this status for its Tokyo Head Office, both through the purchase of carbon credits.

* Carbon credits are also referred to as "Kyoto credits," "emission allowances," and "Certified Emission Reductions (CER)". In this annual report, we use "carbon credits" to refer to these and the other concepts recognized under the Kyoto Protocol.

Managing Environmental Risk

● **Dealing with Soil Contamination and Asbestos Risk**

To deal with the risk that land pledged as collateral by borrowers may be contaminated, SMBC requires contamination risk assessment for land meeting certain criteria. When the risk is judged to be high, the assessed value of the potential risk is subtracted from the value of the collateral.

In addition, similar measures are taken regarding asbestos risk. When there is a concern about possible asbestos pollution, risk assessments are conducted for asset collateral meeting certain criteria, and SMBC encourages its customers to implement assessment surveys of such risk. Regarding its own premises, SMBC conducts surveys of asbestos risk and takes appropriate removal measures.

● **Adoption of the "Equator Principles"**

SMBC has adopted the Equator Principles which are a set of guidelines for financial institutions to conduct assessment and management of social and environmental impacts related to financing of large-scale development projects. The Environment Analysis Department (EAD) has established its own internal procedures for social and environmental risk assessment in accordance with the Equator Principles, and EAD keeps updating its risk assessment operation.

■ Flow Chart of SMBC's Social and Environmental Risk Assessment


Customers
Project Information
Covenants Compliance
Environmental Monitoring
Lending Branches
Screening
Environmental Review
Environmental Monitoring
Environment Analysis Department
Social and Environmental
Risk Assessment
Credit Departments

Promoting Environmental Businesses

The Group considers providing assistance to companies engaged in environmental business as an effective way to provide assistance to society and the international community through its business activities.

SMBC, in particular, formed the Eco-Biz Promotion Council in fiscal 2005 to discuss periodically the development of sophisticated and efficient products and services that contribute to environmental maintenance and improvement.

<Outline of SMFG's Environmental Businesses>

Financial intermediary functions	Information-dissemination functions
● Nurturing, supporting, and creating environmental businesses ● Supporting carbon credits business, etc.	● Publishing SAFE, an environmental information magazine ● Holding of environmental seminars ● Making suggestions for policies, etc.

Nurturing and Supporting Environmental Businesses

● SMBC Eco-Loans

SMBC began to offer loan products with preferential interest rates to companies that have obtained various types of environmental certifications in February 2007 with the aim of encouraging small and medium-sized enterprises (SMEs) to engage in more environmentally friendly activities.

> Features of Eco-Loans: To enhance the convenience of these loans for SMEs, we have expanded the list of environmental certifications beyond ISO 14001 to include a total of more than 20 NPOs and local government entities in Japan that have their own environmental certifications.
>
> Outstanding balance: As of March 31, 2008, 475 Eco-Loans had been made in the total amount of ¥30 billion.



● Global ECOBIZ Assist

Begun by SMBC in March 2008, this program offers preferential interest rates and fees to support the trade activities and entry into overseas markets of SMEs that manufacture and develop environmental equipment activities.

> Objectives of ECOBIZ Assist: This program is intended to provide assistance in the globalization of Japanese SMEs that have superior environmental technologies and disseminate information about Japan's environmental technology to the rest of the world.
>
> Eligibility: SMEs that are engaged in manufacturing and developing environmental equipment in the fields of water, waste materials, new energy, the atmosphere, energy conservation, and other areas (soil pollution remediation, greening, recovery of natural areas, etc.)

● Environmental Advisory Business

In the environmental field, Group company JRI is emphasizing the provision of outsourcing services for the operation, maintenance, and management of environmental facilities as well as environmental advisory services.

● eco japan cup

Since fiscal 2006, SMBC and Japan's Ministry of the Environment have jointly sponsored the "eco japan cup," which is a contest for selecting the best environment business plans and ideas. This contest has the aim of promoting the development of a recycling-oriented economy and society that are symbiotic with the natural environment.

One of the ideas behind this contest is to nurture venture companies in the environmental field and support the development of environmental technologies. Separately from the eco japan cup contest, SMBC works with universities in Japan to select those venture companies that have potential to commercialize their technologies. SMBC gives assistance to them jointly with the universities and thereby provides support for their R&D activities.


eco japan cup 2008

● THE 5TH ECO-PRODUCTS INTERNATIONAL FAIR

THE 5TH ECO-PRODUCTS INTERNATIONAL FAIR is a comprehensive event that showcases a wide range of products and services that are environmentally friendly. The fair planned for March 2009 will be the fifth annual event in this series. The fair held in March 2008 was presented in Hanoi, Vietnam, and participants included 91 companies and organizations from nine countries, including Japan.

The press conference held on June 10, 2008, in the Philippines to announce THE 5TH ECO-PRODUCTS INTERNATIONAL FAIR was attended by key members of the planning committee for the fair, including Teisuke Kitayama, chairman of SMBC, Shigeo Takenaka, Secretary-General of the Asian Productivity Organization (APO), and the chair of the advisory committee for the fair Amelita Ramos, wife of a former president of the Philippines.



● Environmental Business Networking Event

Beginning in 2006, responding to the need to expand distribution channels to potential customers of companies supplying environmental products and services, SMBC and SMBC Consulting jointly have held Environmental Business Networking Events. About 500 companies have attended, and about 600 business discussions have been held at these events.



Carbon Credits Related Business Activities

The Group has engaged in business activities related to carbon credits, including introductions of available carbon credits to potential buyers since 2005.

● Small-Lot Carbon Credits Purchase Service

Beginning in June 2007, SMBC began to offer a service for purchase of small-lot carbon credits (joint purchase by several companies is acceptable) making use of money trust scheme. Further, to enhance the buyer's CSR activities, the buyer can choose whether to receive or donate the deposit interest earned on the trust assets between the period of the start of the money trust and the settlement of carbon credit purchase.



Joint purchasing company A
Trustor and beneficiary
Money trust (€)
Beneficiary rights
Joint purchasing company B
Trustor and beneficiary
Money trust (€)
Beneficiary rights
SMBC
(trust)
Trustee
Buyer of ERPA
Emission Reductions Purchase Agreement (ERPA)
Overseas corporations, etc.
Developer of the emission reductions project
Seller of the ERPA
Environmental preservation organizations
Donations
Ministry of the Environment, Ministry of Economy, Trade and Industry (Account for custody of carbon credits)
The CDM* Executive Board (Account for custody of carbon credits)

* Clean Development Mechanism

● Carbon Offsetting through Housing Loans

Beginning in April 2008, SMBC began a campaign to provide support for carbon offsetting to prevent global warming through housing loans made to individual customers. Under this program, home buyers purchase environmentally friendly houses with loans provided by SMBC, and, for customers who agree to take steps to reduce greenhouse gases, SMBC purchases carbon credits equivalent to one ton of greenhouse gases per household. These credits are then transferred to the Japanese government, thus making possible carbon offsetting through the joint efforts of customers and the bank.



● "Fight Global Warming" Campaign for Marketing Japanese Government Bonds for Individual Investors

Starting in June 2008, SMBC has conducted its "Fight Global Warming" campaign for marketing Japanese government bonds (JGB) for individual investors. Under this campaign, which is designed to contribute to greenhouse gas (GHG) emission reduction as part of its efforts to fight global warming, for every individual investor who purchases Japanese government bonds worth one million yen or more, SMBC will buy carbon credits worth 500 kilograms of carbon dioxide (CO_2). Two thousand tons of carbon credits SMBC purchases under the campaign will be transferred to the Japanese government for free to help the nation reach its target under the Kyoto protocol.

● Carbon Neutral Leases

Sumitomo Mitsui Finance and Leasing has been contributing to the environment by offering lease financing for energy-conserving machinery and equipment in collaboration with ESCO enterprises. In August 2007, it introduced carbon neutral leases. This is a new service that renders the greenhouse gases released by leased assets neutral through the allocation of carbon credits to these assets. As a result of the implementation of this service, we are in a much better position to support the activities of companies that want to take the initiative in conducting environmentally friendly business activities.



Sumitomo Mitsui Finance and Leasing
Allocation of carbon credits to leased assets
(3) Lease contract
(4) Now positioned to make appeal as an environmentally friendly company
Contribution to the environment
GHG emission reduction
CSR report

Information Provision and Dissemination

● Publication of Environmental Magazine *SAFE*

SMFG has published this magazine on a bimonthly basis to provide information on the environment to its customers and other parties since 1996. Content includes interviews with the top management of companies that conduct sophisticated environmental activities and information on environmental regulatory trends. In addition, a related "Environmental Seminar" is held each year to provide additional information on the environment.



http://www.smfg.co.jp/responsibility/csrinfo/safe.html

● Signatory to the Carbon Disclosure Project (CDP)

SMFG is a signatory to the Carbon Disclosure Project (CDP). Today, institutional investors and financial institutions with an interest in climate change around the globe are requiring information disclosure related to the stance of companies and others as well as their initiatives related to environmental issues. The CDP aims to gather this information and make the results available.

Social Contribution Activities

Fundamental approach to social contribution activities

SMFG and its Group companies, due to the public service nature of the financial services industry, recognize the importance of using business operations to contribute to the development of society. In addition to this contribution to society through day-to-day business operations, we must also act as a responsible corporate citizen by engaging in activities that help lay the foundations for a better society in the future. In the spirit of corporate citizenship, SMFG and its Group companies will fulfill their social obligations through a broad range of activities.

Policy on social contribution activities

SMFG and its Group companies understand their role as responsible corporate citizens, and undertake activities that contribute to the realization of a prosperous and sustainable society. We maintain an extensive social contribution program by planning and executing social contribution activities at the corporate level, as well as encouraging employees to volunteer for worthwhile activities.

The central elements of our social contribution activities

SMFG and its Group companies position the following four sectors as the core fields for social contributions:
1) social welfare; 2) local and international communities; 3) environment; and 4) culture, art and education.

Activities Contributing to Social Welfare

Group companies undertake a wide range of social welfare activities that contribute to creating a more-affluent society.

● Collection and Donation of Voided Postcards, Unused Prepaid Telephone Cards, and Used Postage Stamps

SMFG collects voided postcards from Group employees, exchanges them for new postal stamps, and donates the stamps to volunteer organizations to help them cover their postal costs. In addition to these SMFG activities, SMBC collects unused prepaid telephone cards, Sumitomo Mitsui Card collects used postage stamps and prepaid cards from employees, and both Group companies donate them to volunteer organizations. Similarly, SMBC Friend Securities also collects used postage stamps for donation to volunteer groups.

● Sign-Language Courses

To assist employees in communicating with and providing high level services to aurally challenged customers, SMBC has offered sign-language courses to its employees each year since 1997. This is one of the many ways that SMBC makes social contributions through its business activities. In fiscal 2007, about 60 SMBC employees enrolled in the course, which was conducted in 10 sessions. Also, in 2005, the bank began to hold annual lectures to provide opportunities for aurally challenged guest speakers, assisted by interpreters, to share their impressions of daily life using sign language. This event was held for the fourth consecutive year in April 2008 and was attended by about 1,200 employees.



● Providing Opportunities to Experience Volunteer Activities

SMBC provides opportunities for its staff and their families to experience volunteer activities. During fiscal 2007, SMBC held a number of these events, including three entitled: "Learning about Offering Support to Physically Challenged Persons through Demonstrations of Service Dogs Assisting Persons with Sight, Hearing, and Other Disabilities," "International Cooperation Seminar for Learning about the Life of Children in Developing Countries and Sorting Foreign Coins Received at the Bank Branches and Other Offices," and "Seminar on First-Aid Methods, Including the Use of Arm Slings and Automated External Defibrillators (AEDs), to Assist Persons Injured as a Result of Disasters or Suffering from Emergency Medical Problems." In addition, SMBC provides employees with information on various volunteer activities and encourages their participation in such events.





● Donations to Organizations Assisting Senior Citizens

SMBC Friend Securities has launched an investment trust that invests in companies that respond to the needs of Japan's senior citizens, and, in March 2008, donated a portion of the income from the marketing of this trust to organizations that help seniors to lead healthy and fulfilling lives.

Contribution Activities for Local and Overseas Communities

We undertake a variety of activities that contribute to the development of local communities in Japan, and international communities overseas.

● SMBC Volunteer Fund

The SMBC Volunteer Fund makes contributions to volunteer organizations, including those described below. Funds are raised from SMBC employees who volunteer to have ¥100 deducted from their salaries each month. As of June 2008, about 10,000 employees were participating in the program.

Major Donations by the Fund in Fiscal 2007:



- Donations to economically disadvantaged areas of Cambodia to repair and expand older school facilities and to build a work training facility for female students
- Payment of costs for publishing picture books and hosting training seminars on reading for teachers in Cambodia
- Donations for setting up school libraries in Laos and operating culture centers there for art education
- Scholarships for primary school students in Laos and for members of minority groups in that country to attend teacher training schools as well as funding for a health care and hygiene project in Laos
- Scholarships for girls in rural areas of China
- Payments for medical treatment of persons in Afghanistan who have been injured as a result of conflicts or by land mines
- Donations for the distribution of textbooks to health and educational facilities as well as the provision of technical guidance in Nepal as part of projects related to the improvement in nutritional conditions and education in that country
- Assistance to a project in Myanmar for improving the living environment for women through training in health and hygiene, activities to increase the literacy rate, teaching sewing skills, and other areas
- Donations to programs in Bangladesh to assist extremely economically disadvantaged women in raising their incomes
- Support for a water hygiene improvement project at primary schools in Sudan in Africa
- Donations to a primary school lunch project in Burkina Faso in Africa
- Assistance for surgical expenses and scholarships for primary, middle, and high school students in Indonesia as well as funding for a project to assist newborn babies
- Support for trips and other activities for families who have young children with terminal illnesses and want to enrich their memories of their children during their remaining time together
- Donations to an international exchange program for children between the ages of 12 and 13
- Sponsorship of a workshop at a primary school for a puppet play company composed of speech- and aurally-challenged persons
- Sharing a portion of the expenses related to the establishment of Japan's first school for training in Japanese sign language

In addition, the fund also made contributions for emergency disaster relief, including the following:

- Donations were made in fiscal 2007 to provide relief after the following disasters: The Noto Peninsula earthquake in Japan, the earthquake and tsunami in the Solomon Islands, the Niigata-Chuetsu offshore earthquake, floods in Kumamoto Prefecture in Japan, a major earthquake in Peru, forest fires in Southern California, and a cyclone in Bangladesh.
- Donations were provided in May 2008 to offer assistance for damage following the cyclone in Myanmar, and the major earthquake in China's Sichuan Province. Also, in June 2008, assistance was provided following the Iwate-Miyagi inland earthquake.

● Opening of accounts for donations to disaster victims

When major natural disasters occur, either in Japan or overseas, SMBC will open special accounts to collect donations for relief and allows anyone wishing to make donations to the account without fund transfer charges. SMBC also solicits donations for such causes from its employees and those of Group company Japan Research Institute (JRI). During fiscal 2007, donations were made from these special accounts to offer relief following the Noto Peninsula earthquake in Japan, the earthquake and tsunami in the Solomon Islands, the Niigata-Chuetsu offshore earthquake, floods in Kumamoto Prefecture in Japan, the major earthquake in Peru, and the cyclone in Bangladesh. Donations were also made available in May 2008 to provide assistance for damage following the cyclone in Myanmar, and the major earthquake in China's Sichuan Province, and, in June 2008, for assistance following the Iwate-Miyagi inland earthquake.

● Activities of YUI, SMBC's Volunteer Organization

SMBC also provides active support for YUI, an in-house volunteer organization that provides the opportunity for SMBC employees to plan and carry out welfare activities. YUI activities conducted on a continuing basis include social events held for persons living in homes for the speech-challenged, holding of charity bazaars for selling items collected from employees, and events to provide opportunities for senior citizens to sing their favorite songs. In fiscal 2007, other activities included sending picture books collected by YUI volunteers to children in Laos, with translations of the captions and explanations pasted into the books, and holding of charity bazaars for the sale of handicraft goods.





● **SMBC Program for Contributing to Local Communities**



Beginning in fiscal 2007, SMBC has begun to promote activities that are planned by its branches and other offices in Japan to contribute to local communities. Thus far, these activities have included cleanup activities for areas in the vicinity of SMBC branches and the outdoors, the planting of trees and flowers around branches, sign-language study classes, and exhibitions of children's art from around the world in the lobbies of SMBC branches.

● **Support for UNICEF**

* SMBC is a member corporation of the steering committee of UNICEF Coin Aid and cooperates in the organization's fund-raising activities. To this end, SMBC places coin collection boxes in its branches and offices in Japan and calls for donations from the general public. The coins collected are sorted by currency with the cooperation of SMBC Green Service Co., Ltd., a Group company, before being delivered to the Japan Committee for UNICEF. In fiscal 2007, about 510,000 foreign coins (approximately 2.3 tons) and 40,000 foreign currency bills were collected at SMBC branches, airports in Japan, and other locations. Donations collected also included about ¥6 million in Japanese coins and bills. Since these activities began in 1992, the total amount of donations has run up to ¥780 million.

SMBC also cooperates with the Japan Committee for UNICEF by implementing the UNICEF Donation Account program. This program enables customers to donate their interest earnings after tax to UNICEF and SMBC provides a matching donation.


unicef

SMBC collects donations of foreign coins and bills for UNICEF at its branches.



The coins and bills collected are sorted by currency and then delivered to UNICEF.

* Sumitomo Mitsui Card and VJA group companies collects donations from VISA cardholders every year through its World Present point service for member companies of the VISA Japan Association. These donations are then given to the Japan Committee for UNICEF. Since the start of the program in 1992, total donations have exceeded ¥200 million. Beginning in April 2007, we have also commenced donations to the Japanese National Commission for UNESCO and the World Wildlife Fund Japan (WWF-Japan). Sumitomo Mitsui Card also issues cards that automatically make donations to specific charities, such as the UNICEF VISA Card and the Red Feather VISA Card (offered in cooperation with the Central Community Chest of Japan). To contribute further to a better society, Sumitomo Mitsui Card also makes its own donations to the working funds of all these organizations from its card business revenues.

● **Establishment of Scholarships and Lecture Sponsorships for Chinese Universities**

Beginning in fiscal 2008, SMBC has established a scholarship program for several universities in China, including Soochow University and Shanghai International Studies University. Along with this program, SMBC has also begun to provide endowed courses in Chinese universities.

● **SMBC GLOBAL FOUNDATION**

One of the principal activities of the SMBC Global Foundation is providing scholarships to university students in Asian countries, and, since 1994, it has offered educational support to more than 5,000 students in five countries. In 2006, the foundation added Malaysia and Vietnam to the list of countries receiving its support. The foundation is also active in the United States and Canada, where it mainly provides support for educational and cultural activities. The foundation's programs are an important part of SMBC's activities for contributing to international society.

● **SMBC Foundation for International Cooperation**

Established in 1990, the SMBC Foundation aims to assist in nurturing the human resources necessary to achieve sustainable growth in developing economies as well as promote international exchange activities. Through fiscal 2007, the foundation has provided financial support for 44 students from Asian countries to enable them to attend universities in Japan. The foundation also offers subsidies to research institutes and researchers undertaking projects related to developing countries.

Environmental Activities

We also sponsor activities that contribute to the preservation of the natural environment.

● **SMBC's Environmental Program NPO C.C.C Furano Field**

SMBC also provides support to an environmental project implemented by screenwriter Sou Kuramoto in the Furano area of Hokkaido. Activities under this project include enlisting the assistance of volunteers in planting seedlings in golf courses that have gone out of business with the goal of restoring these former forest areas to their once pristine condition. This project also sponsors environmental education activities that enable persons to experience nature with their five senses. SMBC and its employees with an interest in this project and their families participate in and help conduct tours in the area to experience and enable others to experience nature firsthand.





● **Neighborhood Cleanup Programs**



• SMFG sets aside one day a year as "SMFG Cleanup Day," and its employees participate in cleanup events in the Kugenuma and Suma coastal areas. During fiscal 2007, 117 employees of Group companies participated in these events.

• At SMBC, interested employees have helped to clean up riverside areas since April 2004, and, in April 2008, about 260 participants cleaned up the Koshien Beach area in Hyogo Prefecture.

• At Sumitomo Mitsui Finance and Leasing, employees of Osaka Head Office are contributing to the beautification of the community through their continuing participation on a voluntary basis in a regular early-morning neighborhood cleanup conducted along Midosuji Street, a major thoroughfare.

• Employees of JRI and JRI Solutions respond to calls from local communities and participate in cleanup activities, mainly in the vicinity of their Tokyo and Osaka headquarters.

● **Contributions to Private Nature Conservation Groups**

JRI undertakes research for the Eco Fund, an investment trust that targets environmentally responsible companies, to assist this fund in making selections of companies appropriate for investment. JRI then donates part of the fees received for this research to private-sector nature conservation groups.

Contributing to Cultural, Artistic, and Education Activities

We also sponsor cultural, artistic and educational events.

● **Sponsoring of Charity Concert Entitled "A Toy Box of Favorite Works"**

Since fiscal 2006, SMBC has sponsored a charity concert to provide support for the world's children who have been injured by wars, natural disasters, and other disasters. SMBC's employee music societies perform a range of musical pieces that appeal to everyone from children to adults. Donations are collected from the audience at the concerts, and artwork submitted by children around the world is displayed in the concert hall lobby. In addition, a charity bazaar is held featuring items for sale that have been handcrafted by SMBC employees. This event was held for the third time in April 2008, and, as in the previous year, it was presented in the Casals Hall in Nihon University with a large number in attendance.



● **Children's Illustration Contest**



Since fiscal 2007, SMBC has sponsored an illustration contest for primarily schoolchildren on the theme "The Kind of Work I Would Like to Do." About 3,000 illustrations were submitted for the first year's contest. We prepared an original bank passbook featuring the works of winners in the contest. In addition, the winning works were placed on display in SMBC's branches nationwide.

● **Financial and Economic Education**



SMBC engages in a range of educational activities to promote the understanding of finance and economics. For example, the bank supported to issue a book entitled "What Does Bank Do?" and provides a section on its web site called "Exciting Exploration of Banking Activities." SMBC is also a sponsor of the Kidzania Tokyo job-experience theme park for children and offers bank tours for primary school students during summer vacation entitled "Summer Vacation Fun! Let's Explore Banking Activities!" Among other educational activities, SMBC also supports the "Finance Park," an educational program on economics for junior high and high school students in Tokyo's Shinagawa Ward, holds finance and economics seminars at universities, and conducts other similar programs.

● **Student Internship Program**

JRI instituted its internship program in 1999, in recognition of the growing importance placed on giving students the opportunity to spend time in different workplaces prior to their graduation to gain a better understanding of work activities. Since fiscal 2006, the program has been sponsored jointly with JRI Solutions, and, in fiscal 2007, about 80 university students were accepted. The interns were assigned to IT systems, consulting, think tank, and many other workplaces, allowing them the opportunity to experience a wide range of work experience.

SMFG and the Group companies strive to create a workplace for their human resources where each and every employee can take pride in and be highly motivated about his or her work. In the following pages, we would like to introduce some of SMBC's initiatives in the human resources area.

Four Goals of SMBC's Human Resource Management

The primary goal of SMBC is to develop together with its four primary stakeholder groups: its customers, shareholders and market, society and environment, and employees. To achieve this goal, SMBC has established four objectives for its human resource management system.

- To promote the creation of an even more powerful business culture and practices that will enable SMBC to compete in global markets
- Develop staff with specialized professional skills who can provide customers with value-added services
- Motivate employees even more strongly by respecting their individuality and encouraging them to seek personal fulfillment
- Foster a corporate culture that encourages a forward-looking and creative attitude

Creating a Corporate Culture that Derives Strength from Diversity

● Employing a Diversity of Human Resources

SMBC is implementing initiatives to create a workplace where gender, nationality, and other superficial characteristics are not an issue and where a diversity of personnel can make active contributions. The ratio of women newly hired for the year beginning in April 2008 for generalist and consumer services positions exceeded 40%, and the number of women holding managerial positions has increased substantially. In April 2007, we appointed two non-Japanese officers as executive directors to strengthen our investment banking services in Europe and the Americas, and, in Japan, we are also actively hiring individuals of foreign nationality.

In fiscal 2008, the current fiscal year, we will establish a Diversity and Inclusion Department within our Human Resources Dept. and implement other initiatives for creating a corporate culture that derives strengthen from diversity.

● Employing Physically Challenged Persons

We have established a special corporation, SMBC Green Service Co., Ltd., that promotes the employment of persons with disabilities. We make arrangements for many physically challenged persons and representatives from other companies with an interest in employing persons with disabilities to visit SMBC and participate in practical training. As a result, we have received awards from many sources for our significant contributions to the employment of the physically challenged. In addition, we encourage our personnel to participate actively in skill competitions for the disabled that are sponsored by city and local governments in Japan. In the past, we have sent a number of our physically challenged employees to participate in the National Skill Competition for the Disabled (known as the "Abilinpic"). Please note that, as of March 2008, 2.05% of our employees had physical disabilities, which is well above the 1.8% required under relevant legal provisions.

● Providing Support for a Good Work-Life Balance

In fiscal 2007, SMBC established its Child-Care Subsidy Fund, which reimburses employees for up to ¥50,000 for monthly after-school child-care and babysitting expenses. In addition, we have created a new system for the reimbursement of transportation expenses for going to and from care centers and other child facilities. Also, in June 2008, we increased the number of days that employees can take off for taking care of a sick family member, and also lengthened the periods for shorter working hours, time off for taking care of a sick child, and the provision of a child-care subsidy to the third year of primary school. We are listening to the needs of our employees and working to create more enhanced systems to achieve a good balance between work and household requirements. For example, to date, more than 20 male employees have made use of our system for allowing husbands to take short periods of about two weeks off to assist with child rearing. In addition, our monthly lectures to provide support for employees planning to return to work after time off for child rearing have entered their third year, and more than 450 persons have attended these sessions. Also, to promote communication between employees and their families, we sponsor our SMBC Children's Visitation Program, which allows children to visit their mothers or fathers at work. These visits also provide an opportunity for educating family members about the work of SMBC and about finance and economics.

<Systems for a More Flexible Work Environment>

- Work relocations
  To enable employees with job categories that do not normally provide for relocation transfers to request reassignments to other locations due to marriage, relocation of one's spouse, or other reasons.
- Leave for taking care of sick children
  Employees may take leaves to care for sick children who are in their third year of primary school or younger. (Leaves are up to 5 days a year for one child and 10 days a year for two or more children.)
- Half-day vacation time
  Employees can use their annual allotment of vacation days in half-day increments, to give them the flexibility to attend school events and take care of other personal matters.
- System for rehiring former employees
  Employees who have resigned due to marriage, childbirth, child rearing, or caring for a parent can apply to be rehired within five years of their resignations.
- Parental leave
  Employees are allowed to take parental leave until the child is 24 months old.
- Shorter working hours
  For employees with children in school up to the end of the third year of primary school, SMBC has two types of systems that employees may choose from to give them time to drop off children at a daycare center and pick them up at the end of the day. One system enables them to shorten their working day, and the other makes it possible to designate one day each week as a day off.
- Leave for caring for senior or disabled family members
  Employees may take leaves of absence to take care of a disabled or elderly family member.

<Systems to Provide Financial Support for Child Rearing>

- Child-care subsidies
  For employees with children up to the end of the third year of primary school, SMBC offers subsidies up to a monthly limit of ¥50,000 to pay for after-school care and babysitting.
- Subsidies for transportation to and from child-care centers
  To help pay for transportation costs to and from child-care centers and other such transportation expenses, SMBC offers a system that pays the cost of having parents take a detour to the care center, etc., from their regular commuting route.
- Child-care support system
  To lighten the economic burden of child rearing for employees, we provide child-care center and babysitting services through an employee benefit services outsourcing company at a discount.



A session of SMBC Children's Visitation Program

Training Staff with Specialized Professional Skills

● Training for Younger Employees

To provide a high level of motivation for growth and development among younger personnel, SMBC has instituted its Rising Rookie Program and the SMBC Retail Banking College. Instruction in business knowledge and skills, which formerly was conducted over several years, has now been concentrated into a period of six months and is conducted efficiently by combining on-the-job training and classroom courses. In addition, we have built new training facilities in Nagoya, Tokyo, and Osaka to meet the growing need for training courses.

● Training at Overseas Offices

We are also devoting resources to the training of international staff. In fiscal 2007, we newly formed the Asia Pacific Training Department within our Planning Dept., International Banking Unit, and established a training room in Singapore. For employees in the Asian and Oceanian regions, we conduct various types of training programs, focused on business training and development of capabilities and skills. Through these activities we are taking the initiative in developing our human resources on a global scale.



Local staff participating in a training session in Singapore

Personnel Systems

● Expanding In-House Recruitment Systems

To raise the level of specialized knowledge as financial professionals among all employees, it is indispensable to provide systems for employees to gain a grasp of their aptitudes and skills and make their own decisions on the fields where they will show and take full advantage of their capabilities. One of the systems that SMBC has created to support employees in designing their own careers on their own initiative is the in-house recruitment system, which has three entry points: namely, the training entry point, the job entry point, and the post-entry point.

In the case of the job entry point, SMBC holds its SMBC Job Forum, which is an in-house seminar where 50 or more departments introduce their work and appeal to other employees to join them. This forum not only increases interest in the in-house recruitment system but also improves understanding among staff about a wide range of jobs within the bank, thus providing employees with the opportunity to think about their career design. In fiscal 2007, a total of more than 1,000 young to mid-career employees, in eastern and western Japan together, attended these seminars.



Employees attending the SMBC Job Forum to learn about in-house job opportunities

● Establishing a New Business Career Path

Beginning in fiscal 2008, we will realign our existing support staff career track by establishing the Business Career Path, which will expand the range of work activities and raise interest among employees in different career opportunities. Among job types, we will introduce a "corporate course" and an "operation course" among work and career paths. We will also create managerial levels and, valuing the lifestyles and career views of motivated employees, open up fields where they can make even greater contributions. In addition, from among temporary and contract employees working at our branches, we will hire about 2,000 of these staff as regular employees to go on the Business Career Path.

Heightening Awareness of Individual Rights

At SMBC, we have included in our principles of action the concepts that "we will respect the individual human dignity of our customers and employees" and "we will not permit discrimination of any kind." We are implementing the following initiatives to heighten the awareness of all employees regarding individual rights.

- Conducting training meetings for manager level staff (once a year), and personnel newly appointed to management positions and staff who have recently joined the bank
- Holding study meetings to discuss individual rights issues, with manager level personnel leading these sessions (twice a year)
- Soliciting slogans promoting individual rights from management and staff (once a year)

Also, in fiscal 2007, SMBC began to participate in the United Nations Global Compact, thereby agreeing to embrace, support and enact 10 principles in the areas of human rights, labor standards, the environment, and anti-corruption.

- **SMBC Among the Best 25 Companies in Japan as "A Great Place to Work"**
  In January 2008, SMBC was selected as one of the best companies in Japan as a place to work in the survey conducted by Great Place to Work® Institute Japan.
  * Great Place to Work® Institute, Inc., a U.S. company, is a survey organization that supplies data for the annual list of the "100 Best Places to Work®" published by Fortune magazine. The survey has two major components, a survey of the internal systems and corporate culture of respondent companies and a questionnaire survey of the employees of these companies. The results of the survey of employees receive a weighting of two-thirds in determining the final results.

- **SMBC Receives Award for Promotion of Gender Equality and Work-Home Compatibility from Japan's Ministry of Health, Labour and Welfare.**
  SMBC received an award for excellence in the gender equality promotion section of the award given by the Tokyo Labor Department as part of the fiscal 2007 corporate awards for gender equality and work-home compatibility sponsored by the Ministry of Health, Labour and Welfare. We received this award as "a company taking active initiatives to draw fully on the abilities of female employees." SMBC was c ted for having "a wide range of departments that promote the employment of women" and "having support systems for attaining a balance between work and home responsibilities.

Staff Profile

March 31	2006	2007	2008
Number of employees*	20,322	19,723	20,273
Male	13,955	13,424	13,457
Female	6,367	6,299	6,816
Average age	39.0	39.0	38.7
Male	41.3	41.2	40.10
Female	34.0	34.5	34.2
Average years of service	16.9	16.8	15.11
Male	18.4	18.2	17.5
Female	13.4	13.7	12.11
Ratio of employees with disabilities (% of total)**	1.99%	2.03%	2.05%

* The number of full-time employees, including employees temporarily dispatched to other companies and organizations. The following have all been excluded from this total: executive officers, employees on short-term contracts, part-time employees, temporary staff employees, and local staff at overseas branches.

** As of March 1 of the respective years

April 1	2004	2005	2006	2007	2008
Number of newly employed female graduates***	143	208	252	380	518
Ratio of newly employed females to total new employees	36.2	38.1	36.3	40.0	41.3

*** Includes key employees, which includes generalist staff and consumer service staff. General office employees are excluded.

Fiscal	2004	2005	2006	2007	2008
Number of women in managerial positions****	167	193	235	280	354
Number taking leave for child rearing	61	70	89	126	163
Men taking such leaves	—	—	—	6	22
Number of career hires	7	88	181	156	500

**** As of the end of the fiscal year

Financial Section and Corporate Data

Financial Section

SMFG

SMBC

SMFG

SMBC

Corporate Data

Consolidated Balance Sheets

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars (Note 1) 2008
Assets			
Cash and due from banks (Note 10)	¥ 2,736,752	¥ 1,927,024	$ 27,316
Deposits with banks (Notes 10 and 31)	2,280,573	2,109,831	22,762
Call loans and bills bought	595,802	1,107,078	5,947
Receivables under resale agreements	357,075	76,551	3,564
Receivables under securities borrowing transactions	1,940,170	2,276,894	19,365
Commercial paper and other debt purchased (Notes 10 and 31)	1,153,070	963,916	11,509
Trading assets (Notes 3, 10 and 31)	4,123,611	3,277,885	41,158
Money held in trust (Note 31)	7,329	2,924	73
Securities (Notes 4, 10 and 31)	23,517,501	20,537,500	234,729
Loans and bills discounted (Notes 5 and 10)	62,144,874	58,689,322	620,270
Foreign exchanges	893,567	881,436	8,919
Other assets (Notes 6 and 10)	4,951,587	3,349,949	49,422
Tangible fixed assets (Notes 7 and 17)	820,411	817,567	8,188
Intangible fixed assets (Note 8)	332,525	234,896	3,319
Lease assets (Note 9)	1,425,097	1,001,346	14,224
Deferred tax assets (Note 26)	985,528	887,224	9,837
Customers' liabilities for acceptances and guarantees	4,585,141	3,606,050	45,764
Reserve for possible loan losses	(894,702)	(889,093)	(8,930)
Total assets	¥111,955,918	¥100,858,309	$1,117,436

(Continued)

March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars (Note 1) 2008
Liabilities and net assets			
Liabilities			
Deposits (Notes 10 and 11)	**¥ 75,768,773**	¥ 74,745,441	**$ 756,251**
Call money and bills sold (Note 10)	**2,638,142**	2,286,698	**26,331**
Payables under repurchase agreements (Note 10)	**1,832,467**	140,654	**18,290**
Payables under securities lending transactions (Note 10)	**5,732,042**	1,516,342	**57,212**
Trading liabilities (Notes 10 and 12)	**2,671,316**	1,942,973	**26,663**
Borrowed money (Notes 10 and 13)	**4,279,034**	3,214,137	**42,709**
Foreign exchanges	**301,123**	323,890	**3,006**
Short-term bonds (Note 14)	**769,100**	439,600	**7,676**
Bonds (Note 14)	**3,969,308**	4,093,525	**39,618**
Due to trust account	**80,796**	65,062	**806**
Other liabilities (Notes 10 and 15)	**3,916,427**	2,981,714	**39,090**
Reserve for employee bonuses	**29,267**	27,513	**292**
Reserve for executive bonuses	**1,171**	—	**12**
Reserve for employee retirement benefits (Note 29)	**38,701**	34,424	**386**
Reserve for executive retirement benefits	**7,998**	7,371	**80**
Reserve for reimbursement of deposits	**10,417**	—	**104**
Reserve under special laws (Note 16)	**1,118**	1,137	**11**
Deferred tax liabilities (Note 26)	**52,046**	50,953	**519**
Deferred tax liabilities for land revaluation (Note 17)	**47,446**	49,536	**474**
Acceptances and guarantees (Note 10)	**4,585,141**	3,606,050	**45,764**
Total liabilities	**106,731,842**	95,527,029	**1,065,294**
Net assets (Note 27)			
Capital stock (Note 19)	**1,420,877**	1,420,877	**14,182**
Capital surplus	**57,826**	57,773	**577**
Retained earnings	**1,740,610**	1,386,436	**17,373**
Treasury stock (Note 27)	**(123,989)**	(123,454)	**(1,237)**
Total stockholders' equity	**3,095,324**	2,741,632	**30,895**
Net unrealized gains on other securities (Note 31)	**550,648**	1,262,135	**5,496**
Net deferred losses on hedges	**(75,233)**	(87,729)	**(751)**
Land revaluation excess (Note 17)	**34,910**	37,605	**349**
Foreign currency translation adjustments	**(27,323)**	(30,656)	**(273)**
Total valuation and translation adjustments	**483,002**	1,181,353	**4,821**
Stock acquisition rights (Note 33)	**43**	14	**0**
Minority interests (Note 18)	**1,645,705**	1,408,279	**16,426**
Total net assets	**5,224,076**	5,331,279	**52,142**
Total liabilities and net assets	**¥111,955,918**	¥100,858,309	**$1,117,436**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Year ended March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars (Note 1) 2008
Income			
Interest income:			
Interest on loans and discounts	**¥1,583,837**	¥1,404,060	**$15,808**
Interest and dividends on securities	**333,255**	369,770	**3,326**
Interest on receivables under resale agreements	**7,044**	7,098	**70**
Interest on receivables under securities borrowing transactions	**7,032**	4,857	**70**
Interest on deposits with banks	**101,120**	96,763	**1,009**
Other interest income	**113,160**	96,517	**1,130**
Trust fees	**3,752**	3,508	**38**
Fees and commissions (Note 20)	**704,283**	705,998	**7,030**
Trading profits (Note 21)	**469,571**	127,561	**4,687**
Other operating income (Note 22)	**1,212,635**	1,003,632	**12,103**
Other income (Note 24)	**203,346**	128,017	**2,030**
Total income	**4,739,040**	3,947,786	**47,301**
Expenses			
Interest expenses:			
Interest on deposits	**546,794**	500,555	**5,458**
Interest on borrowings and rediscounts	**71,391**	50,984	**713**
Interest on payables under repurchase agreements	**7,404**	18,354	**74**
Interest on payables under securities lending transactions	**45,499**	60,856	**454**
Interest on bonds and short-term bonds	**95,051**	91,223	**949**
Other interest expenses	**168,926**	88,502	**1,686**
Fees and commissions (Note 20)	**92,289**	96,812	**921**
Trading losses (Note 21)	**—**	1,936	**—**
Other operating expenses (Note 23)	**1,392,089**	1,004,370	**13,895**
General and administrative expenses	**978,896**	888,561	**9,770**
Provision for reserve for possible loan losses	**71,278**	23,663	**711**
Other expenses (Note 25)	**340,463**	315,175	**3,398**
Total expenses	**3,810,084**	3,140,996	**38,029**
Income before income taxes and minority interests	**928,955**	806,790	**9,272**
Income taxes (Note 26):			
Current	**103,900**	87,818	**1,037**
Deferred	**282,538**	218,770	**2,820**
Minority interests in net income	**80,980**	58,850	**808**
Net income	**¥ 461,536**	¥ 441,351	**$ 4,607**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Net Assets

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

	Millions of yen												
	Stockholders' equity					Valuation and translation adjustments							
Year ended March 31, 2008	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance at March 31, 2007	¥1,420,877	¥57,773	¥1,386,436	¥(123,454)	¥2,741,632	¥1,262,135	¥(87,729)	¥37,605	¥(30,656)	¥1,181,353	¥14	¥1,408,279	¥5,331,279
Changes in the year													
Cash dividends			(110,215)		(110,215)								(110,215)
Net income			461,536		461,536								461,536
Acquisition of own shares				(901)	(901)								(901)
Disposal of treasury shares		53		367	420								420
Increase due to increase in subsidiaries			268		268								268
Increase due to decrease in subsidiaries			7		7								7
Decrease due to increase in subsidiaries			(100)		(100)								(100)
Decrease due to decrease in subsidiaries			(3)		(3)								(3)
Transfer from land revaluation excess			2,681		2,681								2,681
Net changes in the items other than stockholders' equity in the year						(711,486)	12,495	(2,694)	3,333	(698,351)	29	237,426	(460,895)
Net changes in the year	—	53	354,173	(534)	353,692	(711,486)	12,495	(2,694)	3,333	(698,351)	29	237,426	(107,203)
Balance at March 31, 2008	¥1,420,877	¥57,826	¥1,740,610	¥(123,989)	¥3,095,324	¥ 550,648	¥(75,233)	¥34,910	¥(27,323)	¥ 483,002	¥43	¥1,645,705	¥5,224,076

	Millions of yen												
	Stockholders' equity					Valuation and translation adjustments							
Year ended March 31, 2007	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance at March 31, 2006	¥1,420,877	¥1,229,225	¥ 992,064	¥ (4,393)	¥3,637,773	¥ 819,927	¥ —	¥38,173	¥(41,475)	¥ 816,625	¥—	¥1,113,025	¥5,567,424
Changes in the year													
Increase due to exchange of shares		221,365			221,365								221,365
Cash dividends			(47,951)		(47,951)								(47,951)
Net income			441,351		441,351								441,351
Acquisition of own shares				(1,519,599)	(1,519,599)								(1,519,599)
Disposal of treasury shares		3,459		4,260	7,720								7,720
Retirement of treasury shares		(1,396,277)		1,396,277	—								—
Increase due to increase in subsidiaries			396		396								396
Increase due to decrease in subsidiaries			22		22								22
Decrease due to increase in subsidiaries			(16)		(16)								(16)
Decrease due to decrease in subsidiaries			(5)		(5)								(5)
Transfer from land revaluation excess			575		575								575
Net changes in the items other than stockholders' equity in the year						442,207	(87,729)	(568)	10,818	364,728	14	295,254	659,996
Net changes in the year	—	(1,171,452)	394,372	(119,061)	(896,141)	442,207	(87,729)	(568)	10,818	364,728	14	295,254	(236,144)
Balance at March 31, 2007	¥1,420,877	¥ 57,773	¥1,386,436	¥(123,454)	¥2,741,632	¥1,262,135	¥(87,729)	¥37,605	¥(30,656)	¥1,181,353	¥14	¥1,408,279	¥5,331,279

	Millions of U.S. dollars (Note 1)												
	Stockholders' equity					Valuation and translation adjustments							
Year ended March 31, 2008	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance at March 31, 2007	$14,182	$577	$13,838	$(1,232)	$27,365	$12,597	$(876)	$376	$(306)	$11,791	$0	$14,056	$53,212
Changes in the year													
Cash dividends			(1,100)		(1,100)								(1,100)
Net income			4,607		4,607								4,607
Acquisition of own shares				(9)	(9)								(9)
Disposal of treasury shares		0		4	4								4
Increase due to increase in subsidiaries			2		2								2
Increase due to decrease in subsidiaries			0		0								0
Decrease due to increase in subsidiaries			(1)		(1)								(1)
Decrease due to decrease in subsidiaries			(0)		(0)								(0)
Transfer from land revaluation excess			27		27								27
Net changes in the items other than stockholders' equity in the year						(7,101)	125	(27)	33	(6,970)	0	2,370	(4,600)
Net changes in the year	—	0	3,535	(5)	3,530	(7,101)	125	(27)	33	(6,970)	0	2,370	(1,070)
Balance at March 31, 2008	$14,182	$577	$17,373	$(1,237)	$30,895	$5,496	$(751)	$349	$(273)	$4,821	$0	$16,426	$52,142

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Year ended March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars (Note 1) 2008
1. Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 928,955	¥ 806,790	$ 9,272
Depreciation of fixed assets	83,346	78,869	832
Depreciation of lease assets	403,775	335,399	4,030
Losses on impairment of fixed assets	5,161	30,548	51
Amortization of goodwill	10,520	4,858	105
Equity in losses of affiliates	41,760	104,170	417
Losses (gains) on sale of subsidiaries' shares and gains on change in equity of subsidiary	106	(5,072)	1
Net change in reserve for possible loan losses	(26,197)	(146,971)	(262)
Net change in reserve for employee bonuses	1,289	2,128	13
Net change in reserve for executive bonuses	1,146	—	11
Net change in reserve for employee retirement benefits	2,178	(2,639)	22
Net change in reserve for executive retirement benefits	295	7,371	3
Net change in reserve for reimbursement of deposits	10,417	—	104
Interest income	(2,145,451)	(1,979,069)	(21,414)
Interest expenses	935,067	810,476	9,333
Net losses on securities	29,146	71,686	291
Net gains from money held in trust	(227)	(0)	(2)
Net exchange losses (gains)	355,913	(103,541)	3,552
Net losses from disposal of fixed assets	1,550	3,067	15
Net gains from disposal of lease assets	(2,436)	(1,364)	(24)
Net change in trading assets	(864,864)	767,067	(8,632)
Net change in trading liabilities	747,776	(969,090)	7,464
Net change in loans and bills discounted	(3,372,601)	(1,376,693)	(33,662)
Net change in deposits	776,786	1,307,266	7,753
Net change in negotiable certificates of deposit	497,697	(136,304)	4,968
Net change in borrowed money (excluding subordinated debt)	333,136	1,141,752	3,325
Net change in deposits with banks	(241,409)	(157,092)	(2,410)
Net change in call loans and bills bought and others	34,765	(612,297)	347
Net change in receivables under securities borrowing transactions	336,724	(320,243)	3,361
Net change in call money and bills sold and others	2,044,633	(5,994,528)	20,408
Net change in commercial paper	—	(10,000)	—
Net change in payables under securities lending transactions	4,215,699	(1,230,782)	42,077
Net change in foreign exchanges (assets)	(14,713)	66,917	(147)
Net change in foreign exchanges (liabilities)	(22,916)	(124,047)	(229)
Net change in short-term bonds (liabilities)	42,500	55,700	424
Issuance and redemption of bonds (excluding subordinated bonds)	(220,801)	(198,091)	(2,204)
Net change in due to trust account	15,733	(253,534)	157
Interest received	2,146,724	1,966,949	21,427
Interest paid	(924,191)	(774,678)	(9,224)
Other, net	(326,054)	197,841	(3,254)
Subtotal	5,840,942	(6,637,179)	58,299
Income taxes paid	(58,353)	(123,561)	(583)
Net cash provided by (used in) operating activities	5,782,588	(6,760,740)	57,716

(Continued)

Year ended March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars (Note 1) 2008
2. Cash flows from investing activities:			
Purchases of securities	(50,073,494)	(35,085,809)	(499,785)
Proceeds from sale of securities	35,014,774	21,544,154	349,484
Proceeds from maturity of securities	10,504,800	18,886,454	104,849
Purchases of money held in trust	(5,378)	—	(54)
Proceeds from sale of money held in trust	796	—	8
Purchases of tangible fixed assets	(71,301)	(193,614)	(712)
Proceeds from sale of tangible fixed assets	16,592	8,474	166
Purchases of intangible fixed assets	(64,918)	(57,506)	(648)
Proceeds from sale of intangible fixed assets	252	6	2
Purchases of lease assets	(457,070)	(383,526)	(4,562)
Proceeds from sale of lease assets	51,141	48,392	510
Proceeds from sale of stocks of subsidiaries	198	3,745	2
Purchases of stocks of subsidiaries	(2,951)	(1,317)	(29)
Net cash provided by (used in) investing activities	(5,086,559)	4,769,454	(50,769)
3. Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	40,000	20,000	399
Repayment of subordinated debt	(76,000)	(83,000)	(759)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	214,000	196,951	2,136
Repayment of subordinated bonds and bonds with stock acquisition rights	(47,000)	(181,283)	(469)
Dividends paid	(110,099)	(47,926)	(1,099)
Proceeds from minority stockholders	141,500	360,362	1,412
Dividends paid to minority stockholders	(60,239)	(46,724)	(601)
Purchases of treasury stock	(901)	(1,474,644)	(9)
Proceeds from sale of treasury stock	853	11,320	9
Net cash provided by (used in) financing activities	102,112	(1,244,945)	1,019
4. Effect of exchange rate changes on cash and due from banks	(8,465)	3,434	(84)
5. Net change in cash and due from banks	789,676	(3,232,797)	7,882
6. Cash and due from banks at beginning of year	1,927,024	5,159,822	19,234
7. Change in cash and due from banks due to merger of consolidated subsidiaries	1,183	—	12
8. Change in cash and due from banks due to newly consolidated subsidiaries	18,870	0	188
9. Change in cash and due from banks due to exclusion of consolidated subsidiaries	(3)	—	(0)
10. Cash and due from banks at end of year	¥ 2,736,752	¥ 1,927,024	$ 27,316

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Years ended March 31, 2008 and 2007

1. Basis of Presentation

Sumitomo Mitsui Financial Group, Inc. ("SMFG") was established on December 2, 2002 as a holding company for the SMFG group through a statutory share transfer (*kabushiki iten*) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation ("SMBC") in exchange for SMFG's newly issued securities. SMFG is a joint stock corporation with limited liability (*Kabushiki Kaisha*) incorporated under the Company Law of Japan. Upon formation of SMFG and completion of the statutory share transfer, SMBC became a direct wholly-owned subsidiary of SMFG.

SMFG has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards.

The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile.

The accompanying consolidated financial statements have been restructured and translated into English from the consolidated financial statements of SMFG prepared in accordance with Japanese GAAP.

Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

Amounts less than one million yen have been omitted. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2008, which was ¥100.19 to US$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

2. Significant Accounting Policies

(1) Consolidation and equity method

(a) Scope of consolidation

Japanese accounting standards on consolidated financial statements require a company to consolidate any subsidiaries when the company substantially controls the operations, even if it is not a majority-owned subsidiary. Control is defined as the power to govern the decision-making body of an enterprise.

(i) Consolidated subsidiaries

The number of consolidated subsidiaries is as follows:

March 31	2008	2007
Consolidated subsidiaries	268	181

Principal companies:

Sumitomo Mitsui Banking Corporation
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
Sumitomo Mitsui Finance and Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
QUOQ Inc.
SMBC Finance Service Co., Ltd.
SMBC Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

Changes in consolidated subsidiaries in the fiscal year ended March 31, 2008 are as follows:

Thirty-three companies including QUOQ Inc. were newly consolidated due mainly to an increase in the shareholding ratio. Seventy-six companies including MG Leasing Corporation were also consolidated due to a merger between SMBC Leasing Company, Limited and Sumisho Lease Co., Ltd.

Six companies including SMFG Corporate Recovery Servicer Co., Ltd. were excluded from the scope of consolidation because they were no longer subsidiaries due to liquidation and other reasons. Also, sixteen companies including SMLC ANTLIA Co., Ltd. were excluded from the scope of consolidation and became unconsolidated subsidiaries that are not accounted for by the equity method because they became operators of silent partnerships for lease transactions.

(ii) Unconsolidated subsidiaries

Principal company:

SBCS Co., Ltd.

Two hundred and thirty-eight subsidiaries including SMLC MAHOGANY Co., Ltd. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of the Consolidated Financial Statements Regulations.

Other unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are so immaterial that they do not hinder a rational judgment of SMFG's financial position and results of operations when excluded from the scope of consolidation.

Information on the fourteen special purpose entities, which are not regarded as subsidiaries pursuant to Article 8 Paragraph 7 of the Financial Statements Regulations, is reported in Note 35. "Implementation Guidance on Disclosures about Certain Special Purpose Entities" (Accounting Standards Board of Japan ("ASBJ") Guidance No. 15, issued on March 29, 2007) is effective from the fiscal year beginning on or after April 1, 2007, and SMFG has applied the guidance from the fiscal year ended March 31, 2008.

(b) Application of the equity method

Japanese accounting standards also require that any unconsolidated subsidiaries and affiliates which SMFG is able to exercise material influence over their financial and operating policies be accounted for by the equity method.

(i) Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method is as follows:

March 31	2008	2007
Unconsolidated subsidiaries	3	3

Principal company:

SBCS Co., Ltd.

(ii) Affiliates accounted for by the equity method

The number of affiliates accounted for by the equity method is as follows:

March 31	2008	2007
Affiliates	71	59

Principal companies:

Sumitomo Mitsui Auto Service Company, Limited

Promise Co., Ltd.

Central Finance Co., Ltd.

OMC Card, Inc.

Daiwa Securities SMBC Co. Ltd.

NIF SMBC Ventures Co., Ltd.

Daiwa SB Investments Ltd.

Sumitomo Mitsui Asset Management Company, Limited

Changes in affiliates accounted for by the equity method in the fiscal year ended March 31, 2008 are as follows:

Twenty-five companies including Central Finance Co., Ltd. newly became affiliated companies accounted for by the equity method due mainly to acquisition of shares.

Three companies including QUOQ Inc. were excluded from the scope of affiliated companies accounted for by the equity method because they became consolidated subsidiaries. Ten companies including NIF Capital Management Co., Ltd. were also excluded due mainly to merger.

(iii) Unconsolidated subsidiaries that are not accounted for by the equity method

Two hundred and thirty-eight subsidiaries including SMLC MAHOGANY Co., Ltd. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 10 Paragraph 1 Item 2 of the Consolidated Financial Statements Regulations.

(iv) Affiliates that are not accounted for by the equity method

Principal company:

Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are so immaterial that they do not hinder a rational judgment of SMFG's financial position and results of operations when excluded from the scope of equity method.

(c) The balance sheet dates of consolidated subsidiaries

(i) The balance sheet dates of the consolidated subsidiaries are as follows:

March 31	2008	2007
June 30	6	2
July 31	2	1
September 30	7	7
October 31	2	2
November 30	2	2
December 31	122	70
January 31	7	1
February 28/29	6	3
March 31	114	93

(ii) The subsidiaries whose balance sheet dates are July 31, September 30, November 30 and January 31 are consolidated after the accounts were provisionally closed as of March 31 for the purpose of consolidation. In case of the subsidiaries whose balance sheet dates are June 30, they are consolidated after the accounts were provisionally closed as of December 31 or March 31. As for the subsidiaries whose balance sheet dates are October 31, their financial statements are consolidated based on the provisional financial statements closed as of January 31 or March 31, respectively. The other subsidiaries are consolidated on the basis of their respective balance sheet dates.

Appropriate adjustments are made for material transactions during the periods from their respective balance sheet dates to the consolidated balance sheet date.

(2) Trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as "Trading profits" or "Trading losses."

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

"Trading profits" and "Trading losses" include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(3) Securities

(a) As for securities other than trading purposes, debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method.

Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.

Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market prices are carried at their average market prices during the final month of the fiscal year, and bonds and others that have market prices are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Net assets."

(b) Securities included in money held in trust are carried in the same method as for securities mentioned above.

(4) Derivative transactions

Derivative transactions, other than those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

(5) Depreciation

(a) Tangible fixed assets and lease assets

Tangible fixed assets are generally stated at cost less accumulated depreciation. Depreciation of tangible fixed assets and equipment owned by SMFG and SMBC is calculated using the straight-line method and the declining-balance method over the estimated useful lives of the respective assets, respectively. The estimated useful lives of major items are as follows:

Buildings: 7 to 50 years

Equipment: 2 to 20 years

Other consolidated subsidiaries depreciate their tangible fixed assets and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

In accordance with the amendment of the corporate tax laws in the fiscal year ended March 31, 2008, the tangible fixed assets acquired on or after April 1, 2007 are depreciated based on the depreciation method under the amended corporate tax laws. This accounting change had no material impact on the consolidated financial statements for the fiscal year ended March 31, 2008.

As for the tangible fixed assets acquired before April 1, 2007, from the fiscal year ended March 31, 2008, their residual values are depreciated over five years using the straight-line method after the fiscal year in which the depreciable limit is reached. This accounting change had no material impact on the consolidated financial statements for the fiscal year ended March 31, 2008.

(b) Intangible fixed assets

Depreciation of intangible fixed assets is calculated using the straight-line method.

Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated using the straight-line method over its estimated useful life (basically five years).

(6) Reserve for possible loan losses

Reserve for possible loan losses of major consolidated subsidiaries is provided for as described below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided for based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.

For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy ("potentially bankrupt borrowers"), a reserve is provided for in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows ("DCF") method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated, and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as "Past due loans (3 months or more)" or "Restructured loans" whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio.

For claims originated in certain specific overseas countries, an additional reserve is provided for in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, reviews their assessment. The reserves are provided for based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided for in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was ¥518,594 million ($5,176 million) and ¥490,123 million at March 31, 2008 and 2007, respectively.

(7) Reserve for employee bonuses

Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the respective fiscal year.

(8) Reserve for executive bonuses

Reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the respective fiscal year.

(9) Reserve for employee retirement benefits

Reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end.

Unrecognized prior service cost is amortized using the straight-line method, primarily over nine years, over the employees' estimated average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using

the straight-line method, primarily over nine years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

(10) Reserve for executive retirement benefits
Reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the fiscal year-end based on the internal regulations.

(11) Reserve for reimbursement of deposits
Reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursement experience. Formerly, deposits which had been derecognized as liabilities were expensed when they were actually reimbursed. However, from the fiscal year ended March 31, 2008, such reserve is provided for in the estimated amount as described above in accordance with the "Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (Japanese Institute of Certified Public Accountants ("JICPA") Audit and Assurance Practice Committee Report No. 42) of April 13, 2007.

As a result, "Income before income taxes and minority interests" for the fiscal year ended March 31, 2008 decreased by ¥10,417 million ($104 million) as compared with the former method.

(12) Reserve under special laws
Reserve under special laws is a reserve for contingent liabilities from financial instruments transactions pursuant to Article 46-5 and Article 48-3 of the Financial Instruments and Exchange Law. Reserve for contingent liabilities from financial futures and securities transactions, which were formerly recognized in accordance with Article 81 of the Financial Futures Transactions Law and Article 51 of the Securities and Exchange Law, respectively, are stated as Reserve for contingent liabilities from financial instruments transactions from the fiscal year ended March 31, 2008 in accordance with the enforcement of the Financial Instruments and Exchange Law on September 30, 2007.

(13) Translation of foreign currency assets and liabilities
Assets and liabilities of SMFG and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(14) Lease transactions
Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same method as operating leases.

Standards for recognizing lease-related income on lease transactions and income/expenses on installment sales are as follows:

(a) Recognition of lease-related income on lease transactions
Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(b) Recognition of income and expenses on installment sales
Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full term of the installment sales.

(15) Hedge accounting

(a) Hedging against interest rate changes
As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting at March 31, 2008, and deferred hedge accounting or fair value hedge accounting at March 31, 2007.

SMBC applies deferred hedge accounting stipulated in "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No. 24) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges at March 31, 2008. At March 31, 2007, SMBC basically applied deferred hedge accounting, but applied fair value hedge accounting to hedging transactions for reducing the market volatility of bonds classified as other securities that were held for the purpose of Asset and Liability Management.

As a result of the application of JICPA Industry Audit Committee Report No. 24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using "macro hedge," which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No. 15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to "Interest income" or "Interest expenses" over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. Gross amounts of deferred hedge losses and gains on "macro hedge" (before deducting tax effect) at March 31, 2008 were ¥17,608 million ($176 million) and ¥13,358 million ($133 million), respectively. The respective amounts at March 31, 2007 were ¥41,522 million and ¥29,583 million.

(b) Hedging against currency fluctuations
SMBC applies deferred hedge accounting stipulated in "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No. 25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

(c) Transactions between consolidated subsidiaries
As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" (JICPA Industry Audit Committee Report No. 19).

(16) Consumption taxes
National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(17) Valuation of consolidated subsidiaries' assets and liabilities
Assets and liabilities of consolidated subsidiaries including the portion attributable to the minority stockholders are valued for consolidation at fair value when SMFG acquires control.

(18) Goodwill
Goodwill on Sumitomo Mitsui Finance and Leasing Company, Limited is amortized using the straight-line method over 20 years. Goodwill on SMBC Friend Securities Co., Ltd. and SMBC Leasing Company, Limited is amortized using the straight-line method over 20 years and 5 years, respectively. Goodwill on other companies is charged or credited to income directly when incurred or benefited.

(19) Statements of cash flows
For the purposes of presenting the consolidated statements of cash flows, cash and cash equivalents represent cash and due from banks.

(20) New accounting standards
(a) From the fiscal year ended March 31, 2008, SMFG has applied Article 30-2 of the "Accounting Practices for Tax Effect Accounting on Consolidated Financial Statements" (JICPA Accounting Practice Committee Report No. 6, issued on March 29, 2007) to sales of investments such as shares of subsidiaries within the group companies. As a result, net income for the fiscal year ended March 31, 2008 decreased by ¥18,939 million ($189 million) compared with the former method.

(b) Provisions on the scope of securities stipulated by regulations such as the "Accounting Standards for Financial Instruments" (ASBJ Statement No. 10) and the "Accounting Practices for Financial Instruments" (JICPA Accounting Practice Committee Report No. 14) were partially revised on June 15 and July 4, 2007, respectively, and became effective from the fiscal year ending on and after the implementation day of the Financial Instruments and Exchange Law. SMFG, accordingly, has applied the revised accounting standards and practices from the fiscal year ended March 31, 2008.

3. Trading Assets

Trading assets at March 31, 2008 and 2007 consisted of the following:

March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Trading securities	¥ 230,442	¥ 53,288	$ 2,300
Derivatives of trading securities	3,043	373	31
Derivatives of securities related to trading transactions	10,440	2,344	104
Trading-related financial derivatives	2,995,314	2,125,214	29,896
Other trading assets	884,370	1,096,664	8,827
	¥4,123,611	¥3,277,885	$41,158

4. Securities

Securities at March 31, 2008 and 2007 consisted of the following:

March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Japanese government bonds*1	¥ 9,339,978	¥ 7,640,069	$ 93,223
Japanese local government bonds	439,228	571,103	4,384
Japanese corporate bonds	3,880,773	4,066,497	38,734
Japanese stocks*1, 2	3,749,762	4,747,601	37,426
Other*2	6,107,758	3,512,228	60,962
	¥23,517,501	¥20,537,500	$234,729

*1 Unsecured loaned securities for which borrowers have the right to sell or pledge in the amount of ¥81,071 million ($809 million) and ¥2,188 million are included in Japanese government bonds and Japanese stocks at March 31, 2008 and 2007, respectively.

SMBC has the right to sell or pledge, some of the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral. Of them, ¥1,758,728 million ($17,554 million) of securities are pledged, and ¥504,363 million ($5,034 million) of securities are held in hand at March 31, 2008. The respective amounts at March 31, 2007 were ¥2,088,859 million and ¥154,192 million.

*2 Japanese stocks and other include investments in unconsolidated subsidiaries and affiliates of ¥494,129 million ($4,932 million) and ¥430,090 million at March 31, 2008 and 2007, respectively.

5. Loans and Bills Discounted

(1) Loans and bills discounted at March 31, 2008 and 2007 consisted of the following:

March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Bills discounted	¥ 360,859	¥ 454,164	$ 3,602
Loans on notes	3,241,541	3,781,841	32,354
Loans on deeds	50,169,292	46,485,666	500,741
Overdrafts	8,373,180	7,967,649	83,573
	¥62,144,874	¥58,689,322	$620,270

(2) Loans and bills discounted included the following "Risk-monitored loans" stipulated in the Banking Law:

March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Risk-monitored loans:			
Bankrupt loans*1	¥ 73,472	¥ 60,715	$ 733
Non-accrual loans*2	607,226	507,289	6,061
Past due loans (3 months or more)*3	26,625	22,018	266
Restructured loans*4	385,336	477,362	3,846
	¥1,092,661	¥1,067,386	$10,906

*1 "Bankrupt loans" are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No. 97 of the Japanese Corporate Tax Law (issued in 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

*2 "Non-accrual loans" are loans on which accrued interest income is not recognized, excluding "Bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties.

*3 "Past due loans (3 months or more)" are loans on which the principal or interest is past due for three months or more, excluding "Bankrupt loans" and "Non-accrual loans."

*4 "Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g., reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)."

(3) Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value at March 31, 2008 and 2007 was ¥807,712 million ($8,062 million) and ¥915,318 million, respectively.

(4) Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments at March 31, 2008 and 2007 was ¥40,694,898 million ($406,177 million) and ¥40,947,052 million, respectively, and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time at March 31, 2008 and 2007 was ¥34,502,051 million ($344,366 million) and ¥34,769,824 million, respectively.

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers' financial positions, revising contracts when need arises and securing claims after the contracts are made.

6. Other Assets

Other assets at March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Millions of U.S. dollars
March 31	2008	2007	2008
Prepaid expenses	¥ 39,901	¥ 38,293	$ 398
Accrued income	296,130	280,115	2,956
Deferred assets	1,423,253	725,893	14,205
Financial derivatives	1,492,890	702,211	14,901
Other	1,699,412	1,603,435	16,962
	¥4,951,587	¥3,349,949	$49,422

7. Tangible Fixed Assets

Tangible fixed assets at March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Millions of U.S. dollars
March 31	2008	2007	2008
Buildings	¥235,729	¥226,593	$2,353
Land*	463,225	476,059	4,623
Construction in progress	3,755	703	37
Other tangible fixed assets	117,700	114,211	1,175
Total	¥820,411	¥817,567	$8,188
Accumulated depreciation	¥557,958	¥555,288	$5,569

* Includes land revaluation excess referred to in Note 17.

8. Intangible Fixed Assets

Intangible fixed assets at March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Millions of U.S. dollars
March 31	2008	2007	2008
Software	¥141,419	¥123,151	$1,412
Goodwill	178,645	100,850	1,783
Other intangible fixed assets	12,460	10,894	124
	¥332,525	¥234,896	$3,319

9. Lease Assets

Lease assets at March 31, 2008 and 2007 were as follows:

March 31	Millions of yen		Millions of U.S. dollars
	2008	2007	2008
Equipment and others	¥ 3,781,960	¥ 2,593,445	$ 37,748
Accumulated depreciation	(2,356,863)	(1,592,098)	(23,524)
	¥ 1,425,097	¥ 1,001,346	$ 14,224

10. Assets Pledged as Collateral

Assets pledged as collateral at March 31, 2008 and 2007 consisted of the following:

March 31	Millions of yen		Millions of U.S. dollars
	2008	2007	2008
Assets pledged as collateral:			
Cash and due from banks, and Deposits with banks	¥ 158,679	¥ 104,328	$ 1,584
Trading assets	673,261	202,292	6,720
Securities	8,334,432	3,043,253	83,186
Loans and bills discounted	952,137	934,423	9,503
Other assets (installment account receivable, etc.)	3,008	1,946	30
Liabilities corresponding to assets pledged as collateral:			
Deposits	25,381	20,588	253
Call money and bills sold	1,135,000	1,335,000	11,328
Payables under repurchase agreements	1,714,479	128,695	17,112
Payables under securities lending transactions	5,379,076	1,250,450	53,689
Trading liabilities	150,283	84,532	1,500
Borrowed money	1,447,744	1,112,257	14,450
Other liabilities	14,499	23,207	145
Acceptances and guarantees	140,917	167,153	1,406

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes at March 31, 2008 and 2007:

March 31	Millions of yen		Millions of U.S. dollars
	2008	2007	2008
Cash and due from banks, and Deposits with banks	¥ 7,745	¥ 6,761	$ 77
Trading assets	601,560	500,158	6,004
Securities	3,344,984	3,946,194	33,386
Commercial paper and other debt purchased	427	—	4
Loans and bills discounted	888,532	535,770	8,868

At March 31, 2008, other assets included surety deposits of ¥85,979 million ($858 million) and initial margins of futures markets of ¥11,546 million ($115 million). At March 31, 2007, other assets included surety deposits and intangibles of ¥94,129 million and variation margins of futures markets of ¥3,140 million.

11. Deposits

Deposits at March 31, 2008 and 2007 consisted of the following:

March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Current deposits	¥ 6,070,443	¥ 6,631,965	$ 60,589
Ordinary deposits	33,876,958	33,667,482	338,127
Savings deposits	867,515	933,026	8,659
Deposits at notice	4,668,292	5,364,306	46,594
Time deposits	23,133,834	22,279,749	230,900
Negotiable certificates of deposit	3,078,149	2,589,217	30,723
Other deposits	4,073,580	3,279,695	40,659
	¥75,768,773	¥74,745,441	$756,251

12. Trading Liabilities

Trading liabilities at March 31, 2008 and 2007 consisted of the following:

March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Trading securities sold for short sales	¥ 20,046	¥ 16,415	$ 200
Derivatives of trading securities	3,881	288	39
Derivatives of securities related to trading transactions	10,196	1,975	102
Trading-related financial derivatives	2,637,192	1,924,294	26,322
	¥2,671,316	¥1,942,973	$26,663

13. Borrowed Money

Borrowed money at March 31, 2008 and 2007 consisted of the following:

March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008	Average interest rate[*1] 2008	Due
Bills rediscounted	¥ —	¥ —	$ —	—%	—
Other borrowings[*2]	4,279,034	3,214,137	42,709	1.36	Jan. 2008–Perpetual
	¥4,279,034	¥3,214,137	$42,709	1.36%	

*1 Average interest rate represents the weighted average interest rate based on the balances and rates at the respective year-end of SMBC and other consolidated subsidiaries.

*2 Includes subordinated debt of ¥523,500 million ($5,225 million) and ¥559,500 million at March 31, 2008 and 2007, respectively.

The repayment schedule over the next five years on borrowed money at March 31, 2008 was as follows:

March 31	Millions of yen 2008	Millions of U.S. dollars 2008
Within 1 year	¥2,716,753	$2,711
After 1 year through 2 years	345,299	3,446
After 2 years through 3 years	297,834	2,973
After 3 years through 4 years	179,362	1,790
After 4 years through 5 years	183,480	1,831

14. Bonds

Bonds at March 31, 2008 and 2007 consisted of the following:

March 31 Issuer Description	Millions of yen[*1] 2008	Millions of yen[*1] 2007	Millions of U.S. dollars 2008	Interest rate[*2] (%)	Due
SMBC:					
Straight bonds, payable in Yen	¥1,484,978	¥1,692,060	$14,822	0.52–2.60	April 2008-May 2025
	[389,700]	[405,500]			
Straight bonds, payable in Euroyen	26,900	38,900	268	0.10–5.48686	Mar. 2012-Feb. 2037
Subordinated bonds, payable in Yen	599,873	519,880	5,987	1.71–2.62	Jun. 2010-Dec. 2017
Subordinated bonds, payable in Euroyen	813,500	731,300	8,120	0.92–2.99875	May 2012-Perpetual
Subordinated bonds, payable in U.S. dollars	297,415	350,461	2,969	5.625–8.15	Nov. 2011-Perpetual
	($2,968,509 thousand)	($2,967,747 thousand)			
Subordinated bonds, payable in British pound sterling	2,402	2,782	24	6.98	Perpetual
	(£12,000 thousand)	(£12,000 thousand)			
Subordinated bonds, payable in Euro	109,889	109,261	1,097	4.375	Perpetual
	(€694,888 thousand)	(€694,207 thousand)			
Subordinated bonds, payable in Euro	197,436	196,341	1,971	4.375	Oct. 2014
	(€1,248,489 thousand)	(€1,247,482 thousand)			
Other consolidated subsidiaries:					
Straight bonds, payable in Yen	173,044	174,504	1,727	0.26–3.19375	Apr. 2008-Jul. 2017
	[80,000]	[64,902]			
Straight bonds, payable in U.S. dollars	1,141	2,382	11	7.00	May 2009
	($10,000 thousand)	($20,000 thousand)			
		[1,191]			
Straight bonds, payable in British pound sterling	1,811	1,866	18	3.95	Oct. 2008
	(£8,000 thousand)	(£8,000 thousand)			
	[1,811]				
Subordinated bonds, payable in Yen	160,725	155,694	1,604	1.45-4.95	Sep. 2008-Perpetual
	[5,000]	[500]			
Subordinated bonds, payable in U.S. dollars	100,190	118,090	1,000	8.50	Jun. 2009
	($1,000,000 thousand)	($1,000,000 thousand)			
Short-term bonds	769,100	439,600	7,676	0.695–1.20	Apr. 2008-Jul. 2008
	[769,100]	[439,600]			
	¥4,738,408	¥4,533,125	$47,294		

*1 Figures in ( ) are the balances in the original currency of the foreign currency denominated bonds, and figures in [ ] are the amounts to be redeemed within one year.

*2 Interest rates indicate nominal interest rates which are applied at the consolidated balance sheet dates. Therefore, they may differ from actual interest rates.

The redemption schedule over the next five years on bonds at March 31, 2008 was as follows:

March 31	Millions of yen 2008	Millions of U.S. dollars 2008
Within 1 year	¥1,245,611	$12,432
After 1 year through 2 years	553,484	5,524
After 2 years through 3 years	317,052	3,165
After 3 years through 4 years	273,004	2,725
After 4 years through 5 years	341,942	3,413

15. Other Liabilities

Other liabilities at March 31, 2008 and 2007 consisted of the following:

March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Accrued expenses	¥ 235,326	¥ 169,803	$ 2,349
Unearned income	192,974	180,374	1,926
Income taxes payable	56,772	56,292	567
Financial derivatives	1,404,616	868,169	14,019
Other	2,026,738	1,707,075	20,229
	¥3,916,427	¥2,981,714	$39,090

16. Reserve Under Special Laws

Reserve under special laws at March 31, 2008 and 2007 consisted of the following:

March 31	Millions of yen		Millions of U.S. dollars
	2008	2007	2008
Reserve for contingent liabilities from financial instruments transactions	¥1,118	¥ —	$11
Reserve for contingent liabilities from financial futures transactions	—	18	—
Reserve for contingent liabilities from securities transactions	—	1,118	—
	¥1,118	¥1,137	$11

17. Land Revaluation Excess

SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets".

Certain other consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation" and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets."

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Certain other consolidated subsidiaries:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Law)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law concerning Land Revaluation (the Enforcement Ordinance No. 119) effective March 31, 1998.

Certain other consolidated subsidiaries:

Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of the Enforcement Ordinance No. 119.

18. Minority Interests

SB Treasury Company L.L.C.*, a subsidiary of SMBC, issued noncumulative perpetual preferred securities, totaling $1,800 million in February 1998. SB Equity Securities (Cayman), Limited, a subsidiary of SMBC, issued noncumulative perpetual preferred securities, totaling ¥340,000 million in February and March 1999. Sakura Preferred Capital (Cayman) Limited, a subsidiary of SMBC, issued noncumulative perpetual preferred securities, totaling ¥283,750 million in December 1998 and March 1999. SMFG Preferred Capital USD 1 Limited and SMFG Preferred Capital GBP 1 Limited, subsidiaries of SMFG, issued noncumulative perpetual preferred securities, totaling $1,650 million and £500 million, respectively, in December 2006. SMFG Preferred Capital JPY 1 Limited, subsidiaries of SMFG, issued noncumulative perpetual preferred securities, totaling ¥135,000 million in February 2008. These subsidiaries are consolidated and the preferred securities are accounted for as minority interests.

* See Note 38.

19. Capital Stock

Capital stock consists of common stock and preferred stock. Common stock and preferred stock at March 31, 2008 and 2007 were as follows:

	Number of shares			
	2008		2007	
March 31	Authorized	Issued	Authorized	Issued
Common stock	15,000,000	7,733,653.77	15,000,000	7,733,653.77
Preferred stock (Type 1)	—	—	35,000	—
Preferred stock (Type 2)	—	—	100,000	—
Preferred stock (Type 3)	—	—	695,000	—
Preferred stock (Type 4)	50,100	50,100	135,000	50,100
Preferred stock (Type 5)	167,000	—	250,000	—
Preferred stock (Type 6)	70,001	70,001	300,000	70,001
Preferred stock (Type 7)	167,000	—	—	—
Preferred stock (Type 8)	115,000	—	—	—
Preferred stock (Type 9)	115,000	—	—	—
Total	15,684,101	7,853,754.77	16,515,000	7,853,754.77

* See Note 27

All of the preferred stock is noncumulative and nonparticipating for dividend payments, and shareholders of the preferred stock are not entitled to vote at a general meeting of shareholders except when the proposal to pay the prescribed dividends to shareholders is not submitted to the general meeting of shareholders or is rejected at the general meeting of shareholders.

In the event that SMFG pays dividends, SMFG shall pay to holders of shares of its preferred stock, in preference to the holders of its common stock, cash dividends in the amounts as described below. If preferred interim dividends stipulated in the Articles of Incorporation of SMFG were paid during the relevant fiscal year, the amount of such preferred interim dividends shall be subtracted from such amount of annual preferred dividends. Preferred stock (Type 4) bears an annual noncumulative dividend of ¥135,000 per share and, in the event SMFG pays an interim dividend, holders are entitled to receive ¥67,500 in preference to common shareholders.

Preferred stock (Type 6) bears an annual noncumulative dividend of ¥88,500 per share and, in the event SMFG pays an interim dividend, holders are entitled to receive ¥44,250 in preference to common shareholders. Holders of preferred stock are not entitled to any further dividends in excess of the amount as described above.

In the event of SMFG's voluntary or involuntary liquidation, holders of its preferred stock will be entitled, equally in rank as among themselves and in preference over shares of its common stock, to receive out of SMFG's residual assets upon liquidation a distribution of ¥3,000,000 per share for Type 4 and Type 6 preferred stock. Holders of preferred stock are not entitled to any further dividends or other participation or distribution of SMFG's residual assets upon SMFG's liquidation.

SMFG may, subject to the requirements provided in the Company Law, purchase any shares of the preferred stock then outstanding at any time and retire such preferred stock out of distributable amounts of SMFG. SMFG may also, subject to the requirements provided in the Company Law, redeem all or some of preferred stock (Type 6) out of distributable amounts of SMFG at any time on and after March 31, 2011 at a price of ¥3,000,000 per share.

Preferred stock (Type 4) is convertible to common stock at any time through February 7, 2028. Such preferred stock is convertible at a conversion price, which is ¥318,800 as of March 31, 2008, subject to anti-dilution adjustment, and to downward reset if the market price of SMFG's common stock at the time of conversion is less than the then-applicable conversion price. The reset is subject to a floor price, which is ¥105,100 as of March 31, 2008 and is subject to anti-dilution adjustment. Preferred stock (Type 4) outstanding on the last day of the applicable conversion period will be mandatorily converted into shares of its common stock on the immediately following day.

Preferred stock (Type 6) is non-convertible.

20. Fees and Commissions

Fees and commissions for the fiscal years ended March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Millions of U.S. dollars
Year ended March 31	2008	2007	2008
Fees and commissions (income):			
Deposits and loans	¥ 73,822	¥ 65,698	$ 737
Remittances and transfers	133,645	132,836	1,334
Securities-related business	35,118	48,650	351
Agency	16,028	16,581	160
Safe deposits	7,144	7,322	71
Guarantees	47,117	45,961	470
Credit card business	128,575	117,197	1,283
Investment trusts	72,376	77,971	723
Other	190,455	193,778	1,901
	¥704,283	¥705,998	$7,030
Fees and commissions (expenses):			
Remittances and transfers	¥ 31,612	¥ 27,200	$ 315
Other	60,677	69,612	606
	¥ 92,289	¥ 96,812	$ 921

21. Trading Income

Trading income for the fiscal years ended March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Millions of U.S. dollars
Year ended March 31	2008	2007	2008
Trading profits:			
Gains on trading securities	¥ 21,406	¥ 15,109	$ 214
Gains on securities related to trading transactions	2,934	—	29
Gains on trading-related financial derivatives	438,365	109,208	4,375
Other	6,865	3,244	69
	¥469,571	¥127,561	$4,687
Trading losses:			
Losses on securities related to trading transactions	¥ —	¥ 1,936	$ —
	¥ —	¥ 1,936	$ —

22. Other Operating Income

Other operating income for the fiscal years ended March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Millions of U.S. dollars
Year ended March 31	2008	2007	2008
Gains on sale of bonds	¥ 108,350	¥ 28,180	$ 1,081
Gains on redemption of bonds	88	1,119	1
Lease-related income	893,448	744,881	8,918
Gains on foreign exchange transactions	—	56,800	—
Gains on financial derivatives	1,099	—	11
Other	209,648	172,649	2,092
	¥1,212,635	¥1,003,632	$12,103

23. Other Operating Expenses

Other operating expenses for the fiscal years ended March 31, 2008 and 2007 consisted of the following:

Year ended March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Losses on sale of bonds	¥ 29,380	¥ 139,302	$ 293
Losses on redemption of bonds	35,860	3,534	358
Losses on devaluation of bonds	67,045	—	669
Bond issuance costs	756	799	8
Lease-related expenses	794,468	674,662	7,930
Losses on foreign exchange transactions	254,927	—	2,544
Losses on financial derivatives	—	22,809	—
Other	209,651	163,262	2,093
	¥1,392,089	¥1,004,370	$13,895

24. Other Income

Other income for the fiscal years ended March 31, 2008 and 2007 consisted of the following:

Year ended March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Gains on sale of stocks and other securities	¥ 61,509	¥ 62,793	$ 614
Gains on money held in trust	250	0	2
Gains on disposal of fixed assets	10,988	4,730	110
Collection of written-off claims	1,355	1,236	14
Gains on change in equity due to mergers of subsidiaries	103,133	—	1,029
Gains on return of securities from retirement benefits trust	—	36,330	—
Gains on sale of a subsidiary's shares and change in equity of the subsidiary	—	4,226	—
Other	26,108	18,700	261
	¥203,346	¥128,017	$2,030

25. Other Expenses

Other expenses for the fiscal years ended March 31, 2008 and 2007 consisted of the following:

Year ended March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Write-off of loans	¥141,750	¥ 81,415	$1,415
Losses on sale of stocks and other securities	5,737	1,499	57
Losses on devaluation of stocks and other securities	62,835	16,562	627
Losses on money held in trust	23	—	0
Losses on sale of delinquent loans	35,300	39,302	352
Equity in losses of affiliates	41,760	104,170	417
Losses on disposal of fixed assets	12,538	7,798	125
Losses on impairment of fixed assets*	5,161	30,548	52
Other	35,355	33,876	353
	¥340,463	¥315,175	$3,398

* Losses on impairment of fixes assets consisted of the following:

Year ended March 31	Area	Purpose of use 2008	Type	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Tokyo metropolitan area		Branches (4 branches)	Land and premises, etc.	¥ 41	¥25,799	$ 0
		Idle assets (27 items)		1,196	1,782	12
		Other (2 items)		69	—	1
Kinki area		Branches (5 branches)	Land and premises, etc.	298	839	3
		Idle assets (18 items)		3,086	443	31
Other		Branches (9 branches)	Land and premises, etc.	17	—	0
		Idle assets (13 items)		451	1,683	5

At the consolidated subsidiary SMBC, every branch, which continuously manages and determines income and expenses, is the smallest unit of the asset group for recognition and measurement of impairment loss. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as common-use assets. As for idle assets, impairment loss is measured individually. At other consolidated subsidiaries, a branch is generally the smallest asset grouping unit.

SMBC and other subsidiaries reduced the carrying amounts of long-lived assets, of which investments are not expected to be fully recovered-SMBC reduced the carrying amounts of idle assets and other consolidated subsidiaries reduced the carrying amounts of long-lived assets of their branches and idle assets-to their recoverable amounts, and recognized the losses as "losses on impairment of fixed assets," which is included in "Other expenses." The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

26. Income Taxes

(1) Significant components of deferred tax assets and liabilities at March 31, 2008 and 2007 were as follows:

March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Deferred tax assets:			
Net operating loss carryforwards	¥ 863,604	¥1,170,595	$ 8,620
Write-off of securities	332,355	284,084	3,317
Reserve for possible loan losses	212,043	191,150	2,117
Write-off of loans	104,729	101,611	1,045
Reserve for employee retirement benefits	66,012	75,582	659
Deferred gain or loss on hedges	51,455	60,247	514
Depreciation	8,730	9,256	87
Other	127,474	120,304	1,272
Subtotal	1,766,405	2,012,833	17,631
Valuation allowance	(491,685)	(457,174)	(4,908)
Total deferred tax assets	1,274,720	1,555,659	12,723
Deferred tax liabilities:			
Net unrealized gains on other securities	(191,661)	(569,723)	(1,913)
Leveraged lease	(62,256)	(60,724)	(621)
Gains on securities contributed to employee retirement benefits trust	(42,263)	(42,408)	(422)
Securities returned from employee retirement benefits trust	(20,282)	(20,312)	(202)
Undistributed earnings of subsidiaries	(12,506)	(10,600)	(125)
Other	(12,268)	(15,619)	(123)
Total deferred tax liabilities	(341,238)	(719,388)	(3,406)
Net deferred tax assets	¥ 933,481	¥ 836,270	$ 9,317

(2) SMFG and its domestic consolidated subsidiaries are subject to Japanese national and local income taxes, which, in the aggregate, would result in an effective statutory tax rate of approximately 40.69% for the years ended March 31, 2008 and 2007. A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of income to the statutory tax rate for the years ended March 31, 2008 and 2007 was as follows:

	2008	2007
Statutory tax rate	40.69%	40.69%
Valuation allowance	2.10	(6.94)
Equity in losses of affiliates	1.83	5.25
Gains on changes in equity	(4.52)	—
Unrealized gains	3.04	—
Other	(1.54)	(1.00)
Effective income tax rate	41.60%	38.00%

27. Changes in Net Assets

(1) Type and number of shares issued and treasury shares are as follows:

	Number of shares			
Year ended March 31, 2008	March 31, 2007	Increase	Decrease	March 31, 2008
Shares issued				
Common stock	7,733,653.77	—	—	7,733,653.77
Preferred stock (1st series Type 4)	4,175	—	—	4,175
Preferred stock (2nd series Type 4)	4,175	—	—	4,175
Preferred stock (3rd series Type 4)	4,175	—	—	4,175
Preferred stock (4th series Type 4)	4,175	—	—	4,175
Preferred stock (5th series Type 4)	4,175	—	—	4,175
Preferred stock (6th series Type 4)	4,175	—	—	4,175
Preferred stock (7th series Type 4)	4,175	—	—	4,175
Preferred stock (8th series Type 4)	4,175	—	—	4,175
Preferred stock (9th series Type 4)	4,175	—	—	4,175
Preferred stock (10th series Type 4)	4,175	—	—	4,175
Preferred stock (11th series Type 4)	4,175	—	—	4,175
Preferred stock (12th series Type 4)	4,175	—	—	4,175
Preferred stock (1st series Type 6)	70,001	—	—	70,001
Total	7,853,754.77	—	—	7,853,754.77
Treasury shares				
Common stock	168,630.95	895.01[*1]	528.55[*2]	168,997.41
Total	168,630.95	895.01	528.55	168,997.41

[*1] Increase in number of treasury common shares:
- 895.01 shares due to purchase of fractional shares

[*2] Decrease in number of treasury common shares:
- 234.55 shares due to sale of fractional shares and delivery of shares in connection with exercising of stock options
- 294 shares due to sale of shares of SMFG's common stock owned by subsidiaries

Year ended March 31, 2007	Number of shares: March 31, 2006	Increase	Decrease	March 31, 2007
Shares issued				
Common stock	7,424,172.77	309,481*1	—	7,733,653.77
Preferred stock (Type 1)	35,000	—	35,000*2	—
Preferred stock (Type 2)	100,000	—	100,000*3	—
Preferred stock (Type 3)	695,000	—	695,000*4	—
Preferred stock (1st series Type 4)	4,175	—	—	4,175
Preferred stock (2nd series Type 4)	4,175	—	—	4,175
Preferred stock (3rd series Type 4)	4,175	—	—	4,175
Preferred stock (4th series Type 4)	4,175	—	—	4,175
Preferred stock (5th series Type 4)	4,175	—	—	4,175
Preferred stock (6th series Type 4)	4,175	—	—	4,175
Preferred stock (7th series Type 4)	4,175	—	—	4,175
Preferred stock (8th series Type 4)	4,175	—	—	4,175
Preferred stock (9th series Type 4)	4,175	—	—	4,175
Preferred stock (10th series Type 4)	4,175	—	—	4,175
Preferred stock (11th series Type 4)	4,175	—	—	4,175
Preferred stock (12th series Type 4)	4,175	—	—	4,175
Preferred stock (1st series Type 6)	70,001	—	—	70,001
Total	8,374,273.77	309,481	830,000	7,853,754.77
Treasury shares				
Common stock	6,307.15	170,936.41*5	8,612.61*5	168,630.95
Preferred stock (Type 1)	—	35,000*2	35,000*2	—
Preferred stock (Type 2)	—	100,000*3	100,000*3	—
Preferred stock (Type 3)	—	695,000*4	695,000*4	—
Total	6,307.15	1,000,936.41	838,612.61	168,630.95

*1 Increase in number of common shares issued:
- 249,015 shares due to issuance of new shares related to the share exchange with SMBC Friend Securities Co., Ltd. on September 1, 2006
- 60,466 shares due to exercising of rights to request acquisition of common shares with respect to preferred stock (Type 3) on September 29, 2006

*2 Increase in number of treasury shares of preferred stock (Type 1):
- 35,000 shares due to acquisition of own shares on May 17, 2006 pursuant to the resolution of the ordinary general meeting of shareholders held on June 29, 2005

Decrease in number of shares issued and treasury shares of preferred stock (Type 1):
- 35,000 shares due to retirement of treasury shares on May 17, 2006

*3 Increase in number of treasury shares of preferred stock (Type 2):
- 100,000 shares due to acquisition of own shares on May 17 and September 6, 2006 pursuant to the resolution of the ordinary general meetings of shareholders held on June 29, 2005 and June 29, 2006

Decrease in number of shares issued and treasury shares of preferred stock (Type 2):
- 100,000 shares due to retirement of treasury shares on May 17 and September 6, 2006

*4 Increase in number of treasury shares of preferred stock (Type 3):
- 645,000 shares due to acquisition of own shares on September 29 and October 11, 2006 pursuant to the resolution of the ordinary general meeting of shareholders held on June 29, 2006
- 50,000 shares due to acquisition of own shares on September 29, 2006 as a result of exercising of rights to request acquisition of common shares

Decrease in number of shares issued and treasury shares of preferred stock (Type 3):
- 695,000 shares due to retirement of treasury shares on September 29 and October 11, 2006

*5 Increase in number of treasury common shares:
- 60,466 shares due to acquisition of own shares on October 17, 2006 pursuant to the resolution of the ordinary general meeting of shareholders held on June 29, 2006
- 1,265.41 shares due to purchase of fractional shares
- 109,205 shares owned by consolidated subsidiaries and affiliates in connection with the share exchange with SMBC Friend Securities Co., Ltd.

Decrease in number of treasury common shares:
- 182.61 shares due to sale of fractional shares and delivery of shares in connection with exercising of stock options
- 8,430 shares due to sale of shares of SMFG's common stock owned by subsidiaries and affiliates

(2) Information on stock acquisition rights is as follows:

Year ended March 31, 2008	Detail of stock acquisition rights	Type of shares	Number of shares March 31, 2007	Increase	Decrease	March 31, 2008	Millions of yen March 31, 2008	Millions of U.S. dollars March 31, 2008
SMFG	Stock options	—	—	—	—	—	¥—	$—
Consolidated subsidiaries	—	—	—	—	—	—	43	0
Total							¥43	$ 0

Year ended March 31, 2007	Detail of stock acquisition rights	Type of shares	Number of shares March 31, 2006	Increase	Decrease	March 31, 2007	Millions of yen March 31, 2007
SMFG	Stock options	—	—	—	—	—	¥—
Consolidated subsidiaries	—	—	—	—	—	—	14
Total							¥14

(3) Information on dividends is as follows:

(a) Dividends paid in the fiscal year ended March 31, 2007

Type of shares	Aggregate amount of dividends	Cash dividends per share	Record date	Effective date
	Millions of yen, except per share amount			
Common stock	¥22,253	¥ 3,000	March 31, 2006	June 29, 2006
Preferred stock (Type 1)	367	10,500	March 31, 2006	June 29, 2006
Preferred stock (Type 2)	2,850	28,500	March 31, 2006	June 29, 2006
Preferred stock (Type 3)	9,521	13,700	March 31, 2006	June 29, 2006
Preferred stock (1st series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (2nd series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (3rd series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (4th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (5th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (6th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (7th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (8th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (9th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (10th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (11th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (12th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (1st series Type 6)	6,195	88,500	March 31, 2006	June 29, 2006

Date of resolution: Ordinary general meeting of shareholders held on June 29, 2006

(b) Dividends paid in the fiscal year ended March 31, 2008

Type of shares	Aggregate amount of dividends	Cash dividends per share	Record date	Effective date
	Millions of yen, except per share amount			
Common stock	¥53,660	¥ 7,000	March 31, 2007	June 28, 2007
Preferred stock (1st series Type 4)	563	135,000	March 31, 2007	June 28, 2007
Preferred stock (2nd series Type 4)	563	135,000	March 31, 2007	June 28, 2007
Preferred stock (3rd series Type 4)	563	135,000	March 31, 2007	June 28, 2007
Preferred stock (4th series Type 4)	563	135,000	March 31, 2007	June 28, 2007
Preferred stock (5th series Type 4)	563	135,000	March 31, 2007	June 28, 2007
Preferred stock (6th series Type 4)	563	135,000	March 31, 2007	June 28, 2007
Preferred stock (7th series Type 4)	563	135,000	March 31, 2007	June 28, 2007
Preferred stock (8th series Type 4)	563	135,000	March 31, 2007	June 28, 2007
Preferred stock (9th series Type 4)	563	135,000	March 31, 2007	June 28, 2007
Preferred stock (10th series Type 4)	563	135,000	March 31, 2007	June 28, 2007
Preferred stock (11th series Type 4)	563	135,000	March 31, 2007	June 28, 2007
Preferred stock (12th series Type 4)	563	135,000	March 31, 2007	June 28, 2007
Preferred stock (1st series Type 6)	6,195	88,500	March 31, 2007	June 28, 2007

Date of resolution: Ordinary general meeting of shareholders held on June 28, 2007

Type of shares	Aggregate amount of dividends	Cash dividends per share	Record date	Effective date
	Millions of yen, except per share amount			
Common stock	¥38,326	¥ 5,000	September 30, 2007	December 7, 2007
Preferred stock (1st series Type 4)	281	67,500	September 30, 2007	December 7, 2007
Preferred stock (2nd series Type 4)	281	67,500	September 30, 2007	December 7, 2007
Preferred stock (3rd series Type 4)	281	67,500	September 30, 2007	December 7, 2007
Preferred stock (4th series Type 4)	281	67,500	September 30, 2007	December 7, 2007
Preferred stock (5th series Type 4)	281	67,500	September 30, 2007	December 7, 2007
Preferred stock (6th series Type 4)	281	67,500	September 30, 2007	December 7, 2007
Preferred stock (7th series Type 4)	281	67,500	September 30, 2007	December 7, 2007
Preferred stock (8th series Type 4)	281	67,500	September 30, 2007	December 7, 2007
Preferred stock (9th series Type 4)	281	67,500	September 30, 2007	December 7, 2007
Preferred stock (10th series Type 4)	281	67,500	September 30, 2007	December 7, 2007
Preferred stock (11th series Type 4)	281	67,500	September 30, 2007	December 7, 2007
Preferred stock (12th series Type 4)	281	67,500	September 30, 2007	December 7, 2007
Preferred stock (1st series Type 6)	3,097	44,250	September 30, 2007	December 7, 2007

Date of resolution: Meeting of the Board of Directors held on November 19, 2007

(c) Dividends to be paid in the fiscal year ending March 31, 2009

Type of shares	Aggregate amount of dividends	Source of dividends	Cash dividends per share	Record date	Effective date
	Millions of yen, except per share amount				
Common stock	¥53,655	Retained earnings	¥ 7,000	March 31, 2008	June 27, 2008
Preferred stock (1st series Type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
Preferred stock (2nd series Type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
Preferred stock (3rd series Type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
Preferred stock (4th series Type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
Preferred stock (5th series Type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
Preferred stock (6th series Type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
Preferred stock (7th series Type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
Preferred stock (8th series Type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
Preferred stock (9th series Type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
Preferred stock (10th series Type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
Preferred stock (11th series Type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
Preferred stock (12th series Type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
Preferred stock (1st series Type 6)	3,097	Retained earnings	44,250	March 31, 2008	June 27, 2008

Date of resolution: Ordinary general meeting of shareholders held on June 27, 2008

28. Cash Flows

(1) Fiscal year ended March 31, 2008

(a) QUOQ Inc. and two other companies became consolidated subsidiaries of SMFG due to increases in the voting rights in the fiscal year ended March 31, 2008. Their major assets and liabilities are as follows:

	Millions of yen	Millions of U.S. dollars
Assets	¥1,504,288	$15,014
Other assets	548,428	5,474
Customers' liabilities for acceptances and guarantees	891,593	8,899
Liabilities	¥1,471,831	$14,690
Borrowed money	436,628	4,358
Acceptances and guarantees	891,593	8,899

(b) The major assets and liabilities which were acquired due to a merger between SMBC Leasing Company, Limited and Sumisho Lease Co., Ltd. are as follows:

	Millions of yen	Millions of U.S. dollars
Assets	¥1,392,490	$13,898
Lease assets	632,224	6,310
Loans and bills discounted	329,069	3,284
Liabilities	¥1,249,703	$12,473
Borrowed money	571,741	5,707
Short-term bonds	393,000	3,923

(c) SMBC Auto Leasing Company, Limited and one other company were excluded from the scope of consolidation due to a merger with Sumisho Auto Leasing Corporation in the fiscal year ended March 31, 2008. Their major assets and liabilities are as follows:

	Millions of yen	Millions of U.S. dollars
Assets	¥305,751	$ 3,052
Lease assets	221,725	2,213
Liabilities	¥289,379	$ 2,888
Borrowed money	144,561	1,443
Short-term bonds	106,000	1,058

(2) Fiscal year ended March 31, 2007

Capital surplus increased by ¥221,365 million due to the fact that SMFG made SMBC Friend Securities into a wholly-owned subsidiary through a share exchange and delivered common stocks in the fiscal year ended March 31, 2007.

29. Employee Retirement Benefits

(1) Outline of employee retirement benefits

Consolidated subsidiaries in Japan have contributory funded defined benefit pension plans such as employee pension plans, qualified pension plans and lump-sum severance indemnity plans. A consolidated subsidiary in Japan adopts the defined-contribution pension plan. Certain domestic consolidated subsidiaries have a general type of employee pension plans. They may grant additional benefits in cases where certain requirements are met when employees retire.

Some overseas consolidated subsidiaries adopt defined-benefit pension plans and defined-contribution pension plans. SMBC and some consolidated subsidiaries in Japan contributed some of their marketable equity securities to employee retirement benefits trust.

(2) Projected benefit obligation

		Millions of yen		Millions of U.S. dollars
March 31		2008	2007	2008
Projected benefit obligation	(A)	¥(919,082)	¥ (910,139)	$(9,174)
Plan assets	(B)	975,920	1,186,060	9,741
Unfunded projected benefit obligation	(C)=(A)+(B)	56,838	275,921	567
Unrecognized net actuarial gain or loss	(D)	153,949	(83,905)	1,537
Unrecognized prior service cost	(E)	(37,118)	(48,257)	(370)
Net amount recorded on the consolidated balance sheet	(F)=(C)+(D)+(E)	173,669	143,757	1,734
Prepaid pension cost	(G)	212,370	178,182	2,120
Reserve for employee retirement benefits	(F)–(G)	¥ (38,701)	¥ (34,424)	$ (386)

Notes: 1. Some consolidated subsidiaries adopt the simple method in calculating the projected benefit obligation.
2. Plan assets related to the general type of the welfare pension plan at March 31, 2007 amounted to ¥19,648 million, and were not included in the "Plan assets" shown above.

(3) Pension expenses

Year ended March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Service cost	¥ 19,947	¥ 20,082	$ 199
Interest cost on projected benefit obligation	22,414	22,325	224
Expected return on plan assets	(32,407)	(30,184)	(323)
Amortization of unrecognized net actuarial gain or loss	4,546	3,305	45
Amortization of unrecognized prior service cost	(11,182)	(11,175)	(112)
Other (nonrecurring additional retirement allowance paid and other)	2,544	3,254	26
Pension expenses	¥ 5,863	¥ 7,607	$ 59
Gains on return of employee retirement benefits trust	—	(36,330)	—
Total	¥ 5,863	¥(28,722)	$ 59

Notes: 1. Pension expenses of consolidated subsidiaries which adopt the simple method are included in "Service cost."
2. Premium paid to defined-contribution pension is included in "Other."

(4) Assumptions

The principal assumptions used in determining benefit obligation and pension expenses at or for the fiscal years ended March 31, 2008 and 2007 were as follows:

Year ended March 31	2008	2007
Discount rate	1.4% to 2.5%	1.4% to 2.5%
Expected rate of return on plan assets	0% to 4.5%	0% to 4.5%

Estimated amounts of retirement benefits are allocated to each period by the straight-line method.

Unrecognized prior service cost is amortized using the straight-line method within the employees' average remaining service period at incurrence, over mainly 9 years for the fiscal years ended March 31, 2008 and 2007.

Unrecognized net actuarial gain or loss is amortized using the straight-line method within the employees' average remaining service period, commencing from the next fiscal year of incurrence, over mainly 9 years for the fiscal years ended March 31, 2008 and 2007.

30: Lease Transactions

(1) Financing leases

A summary of assumed amounts of acquisition cost, accumulated depreciation and net book value for financing leases without transfer of ownership at March 31, 2008 and 2007 was as follows:

(a) Lessee side

	Millions of yen						Millions of U.S. dollars		
	2008			2007			2008		
March 31	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value
Equipment	¥14,741	¥6,544	¥8,196	¥11,843	¥5,188	¥6,654	$147	$65	$82
Other	483	313	170	721	423	298	5	3	2
Total	¥15,224	¥6,858	¥8,366	¥12,564	¥5,612	¥6,952	$152	$68	$84

Future minimum lease payments excluding interest at March 31, 2008 and 2007 were as follows:

March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Due within one year	¥4,007	¥3,006	$40
Due after one year	4,791	4,205	48
	¥8,798	¥7,212	$88

Total lease expenses for the years ended March 31, 2008 and 2007 were ¥3,914 million ($39 million) and ¥3,046 million, respectively. Assumed depreciation for the years ended March 31, 2008 and 2007 amounted to ¥3,702 million ($37 million) and ¥2,690 million, respectively. Assumed depreciation is calculated using the straight-line method over the lease term of the respective assets without residual values. The difference between the minimum lease payments and the acquisition costs of the lease assets represents interest expenses. The allocation of such interest expenses over the lease term is calculated using the effective interest method. Interest expenses for the years ended March 31, 2008 and 2007 amounted to ¥177 million ($2 million) and ¥179 million, respectively.

(b) Lessor side

March 31	Millions of yen						Millions of U.S. dollars		
	2008			2007			2008		
	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value
Equipment....	¥3,111,499	¥2,021,324	¥1,090,174	¥1,812,599	¥1,186,663	¥625,936	$31,056	$20,175	$10,881
Other............	557,804	322,065	235,739	692,551	384,134	308,416	5,567	3,214	2,353
Total.............	¥3,669,303	¥2,343,389	¥1,325,914	¥2,505,150	¥1,570,797	¥934,353	$36,623	$23,389	$13,234

Future lease payments receivable excluding interest at March 31, 2008 and 2007 were as follows:

March 31	Millions of yen		Millions of U.S. dollars
	2008	2007	2008
Due within one year	¥ 446,616	¥307,152	$ 4,458
Due after one year	928,716	629,981	9,269
	¥1,375,333	¥937,133	$13,727

At March 31, 2008 and 2007, future lease payments receivable shown above included subleases of ¥6,693 million ($67 million) and ¥5,057 million (due within one year: ¥3,331 million ($33 million) and ¥2,214 million) on the lessor side, respectively. The amount on the lessee side was almost the same and was included in the future minimum lease payments shown in (a).

Total lease income for the years ended March 31, 2008 and 2007 was ¥478,069 million ($4,772 million) and ¥403,316 million, respectively. Depreciation for the years ended March 31, 2008 and 2007 amounted to ¥392,325 million ($3,916 million) and ¥324,614 million, respectively. Interest income represents the difference between the sum of the lease payments receivable and estimated salvage values, and the acquisition costs of the lease assets. The allocation of such interest income over the lease term is calculated using the effective interest method. Interest income for the years ended March 31, 2008 and 2007 amounted to ¥68,576 million ($684 million) and ¥52,856 million, respectively.

(2) Operating leases

(a) Lessee side

Future minimum lease payments at March 31, 2008 and 2007 were as follows:

March 31	Millions of yen		Millions of U.S. dollars
	2008	2007	2008
Due within one year	¥14,287	¥14,164	$143
Due after one year	63,723	55,124	636
	¥78,010	¥69,288	$779

(b) Lessor side

Future lease payments receivable at March 31, 2008 and 2007 were as follows:

March 31	Millions of yen		Millions of U.S. dollars
	2008	2007	2008
Due within one year	¥12,848	¥18,861	$128
Due after one year	42,130	53,625	421
	¥54,978	¥72,487	$549

Future lease payments receivable at March 31, 2008 and 2007 amounting to ¥36,396 million ($363 million) and ¥47,816 million, respectively, on the lessor side referred to in (1) and (2) above were pledged as collateral for borrowings.

31. Market Value of Marketable Securities and Money Held in Trust

(1) Securities

The amounts shown in the following tables include trading securities and short-term bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Deposits with banks," and beneficiary claims on loan trusts classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the consolidated balance sheets.

(a) Securities classified as trading purposes

	Millions of yen		Millions of U.S. dollars
March 31	2008	2007	2008
Consolidated balance sheet amount	¥1,114,812	¥1,149,952	$11,127
Valuation gains included in the earnings for the fiscal year	313	438	3

(b) Bonds classified as held-to-maturity with market value

	Millions of yen				
	2008				
March 31	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	¥ 614,281	¥ 625,028	¥10,747	¥12,035	¥1,287
Japanese local government bonds	97,311	98,903	1,591	1,591	—
Japanese corporate bonds	390,070	394,679	4,608	4,752	143
Other	9,178	8,985	(192)	—	192
Total	¥1,110,841	¥1,127,597	¥16,755	¥18,379	¥1,623

	Millions of yen				
	2007				
March 31	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	¥ 629,762	¥ 621,717	¥ (8,045)	¥ 20	¥ 8,065
Japanese local government bonds	97,102	95,307	(1,794)	—	1,794
Japanese corporate bonds	380,142	376,735	(3,406)	—	3,406
Other	5,445	5,626	180	180	—
Total	¥1,112,452	¥1,099,387	¥(13,065)	¥200	¥13,266

	Millions of U.S. dollars				
	2008				
March 31	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	$ 6,131	$ 6,238	$107	$120	$13
Japanese local government bonds	971	987	16	16	—
Japanese corporate bonds	3,893	3,939	46	47	1
Other	92	90	(2)	—	2
Total	$11,087	$11,254	$167	$183	$16

Note: Market value is calculated using market prices at the fiscal year-end.

(c) Other securities with market value

March 31	Millions of yen				
	2008				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	¥ 1,954,723	¥ 2,890,952	¥936,228	¥ 999,414	¥ 63,186
Bonds	9,864,246	9,731,353	(132,892)	18,645	151,537
Japanese government bonds	8,858,202	8,725,687	(132,515)	16,924	149,439
Japanese local government bonds	342,677	341,916	(760)	308	1,069
Japanese corporate bonds	663,366	663,750	383	1,412	1,028
Other	5,295,371	5,237,455	(57,915)	24,469	82,385
Total	¥17,114,341	¥17,859,762	¥745,420	¥1,042,530	¥297,109

March 31	Millions of yen				
	2007				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	¥ 1,953,767	¥ 3,926,414	¥1,972,647	¥1,987,337	¥ 14,689
Bonds	8,481,507	8,324,140	(157,367)	1,805	159,173
Japanese government bonds	7,150,792	7,010,306	(140,485)	1,182	141,668
Japanese local government bonds	482,555	474,001	(8,554)	119	8,674
Japanese corporate bonds	848,158	839,831	(8,327)	503	8,830
Other	2,754,061	2,763,949	9,888	42,977	33,089
Total	¥13,189,336	¥15,014,504	¥1,825,168	¥2,032,120	¥206,952

March 31	Millions of U.S. dollars				
	2008				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	$ 19,510	$ 28,854	$9,344	$ 9,975	$ 631
Bonds	98,456	97,130	(1,326)	186	1,512
Japanese government bonds	88,415	87,092	(1,323)	169	1,492
Japanese local government bonds	3,420	3,413	(7)	3	10
Japanese corporate bonds	6,621	6,625	4	14	10
Other	52,853	52,275	(578)	244	822
Total	$170,819	$178,259	$7,440	$10,405	$2,965

Notes: 1. Consolidated balance sheet amount is calculated as follows:

Stocks : Average market prices during one month before the fiscal year-end

Bonds and other : Market prices at the fiscal year-end

2. Other securities with market value are considered as impaired if the market value declines materially below the acquisition cost and such decline is not considered as recoverable. In such a case, the market value is recognized as the consolidated balance sheet amount and the amount of the write-down is accounted for as a valuation loss for the fiscal year. Valuation losses for the fiscal years ended March 31, 2008 and 2007 were ¥96,455 million ($963 million) and ¥7,296 million, respectively. The rule for determining "material decline" is as follows and is based on the classification of the issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers : Market value is lower than acquisition cost.

Issuers requiring caution : Market value is 30% or more lower than acquisition cost.

Normal issuers : Market value is 50% or more lower than acquisition cost.

Bankrupt issuers : Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers : Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers : Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution : Issuers that are identified for close monitoring.

Normal issuers : Issuers other than the above four categories of issuers.

(d) Held-to-maturity bonds sold during the years ended March 31, 2008 and 2007

There are no corresponding transactions.

(e) Other securities sold during the year

Year ended March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Sales amount	¥35,013,724	¥21,543,637	$349,473
Gains on sales	169,352	87,911	1,690
Losses on sales	33,521	141,143	335

(f) Securities with no available market value

	Millions of yen		Millions of U.S. dollars
	Consolidated balance sheet amount		Consolidated balance sheet amount
March 31	2008	2007	2008
Bonds classified as held-to-maturity			
Unlisted foreign securities	¥ 7	¥ 17	$ 0
Other	11,672	5,422	116
Other securities			
Unlisted stocks (excluding OTC stocks)	377,123	402,141	3,764
Unlisted bonds	2,826,953	2,846,521	28,216
Unlisted foreign securities	724,557	595,286	7,232
Other	567,374	476,942	5,663

(g) Change of classification of securities

There are no corresponding transactions.

(h) Redemption schedule of other securities with maturities and held-to-maturity bonds

March 31	Millions of yen			
	2008			
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	¥2,572,065	¥ 7,672,897	¥1,675,020	¥1,739,846
Japanese government bonds	1,919,514	5,205,946	521,200	1,693,316
Japanese local government bonds	142,310	142,937	153,582	398
Japanese corporate bonds	510,240	2,324,013	1,000,238	46,131
Other	825,298	3,847,580	580,263	562,258
Total	¥3,397,364	¥11,520,477	¥2,255,284	¥2,302,105

March 31	Millions of yen			
	2007			
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	¥3,564,060	¥4,284,559	¥2,346,081	¥2,082,953
Japanese government bonds	2,824,945	1,872,346	956,640	1,986,136
Japanese local government bonds	101,824	161,564	307,293	421
Japanese corporate bonds	637,290	2,250,648	1,082,146	96,396
Other	665,251	495,728	701,134	956,785
Total	¥4,229,311	¥4,780,288	¥3,047,215	¥3,039,739

March 31	Millions of U.S. dollars			
	2008			
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	$25,672	$ 76,583	$16,718	$17,365
Japanese government bonds	19,159	51,961	5,202	16,901
Japanese local government bonds	1,420	1,426	1,533	4
Japanese corporate bonds	5,093	23,196	9,983	460
Other	8,237	38,403	5,792	5,612
Total	$33,909	$114,986	$22,510	$22,977

(2) Money held in trust

(a) Money held in trust classified as trading purposes

March 31	Millions of yen		Millions of U.S. dollars
	2008	2007	2008
Consolidated balance sheet amount	¥1,488	—	$15
Valuation gains included in the earnings for the fiscal year	3	—	0

(b) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(c) Other money held in trust

March 31	Millions of yen		Millions of U.S. dollars
	2008	2007	2008
Acquisition cost	¥5,870	¥2,602	$58
Consolidated balance sheet amount	5,841	2,924	58
Net unrealized gains (losses)	(29)	322	(0)
Unrealized gains	—	322	—
Unrealized losses	29	—	0

Note: Consolidated balance sheet amount is calculated using market prices at the fiscal year-end.

(3) Net unrealized gains on other securities and other money held in trust

March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Net unrealized gains	¥745,330	¥1,825,564	$7,439
Other securities	745,359	1,825,242	7,439
Other money held in trust	(29)	322	(0)
(–) Deferred tax liabilities	192,478	567,845	1,921
Net unrealized gains on other securities (before following adjustment)	552,851	1,257,719	5,518
(–) Minority interests	1,632	8,589	16
(+)SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	(570)	13,004	(6)
Net unrealized gains on other securities	¥550,648	¥1,262,135	$5,496

Note: Net unrealized gains include foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

32. Derivative Transactions

(1) Interest rate derivatives

	Millions of yen			
	2008			
	Contract amount			
March 31	Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Interest rate futures:				
Sold	¥ 28,529,253	¥ 1,219,498	¥ (79,013)	¥ (79,013)
Bought	31,429,238	2,102,835	84,575	84,575
Interest rate options:				
Sold	411,164	—	(49)	(49)
Bought	411,164	—	51	51
Over-the-counter transactions				
Forward rate agreements:				
Sold	—	—	—	—
Bought	5,487,572	189,577	31	31
Interest rate swaps:	431,702,347	306,921,182	171,368	171,368
Receivable fixed rate/payable floating rate	204,294,602	148,030,995	1,948,325	1,948,325
Receivable floating rate/payable fixed rate	204,725,780	143,672,565	(1,770,092)	(1,770,092)
Receivable floating rate/payable floating rate	22,565,295	15,101,309	(1,749)	(1,749)
Interest rate swaptions:				
Sold	3,948,380	2,108,111	(62,141)	(62,141)
Bought	3,332,135	2,261,063	66,519	66,519
Caps:				
Sold	31,659,913	20,654,248	(13,437)	(13,437)
Bought	15,801,704	9,592,055	7,195	7,195
Floors:				
Sold	3,612,695	1,156,798	(10,171)	(10,171)
Bought	5,876,742	2,307,702	2,566	2,566
Other:				
Sold	2,366,908	1,161,375	(23,224)	(23,224)
Bought	4,965,301	3,143,768	59,900	59,900
Total	/	/	¥ 204,169	¥ 204,169

March 31	Millions of yen			
	2007			
	Contract amount		Market value	Valuation gains (losses)
	Total	Over 1 year		
Transactions listed on exchange				
Interest rate futures:				
Sold	¥ 60,107,669	¥ 3,490,131	¥ 4,557	¥ 4,557
Bought	58,921,496	3,573,504	(3,229)	(3,229)
Interest rate options:				
Sold	118,090	—	(20)	(20)
Bought	—	—	—	—
Over-the-counter transactions				
Forward rate agreements:				
Sold	400,000	—	278	278
Bought	11,162,242	125,008	(35)	(35)
Interest rate swaps:	445,985,618	333,381,100	57,891	57,891
Receivable fixed rate/payable floating rate	213,209,584	162,321,475	(292,629)	(292,629)
Receivable floating rate/payable fixed rate	212,837,074	156,710,751	342,402	342,402
Receivable floating rate/payable floating rate	19,815,084	14,229,818	13,821	13,821
Interest rate swaptions:				
Sold	3,163,737	1,550,186	(40,755)	(40,755)
Bought	3,380,799	2,002,072	61,695	61,695
Caps:				
Sold	21,500,368	14,937,062	(27,574)	(27,574)
Bought	12,022,208	8,260,827	16,947	16,947
Floors:				
Sold	842,962	709,538	(2,931)	(2,931)
Bought	3,569,523	2,042,491	1,342	1,342
Other:				
Sold	1,950,131	1,368,826	(11,465)	(11,465)
Bought	4,049,334	2,440,410	27,040	27,040
Total	/	/	¥ 83,740	¥ 83,740

March 31	Millions of U.S. dollars			
	2008			
	Contract amount		Market value	Valuation gains (losses)
	Total	Over 1 year		
Transactions listed on exchange				
Interest rate futures:				
Sold	$ 284,752	$ 12,172	$ (789)	$ (789)
Bought	313,696	20,988	844	844
Interest rate options:				
Sold	4,104	—	(0)	(0)
Bought	4,104	—	1	1
Over-the-counter transactions				
Forward rate agreements:				
Sold	—	—	—	—
Bought	54,772	1,892	0	0
Interest rate swaps:	4,308,837	3,063,391	1,710	1,710
Receivable fixed rate/payable floating rate	2,039,072	1,477,503	19,446	19,446
Receivable floating rate/payable fixed rate	2,043,375	1,434,001	(17,667)	(17,667)
Receivable floating rate/payable floating rate	225,225	150,727	(17)	(17)
Interest rate swaptions:				
Sold	39,409	21,041	(620)	(620)
Bought	33,258	22,568	664	664
Caps:				
Sold	315,999	206,151	(134)	(134)
Bought	157,717	95,739	72	72
Floors:				
Sold	36,058	11,546	(102)	(102)
Bought	58,656	23,033	26	26
Other:				
Sold	23,624	11,592	(232)	(232)
Bought	49,559	31,378	598	598
Total	/	/	$ 2,038	$ 2,038

Notes: 1. The above transactions are valued at market value and the valuation gains (losses) are accounted for in the consolidated statements of income. Derivative transactions to which the deferred hedge accounting method is applied are not included in the amounts above.

2. Market value of transactions listed on exchange is calculated using the closing prices on the Tokyo Financial Exchange and others.
Market value of OTC transactions is calculated using discounted present value and option pricing models.

(2) Currency derivatives

March 31	Millions of yen 2008 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Over-the-counter transactions				
Currency swaps	¥22,379,597	¥13,103,269	¥ (43,029)	¥ 160,284
Currency swaptions:				
Sold	829,741	824,731	(10,592)	(10,592)
Bought	930,422	908,013	27,161	27,161
Forward foreign exchange	56,377,725	5,755,015	140,241	140,241
Currency options:				
Sold	6,126,597	2,706,432	(289,853)	(289,853)
Bought	5,963,302	2,662,166	315,610	315,610
Total	/	/	¥ 139,537	¥ 342,851

March 31	Millions of yen 2007 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Over-the-counter transactions				
Currency swaps	¥20,642,376	¥12,660,922	¥ 42,405	¥ 55,918
Currency swaptions:				
Sold	866,633	863,798	3,489	3,487
Bought	896,229	890,206	4,146	4,149
Forward foreign exchange	61,066,579	5,056,679	(104,438)	(104,438)
Currency options:				
Sold	4,501,193	2,381,131	(159,703)	(159,703)
Bought	4,344,112	2,195,492	98,237	98,237
Total	/	/	¥(115,862)	¥(102,349)

March 31	Millions of U.S. dollars 2008 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Over-the-counter transactions				
Currency swaps	$ 223,372	$ 130,784	$ (429)	$ 1,600
Currency swaptions:				
Sold	8,282	8,232	(106)	(106)
Bought	9,287	9,063	271	271
Forward foreign exchange	562,708	57,441	1,400	1,400
Currency options:				
Sold	61,150	27,013	(2,893)	(2,893)
Bought	59,520	26,571	3,150	3,150
Total	/	/	$ 1,393	$ 3,422

Notes: 1. The above transactions are valued at market value and the valuation gains (losses) are accounted for in the consolidated statements of income. The amounts above do not include the following:

(a) Derivative transactions to which the deferred hedge accounting method is applied;

(b) Those that are allotted to financial assets/liabilities denominated in foreign currencies and whose market values are already reflected to the consolidated balance sheets; and

(c) Those that are allotted to financial assets/liabilities denominated in foreign currencies, and the financial assets/liabilities are eliminated in the process of consolidation.

2. Market value is calculated using discounted present value and option pricing models.

(3) Equity derivatives

March 31	Millions of yen 2008 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Equity price index futures:				
Sold	¥ 86,574	¥ —	¥ 64	¥ 64
Bought	41,498	—	151	151
Over-the-counter transactions				
Equity options:				
Sold	260,068	260,068	(32,730)	(32,730)
Bought	260,068	260,068	32,730	32,730
Total	/	/	¥ 216	¥ 216

March 31	Millions of yen 2007 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Equity price index futures:				
Sold	¥ 13,146	¥ —	¥(150)	¥(150)
Bought	19,646	—	403	403
Over-the-counter transactions				
Equity options:				
Sold	17,000	17,000	587	587
Bought	252,092	105,043	(587)	(587)
Total	/	/	¥ 252	¥ 252

March 31	Millions of U.S. dollars 2008 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Equity price index futures:				
Sold	$ 864	$ —	$ 1	$ 1
Bought	414	—	1	1
Over-the-counter transactions				
Equity options:				
Sold	2,596	2,596	(327)	(327)
Bought	2,596	2,596	327	327
Total	/	/	$ 2	$ 2

Notes: 1. The above transactions are valued at market value and the valuation gains (losses) are accounted for in the consolidated statements of income. Derivative transactions to which the deferred hedge accounting method is applied are not included in the amounts above.

2. Market value of transactions listed on exchange is calculated using the closing prices on the Tokyo Stock Exchange and others. Market value of OTC transactions is calculated using option pricing models.

(4) Bond derivatives

March 31	Millions of yen 2008 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Bond futures:				
Sold	¥1,659,033	¥ —	¥ 173	¥ 173
Bought	1,635,163	—	(762)	(762)
Bond futures options:				
Sold	—	—	—	—
Bought	14,500	—	65	65
Over-the-counter transactions				
Forward bond agreements:				
Sold	—	—	—	—
Bought	59,577	57,239	1,246	1,246
Bond options:				
Sold	240,000	—	(425)	(425)
Bought	240,000	—	975	975
Total	/	/	¥1,272	¥1,272

March 31	Millions of yen 2007 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Bond futures:				
Sold	¥667,769	¥ —	¥1,895	¥1,895
Bought	655,089	—	(1,680)	(1,680)
Over-the-counter transactions				
Forward bond agreements:				
Sold	—	—	—	—
Bought	69,970	65,498	1,575	1,575
Total	/	/	¥1,791	¥1,791

March 31	Millions of U.S. dollars 2008 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Bond futures:				
Sold	$16,559	$ —	$ 2	$ 2
Bought	16,321	—	(8)	(8)
Bond futures options:				
Sold	—	—	—	—
Bought	145	—	1	1
Over-the-counter transactions				
Forward bond agreements:				
Sold	—	—	—	—
Bought	595	571	12	12
Bond options:				
Sold	2,395	—	(4)	(4)
Bought	2,395	—	10	10
Total	/	/	$13	$13

Notes: 1. The above transactions are valued at market value and the valuation gains (losses) are accounted for in the consolidated statements of income. Derivative transactions to which the deferred hedge accounting method is applied are not included in the amounts above.

2. Market value of transactions listed on exchange is calculated using the closing prices on the Tokyo Stock Exchange and others. Market value of OTC transactions is calculated using discounted present value and option pricing models.

(5) Commodity derivatives

March 31	Millions of yen 2008 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Commodity futures:				
Sold	¥ —	¥ —	¥ —	¥ —
Bought	208	—	2	2
Over-the-counter transactions				
Commodity swaps:				
Receivable fixed price/payable floating price	296,505	267,523	(137,666)	(137,666)
Receivable floating price/payable fixed price	220,340	193,772	213,001	213,001
Commodity options:				
Sold	18,211	7,165	(2,011)	(2,011)
Bought	38,455	26,786	6,595	6,595
Total	/	/	¥ 79,921	¥ 79,921

March 31	Millions of yen 2007 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Commodity futures:				
Sold	¥ 237	¥ —	¥ (3)	¥ (3)
Bought	359	—	6	6
Commodity futures options:				
Sold	949	—	(43)	(43)
Bought	949	—	43	43
Over-the-counter transactions				
Commodity swaps:				
Receivable fixed price/payable floating price	359,881	311,948	(69,212)	(69,212)
Receivable floating price/payable fixed price	259,581	209,132	157,000	157,000
Receivable fixed price/payable fixed price	17,821	—	29	29
Commodity options:				
Sold	7,624	7,058	(945)	(945)
Bought	38,356	30,957	6,304	6,304
Total	/	/	¥ 93,180	¥ 93,180

March 31	Millions of U.S. dollars 2008 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Commodity futures:				
Sold	$ —	$ —	$ —	$ —
Bought	2	—	0	0
Over-the-counter transactions				
Commodity swaps:				
Receivable fixed price/payable floating price	2,959	2,670	(1,374)	(1,374)
Receivable floating price/payable fixed price	2,199	1,934	2,126	2,126
Commodity options:				
Sold	182	72	(20)	(20)
Bought	384	267	66	66
Total	/	/	$ 798	$ 798

Notes: 1. The above transactions are valued at market value and the valuation gains (losses) are accounted for in the consolidated statements of income. Derivative transactions to which the deferred hedge accounting method is applied are not included in the amounts above.
2. Market value of transactions listed on exchange is calculated using the closing prices on the New York Mercantile Exchange and others. Market value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
3. Commodity derivatives are transactions on fuel and metal.

(6) Credit derivative transactions

March 31	Millions of yen			
	2008			
	Contract amount		Market value	Valuation gains (losses)
	Total	Over 1 year		
Over-the-counter transactions				
Credit default options:				
Sold	¥1,421,367	¥1,302,732	¥(39,531)	¥(39,531)
Bought	1,912,377	1,710,521	77,378	77,378
Other:				
Sold	10	—	(2)	(2)
Bought	10	—	2	2
Total	/	/	¥ 37,846	¥ 37,846

March 31	Millions of yen			
	2007			
	Contract amount		Market value	Valuation gains (losses)
	Total	Over 1 year		
Over-the-counter transactions				
Credit default options:				
Sold	¥1,322,651	¥1,295,611	¥2,628	¥2,628
Bought	1,514,279	1,509,279	(1,816)	(1,816)
Other:				
Sold	40	—	(3)	(3)
Bought	40	—	3	3
Total	/	/	¥ 812	¥ 812

March 31	Millions of U.S. dollars			
	2008			
	Contract amount		Market value	Valuation gains (losses)
	Total	Over 1 year		
Over-the-counter transactions				
Credit default options:				
Sold	$14,187	$13,003	$(395)	$(395)
Bought	19,088	17,073	773	773
Other:				
Sold	0	—	(0)	(0)
Bought	0	—	0	0
Total	/	/	$ 378	$ 378

Notes: 1. The above transactions are valued at market value and the valuation gains (losses) are accounted for in the consolidated statements of income. Derivative transactions to which the deferred hedge accounting method is applied are not included in the amounts above.

2. Market value is calculated using discounted present value and option pricing models.

3. "Sold" represents transactions in which the credit risk is accepted; "Bought" represents transactions in which the credit risk is transferred.

33. Stock Options

SMFG applied the "Accounting Standard for Share-based Payment" and the related guidance from the fiscal year beginning on April 1, 2006. These accounting standards require companies to recognize compensation expense for stock acquisition rights based on the fair value at the grant date and over the vesting periods for stock acquisition rights newly granted on and after May 1, 2006. Share-based compensation expense of ¥29 million ($0 million) and ¥14 million are accounted for as general and administrative expenses in the fiscal year ended March 31, 2008 and 2007, respectively.

Outline of stock options and changes are as follows:

(1) SMFG

(a) Outline of stock options

Date of resolution	June 27, 2002
Title and number of grantees	Directors and employees of SMFG and SMBC: 677
Number of stock options	Common shares: 1,620
Grant date	August 30, 2002
Condition for vesting	N.A.
Requisite service period	N.A.
Exercise period	June 28, 2004 to June 27, 2012

(b) Stock options granted and changes

Number of stock options

Date of resolution	June 27, 2002
Before vested	
Previous fiscal year-end	—
Granted	—
Forfeited	—
Vested	—
Outstanding	—
After vested	
Previous fiscal year-end	1,116
Vested	—
Exercised	35
Forfeited	—
Exercisable	1,081

Price information (Yen)

Date of resolution	June 27, 2002
Exercise price	¥ 669,775
Average exercise price	1,188,285
Fair value at the grant date	—

(2) A consolidated subsidiary, Kansai Urban Banking Corporation

(a) Outline of stock options

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004	June 29, 2005
Title and number of grantees	Directors and employees 45	Directors and employees 44	Directors and employees 65	Directors and employees 174	Directors and employees 183
Number of stock options	Common shares 238,000	Common shares 234,000	Common shares 306,000	Common shares 399,000	Common shares 464,000
Grant date	July 31, 2001	July 31, 2002	July 31, 2003	July 30, 2004	July 29, 2005
Condition for vesting	N.A.	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.	N.A.
Exercise period	June 29, 2003 to June 28, 2011	June 28, 2004 to June 27, 2012	June 28, 2005 to June 27, 2013	June 30, 2006 to June 29, 2014	June 30, 2007 to June 29, 2015

Date of resolution	June 29, 2006	June 29, 2006	June 28, 2007	June 28, 2007
Title and number of grantees	Directors 9	Officers not doubling as directors 14 Employees 46	Directors 10	Officers not doubling as directors 14 Employees 48
Number of stock options	Common shares 162,000	Common shares 115,000	Common shares 174,000	Common shares 112,000
Grant date	July 31, 2006	July 31, 2006	July 31, 2007	July 31, 2007
Condition for vesting	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.
Exercise period	June 30, 2008 to June 29, 2016	June 30, 2008 to June 29, 2016	June 29, 2009 to June 28, 2017	June 29, 2009 to June 28, 2017

(b) Stock options granted and changes

Number of stock options

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004	June 29, 2005
Before vested					
Previous fiscal year-end	—	—	—	—	464,000
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—
Vested	—	—	—	—	464,000
Outstanding	—	—	—	—	—
After vested					
Previous fiscal year-end	174,000	174,000	256,000	363,000	—
Vested	—	—	—	—	464,000
Exercised	52,000	16,000	26,000	33,000	13,000
Forfeited	—	—	—	—	—
Exercisable	122,000	158,000	230,000	330,000	451,000

Date of resolution	June 29, 2006	June 29, 2006	June 28, 2007	June 28, 2007
Before vested				
Previous fiscal year-end	162,000	115,000	—	—
Granted	—	—	174,000	112,000
Forfeited	—	—	—	—
Vested	—	—	—	—
Outstanding	162,000	115,000	174,000	112,000
After vested				
Previous fiscal year-end	—	—	—	—
Vested	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Exercisable	—	—	—	—

Price information (Yen)

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004	June 29, 2005
Exercise price	¥155	¥131	¥179	¥202	¥313
Average exercise price	¥415	¥358	¥360	¥380	¥335
Fair value at the grant date	—	—	—	—	—

Date of resolution	June 29, 2006	June 29, 2006	June 28, 2007	June 28, 2007
Exercise price	¥490	¥490	¥461	¥461
Average exercise price	—	—	—	—
Fair value at the grant date	¥138	¥138	¥ 96	¥ 96

(c) Valuation technique used for valuating fair value of stock options

Stock options granted in the fiscal year ended March 31, 2008 were valued using the Black-Scholes option pricing model and the principal parameters were as follows:

Date of resolution	June 28, 2007
Expected volatility*1	36.91%
Average expected life*2	5 years
Expected dividends*3	¥5 per share
Risk-free interest rate*4	1.39%

*1 Calculated based on the actual stock prices during the five years from June 2002 to June 2007.

*2 The average expected life could not be estimated rationally due to an insufficient amount of data. Therefore, it was estimated assuming that the options were exercised at the midpoint of the exercise period.

*3 The actual dividends on common stock for the fiscal year ended March 31, 2007.

*4 Japanese government bond yield corresponding to the average expected life.

(d) Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

34. Segment Information

(1) Business segment information

Year ended March 31	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
	Millions of yen					
	2008					
I. Ordinary income						
(1) External customers	¥ 3,185,057	¥ 945,193	¥ 493,293	¥ 4,623,545	¥ —	¥ 4,623,545
(2) Intersegment	58,113	20,644	249,030	327,788	(327,788)	—
Total	3,243,171	965,837	742,324	4,951,333	(327,788)	4,623,545
Ordinary expenses	2,501,702	921,338	669,064	4,092,105	(299,720)	3,792,384
Ordinary profit	¥ 741,469	¥ 44,499	¥ 73,259	¥ 859,228	¥ (28,067)	¥ 831,160
II. Assets, depreciation, losses on impairment of fixed assets and capital expenditure						
Assets	¥107,336,930	¥3,020,106	¥6,707,715	¥117,064,752	¥(5,108,833)	¥111,955,918
Depreciation	61,223	399,910	25,972	487,106	16	487,122
Losses on impairment of fixed assets	4,740	109	310	5,161	—	5,161
Capital expenditure	99,277	458,002	36,007	593,286	3	593,290

Year ended March 31	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
	Millions of yen					
	2007					
I. Ordinary income						
(1) External customers	¥ 2,689,086	¥ 783,119	¥ 429,052	¥ 3,901,259	¥ —	¥ 3,901,259
(2) Intersegment	53,714	20,831	220,369	294,914	(294,914)	—
Total	2,742,800	803,951	649,421	4,196,173	(294,914)	3,901,259
Ordinary expenses	1,993,893	759,103	609,781	3,362,779	(260,130)	3,102,649
Ordinary profit	¥ 748,907	¥ 44,847	¥ 39,640	¥ 833,394	¥ (34,784)	¥ 798,610
II. Assets, depreciation, losses on impairment of fixed assets and capital expenditure						
Assets	¥97,525,686	¥2,241,572	¥5,663,614	¥105,430,874	¥(4,572,564)	¥100,858,309
Depreciation	59,908	336,712	17,630	414,251	16	414,268
Losses on impairment of fixed assets	4,661	—	25,887	30,548	—	30,548
Capital expenditure	216,612	390,455	27,565	634,633	13	634,647

Year ended March 31	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
	Millions of U.S. dollars					
	2008					
I. Ordinary income						
(1) External customers	$ 31,791	$ 9,434	$ 4,923	$ 46,148	$ —	$ 46,148
(2) Intersegment	580	206	2,486	3,272	(3,272)	—
Total	32,371	9,640	7,409	49,420	(3,272)	46,148
Ordinary expenses	24,970	9,196	6,678	40,844	(2,992)	37,852
Ordinary profit	$ 7,401	$ 444	$ 731	$ 8,576	$ (280)	$ 8,296
II. Assets, depreciation, losses on impairment of fixed assets and capital expenditure						
Assets	$1,071,334	$30,144	$66,950	$1,168,428	$(50,991)	$1,117,436
Depreciation	611	3,992	259	4,862	0	4,862
Losses on impairment of fixed assets	47	1	3	52	—	52
Capital expenditure	991	4,571	359	5,922	0	5,922

Notes: 1. The business segmentation is classified based on SMFG's internal management purpose. Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.

2. "Other business" includes securities, credit card, investment banking, loans, venture capital, system development and information processing.

3. Assets in Elimination include unallocated corporate assets of ¥4,101,536 million ($40,938 million) and ¥4,012,414 million at March 31, 2008 and 2007, respectively, which mainly consist of investments in subsidiaries and affiliates.

4. Ordinary income represents total income excluding gains on disposal of fixed assets, collection of written-off claims, gains on change in equity due to mergers of subsidiaries, gains on return of securities from employee retirement benefits trust and others.

   Ordinary expenses represent total expenses excluding losses on disposal of fixed assets, losses on impairment of fixed assets and others.

5. As mentioned in Note 2. (11), formerly, deposits which were derecognized as liabilities were expensed when they were actually reimbursed. However, from the fiscal year ended March 31, 2008, such reserve is provided in the estimated amount based on the historical reimbursement experience in accordance with the "Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (JICPA Audit and Assurance Practice Committee Report No. 42) of April 13, 2007. As a result, Ordinary profit of "Banking business" for the year ended March 31, 2008 decreased by ¥10,417 million ($104 million) each as compared with the former method.

(2) Geographic segment information

Year ended March 31	Millions of yen 2008 Japan	The Americas	Europe and Middle East	Asia and Oceania	Total	Elimination	Consolidated
I. Ordinary income							
(1) External customers..	¥ 3,911,887	¥ 280,556	¥ 249,321	¥ 181,780	¥ 4,623,545	¥ —	¥ 4,623,545
(2) Intersegment.........	121,804	59,437	11,000	39,046	231,289	(231,289)	—
Total	4,033,692	339,994	260,321	220,826	4,854,834	(231,289)	4,623,545
Ordinary expenses..........	3,359,217	240,378	249,869	156,831	4,006,298	(213,913)	3,792,384
Ordinary profit	¥ 674,474	¥ 99,615	¥ 10,451	¥ 63,994	¥ 848,536	¥ (17,375)	¥ 831,160
II. Assets	¥ 96,694,481	¥7,590,359	¥4,875,150	¥5,501,957	¥114,661,949	¥ (2,706,030)	¥111,955,918

Year ended March 31	Millions of yen 2007 Japan	The Americas	Europe and Middle East	Asia and Oceania	Total	Elimination	Consolidated
I. Ordinary income							
(1) External customers..	¥ 3,238,374	¥ 247,208	¥ 203,585	¥ 212,090	¥ 3,901,259	¥ —	¥ 3,901,259
(2) Intersegment.........	98,720	46,833	9,974	59,802	215,330	(215,330)	—
Total	3,337,094	294,042	213,559	271,892	4,116,589	(215,330)	3,901,259
Ordinary expenses..........	2,686,461	222,992	177,377	202,955	3,289,786	(187,137)	3,102,649
Ordinary profit	¥ 650,633	¥ 71,049	¥ 36,182	¥ 68,937	¥ 826,802	¥ (28,192)	¥ 798,610
II. Assets	¥89,301,196	¥5,775,716	¥3,190,553	¥4,514,648	¥102,782,115	¥ (1,923,805)	¥100,858,309

Year ended March 31	Millions of U.S. dollars 2008 Japan	The Americas	Europe and Middle East	Asia and Oceania	Total	Elimination	Consolidated
I. Ordinary income							
(1) External customers..	$ 39,045	$ 2,801	$ 2,488	$ 1,814	$ 46,148	$ —	$ 46,148
(2) Intersegment.........	1,215	593	110	390	2,308	(2,308)	—
Total	40,260	3,394	2,598	2,204	48,456	(2,308)	46,148
Ordinary expenses..........	33,528	2,400	2,494	1,565	39,987	(2,135)	37,852
Ordinary profit	$ 6,732	$ 994	$ 104	$ 639	$ 8,469	$ (173)	$ 8,296
II. Assets	$965,111	$75,760	$48,659	$54,915	$1,144,445	$(27,009)	$1,117,436

Notes: 1. The geographic segmentation is classified based on the degrees of the following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions. Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.

2. The Americas includes the United States, Brazil, Canada and others; Europe and the Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.

3. Assets in Elimination include unallocated corporate assets of ¥4,101,536 million ($40,938 million) and ¥4,012,414 million at March 31, 2008 and 2007, respectively, which mainly consist of investments in subsidiaries and affiliates.

4. Ordinary income represents total income excluding gains on disposal of fixed assets, collection of written-off claims, gains on change in equity due to mergers of subsidiaries, gains on return of securities from employee retirement benefits trust and others.
Ordinary expenses represent total expenses excluding losses on disposal of fixed assets, losses on impairment of fixed assets and others.

5. As mentioned in Note 2. (11), formerly, deposits which were derecognized as liabilities were expensed when they were actually reimbursed. However, from the fiscal year ended March 31, 2008, such reserve is provided in the estimated amount based on the historical reimbursement experience in accordance with the "Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (JICPA Audit and Assurance Practice Committee Report No. 42) of April 13, 2007. As a result, Ordinary profit of "Japan" for the year ended March 31, 2008 decreased by ¥10,417 million ($104 million) each as compared with the former method.

(3) Ordinary income from overseas operations

Year ended March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Consolidated ordinary income from overseas operations (A)	¥ 711,657	¥ 662,884	$ 7,103
Consolidated ordinary income (B)	4,623,545	3,901,259	46,148
(A) / (B)	15.4%	17.0%	15.4%

Notes: 1. Consolidated ordinary income from overseas operations is presented as a counterpart of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party, and the geographic segment information is not presented because such information is not available.

35. Special Purpose Entities

SMBC, a consolidated subsidiary of SMFG, provides loans, credit lines and liquidity lines to fourteen special purpose entities ("SPEs") for their fund needs and issuing of commercial papers. The SPEs are engaged in purchases of monetary claims such as receivables from SMBC customers, and incorporated under the laws of the Cayman Islands or as intermediate corporations with limited liabilities.

The combined assets and liabilities of the fourteen SPEs as of their most recent closing dates were ¥3,219,524 million ($32,134 million) and ¥3,219,835 million ($32,137 million), respectively. SMBC has no voting rights in the SPEs and sends no directors or employees.

The amounts of principal transactions with these SPEs in the year ended March 31, 2008 are as follows:

As of and year ended March 31	Millions of yen 2008 Balances		Income
Loans and bills discounted	¥1,803,952	Interest on loans and discounts	¥25,194
Credit lines	905,533	Fees and commissions	2,509
Liquidity lines	326,074	—	—

As of and year ended March 31	Millions of U.S. dollars 2008 Balances		Income
Loans and bills discounted	$18,005	Interest on loans and discounts	$251
Credit lines	9,038	Fees and commissions	25
Liquidity lines	3,255	—	—

36. Business Combinations

Fiscal year ended March 31, 2008

<A merger of leasing companies and a merger of auto leasing companies>

SMFG, SMBC Leasing Company, Limited ("SMBC Leasing") and SMBC Auto Leasing Company, Limited ("SMBC Auto Leasing") reached a final agreement with Sumitomo Corporation, Sumisho Lease Co., Ltd. ("Sumisho Lease") and Sumisho Auto Leasing Corporation ("Sumisho Auto Lease") on July 30, 2007 concerning strategic joint businesses in leasing and auto leasing business and mergers of two businesses (a merger between SMBC Leasing and Sumisho Lease, and a merger between SMBC Auto Leasing and Sumisho Auto Lease). They also concluded "Basic Agreement Concerning the Joint Business" and "Merger Agreement" with respect to the two businesses. In accordance with the merger agreements, SMBC Leasing and Sumisho Lease merged on October 1, 2007, and SMBC Auto Leasing and Sumisho Auto Lease also merged on the same day.

<Purchase method>

A merger of leasing companies

1. Outline of the business combination of leasing companies

(1) Name and business of the acquired company

Sumisho Lease (Leasing business)

(2) Reason for the business combination

SMBC Leasing and Sumisho Lease have merged with the aim of achieving the highest leasing volume in Japan by leveraging the blue-chip customer bases of both the SMFG Group and the Sumitomo Corporation Group, and to create a high quality leasing company that can respond accurately and timely to market needs which are becoming increasingly sophisticated, by combining and blending the finance know-how of SMBC Leasing as a subsidiary of a bank and the product and distribution know-how of Sumisho Lease as a subsidiary of a trading company, thereby promoting diversification and differentiation of products and providing more value-added products going beyond traditional approaches.

(3) Date of the business combination
October 1, 2007

(4) Legal form of business combination
The merger was a merger procedure by absorption with Sumisho Lease as the surviving company and SMBC Leasing was dissolved. (Name of the merged company: Sumitomo Mitsui Finance and Leasing Company, Limited)

(5) Name of a controlling entity after the business combination
Sumitomo Mitsui Financial Group, Inc.

(6) Percentage share of voting rights SMFG has acquired
55%

2. Period of the acquired company's financial results included in the consolidated financial statements
From October 1, 2007 to March 31, 2008

3. Acquisition cost of the acquired company

	Millions of yen	Millions of U.S. dollars
45% of the fair value of SMBC Leasing's common stock	¥140,648	$1,404
45% of the fair value of SMBC Leasing's preferred stock	24,750	247
Acquisition cost	¥165,398	$1,651

4. Merger ratio, calculation method, number of shares delivered and valuation

(1) Merger ratio
Common stock
Sumisho Lease 1 : SMBC Leasing 1.4859*
Preferred stock
Sumisho Lease 1 : SMBC Leasing 5.7050*

* The amounts are rounded down to the nearest ten-thousandth.

(2) Basis for calculation of the merger ratio
In order to ensure the fairness and reasonableness of the merger ratio (hereinafter referred to as the "merger ratio"), SMBC Leasing and Sumisho Lease conducted negotiation and discussion based on the analysis of the merger ratio provided by each financial advisor, Daiwa Securities SMBC Co. Ltd., appointed by SMBC Leasing, and Nomura Securities Co., Ltd., appointed by Sumisho Lease, respectively.

(3) Number of shares delivered and value
52,422,762 shares of common stock of Sumisho Lease were allocated for 31,375,000 shares (30,000,000 shares of common stock and 1,375,000 shares of preferred stock) of SMBC Leasing (44,578,289 shares of Sumisho Lease's common stock for SMBC Leasing's common stock and 7,844,473 shares of Sumisho Lease's common stock for SMBC Leasing's preferred stock). Total estimated value amounted to ¥367,552 million ($3,669 million).

5. Goodwill, reason for recognizing goodwill, amortization method and amortization period

(1) Amount of goodwill
¥88,090 million ($879 million)

(2) Reason for recognizing goodwill
SMFG accounted for the difference between the acquisition cost and the increased amount of interests in Sumisho Lease as goodwill.

(3) Method and term to amortize goodwill
Straight-line method over 20 years

6. Amounts of assets and liabilities acquired on the day of the business combination

(1) Assets

	Millions of yen	Millions of U.S. dollars
Total assets	¥1,392,490	$13,898
Lease assets	632,224	6,310
Loans and bills discounted	329,069	3,284

(2) Liabilities

	Millions of yen	Millions of U.S. dollars
Total liabilities	¥1,249,703	$12,473
Borrowed money	571,741	5,707
Short-term bonds	393,000	3,923

7. Approximate amounts of impact on the consolidated statement of income for the fiscal year ended March 31, 2008, assuming that the business combinations had been completed on the commencement date of the fiscal year.

(1) The difference between the pro-forma ordinary income and other income information assuming that the business combinations had been completed on the commencement date of the fiscal year and the actual ordinary income and other income information which is recorded in the consolidated statement of income is as follows.

	Millions of yen	Millions of U.S. dollars
Ordinary income	¥277,442	$2,769
Ordinary profit	35,319	353
Net income	30,938	309

(2) Calculation method of the pro-forma amounts and material assumptions

The pro-forma amounts are calculated retroactively to the commencement date of the fiscal year based on the amounts stated in Sumisho Lease's statement of income for the period from April 1, 2007 to September 30, 2007. However, such amounts do not indicate the results of operations in case the business combinations are actually completed on the commencement date of the fiscal year.

The pro-forma information mentioned above has not been audited by KPMG AZSA & Co.

<Business combination of consolidated subsidiary>

A merger of auto leasing companies

1. Outline of the business combination of auto leasing companies

(1) Name and business of the companies

Acquiring company: Sumisho Auto Lease (Auto leasing business)

Acquired company: SMBC Auto Leasing (Auto leasing business)

(2) Reason for the business combination

Sumisho Auto Lease and SMBC Auto Leasing have merged to survive and thrive in the auto leasing industry that is becoming increasingly competitive and to establish a structure to capture the number one market share by capitalizing on the high-quality customer bases of both the Sumitomo Corporation Group and the SMFG Group and combining the high-value-added services of Sumisho Auto Lease based on its value chain and business network of SMBC Auto Leasing. Another aim of the merger is to achieve better customer satisfaction by combining and blending the product and distribution know-how of Sumisho Auto Lease as a subsidiary of a trading company, and the finance know-how of SMBC Auto Leasing as a subsidiary of a bank, thereby pursuing various services.

(3) Date of the business combination

October 1, 2007

(4) Legal form of business combination

The merger was a merger procedure by absorption with Sumisho Auto Leasing as the surviving company, and SMBC Auto Leasing was dissolved. (Name of the merged company: Sumitomo Mitsui Auto Service Company, Limited)

2. Outline of accounting method

SMFG will apply the accounting procedures stipulated by Article 20 of the "Accounting Standard for Business Divestitures" (ASBJ Statement No. 7).

3. Name of the business segment, in which the subsidiary was included, in the segment information
Leasing business

4. Consolidated statement of income for the fiscal year included the following earnings of SMBC Auto Leasing: (approximate amounts)

	Millions of yen	Millions of U.S. dollars
Ordinary income	¥69,752	$696
Ordinary profit	2,237	22
Net income	1,254	13

5. Status after the business combination
SMBC Auto Leasing and its subsidiaries are excluded from the scope of consolidation, and Sumitomo Mitsui Auto Service Company, Limited and its subsidiaries have become affiliated companies accounted for by the equity method.

Fiscal year ended March 31, 2007
<Transactions under common control>

1. Outline of the transactions
   (1) Name and business of combined entity
   SMBC Friend Securities Co., Ltd. ("SMBC Friend Securities")
   Securities business
   (2) Form of reorganization
   Exchange of shares
   (3) Name of the entity after the reorganization
   Sumitomo Mitsui Financial Group, Inc. ("SMFG")
   (4) Outline and purpose of the transaction
   In accordance with the stabilization of the Japanese financial system, Japanese households' portfolios have shown clear signs of a shift from savings to investment, and their investment needs are expected to become further diversified. At the same time, we believe that new types of asset management services will become popular among individual investors who improve their financial knowledge and have an increased interest in portfolio management based on asset allocation concepts.
   In view of these trends, SMFG will further strengthen cooperation among group companies by making SMBC Friend Securities a wholly-owned subsidiary, establishing a new business model distinct from the conventional one by combining banking and securities businesses and maximizing synergies between them. With such initiatives, SMFG will try to make every effort to enhance the enterprise value of the whole group.

2. Accounting method
   SMFG applied the following accounting treatments stipulated by the Accounting Standard for Business Combinations to the consolidated and nonconsolidated financial statements:
   "Chapter 3 Accounting Standard for Business Combinations, Article 4 Accounting treatment for the transactions under common control, Paragraph 2 Transactions with minority shareholders."

3. Additional acquisition of subsidiary's shares
   (1) Acquisition cost

	Millions of yen
Common shares	¥221,365
Expenses for acquiring the common shares	160
Acquisition cost	¥221,525

   (2) Share exchange ratio, its basis for determination, number of shares delivered and its values
   (a) Type of shares and share exchange ratio
   Common shares
   SMFG 1: SMBC Friend Securities 0.0008
   (b) Basis for determination of share exchange ratio
   SMFG appointed Goldman Sachs (Japan) Ltd. as its financial advisor and SMBC Friend Securities appointed Merrill Lynch Japan Securities Co., Ltd. as its financial advisor. SMFG and SMBC Friend Securities comprehensively considered numerous factors including results of the analyses provided by their respective financial advisors, and discussed and agreed to the above.
   (c) Number of shares delivered and values
   249,015 shares
   ¥221,525 million

(3) Goodwill, reason for recognizing goodwill, amortization method and amortization term

(a) Amount of goodwill
¥99,995 million

(b) Reason for recognizing goodwill
SMFG accounted for the difference between the acquisition cost of additional shares of common stock of SMBC Friend Securities, and the decrease in minority interests, as goodwill.

(c) Method and term to amortize goodwill
Straight-line method over 20 years

37. Per Share Data

	Yen		U.S. dollars
March 31	2008	2007	2008
Net assets per share	¥424,546.01	¥469,228.59	$4,237.41

	Yen		U.S. dollars
Year ended March 31	2008	2007	2008
Net income per share	¥59,298.24	¥57,085.83	$591.86
Net income per share (diluted)	56,657.41	51,494.17	565.50

Notes: 1. The ASBJ revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No. 4, issued on September 25, 2002) on January 31, 2006, and the revised Guidance was applicable from the fiscal year ending on or after May 1, 2006, the implementation date of the Company Law. Effective April 1, 2006, SMFG applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges. This accounting change decreased net assets per share at March 31, 2007 by ¥11,596.71 compared with the former method.

2. Net income per share and net income per share (diluted) are calculated based on the following:

	Millions of yen, except number of shares		Millions of U.S. dollars
Year ended March 31	2008	2007	2008
Net income per share			
Net income	¥461,536	¥441,351	$4,607
Amount not attributable to common stockholders	12,958	12,958	129
Dividends on preferred stock	12,958	12,958	129
Net income attributable to common stock	448,577	428,392	4,477
Average number of common stock during the year (in thousands)	7,564	7,504	/
Net income per share (diluted)			
Adjustment for net income	6,751	6,748	67
Dividends on preferred stock	6,763	6,763	68
Stock acquisition rights issued by subsidiaries and affiliates	(11)	(14)	(0)
Increase in number of common stock (in thousands)	471	945	/
Preferred stock	471	945	/
Stock acquisition rights	0	0	/

3. Net assets per share is calculated based on the following:

	Millions of yen, except number of shares		Millions of U.S. dollars
March 31	2008	2007	2008
Net assets	¥5,224,076	¥5,331,279	$52,142
Amounts excluded from Net assets	2,012,532	1,781,555	20,087
Preferred stock	360,303	360,303	3,596
Dividends on preferred stock	6,479	12,958	65
Stock acquisition rights	43	14	0
Minority interests	1,645,705	1,408,279	16,426
Net assets attributable to common stock at the fiscal year-end	3,211,544	3,549,724	32,055
Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	7,564	7,565	/

38. Subsequent Events

(1) The following appropriation of retained earnings of SMFG at March 31, 2008 was approved by the ordinary general meeting of shareholders held on June 27, 2008:

		Millions of yen	Millions of U.S. dollars
Cash dividends,	¥7,000 per share on common stock	¥53,655	$536
	¥67,500 per share on preferred stock (1st to 12th series Type 4)	3,381	34
	¥44,250 per share on preferred stock (1st series Type 6)	3,097	31

(2) SMFG resolved at the meeting of the Board of Directors held on April 28, 2008 to authorize the redemption in full of the preferred securities issued by its overseas special purpose subsidiary. The outline of the preferred securities to be redeemed is as follows.

Issuer	SB Treasury Company L.L.C.
Type of securities issued	Non-cumulative perpetual preferred securities
Total redemption amount	$1,800 million
Scheduled redemption date	June 30, 2008
Reason for redemption	Optional redemption

(3) SMFG resolved at the meeting of the Board of Directors held on April 28, 2008 to issue preferred securities through overseas special purpose subsidiaries and establish wholly-owned subsidiaries in Cayman Island. The preferred securities issued on May 12, 2008 were as follows.

Issuer	SMFG Preferred Capital USD 2 Limited An overseas special purpose subsidiary established in the Cayman Islands, the voting rights of which are wholly owned by SMFG
Type of securities	U.S. Dollar denominated Non-cumulative Perpetual Preferred Securities The preferred securities are not convertible or exchangeable into common stock of SMFG.
Total issue amount	$1,800 million
Dividends	8.75% per annum (fixed rate)
Issue price	$1,000 per preferred security
Use of proceeds	To be ultimately provided to SMBC, a banking subsidiary of SMFG, as perpetual subordinated loans
Ranking	The preferred securities rank, as to liquidation preferences, effectively pari passu with preferred stock of SMFG
Method of offering	Offered in euro market. Also, offered in the U.S. market through private placement to qualified institutional investors.
Listing	Singapore Exchange Securities Trading Limited
Issue date	May 12, 2008

(4) Fractional shares will be eliminated when the electronic share certificate system is introduced at the same time as the January 2009 implementation of the "Law for Partial Amendment of the Laws Related to Transfer of Bonds, etc., to Streamline Settlement with respect to Transactions of Stock, etc." (Law No. 88 of 2004). In order to eliminate the fractional shares, SMFG resolved to execute a 100 for 1 common stock split and adopt a unit share system, under which the number of shares constituting one unit will be 100, at the meeting of the Board of Directors held on May 16, 2008, subject to the approval of the amendment of the articles of incorporation at the 6th ordinary general meeting of shareholders and the general meeting of holders of class shares with respect to each class of shares that will be held on June 27, 2008. If the stock split had been implemented on April 1, 2006, per share information for the fiscal years ended March 31, 2008 and 2007 would be as follows.

	Yen		U.S. dollars
Year ended March 31	2008	2007	2008
Net assets per share	¥4,245.46	¥4,692.29	$42.37
Net income per share	592.98	570.86	5.92
Net income per share (diluted)	566.57	514.94	5.65

39. Parent Company

(1) Nonconsolidated Balance Sheets

Sumitomo Mitsui Financial Group, Inc.

March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars (Note 1) 2008
Assets			
Current assets	¥ 68,956	¥ 109,364	$ 688
Cash and due from banks	53,735	37,073	536
Prepaid expenses	21	21	0
Deferred tax assets	359	265	4
Accrued income	56	23	1
Accrued income tax refunds	14,267	71,377	142
Other current assets	515	603	5
Fixed assets	3,952,260	3,850,079	39,448
Tangible fixed assets	4	7	0
Buildings	0	0	0
Equipment	4	6	0
Intangible fixed assets	9	20	0
Software	9	20	0
Investments and other assets	3,952,246	3,850,052	39,448
Investments in securities	—	20	—
Investments in subsidiaries and affiliates	3,950,642	3,847,716	39,432
Deferred tax assets	1,603	2,315	16
Total assets	¥4,021,217	¥3,959,444	$40,136
Liabilities and net assets			
Liabilities			
Current liabilities	¥1,052,242	¥ 961,372	$10,503
Short-term borrowings	1,049,030	959,030	10,470
Accounts payable	223	108	2
Accrued expenses	173	48	2
Income taxes payable	1,539	964	16
Business office taxes payable	4	4	0
Reserve for employee bonuses	81	83	1
Reserve for executive bonuses	74	—	1
Other current liabilities	1,114	1,132	11
Fixed liabilities	225	174	2
Reserve for executive retirement benefits	225	174	2
Total liabilities	1,052,468	961,546	10,505
Net assets			
Stockholders' equity			
Capital stock	1,420,877	1,420,877	14,182
Capital surplus	930,386	930,469	9,286
Capital reserve	642,355	642,355	6,411
Other capital surplus	288,031	288,113	2,875
Retained earnings	700,679	729,129	6,993
Other retained earnings	700,679	729,129	6,993
Voluntary reserve	30,420	30,420	303
Retained earnings brought forward	670,259	698,709	6,690
Treasury stock	(83,194)	(82,578)	(830)
Total stockholders' equity	2,968,749	2,997,898	29,631
Total net assets	2,968,749	2,997,898	29,631
Total liabilities and net assets	¥4,021,217	¥3,959,444	$40,136

(2) Nonconsolidated Statements of Income
Sumitomo Mitsui Financial Group, Inc.

Year ended March 31	Millions of yen		Millions of U.S. dollars (Note 1)
	2008	2007	2008
Operating income	¥111,637	¥376,479	$1,114
Dividends on investments in subsidiaries and affiliates	89,693	366,680	895
Fees and commissions received from subsidiaries	21,944	9,798	219
Operating expenses	6,246	3,641	62
General and administrative expenses	6,246	3,641	62
Operating profit	105,391	372,838	1,052
Non-operating income	466	234	5
Interest income on deposits	298	213	3
Fees and commissions income	14	20	0
Other non-operating income	153	0	2
Non-operating expenses	16,794	8,594	168
Interest on borrowings	11,012	4,311	110
Amortization of organization costs	—	301	—
Fees and commissions expenses	1,263	3,978	13
Losses on devaluation of stocks of affiliate	4,518	—	45
Other non-operating expenses	—	3	—
Ordinary profit	89,063	364,477	889
Income before income taxes	89,063	364,477	889
Income taxes:			
current	5,470	2,918	55
deferred	618	(1,975)	6
Net income	¥ 82,975	¥363,535	$ 828

	Yen		U.S. dollars (Note 1)
	2008	2007	2008
Per share data:			
Net income	¥9,134.13	¥46,326.41	$91.17
Net income — diluted	9,133.76	41,973.46	91.16

(3) Nonconsolidated Statements of Changes in Net Assets
Sumitomo Mitsui Financial Group, Inc.

	Millions of yen									
	Stockholders' equity									
		Capital surplus			Retained earnings					
					Other retained earnings					
Year ended March 31, 2008	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders' equity	Total net assets
Balance at March 31, 2007	¥1,420,877	¥642,355	¥288,113	¥930,469	¥30,420	¥ 698,709	¥ 729,129	¥(82,578)	¥2,997,898	¥2,997,898
Changes in the year										
Cash dividends						(111,425)	(111,425)		(111,425)	(111,425)
Net income						82,975	82,975		82,975	82,975
Acquisition of own shares								(901)	(901)	(901)
Disposal of treasury shares			(82)	(82)				285	202	202
Net changes in the year	—	—	(82)	(82)	—	(28,450)	(28,450)	(616)	(29,149)	(29,149)
Balance at March 31, 2008	¥1,420,877	¥642,355	¥288,031	¥930,386	¥30,420	¥ 670,259	¥ 700,679	¥(83,194)	¥2,968,749	¥2,968,749

	Millions of yen									
	Stockholders' equity									
		Capital surplus			Retained earnings					
					Other retained earnings					
Year ended March 31, 2007	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders' equity	Total net assets
Balance at March 31, 2006	¥1,420,877	¥1,420,989	¥ 684,406	¥ 2,105,396	¥30,420	¥383,126	¥413,546	¥ (4,393)	¥3,935,426	¥ 3,935,426
Changes in the year										
Transfer of capital reserve to other capital surplus		(1,000,000)	1,000,000	—					—	—
Increase due to exchange of shares		221,365		221,365					221,365	221,365
Cash dividends						(47,951)	(47,951)		(47,951)	(47,951)
Net income						363,535	363,535		363,535	363,535
Acquisition of own shares								(1,474,644)	(1,474,644)	(1,474,644)
Disposal of treasury shares			(15)	(15)				182	167	167
Retirement of treasury shares			(1,396,277)	(1,396,277)				1,396,277	—	—
Net changes in the year	—	(778,634)	(396,292)	(1,174,927)	—	315,583	315,583	(78,184)	(937,527)	(937,527)
Balance at March 31, 2007	¥1,420,877	¥ 642,355	¥ 288,113	¥ 930,469	¥30,420	¥698,709	¥729,129	¥ (82,578)	¥2,997,898	¥ 2,997,898

	Millions of U.S. dollars (Note 1)									
	Stockholders' equity									
		Capital surplus			Retained earnings					
					Other retained earnings					
Year ended March 31, 2008	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders' equity	Total net assets
Balance at March 31, 2007	$14,182	$6,411	$2,876	$9,287	$303	$ 6,974	$ 7,277	$(824)	$29,922	$29,922
Changes in the year										
Cash dividends						(1,112)	(1,112)		(1,112)	(1,112)
Net income						828	828		828	828
Acquisition of own shares								(9)	(9)	(9)
Disposal of treasury shares			(1)	(1)				3	2	2
Net changes in the year	—	—	(1)	(1)	—	(284)	(284)	(6)	(291)	(291)
Balance at March 31, 2008	$14,182	$6,411	$2,875	$9,286	$303	$ 6,690	$ 6,993	$(830)	$29,631	$29,631

Independent Auditors' Report

To the Board of Directors of
Sumitomo Mitsui Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Sumitomo Mitsui Financial Group, Inc. ("SMFG") and consolidated subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, changes in net assets and cash flows for the years then ended, expressed in Japanese yen. These consolidated financial statements are the responsibility of SMFG's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SMFG and subsidiaries as of March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 38 to the consolidated financial statements,

1. SMFG resolved at the meeting of the Board of Directors held on April 28, 2008 to authorize the redemption in full of the preferred securities issued by an overseas special purpose subsidiary.
2. SMFG resolved at the meeting of the Board of Directors held on April 28, 2008 to establish overseas special purpose subsidiaries and to issue preferred securities through the subsidiaries on May 12, 2008.

The consolidated financial statements as of and for the year ended March 31, 2008 have been translated into United States dollars solely for convenience of the readers. We have recomputed the translation, and in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 27, 2008

Supplemental Information

Consolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Banking Corporation and Subsidiaries

March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Assets			
Cash and due from banks	¥ 2,720,542	¥ 1,907,823	$ 27,154
Deposits with banks	2,226,977	2,046,199	22,227
Call loans and bills bought	570,802	1,102,078	5,697
Receivables under resale agreements	357,075	76,551	3,564
Receivables under securities borrowing transactions	1,940,170	2,276,894	19,365
Commercial paper and other debt purchased	1,091,663	960,591	10,896
Trading assets	4,081,480	3,262,341	40,737
Money held in trust	7,329	2,924	73
Securities	23,160,903	20,304,639	231,170
Loans and bills discounted	62,972,601	59,617,850	628,532
Foreign exchanges	893,567	881,436	8,919
Other assets	3,024,123	1,630,049	30,184
Tangible fixed assets	756,449	755,891	7,550
Intangible fixed assets	125,013	101,219	1,248
Lease assets	27,125	26,922	271
Deferred tax assets	920,834	804,627	9,191
Customers' liabilities for acceptances and guarantees	4,609,160	3,673,396	46,004
Reserve for possible loan losses	(848,031)	(860,799)	(8,464)
Total assets	¥108,637,791	¥98,570,638	$1,084,318

(Continued)

March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Liabilities and net assets			
Liabilities			
Deposits	¥ 75,892,384	¥74,826,561	$ 757,485
Call money and bills sold	2,653,142	2,286,698	26,481
Payables under repurchase agreements	1,828,672	140,654	18,252
Payables under securities lending transactions	5,732,042	1,516,342	57,212
Trading liabilities	2,671,554	1,941,142	26,665
Borrowed money	2,742,166	2,034,633	27,370
Foreign exchanges	301,123	323,890	3,005
Short-term bonds	—	3,500	—
Bonds	3,804,208	3,929,325	37,970
Due to trust account	80,796	65,062	806
Other liabilities	3,087,166	2,279,167	30,813
Reserve for employee bonuses	20,427	18,919	204
Reserve for executive bonuses	688	—	7
Reserve for employee retirement benefits	17,084	13,382	170
Reserve for executive retirement benefits	6,695	6,233	67
Reserve for reimbursement of deposits	10,417	—	104
Other reserves	0	18	0
Deferred tax liabilities	51,868	49,714	518
Deferred tax liabilities for land revaluation	47,446	49,536	474
Acceptances and guarantees	4,609,160	3,673,396	46,004
Total liabilities	103,557,043	93,158,180	1,033,607
Net assets			
Capital stock	664,986	664,986	6,637
Capital surplus	1,603,512	1,603,512	16,005
Retained earnings	861,508	581,619	8,599
Total stockholders' equity	3,130,008	2,850,119	31,241
Net unrealized gains on other securities	558,013	1,269,385	5,570
Net deferred losses on hedges	(74,990)	(87,571)	(749)
Land revaluation excess	34,844	37,526	348
Foreign currency translation adjustments	(28,468)	(37,194)	(284)
Total valuation and translation adjustments	489,398	1,182,145	4,885
Stock acquisition rights	43	14	0
Minority interests	1,461,297	1,380,179	14,585
Total net assets	5,080,747	5,412,458	50,711
Total liabilities and net assets	¥108,637,791	¥98,570,638	$1,084,318

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥100.19 to US$1, the exchange rate prevailing at March 31, 2008.

Consolidated Statements of Income (Unaudited)

Sumitomo Mitsui Banking Corporation and Subsidiaries

Year ended March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Income			
Interest income:			
Interest on loans and discounts	¥1,564,343	¥1,377,189	$15,614
Interest and dividends on securities	333,692	369,548	3,331
Interest on receivables under resale agreements	7,044	7,098	70
Interest on receivables under securities borrowing transactions	7,032	4,857	70
Interest on deposits with banks	100,826	96,700	1,006
Other interest income	109,692	94,840	1,095
Trust fees	3,710	3,482	37
Fees and commissions	550,053	577,435	5,490
Trading profits	449,141	118,589	4,483
Other operating income	227,270	197,172	2,268
Other income	64,803	124,779	647
Total income	3,417,611	2,971,693	34,111
Expenses			
Interest expenses:			
Interest on deposits	547,205	500,904	5,462
Interest on borrowings and rediscounts	57,306	41,320	572
Interest on payables under repurchase agreements	7,384	18,353	74
Interest on payables under securities lending transactions	45,499	60,856	454
Interest on bonds and short-term bonds	89,279	88,353	891
Other interest expenses	166,975	86,996	1,667
Fees and commissions	117,869	111,413	1,176
Trading losses	—	1,936	—
Other operating expenses	461,276	236,292	4,604
General and administrative expenses	821,897	768,498	8,203
Provision for reserve for possible loan losses	56,364	19,940	563
Other expenses	320,546	286,105	3,199
Total expenses	2,691,606	2,220,971	26,865
Income before income taxes and minority interests	726,004	750,722	7,246
Income taxes:			
Current	40,791	47,601	407
Deferred	265,384	238,764	2,649
Minority interests in net income	68,007	62,561	678
Net income	¥ 351,820	¥ 401,795	$ 3,512

	Yen		U.S. dollars
Per share data:			
Net income	¥6,132.91	¥7,072.09	$61.21
Net income — diluted	6,132.75	7,012.46	61.21

Notes: 1. Amounts less than one million yen have been omitted.

2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥100.19 to US$1, the exchange rate prevailing at March 31, 2008.

Nonconsolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Banking Corporation

March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Assets			
Cash and due from banks	¥ 2,526,553	¥ 1,734,199	$ 25,217
Deposits with banks	2,421,977	2,265,361	24,174
Call loans and bills bought	374,083	1,006,657	3,734
Receivables under resale agreements	328,544	39,725	3,279
Receivables under securities borrowing transactions	1,900,294	2,213,314	18,967
Commercial paper and other debt purchased	447,538	333,524	4,467
Trading assets	3,638,676	2,914,023	36,318
Money held in trust	7,329	2,924	73
Securities	22,758,241	20,060,873	227,151
Loans and bills discounted	56,957,813	53,756,440	568,498
Foreign exchanges	836,917	835,617	8,353
Other assets	2,196,999	1,442,066	21,928
Tangible fixed assets	676,072	678,581	6,748
Intangible fixed assets	106,469	87,615	1,063
Deferred tax assets	823,251	743,605	8,217
Customers' liabilities for acceptances and guarantees	4,665,062	4,177,816	46,562
Reserve for possible loan losses	(620,004)	(677,573)	(6,188)
Reserve for possible losses on investments	(12,801)	(77,547)	(128)
Total assets	¥100,033,020	¥91,537,228	$998,433
Liabilities and net assets/stockholders' equity			
Liabilities			
Deposits	¥ 69,382,834	¥68,809,338	$692,513
Call money and bills sold	2,656,142	2,291,128	26,511
Payables under repurchase agreements	1,825,481	104,640	18,220
Payables under securities lending transactions	5,732,042	1,516,342	57,212
Trading liabilities	2,307,304	1,578,730	23,029
Borrowed money	3,798,333	3,371,846	37,911
Foreign exchanges	301,958	329,695	3,014
Bonds	3,539,110	3,647,483	35,324
Due to trust account	80,796	65,062	807
Other liabilities	2,178,263	1,588,683	21,741
Reserve for employee bonuses	8,857	8,892	88
Reserve for executive bonuses	496	—	5
Reserve for executive retirement benefits	4,800	4,757	48
Reserve for point service program	1,870	990	19
Reserve for reimbursement of deposits	9,587	—	96
Other reserves	0	18	0
Deferred tax liabilities for land revaluation	46,827	48,917	467
Acceptances and guarantees	4,665,062	4,177,816	46,562
Total liabilities	96,539,771	87,544,344	963,567
Net assets			
Capital stock	664,986	664,986	6,637
Capital surplus	1,367,548	1,367,548	13,650
Retained earnings	894,839	761,028	8,931
Total stockholders' equity	2,927,374	2,793,563	29,218
Net unrealized gains on other securities	558,103	1,259,814	5,571
Net deferred losses on hedges	(13,787)	(84,733)	(138)
Land revaluation excess	21,558	24,240	215
Total valuation and translation adjustments	565,874	1,199,320	5,648
Total net assets	3,493,249	3,992,884	34,866
Total liabilities and net assets	¥100,033,020	¥91,537,228	$998,433

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥100.19 to US$1, the exchange rate prevailing at March 31, 2008.

Nonconsolidated Statements of Income (Unaudited)

Sumitomo Mitsui Banking Corporation

Year ended March 31	Millions of yen 2008	Millions of yen 2007	Millions of U.S. dollars 2008
Income			
Interest income:			
Interest on loans and discounts	¥1,346,282	¥1,166,967	$13,437
Interest and dividends on securities	322,287	369,039	3,217
Interest on receivables under resale agreements	3,762	4,064	38
Interest on receivables under securities borrowing transactions	6,955	4,827	69
Interest on deposits with banks	92,946	77,722	928
Other interest income	94,042	83,548	939
Trust fees	3,710	3,482	37
Fees and commissions	452,527	465,171	4,517
Trading profits	440,985	103,719	4,401
Other operating income	121,812	106,725	1,216
Other income	59,364	107,309	592
Total income	2,944,677	2,492,577	29,391
Expenses			
Interest expenses:			
Interest on deposits	474,314	430,045	4,734
Interest on borrowings and rediscounts	126,925	103,090	1,267
Interest on payables under repurchase agreements	6,189	16,523	62
Interest on payables under securities lending transactions	45,496	60,770	454
Interest on bonds	76,463	73,483	763
Other interest expenses	166,080	84,809	1,658
Fees and commissions	120,165	111,754	1,199
Trading losses	—	2,098	—
Other operating expenses	384,906	158,207	3,842
General and administrative expenses	659,992	609,816	6,587
Provision for reserve for possible loan losses	—	450	—
Other expenses	376,689	254,598	3,760
Total expenses	2,437,222	1,905,648	24,326
Income before income taxes	507,454	586,928	5,065
Income taxes:			
Current	16,031	16,507	160
Deferred	285,680	254,680	2,851
Net income	¥ 205,742	¥ 315,740	$ 2,054

	Yen 2008	Yen 2007	U.S. dollars 2008
Per share data:			
Net income	¥ 3,540.84	¥5,533.69	$ 35.34
Net income — diluted	—	5,487.21	—

Notes: 1. Amounts less than one million yen have been omitted.

2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥100.19 to US$1, the exchange rate prevailing at March 31, 2008.

Income Analysis (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Operating Income, Classified by Domestic and Overseas Operations

	Millions of yen							
	2008				2007			
Year ended March 31	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Interest income	¥1,542,313	¥669,690	¥(66,551)	¥2,145,451	¥1,441,457	¥593,892	¥(56,280)	¥1,979,069
Interest expenses	529,520	457,127	(51,591)	935,056	432,558	409,364	(31,450)	810,471
Net interest income	1,012,792	212,562	(14,960)	1,210,394	1,008,898	184,528	(24,829)	1,168,597
Trust fees	3,752	—	—	3,752	3,508	—	—	3,508
Fees and commissions (income)	633,655	71,996	(1,368)	704,283	647,473	59,223	(698)	705,998
Fees and commissions (expenses)	82,800	10,537	(1,047)	92,289	89,805	7,353	(345)	96,812
Net fees and commissions	550,855	61,459	(320)	611,993	557,668	51,870	(352)	609,185
Trading profits	470,388	30,848	(31,665)	469,571	127,667	21,459	(21,564)	127,561
Trading losses	15,242	16,423	(31,665)	—	10,720	12,780	(21,564)	1,936
Net trading income	455,145	14,425	—	469,571	116,946	8,679	—	125,625
Other operating income	1,165,090	47,612	(67)	1,212,635	981,643	22,977	(988)	1,003,632
Other operating expenses	1,362,029	30,081	(21)	1,392,089	988,511	16,052	(193)	1,004,370
Net other operating income (expenses)	(196,938)	17,530	(45)	(179,453)	(6,868)	6,924	(794)	(738)

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

2. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest expenses" are shown after deduction of expenses (2008, ¥10 million; 2007, ¥5 million) related to the management of money held in trust.

3. Intersegment transactions are reported in the "Elimination" column.

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Domestic Operations

	Millions of yen					
	2008			2007		
Year ended March 31	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥74,364,561	¥1,542,313	2.07%	¥76,132,613	¥1,441,457	1.89%
Loans and bills discounted	51,170,802	1,135,110	2.22	51,620,802	1,004,005	1.94
Securities	18,046,377	287,879	1.60	19,820,864	330,791	1.67
Call loans and bills bought	644,293	13,186	2.05	784,972	17,383	2.21
Receivables under resale agreements	67,129	382	0.57	41,945	94	0.23
Receivables under securities borrowing transactions	980,818	7,032	0.72	1,329,318	4,857	0.37
Deposits with banks	1,891,531	34,957	1.85	1,054,974	26,901	2.55
Interest-bearing liabilities	¥81,183,731	¥ 529,520	0.65%	¥80,928,373	¥ 432,558	0.53%
Deposits	65,494,311	244,013	0.37	65,159,829	177,510	0.27
Negotiable certificates of deposit	2,557,627	15,057	0.59	2,365,296	5,858	0.25
Call money and bills sold	2,087,888	10,853	0.52	2,908,959	4,286	0.15
Payables under repurchase agreements	103,567	601	0.58	157,722	431	0.27
Payables under securities lending transactions	2,041,013	45,499	2.23	2,301,547	60,856	2.64
Commercial paper	—	—	—	712	1	0.24
Borrowed money	4,400,327	75,888	1.72	3,530,322	53,287	1.51
Short-term bonds	494,241	4,105	0.83	370,939	1,503	0.41
Bonds	3,726,666	73,497	1.97	3,784,043	68,789	1.82

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries.

2. In principle, average balances are calculated by using daily balances. However, some domestic consolidated subsidiaries use weekly, monthly or semiannual balances instead.

3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2008, ¥804,987 million; 2007, ¥1,096,906 million).

4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2008, ¥2,771 million; 2007, ¥2,607 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2008, ¥2,771 million; 2007, ¥2,607 million) and corresponding interest (2008, ¥10 million; 2007, ¥5 million).

Overseas Operations

Year ended March 31	Millions of yen					
	2008			2007		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥12,801,800**	**¥669,690**	**5.23%**	¥11,234,586	¥593,892	5.29%
Loans and bills discounted	**8,859,850**	**467,419**	**5.28**	7,838,766	401,333	5.12
Securities	**1,139,851**	**62,162**	**5.45**	1,109,300	62,710	5.65
Call loans and bills bought	**268,662**	**12,827**	**4.77**	200,194	10,824	5.41
Receivables under resale agreements	**278,935**	**6,661**	**2.39**	145,659	7,003	4.81
Receivables under securities borrowing transactions	**—**	**—**	**—**	—	—	—
Deposits with banks	**1,850,524**	**71,221**	**3.85**	1,530,875	72,925	4.76
Interest-bearing liabilities	**¥ 8,952,948**	**¥457,127**	**5.11%**	¥ 8,996,910	¥409,364	4.55%
Deposits	**7,101,518**	**256,776**	**3.62**	6,985,307	282,707	4.05
Negotiable certificates of deposit	**660,930**	**36,045**	**5.45**	738,076	37,618	5.10
Call money and bills sold	**314,091**	**12,675**	**4.04**	325,729	14,520	4.46
Payables under repurchase agreements	**207,412**	**6,802**	**3.28**	352,703	17,923	5.08
Payables under securities lending transactions	**—**	**—**	**—**	—	—	—
Commercial paper	**—**	**—**	**—**	—	—	—
Borrowed money	**316,935**	**18,465**	**5.83**	159,086	7,199	4.53
Short-term bonds	**—**	**—**	**—**	—	—	—
Bonds	**268,000**	**17,447**	**6.51**	348,240	20,930	6.01

Notes: 1. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. In principle, average balances are calculated by using daily balances. However, some overseas consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2008, ¥75,496 million; 2007, ¥48,701 million).

Total of Domestic and Overseas Operations

Year ended March 31	Millions of yen					
	2008			2007		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥86,343,910**	**¥2,145,451**	**2.48%**	¥86,851,328	¥1,979,069	2.28%
Loans and bills discounted	**59,129,159**	**1,557,823**	**2.63**	58,785,489	1,375,851	2.34
Securities	**19,485,192**	**333,255**	**1.71**	21,188,587	369,770	1.75
Call loans and bills bought	**912,955**	**26,014**	**2.85**	985,167	28,208	2.86
Receivables under resale agreements	**346,065**	**7,044**	**2.04**	187,604	7,098	3.78
Receivables under securities borrowing transactions	**980,818**	**7,032**	**0.72**	1,329,318	4,857	0.37
Deposits with banks	**3,523,849**	**101,120**	**2.87**	2,487,172	96,763	3.89
Interest-bearing liabilities	**¥89,014,453**	**¥ 935,056**	**1.05%**	¥89,150,368	¥ 810,471	0.91%
Deposits	**72,376,887**	**495,690**	**0.68**	72,045,922	457,078	0.63
Negotiable certificates of deposit	**3,218,557**	**51,103**	**1.59**	3,103,373	43,476	1.40
Call money and bills sold	**2,401,980**	**23,529**	**0.98**	3,234,688	18,807	0.58
Payables under repurchase agreements	**310,979**	**7,404**	**2.38**	510,425	18,354	3.60
Payables under securities lending transactions	**2,041,013**	**45,499**	**2.23**	2,301,547	60,856	2.64
Commercial paper	**—**	**—**	**—**	712	1	0.24
Borrowed money	**3,815,693**	**47,862**	**1.25**	3,015,247	32,175	1.07
Short-term bonds	**494,241**	**4,105**	**0.83**	370,939	1,503	0.41
Bonds	**3,994,667**	**90,945**	**2.28**	4,132,284	89,719	2.17

Notes: 1. The figures above comprise totals for domestic and overseas operations after intersegment eliminations.
2. In principle, average balances are calculated by using daily balances. However, some consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2008, ¥881,666 million; 2007, ¥1,146,135 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2008, ¥2,771 million; 2007, ¥2,607 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2008, ¥2,771 million; 2007, ¥2,607 million) and corresponding interest (2008, ¥10 million; 2007, ¥5 million).

Fees and Commissions

	Millions of yen							
	2008				2007			
Year ended March 31	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Fees and commissions (income)	¥633,655	¥71,996	¥(1,368)	¥704,283	¥647,473	¥59,223	¥(698)	¥705,998
Deposits and loans	24,604	49,217	—	73,822	25,034	40,664	—	65,698
Remittances and transfers	125,254	8,568	(177)	133,645	123,671	9,166	(1)	132,836
Securities-related business	35,060	58	—	35,118	48,378	271	—	48,650
Agency	16,028	—	—	16,028	16,581	—	—	16,581
Safe deposits	7,140	4	—	7,144	7,317	4	0	7,322
Guarantees	43,376	4,150	(410)	47,117	45,102	1,266	(407)	45,961
Credit card	128,575	—	—	128,575	117,197	—	—	117,197
Fees and commissions (expenses)	¥ 82,800	¥10,537	¥(1,047)	¥ 92,289	¥ 89,805	¥ 7,353	¥(345)	¥ 96,812
Remittances and transfers	26,683	5,103	(174)	31,612	25,135	2,262	(198)	27,200

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Trading Income

	Millions of yen							
	2008				2007			
Year ended March 31	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Trading profits	¥470,388	¥30,848	¥(31,665)	¥469,571	¥127,667	¥21,459	¥(21,564)	¥127,561
Gains on trading securities	21,082	324	—	21,406	15,071	37	—	15,109
Gains on securities related to trading transactions	2,705	228	—	2,934	—	—	—	—
Gains on trading-related financial derivatives	439,734	30,296	(31,665)	438,365	109,351	21,422	(21,564)	109,208
Others	6,865	—	—	6,865	3,244	—	—	3,244
Trading losses	¥ 15,242	¥16,423	¥(31,665)	¥ —	¥ 10,720	¥12,780	¥(21,564)	¥ 1,936
Losses on trading securities	—	—	—	—	—	—	—	—
Losses on securities related to trading transactions	—	—	—	—	1,928	7	—	1,936
Losses on trading-related financial derivatives	15,242	16,423	(31,665)	—	8,791	12,773	(21,564)	—
Others	—	—	—	—	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in the "Elimination" column.

Assets and Liabilities (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Deposits and Negotiable Certificates of Deposit

Year-End Balance

	Millions of yen	
March 31	2008	2007
Domestic operations:		
Liquid deposits	¥40,874,881	¥41,266,689
Fixed-term deposits	21,905,957	21,273,509
Others	4,066,787	3,271,453
Subtotal	66,847,626	65,811,653
Negotiable certificates of deposit	2,261,006	1,883,747
Total	¥69,108,632	¥67,695,400
Overseas operations:		
Liquid deposits	¥ 4,608,327	¥ 5,330,090
Fixed-term deposits	1,227,876	1,006,239
Others	6,793	8,241
Subtotal	5,842,997	6,344,570
Negotiable certificates of deposit	817,143	705,470
Total	¥ 6,660,140	¥ 7,050,041
Grand total	¥75,768,773	¥74,745,441

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

2. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice

3. Fixed-term deposits = Time deposits + Installment savings

Balance of Loan Portfolio, Classified by Industry

Year-End Balance

	Millions of yen			
March 31	2008		2007	
Domestic operations:				
Manufacturing	¥ 5,695,551	10.81%	¥ 5,598,883	10.84%
Agriculture, forestry, fisheries and mining	146,244	0.28	139,509	0.27
Construction	1,360,402	2.58	1,435,589	2.78
Transportation, communications and public enterprises	3,061,792	5.81	3,038,681	5.88
Wholesale and retail	5,343,724	10.14	5,507,322	10.66
Finance and insurance	4,469,767	8.48	4,189,606	8.11
Real estate	7,790,969	14.79	7,630,563	14.78
Services	5,924,091	11.24	6,238,878	12.08
Municipalities	846,982	1.61	648,704	1.26
Others	18,047,914	34.26	17,216,194	33.34
Subtotal	¥52,687,441	100.00%	¥51,643,934	100.00%
Overseas operations:				
Public sector	¥ 32,848	0.35%	¥ 35,783	0.51%
Financial institutions	621,385	6.57	481,228	6.83
Commerce and industry	7,862,965	83.14	5,950,135	84.45
Others	940,234	9.94	578,240	8.21
Subtotal	¥ 9,457,433	100.00%	¥ 7,045,387	100.00%
Total	¥62,144,874	—	¥58,689,322	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

2. Japan offshore banking accounts are included in overseas operations' accounts.

Reserve for possible loan losses

March 31	Millions of yen 2008	2007
General reserve	¥593,714	¥683,589
Specific reserve	300,987	203,562
Loan loss reserve for specific overseas countries	0	1,941
Reserve for possible loan losses	¥894,702	¥889,093
Amount of direct reduction	¥518,594	¥490,123

Risk-Monitored Loans

March 31	Millions of yen 2008	2007
Bankrupt loans	¥ 73,472	¥ 60,715
Non-accrual loans	607,226	507,289
Past due loans (3 months or more)	26,625	22,018
Restructured loans	385,336	477,362
Total	¥1,092,661	¥1,067,386
Amount of direct reduction	¥ 433,447	¥ 430,335

Notes: **Definition of risk-monitored loan categories**

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Problem Assets Based on the Financial Reconstruction Law

March 31	Millions of yen 2008	2007
Bankrupt and quasi-bankrupt assets	¥ 206,634	¥ 193,792
Doubtful assets	507,167	384,817
Substandard loans	418,841	506,024
Total of problem assets	1,132,643	1,084,632
Normal assets	69,001,954	64,815,607
Total	¥70,134,597	¥65,900,240
Amount of direct reduction	¥ 518,594	¥ 490,123

Note: Definition of problem asset categories

1. Bankrupt and quasi-bankrupt assets: Credits to borrowers undergoing bankruptcy, corporate reorganization, and rehabilitation proceedings, as well as claims of a similar nature
2. Doubtful assets: Credits for which final collection of principal and interest in line with original agreements is highly improbable due to deterioration of financial position and business performance, but not insolvency of the borrower
3. Substandard loans: Past due loans (3 months or more) and restructured loans, excluding 1. and 2.
4. Normal assets: Credits to borrowers with good business performance and in financial standing without identified problems and not classified into the three categories above

Securities

Year-End Balance

March 31	Millions of yen 2008	2007
Domestic operations:		
Japanese government bonds	¥ 9,339,978	¥ 7,640,069
Japanese local government bonds	439,228	571,103
Japanese corporate bonds	3,880,773	4,066,497
Japanese stocks	3,492,468	4,468,620
Others	4,236,572	2,306,641
Subtotal	¥21,389,021	¥19,052,932
Overseas operations:		
Japanese government bonds	¥ —	¥ —
Japanese local government bonds	—	—
Japanese corporate bonds	—	—
Japanese stocks	—	—
Others	¥ 1,871,186	1,205,587
Subtotal	¥ 1,871,186	¥ 1,205,587
Unallocated corporate assets:		
Japanese government bonds	¥ —	¥ —
Japanese local government bonds	—	—
Japanese corporate bonds	—	—
Japanese stocks	257,294	278,980
Others	—	—
Subtotal	¥ 257,294	¥ 278,980
Total	¥23,517,501	¥20,537,500

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. "Others" include foreign bonds and foreign stocks.

Trading Assets and Liabilities

	Millions of yen							
	2008				2007			
March 31	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Trading assets:	¥3,664,024	¥490,723	¥(31,135)	¥4,123,611	¥2,906,229	¥397,304	¥(25,647)	¥3,277,885
Trading securities	223,360	7,082	—	230,442	27,932	25,355	—	53,288
Derivatives of trading securities	3,043	—	—	3,043	373	—	—	373
Securities related to trading transactions	—	—	—	—	—	—	—	—
Derivatives of securities related to trading transactions	10,440	—	—	10,440	2,344	—	—	2,344
Trading-related financial derivatives	2,542,809	483,640	(31,135)	2,995,314	1,778,913	371,949	(25,647)	2,125,214
Other trading assets	884,370	—	—	884,370	1,096,664	—	—	1,096,664
Trading liabilities:	¥2,310,732	¥391,720	¥(31,135)	¥2,671,316	¥1,572,595	¥396,026	¥(25,647)	¥1,942,973
Trading securities sold for short sales	19,312	733	—	20,046	12,065	4,349	—	16,415
Derivatives of trading securities	3,881	—	—	3,881	288	—	—	288
Securities related to trading transactions	—	—	—	—	—	—	—	—
Derivatives of securities related to trading transactions	10,196	—	—	10,196	1,975	—	—	1,975
Trading-related financial derivatives	2,277,341	390,986	(31,135)	2,637,192	1,558,265	391,676	(25,647)	1,924,294
Other trading liabilities	—	—	—	—	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in the "Elimination" column.

Capital (Nonconsolidated)

Sumitomo Mitsui Financial Group, Inc.

Change in Number of Shares Issued and Capital Stock

	Number of shares issued		Millions of yen			
			Capital stock		Capital reserve	
	Changes	Balances	Changes	Balances	Changes	Balances
April 1, 2003 — March 31, 2004[*1]	8.61	6,928,109.53	¥ —	¥1,247,650	¥ —	¥1,747,266
August 8, 2003[*2]	—	6,928,109.53	—	1,247,650	(499,503)	1,247,762
April 1, 2004 — March 31, 2005[*3]	332,869.96	7,260,979.49	—	1,247,650	—	1,247,762
March 29, 2005[*4]	70,001	7,330,980.49	105,001	1,352,651	105,001	1,352,764
April 1, 2005 — March 31, 2006[*5]	922,593.28	8,253,573.77	—	1,352,651	—	1,352,764
January 31, 2006[*6]	80,000	8,333,573.77	45,220	1,397,871	45,220	1,397,984
February 28, 2006[*7]	40,700	8,374,273.77	23,005	1,420,877	23,005	1,420,989
May 17, 2006[*8]	(68,000)	8,306,273.77	—	1,420,877	—	1,420,989
August 11, 2006[*9]	—	8,306,273.77	—	1,420,877	(1,000,000)	420,989
September 1, 2006[*10]	249,015	8,555,288.77	—	1,420,877	221,365	642,355
September 6, 2006[*11]	(67,000)	8,488,288.77	—	1,420,877	—	642,355
September 29, 2006[*12]	(439,534)	8,048,754.77	—	1,420,877	—	642,355
October 11, 2006[*13]	(195,000)	7,853,754.77	—	1,420,877	—	642,355

Remarks:

*1 Conversion of 1 share of preferred stock (13th series Type 4) to 9.61 shares of common stock

*2 Capital reserve was transferred to other capital surplus pursuant to Article 289-2 of the Commercial Code.

*3 Conversion of 32,000 shares of preferred stock (Type 1), 105,000 shares of preferred stock (Type 3) and 7,912 shares of preferred stock (13th series Type 4) to 477,781.96 shares of common stock

*4 Allotment to third parties: Preferred stock (1st series Type 6): 70,001 shares
Issue price: ¥3,000 thousand Capitalization: ¥1,500 thousand

*5 Conversion of 107,087 shares of preferred stock (13th series Type 4) to 1,029,680.28 shares of common stock

*6 Public offering: Common stock: 80,000 shares
Issue price: ¥1,130 thousand Capitalization: ¥565 thousand

*7 Allotment to third parties: Common stock: 40,700 shares
Issue price: ¥1,130 thousand Capitalization: ¥565 thousand

*8 Repurchase and cancellation of 35,000 shares of preferred stock (Type 1) and 33,000 shares of preferred stock (Type 2)

*9 Capital reserve was transferred to other capital surplus pursuant to Article 448-1 of the Company Law.

*10 Increase in the number of common stock as a result of share exchange for making SMBC Friend Securities Co., Ltd. as our wholly-owned subsidiary (share exchange ratio: 1-to-0.0008)

*11 Repurchase and cancellation of 67,000 shares of preferred stock (Type 2)

*12 Repurchase and cancellation of 500,000 shares of preferred stock (Type 3) and increase in shares of common stock of 60,466

*13 Repurchase and cancellation of 195,000 shares of preferred stock (Type 3)

*14 On April 30, 2008, all the rights to purchase shares related to SMFG's 5th series, Type 4 preferred stock; 6th series, Type 4 preferred stock; 7th series, Type 4 preferred stock; and 8th series, Type 4 preferred stock were exercised. As a result, the number of SMFG's common stock outstanding increased 157,151 shares.

*15 On May 16, 2008, SMFG cancelled all 5th series, Type 4 preferred stock; 6th series, Type 4 preferred stock; 7th series, Type 4 preferred stock; and 8th series, Type 4 preferred stock. As a consequence, the number of Type 4 preferred stock decreased 16,700 shares.

Number of Shares Issued

March 31, 2008	Number of Shares Issued
Common stock	7,733,653.77
Preferred stock (1st series Type 4)	4,175
Preferred stock (2nd series Type 4)	4,175
Preferred stock (3rd series Type 4)	4,175
Preferred stock (4th series Type 4)	4,175
Preferred stock (5th series Type 4)	4,175
Preferred stock (6th series Type 4)	4,175
Preferred stock (7th series Type 4)	4,175
Preferred stock (8th series Type 4)	4,175
Preferred stock (9th series Type 4)	4,175
Preferred stock (10th series Type 4)	4,175
Preferred stock (11th series Type 4)	4,175
Preferred stock (12th series Type 4)	4,175
Preferred stock (1st series Type 6)	70,001
Total	7,853,754.77

Stock Exchange Listings

Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Number of Common Shares, Classified by Type of Shareholders

March 31, 2008	Number of shareholders	Number of shares	Percentage of total
Japanese government and local government	6	4,751	0.06%
Financial institutions	434	2,456,588	31.86
Securities companies	120	76,241	0.99
Other institutions	7,486	1,397,932	18.13
Foreign institutions	1,002	3,047,023	39.52
Foreign individuals	43	130	0.00
Individuals and others	172,744	727,326	9.44
Total	181,835	7,709,991	100.00
Fractional shares	—	23,662.77	—

Notes: 1. Of 68,516.41 shares in treasury stock, 68,516 shares are included in "Individuals and others" and the remaining 0.41 shares are included in "Fractional shares."
2. "Other institutions" includes 358 shares held by the Securities Custody Association.

Principal Shareholders

a. Common Stock

March 31, 2008	Number of shares	Percentage of shares outstanding
The Master Trust Bank of Japan, Ltd. (Trust Account)	492,814.00	6.37%
Japan Trustee Services Bank, Ltd. (Trust Account)	488,489.00	6.31
Nippon Life Insurance Company	154,667.42	1.99
State Street Bank and Trust Company*	142,599.00	1.84
State Street Bank and Trust Company 505103*	128,919.00	1.66
Hero & Co.**	113,913.00	1.47
JPMorgan Chase Bank 380055*	101,502.00	1.31
Sumitomo Mitsui Banking Corporation	100,481.00	1.29
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension***	97,445.00	1.26
Japan Trustee Services Bank, Ltd. (Trust Account 4)	77,481.00	1.00
Total	1,898,310.42	24.54%

* Standing agent: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division
** Standing agent: Sumitomo Mitsui Banking Corporation, Securities Finance Marketing Department
*** Standing agent: The Hongkong and Shanghai Banking Corporation Limited's Tokyo Branch Custody Department

b. Preferred Stock (1st series Type 4)

March 31, 2008 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

c. Preferred Stock (2nd series Type 4)

March 31, 2008 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

d. Preferred Stock (3rd series Type 4)

March 31, 2008 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

e. Preferred Stock (4th series Type 4)

March 31, 2008 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

f. Preferred Stock (5th series Type 4)

March 31, 2008 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

g. Preferred Stock (6th series Type 4)

March 31, 2008 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

h. Preferred Stock (7th series Type 4)

March 31, 2008 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

i. Preferred Stock (8th series Type 4)

March 31, 2008 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

j. Preferred Stock (9th series Type 4)

March 31, 2008 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

k. Preferred Stock (10th series Type 4)

March 31, 2008 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

l. Preferred Stock (11th series Type 4)

March 31, 2008 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

m. Preferred Stock (12th series Type 4)

March 31, 2008 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

n. Preferred Stock (1st series Type 6)

March 31, 2008 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Life Insurance Company	23,334	33.33%
Nippon Life Insurance Company	20,000	28.57
MITSUI LIFE INSURANCE COMPANY LIMITED	16,667	23.81
Mitsui Sumitomo Insurance Company, Limited	10,000	14.29
Total	70,001	100.00%

Notes: 1. Pursuant to Article 67 of the Enforcement Ordinance of the Company Law, the exercise of voting rights of common shares held by our subsidiary SMBC is not entitled.

2. The following reports on shareholdings (including their amendment reports) were submitted to the authorities. However, as we could not confirm how many shares are in beneficial possession of the submitters as of March 31, 2008, we did not include them in the list of principal shareholders shown above. The contents of the reports are summarized as follows:

Submitters	Filing date	Number of shares*	Percentage of shares outstanding
Capital Research and Management Company	May 9, 07	379,830	4.91%
Alliance Bernstein L.P.	Sep. 21, 07	413,431	5.35

* Includes shares held by co-shareholders.

Stock Options

March 31	2008
Number of shares granted	1,081 shares
Type of stock	Common stock
Issue price	¥669,775 per share
Amount capitalized when shares are issued	¥334,888 per share
Exercise period of stock options	From June 28, 2004 to June 27, 2012

Note: Former SMBC issued and granted stock options to certain directors and employees pursuant to the resolution of the ordinary general meeting of shareholders held on June 27, 2002. SMFG succeeded the obligations related to the stock options at the time of its establishment pursuant to the resolution of the preferred shareholders' meeting held on September 26, 2002 and the extraordinary shareholders' meeting held on September 27, 2002.

Common Stock Price Range

Stock Price Performance

	Yen				
Year ended March 31	**2008**	2007	2006	2005	2004
High	**¥1,210,000**	¥1,390,000	¥1,370,000	¥854,000	¥780,000
Low	**633,000**	1,010,000	659,000	599,000	162,000

Notes: 1. Stock prices of common shares as quoted on the Tokyo Stock Exchange (First Section).
2. Preferred stocks are not listed on exchanges.

Six-Month Performance

	Yen					
	October 2007	November 2007	December 2007	January 2008	February 2008	March 2008
High	¥1,000,000	¥951,000	¥980,000	¥877,000	¥860,000	¥751,000
Low	803,000	707,000	801,000	700,000	738,000	633,000

Notes: 1. Stock prices of common shares as quoted on the Tokyo Stock Exchange (First Section).
2. Preferred stocks are not listed on exchanges.

Capital Ratio Information

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

The consolidated capital ratio at the end of March 2007 and thereafter is calculated using the method stipulated in "Standards for Bank Holding Company to Examine the Adequacy of Its Capital Based on Assets, Etc. Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law" (Notification 20 issued by the Japanese Financial Services Agency in 2006; hereinafter referred to as "the Notification").

In addition to the method stipulated in the Notification to calculate the consolidated capital ratio (referred to as "First Standard" in the Notification), SMFG has adopted the foundation internal ratings-based approach for calculating credit risk-weighted asset amounts and implemented market risk controls. In calculating the amount corresponding to operational risk, SMFG has used the advanced measurement approaches. Please note that the basic indicator approach was employed for the prior fiscal year ended March 31, 2007.

"Capital Ratio Information" was prepared based on the Notification and the terms and details in the section may differ from the terms and details in other sections of the Annual Report.

■ Scope of Consolidation

1. Consolidated Capital Ratio Calculation
   - Number of consolidated subsidiaries: 268
     Please refer to "Principal Subsidiaries and Affiliates" on page 204 for their names and business outline.
   - Scope of consolidated subsidiaries for the calculation of the consolidated capital ratio is based on the scope of consolidated subsidiaries for preparing consolidated financial statements.
   - There are no affiliates to which the proportionate consolidation method is applied.
   - There are no companies engaged exclusively in ancillary banking business or in developing new businesses as stipulated in Article 52-23 of the Banking Law.

2. Deduction from Capital
   - Number of nonconsolidated subsidiaries subject to deduction from capital: 241
     Principal subsidiaries: SMLC MAHOGANY Co., Ltd. (Office rental, etc.)
     SBCS Co., Ltd. (Venture capital and consulting)
   - Number of financial affiliates subject to deduction from capital: 96
     Please refer to "Principal Subsidiaries and Affiliates" on page 204 for their names and business outline.

3. Restrictions on Movement of Funds and Capital within Holding Company Group
   There are no special restrictions on movement of funds and capital among SMFG and its group companies.

4. Companies Subject to Deduction from Capital with Capital below Basel II Required Amount and Total Shortfall Amount
   Not applicable.

■ Capital Structure Information (Consolidated Capital Ratio (First Standard))

Regarding the calculation of capital ratio as of March 31, 2007, certain procedures were performed by KPMG AZSA & Co. pursuant to "Treatment of Inspection of the Capital Ratio Calculation Framework Based on Agreed-Upon Procedures" (JICPA Industry Committee Report No. 30). The certain procedures performed by the external auditor are not part of the audit of consolidated financial statements. The certain procedures performed on our internal control framework for calculating the capital ratio are based on procedures agreed upon by SMFG and the external auditor and are not a validation of appropriateness of the capital ratio itself or opinion on the internal controls related to the capital ratio calculation.

		Millions of yen	
March 31		2008	2007
Tier I capital:	Capital stock	¥ 1,420,877	¥ 1,420,877
	Capital surplus	57,826	57,773
	Retained earnings	1,740,610	1,386,436
	Treasury stock	(123,989)	(123,454)
	Cash dividends to be paid	(60,135)	(66,619)
	Foreign currency translation adjustments	(27,323)	(30,656)
	Stock acquisition rights	43	14
	Minority interests	1,643,903	1,399,794
	Goodwill and others	(178,645)	(100,850)
	Gain on sale on securitization transactions	(44,045)	(40,057)
	Deductions of deferred tax assets	(47,657)	—
	Total Tier I capital (A)	4,381,464	3,903,257
Tier II capital:	Unrealized gains on other securities after 55% discount	334,313	825,432
	Land revaluation excess after 55% discount	37,220	39,367
	General reserve for possible loan losses	59,517	35,309
	Excess amount of provision	67,758	175,921
	Subordinated debt	2,523,062	2,564,195
	Total Tier II capital	3,021,872	3,640,226
	Tier II capital included as qualifying capital (B)	3,021,872	3,640,226
Deductions*:	(C)	737,792	690,759
Total qualifying capital:	(D) = (A) + (B) - (C)	¥ 6,665,543	¥ 6,852,723
Risk-adjusted assets:	On-balance sheet items	¥49,095,397	¥47,394,806
	Off-balance sheet items	10,239,755	8,713,413
	Market risk items	430,220	412,044
	Operational risk	3,351,976	4,020,082
	Total risk-adjusted assets (E)	¥63,117,349	¥60,540,346
Tier I risk-adjusted capital ratio:	(A) / (E) x 100	6.94%	6.44%
Total risk-adjusted capital ratio:	(D) / (E) x 100	10.56%	11.31%
Required capital:	(E) x 8%	¥ 5,049,387	¥ 4,843,227

* "Deductions" refers to deductions stipulated in Article 8-1 of the Notification and includes willful holding of securities issued by other financial institutions and securities stipulated in Clause 2.

■ Capital Requirements

March 31	Billions of yen	
	2008	2007
Capital requirements for credit risk:		
Internal ratings-based approach	**¥5,294.7**	¥5,155.6
Corporate exposures:	**3,351.0**	3,185.5
Corporate exposures (excluding specialized lending)	**2,943.4**	2,836.8
Sovereign exposures	**42.8**	42.8
Bank exposures	**137.3**	126.6
Specialized lending	**227.5**	179.3
Retail exposures:	**844.3**	763.6
Residential mortgage exposures	**336.8**	332.1
Qualifying revolving retail exposures	**123.6**	81.1
Other retail exposures	**383.9**	350.4
Equity exposures:	**368.6**	424.6
Grandfathered equity exposures	**245.3**	336.2
PD/LGD approach	**53.1**	35.7
Market-based approach	**70.1**	52.7
Simple risk weight method	**59.7**	52.7
Internal models method	**10.4**	—
Credit risk-weighted assets under Article 145 of the Notification	**241.5**	301.5
Securitization exposures	**164.1**	158.9
Other exposures	**325.3**	321.3
Standardized approach	**677.6**	487.1
Total capital requirements for credit risk	**¥5,972.3**	¥5,642.7
Capital requirements for market risk:		
Standardized measurement method	**9.2**	4.7
Interest rate risk	**6.9**	3.2
Equity position risk	**0.2**	0.6
Foreign exchange risk	**2.0**	0.9
Commodities risk	**—**	—
Options	**—**	—
Internal models method	**25.3**	28.2
Total capital requirements for market risk	**34.4**	33.0
Capital requirements for operational risk	**268.2**	321.6
Total amount of capital requirements	**¥6,274.9**	¥5,997.2

Notes: 1. Capital requirements for credit risk are capital equivalents to "credit risk-weighted assets x 8%" under the standardized approach and "credit risk-weighted assets x 8% + expected loss amount" under the internal ratings-based approach. Regarding exposures to be deducted from capital, the deduction amount is added to the amount of required capital.
2. The above amounts are after credit risk mitigation.
3. Securitization exposures include such exposure based on the standardized approach.
4. "Other exposures" includes estimated lease residual values, purchased receivables (including exposure to qualified corporate enterprises and others), and other assets.

■ Internal Ratings-Based (IRB) Approach

1. Scope

SMFG and the following consolidated subsidiaries have adopted the foundation IRB approach for exposures.

(1) Domestic Operations

Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Card Company, Limited, SMBC Guarantee Co., Ltd. and SMBC Finance Service Co., Ltd.

(2) Overseas Operations

Sumitomo Mitsui Banking Corporation Europe Limited, Sumitomo Mitsui Banking Corporation of Canada, Banco Sumitomo Mitsui Brasileiro S.A., PT Bank Sumitomo Mitsui Indonesia, SMBC Leasing and Finance, Inc., SMBC Capital Markets, Inc., SMBC Capital Markets Limited, and SMBC Derivative Products Limited

Further, of consolidated subsidiaries that have adopted the standardized approach for exposures as of March 31, 2008, Sumitomo Mitsui Finance and Leasing Co., Ltd., THE MINATO BANK, LTD., and Kansai Urban Banking Corporation are scheduled to adopt the foundation IRB approach from March 31, 2010.

Note: Directly controlled SPCs and limited partnerships for investment of consolidated subsidiaries using the foundation IRB approach have also adopted the foundation IRB approach. Further, the IRB approach is applied to equity exposures on a group basis, including equity exposures of consolidated subsidiaries applying the standardized approach.

2. Exposures by Asset Class

(1) Corporate Exposures

A. Corporate, Sovereign and Bank Exposures

(A) Rating Procedures

- "Corporate, sovereign and bank exposures" includes credits to domestic and overseas C&I companies, individuals for business purposes (domestic only), sovereigns, public sector entities, and financial institutions. Business loans such as apartment construction loans, and SME loans with the standardized screening process (hereinafter referred to as "standardized SME loans") are, in principle, included in "retail exposures". However, credits of more than ¥100 million are treated as corporate exposures in accordance with the Notification.
- An obligor is assigned an obligor grade by first assigning a financial grade using a financial strength grading model and data obtained from the obligor's financial statements. The financial grade is then adjusted taking into account the actual state of the obligor's balance sheet and qualitative factors to derive the obligor grade (for details, please refer to "Credit Risk Assessment and Quantification" on page 39). Different rating series are used for domestic and overseas obligors - J1 ~ J10 for domestic obligors and G1 ~ G10 for overseas obligors - as shown below due to differences in actual default rate levels and portfolios' grade distribution. Different PD (Probability of Default) values are applied also.
- In addition to the above basic rating procedure which builds on the financial grade assigned at the beginning, in some cases, the obligor grade is assigned based on the parent company's credit quality or credit ratings published by external rating agencies. The Japanese government, local authorities and other public sector entities with special basis for existence and unconventional financial statements are assigned obligor grades based on their attributes (for example, "local municipal corporations"), as the data on these obligors are not suitable for conventional grading models. Further, credits to individuals for business purposes, business loans and standardized SME loans are assigned obligor grades using grading models developed specifically for these exposures.
- PDs used for calculating credit risk-weighted assets are estimated based on the default experience for each grade and taking into account the possibility of estimation errors. In addition to internal data, external data are used to estimate and validate PDs. The definition of default is the definition stipulated in the Notification (an event that would lead to an exposure being classified as "substandard loans," "doubtful assets" or "bankrupt and quasi-bankrupt assets" occurring to the obligor).

Obligor Grade			
Domestic Corporate	Domestic Corporate	Definition	Borrower Category
J1	G1	Very high certainty of debt repayment	Normal Borrowers
J2	G2	High certainty of debt repayment	
J3	G3	Satisfactory certainty of debt repayment	
J4	G4	Debt repayment is likely but this could change in cases of significant changes in economic trends or business environment	
J5	G5	No problem with debt repayment over the short term, but not satisfactory over the mid - to long - term and the situation could change in cases of significant changes in economic trends or business environment	
J6	G6	Currently no problem with debt repayment, but there are unstable business and financial factors that could lead to debt repayment problems	
J7	G7	Close monitoring is required due to problems in meeting loan terms and conditions, sluggish/unstable business, or financial problems	Borrowers Requiring Caution
J7R	G7R	Of which substandard borrowers	Substandard Borrowers
J8	G8	Currently not bankrupt, but experiencing business difficulties, making insufficient progress in restructuring, and highly likely to go bankrupt	Potentially Bankrupt Borrowers
J9	G9	Though not yet legally or formally bankrupt, has serious business difficulties and rehabilitation is unlikely; thus, effectively bankrupt	Effectively Bankrupt Borrowers
J10	G10	Legally or formally bankrupt	Bankrupt Borrowers

(B) Portfolio

a. Domestic Corporate, Sovereign and Bank Exposures

March 31, 2008	Billions of yen			Weighted-average PD	Weighted-average LGD	Weighted-average risk weight
	Exposure amount					
	Total	On-balance sheet assets	Off-balance sheet assets			
J1-J3	¥18,826.6	¥13,563.7	¥ 5,263.0	0.10%	44.74%	23.61%
J4-J6	13,657.5	10,647.2	3,010.3	1.10	41.31	69.45
J7 (excluding J7R)	1,820.6	1,588.6	232.0	11.50	42.34	174.93
Japanese government and local municipal corporations	15,013.1	13,854.4	1,158.7	0.00	41.65	0.49
Other	6,158.2	5,309.2	849.0	1.54	43.29	74.03
Default (J7R, J8-J10)	937.6	905.6	32.0	100.00	42.77	—
Total	¥56,413.7	¥45,868.7	¥10,545.0	—	—	—

March 31, 2007	Billions of yen			Weighted-average PD	Weighted-average LGD	Weighted-average risk weight
	Exposure amount					
	Total	On-balance sheet assets	Off-balance sheet assets			
J1-J3	¥18,261.6	¥13,350.4	¥4,911.1	0.10%	44.97%	22.88%
J4-J6	14,378.6	11,355.4	3,023.2	0.84	41.78	63.13
J7 (excluding J7R)	1,978.0	1,759.6	218.4	10.67	40.63	161.66
Japanese government and local municipal corporations	10,983.0	10,875.2	107.8	0.00	44.70	0.46
Other	6,793.1	6,016.1	777.0	1.26	43.48	70.91
Default (J7R, J8-J10)	991.9	965.0	26.9	100.00	43.45	—
Total	¥53,386.2	¥44,321.7	¥9,064.5	—	—	—

Notes: 1. "LGD" stands for loss given default.

2. "Other" includes exposures guaranteed by credit guarantee corporations, exposures to public sector entities and voluntary organizations, and exposures to obligors not assigned obligor grades because they have yet to close their books (for example, newly established companies), as well as business loans and standardized SME loans of more than ¥100 million.

b. Overseas Corporate, Sovereign and Bank Exposures

March 31, 2008	Billions of yen			Weighted-average PD	Weighted-average LGD	Weighted-average risk weight
	Exposure amount					
	Total	On-balance sheet assets	Off-balance sheet assets			
G1-G3	¥21,243.9	¥12,861.7	¥8,382.2	0.17%	39.04%	27.20%
G4-G6	985.7	744.8	240.8	1.71	44.42	106.65
G7 (excluding G7R)	176.0	79.7	96.3	23.72	44.89	239.05
Other	75.5	57.2	18.4	1.38	44.89	112.32
Default (G7R, G8-G10)	70.9	24.9	46.0	100.00	44.63	—
Total	¥22,552.0	¥13,768.3	¥8,783.7	—	—	—

March 31, 2007	Billions of yen			Weighted-average PD	Weighted-average LGD	Weighted-average risk weight
	Exposure amount					
	Total	On-balance sheet assets	Off-balance sheet assets			
G1-G3	¥12,579.4	¥6,984.1	¥5,595.3	0.22%	43.73%	38.57%
G4-G6	670.4	478.4	192.0	1.71	44.66	105.65
G7 (excluding G7R)	152.0	71.5	80.5	27.13	44.89	251.83
Other	163.6	121.5	42.1	0.94	44.88	86.24
Default (G7R, G8-G10)	88.7	77.8	10.9	100.00	44.95	—
Total	¥13,654.1	¥7,733.3	¥5,920.8	—	—	—

Note: "Other" includes exposures to obligors not assigned obligor grades because they have yet to close their books (for example, newly established companies).

B. Specialized Lending (SL)

(A) Rating Procedures

- "Specialized lending" is sub-classified into "project finance," "object finance," "commodities finance," "income-producing real estate" (IPRE) and "high-volatility commercial real estate" (HVCRE) in accordance with the Notification. Project finance is financing of a single project, such as a power plant or transportation infrastructure, and cash flows generated by the project is the primary source of repayment. Object finance includes aircraft finance and ship finance, and IPRE and HVCRE include real estate finance (a primary example is non-recourse real estate finance). There were no commodities finance exposures as of March 31, 2008.
- Each SL product is assigned a grade using grading models based primarily on the expected loss ratio, and qualitative assessment. As with obligor grades, there are ten grade levels but the definition of each grade differs from that of the obligor grade which is focused on PD.

  The credit risk-weighted asset amount for the SL category is calculated by mapping the expected loss-based facility grades to the below five categories of the Notification.

(B) Portfolio

a. Project Finance, Object Finance and IPRE

		Billions of yen					
		2008			2007		
March 31	Risk weight	Project finance	Object finance	IPRE	Project finance	Object finance	IPRE
Strong:							
Residual term less than 2.5 years	50%	¥ 123.4	¥ 7.3	¥ 423.3	¥100.4	¥ 3.2	¥ 274.6
Residual term 2.5 years or more	70%	583.0	67.5	705.0	435.9	64.8	695.7
Good:							
Residual term less than 2.5 years	70%	28.3	—	53.4	34.8	1.0	44.7
Residual term 2.5 years or more	90%	285.3	15.2	132.0	146.8	10.0	105.0
Satisfactory	115%	40.5	16.0	83.2	31.4	9.0	56.4
Weak	250%	15.4	4.7	10.7	22.7	8.2	1.5
Default	—	5.0	0.1	—	3.6	—	—
Total		¥1,080.9	¥110.9	¥1,407.5	¥775.6	¥96.3	¥1,177.9

b. HVCRE

		Billions of yen	
March 31	Risk weight	2008	2007
Strong:			
Residual term less than 2.5 years	70%	¥ 3.9	¥ 5.9
Residual term 2.5 years or more	95%	—	5.6
Good:			
Residual term less than 2.5 years	95%	76.3	86.8
Residual term 2.5 years or more	120%	105.1	46.4
Satisfactory	140%	201.5	162.0
Weak	250%	—	—
Default	—	—	—
Total		¥386.8	¥306.7

(2) Retail Exposures

A. Residential Mortgage Exposures

(A) Rating Procedures

- "Residential mortgage exposures" includes mortgage loans to individuals and some real estate loans in which the property consists of both residential and commercial facilities such as a store or rental apartment units, but excludes apartment construction loans.
- Mortgage loans are rated as follows.

  Mortgage loans are allocated to a portfolio segment with similar risk characteristics in terms of (a) default risk determined using loan contract information, results of an exclusive grading model and a borrower category under self-assessment executed in accordance with the financial inspection manual of the Japanese FSA, and (b) recovery risk at the time of default determined using LTV (Loan To Value) calculated based on the assessment value of collateral real estate. PDs and LGDs are estimated based on the default experience for each segment and taking into account the possibility of estimation errors.

  Further, the portfolio is subdivided based on the lapse of years from the contract date, and the effectiveness of segmentation in terms of default risk and recovery risk is validated periodically.

  Internal data are used to estimate and validate PDs and LGDs. The definition of default is the definition stipulated in the Notification.

(B) Portfolio

March 31, 2008	Billions of yen Exposure amount Total	On-balance sheet assets	Off-balance sheet assets	Weighted-average PD	Weighted-average LGD	Weighted-average risk weight
Mortgage loans						
PD segment:						
Not delinquent						
Use model	¥ 9,086.6	¥ 8,993.8	¥ 92.8	0.39%	40.15%	25.59%
Other	853.1	853.1	—	0.78	61.05	70.76
Delinquent	51.5	44.8	6.6	38.53	44.49	249.90
Default	114.9	114.2	0.8	100.00	40.94	29.07
Total	¥10,106.1	¥10,005.9	¥100.2	—	—	—

March 31, 2007	Billions of yen Exposure amount Total	On-balance sheet assets	Off-balance sheet assets	Weighted-average PD	Weighted-average LGD	Weighted-average risk weight
Mortgage loans						
PD segment:						
Not delinquent						
Use model	¥8,925.2	¥8,818.8	¥106.4	0.32%	45.91%	25.11%
Other	915.3	915.3	—	0.62	70.60	67.60
Delinquent	39.1	31.9	7.3	26.34	51.49	287.54
Default	119.3	116.7	2.6	100.00	46.09	26.54
Total	¥9,998.9	¥9,882.7	¥116.2	—	—	—

Notes: 1. "Other" includes loans guaranteed by employers.
2. "Delinquent" loans are past due loans and loans to obligors categorized as "Borrowers Requiring Caution" that do not satisfy the definition of default stipulated in the Notification.
3. The EL default weighted average is included in the LGD weighted average for default. Please note that the LGD weighted average for default as of March 31, 2007 was 48.21% and as of March 31, 2008 was 43.27%.

B. Qualifying Revolving Retail Exposures (QRRE)

(A) Rating Procedures

- "Qualifying revolving retail exposures" includes card loans and credit card balances.
- Card loans and credit card balances are rated as follows.

Card loans and credit card balances are allocated to a portfolio segment with similar risk characteristics determined based, for card loans, on the credit quality of the loan guarantee company, credit limit, settlement account balance and payment history, and, for credit card balances, on repayment history and frequency of use.

PDs and LGDs used to calculate credit risk-weighted asset amounts are estimated based on the default experience for each segment and taking into account the possibility of estimation errors.

Further, the effectiveness of segmentation in terms default risk and recovery risk is validated periodically; internal data are used to estimate and validate PDs and LGDs; and the definition of default is the definition stipulated in the Notification.

(B) Portfolio

	Billions of yen								
	Exposure amount								
		On-balance sheet assets							
March 31, 2008	Total	Balance	Increase	Off-balance sheet assets	Undrawn amount	Average CCF	Weighted-average PD	Weighted-average LGD	Weighted-average risk weight
Card loans									
PD segment:									
Not delinquent	**¥ 451.3**	**¥ 379.3**	**¥ 71.9**	**¥—**	**¥ 146.2**	**49.18%**	**2.04%**	**83.41%**	**51.67%**
Delinquent	**59.9**	**58.7**	**1.2**	**—**	**8.6**	**14.24**	**47.35**	**90.63**	**257.00**
Credit card balances									
PD segment:									
Not delinquent	**978.3**	**653.0**	**325.3**	**—**	**3,795.9**	**8.57**	**1.14**	**79.82**	**26.80**
Delinquent	**7.0**	**5.7**	**1.2**	**—**	**—**	**—**	**75.37**	**82.68**	**137.44**
Default	**22.3**	**19.6**	**2.7**	**—**	**—**	**—**	**100.00**	**81.79**	**83.99**
Total	**¥1,518.7**	**¥1,116.4**	**¥402.3**	**¥—**	**¥3,950.7**	**—**	**—**	**—**	**—**

	Billions of yen								
	Exposure amount								
		On-balance sheet assets							
March 31, 2007	Total	Balance	Increase	Off-balance sheet assets	Undrawn amount	Average CCF	Weighted-average PD	Weighted-average LGD	Weighted-average risk weight
Card loans									
PD segment:									
Not delinquent	¥ 430.4	¥ 356.3	¥ 74.1	¥—	¥ 141.8	52.24%	2.45%	79.11%	58.93%
Delinquent	29.9	29.2	0.7	—	4.3	15.33	9.81	81.16	126.30
Credit card balances									
PD segment:									
Not delinquent	904.3	599.4	305.0	—	3,497.3	8.72	1.09	80.49	26.27
Delinquent	6.0	4.9	1.1	—	—	—	71.46	83.42	152.96
Default	14.4	12.3	2.2	—	—	—	100.00	83.22	48.93
Total	¥1,385.1	¥1,002.1	¥383.0	¥—	¥3,643.4	—	—	—	—

Notes: 1. The on-balance sheet exposure amount is estimated by estimating the amount of increase in each transaction balance and not by multiplying the undrawn amount by CCF (credit conversion factor).

2. "Average CCF" is the "on-balance sheet exposure amount ÷ undrawn amount" and provided for reference only. It is not used for estimating on-balance sheet exposure amounts.

3. Past due loans of less than three months are recorded in "delinquent."

4. The EL default weighted average is included in the LGD weighted average for default. Please note that the LGD weighted average for default as of March 31, 2007 was 87.13% and as of March 31, 2008 was 88.51%.

C. Other Retail Exposures

(A) Rating Procedures

- "Other retail exposures" includes business loans such as apartment construction loans, standardized SME loans, and consumer loans such as My Car Loan.
- Business loans, standardized SME loans and consumer loans are rated as follows.
  a. Business loans and standardized SME loans are allocated to a portfolio segment with similar risk characteristics in terms of (a) default risk determined using loan contract information, results of an exclusive grading model and a borrower category under self-assessment executed in accordance with the financial inspection manual of the Japanese FSA, and (b) recovery risk determined based on, for standardized SME loans, obligor attributes and, for business loans, LTV. PD and LGD are estimated based on the default experience for each segment and taking into account the possibility of estimation errors.
  b. Rating procedures for consumer loans depends on whether the loan is collateralized. Collateralized consumer loans are allocated to a portfolio segment using the same standards as for mortgage loans of "A. Residential Mortgage Exposures." Uncollateralized consumer loans are allocated to a portfolio segment based on account history. PDs and LGDs are estimated based on the default experience for each segment and taking into account the possibility of estimation errors.

  Further, the effectiveness of segmentation in terms default risk and recovery risk is validated periodically, and internal data are used to estimate and validate PDs and LGDs. The definition of default is the definition stipulated in the Notification.

(B) Portfolio

	Billions of yen					
	Exposure amount					
March 31, 2008	Total	On-balance sheet assets	Off-balance sheet assets	Weighted-average PD	Weighted-average LGD	Weighted-average risk weight
Business loans						
PD segment:						
Not delinquent						
Use model	**¥1,506.6**	**¥1,485.0**	**¥21.7**	**1.16%**	**62.77%**	**59.31%**
Other	**231.9**	**231.6**	**0.4**	**1.25**	**56.70**	**57.41**
Delinquent	**524.7**	**520.8**	**3.9**	**11.72**	**67.99**	**110.04**
Consumer loans						
PD segment:						
Not delinquent						
Use model	**319.5**	**302.9**	**16.6**	**1.63**	**43.46**	**51.07**
Other	**240.8**	**238.7**	**2.1**	**1.81**	**65.68**	**81.19**
Delinquent	**38.0**	**37.6**	**0.3**	**31.17**	**47.27**	**120.99**
Default	**214.3**	**211.4**	**2.8**	**100.00**	**61.85**	**65.39**
Total	**¥3,075.9**	**¥3,028.0**	**¥47.9**	**—**	**—**	**—**

	Billions of yen					
	Exposure amount					
March 31, 2007	Total	On-balance sheet assets	Off-balance sheet assets	Weighted-average PD	Weighted-average LGD	Weighted-average risk weight
Business loans						
PD segment:						
Not delinquent						
Use model	¥1,805.5	¥1,790.1	¥15.4	1.82%	60.42%	64.34%
Other	208.7	208.7	0.0	1.78	53.09	62.24
Delinquent	352.2	348.5	3.7	10.99	60.21	98.65
Consumer loans						
PD segment:						
Not delinquent						
Use model	370.1	356.3	13.8	1.47	45.11	51.30
Other	249.3	247.1	2.3	1.76	66.29	64.45
Delinquent	37.2	36.9	0.3	23.10	49.81	116.06
Default	195.8	184.0	11.8	100.00	56.46	44.71
Total	¥3,218.8	¥3,171.5	¥47.3	—	—	—

Notes: 1. "Business loans" includes apartment construction loans and standardized SME loans.
2. "Other" includes loans guaranteed by employers.
3. Delinquent" loans are past due loans and loans to obligors categorized as "Borrowers Requiring Caution" that do not satisfy the definition of default stipulated in the Notification.
4. The EL default weighted average is included in the LGD weighted average for default. Please note that the LGD weighted average for default as of March 31, 2007 was 60.04% and as of March 31, 2008 was 67.08%.

(3) Equity Exposures and Credit Risk-Weighted Assets under Article 145 of the Notification

A. Equity Exposures

(A) Rating Procedures

When acquiring equities subject to the PD/LGD approach, issuers are assigned obligor grades using the same rules as those of general credits to C&I companies, sovereigns and financial institutions. The obligors are monitored (for details, please refer to page 41) and their grades are revised if necessary (credit risk-weighted asset amount is set to 1.5 times when they are not monitored individually). In the case there is no credit transaction with the issuer or it is difficult to obtain financial information, internal grades are assigned using ratings of external rating agencies if it is a qualifying investment. In the case it is difficult to obtain financial information and it is not a qualifying investment, the simple risk weight method under the market-based approach is applied.

(B) Portfolio

a. Equity Exposure Amounts

	Billions of yen	
March 31	2008	2007
Market-based approach	¥ 238.8	¥ 166.8
Simple risk weight method	191.0	166.8
Listed equities (300%)	60.1	45.6
Unlisted equities (400%)	130.9	121.2
Internal models method	47.9	—
PD/LGD approach	504.2	367.5
Grandfathered equity exposures	2,892.9	3,965.0
Total	¥3,636.0	¥4,499.3

Notes: 1. The above exposures are equity exposures stipulated in the Notification and differ from "stocks" described in the consolidated financial statements.
2. The "Grandfathered equity exposures" amount was calculated in accordance with Supplementary Provision No. 15 of the Notification.

b. PD/LGD Approach

	Billions of yen					
	2008			2007		
March 31	Exposure amount	Weighted-average PD	Weighted-average risk weight	Exposure amount	Weighted-average PD	Weighted-average risk weight
J1-J3	¥481.8	0.08%	111.66%	¥350.0	0.05%	104.84%
J4-J6	10.4	0.60	194.76	8.9	0.47	176.29
J7 (excluding J7R)	11.1	9.89	440.46	4.4	9.30	432.42
Other	0.9	2.60	275.48	4.2	2.24	275.00
Default (J7R, J8-J10)	0.1	100.00	—	0.0	100.00	—
Total	¥504.2	—	—	¥367.5	—	—

Notes: 1. The above exposures are "equity exposures" stipulated in the Notification to which the PD/LGD approach is applied and differ from "stocks" of consolidated financial statements.
2. "Other" includes exposures to public sector entities.

B. Credit Risk-Weighted Assets under Article 145 of the Notification

(A) Outline of method for calculating credit risk assets

Exposures under Article 145 of the Notification include credits to funds. In the case of such exposures, in principle, each underlying asset of the fund is assigned an obligor grade to calculate the asset's credit risk-weighted asset amount and the amounts are totaled to derive the credit risk-weighted asset amount of the fund. When stocks account for more than half of the underlying assets of the fund, or it is difficult to directly calculate the credit risk-weighted asset amount of individual underlying assets, the credit risk-weighted asset amount of the fund is calculated using the simple majority adjustment method, in which credit risk assets are calculated using a risk weight of 400% (when the risk weighted average of individual assets underlying the portfolio is less than 400%) or a risk weight of 1,250% (in other cases).

(B) Portfolio

	Billions of yen	
March 31	2008	2007
Exposures under Article 145 of the Notification	¥1,010.8	¥1,896.2

(4) Analysis of Actual Losses

A. Year-On-Year Comparison of Actual Losses

SMFG recorded total credit costs (general provisions, nonperforming loan write-offs, and gains on collection of written-off claims) of ¥248.6 billion on a consolidated basis in fiscal 2007, a year-on-year increase of ¥103.6 billion.

SMBC recorded ¥147.8 billion in total credit costs on a nonconsolidated basis in fiscal 2007, a year-on-year increase of ¥58.3 billion. In terms of credit exposure category, credit costs for corporate exposures increased ¥84.6 billion, to ¥143.2 billion. The principal factors accounting for this increase were the removal of nonperforming exposure from the balance sheets, a decline in the amount of reversal of reserves for possible loan losses accompanying the improvement in obligor classification of loan customers and as a result of other factors, and the emergence of unexpected deterioration in the standing of a portion of obligors as a result of worsening of industry conditions. In addition, credit costs for other retail exposures increased ¥15.8 billion, to ¥59.8 billion, mainly due to higher default rates.

Total Credit Costs

	Billions of yen			
	Fiscal 2007	Fiscal 2006	Fiscal 2005	Fiscal 2007 increase (decrease) from Fiscal 2006
SMFG (consolidated) total	**¥248.6**	¥145.0	¥302.0	¥103.6
SMBC (consolidated) total	**221.6**	122.9	275.0	98.7
SMBC (nonconsolidated) total	**147.8**	89.5	230.9	58.3
Corporate exposures	**143.2**	58.7	49.1	84.6
Sovereign and bank exposures	**0.5**	(0.7)	(0.4)	1.2
Residential mortgage exposures	**0.1**	0.5	(0.1)	(0.4)
QRRE	**0.0**	(0.1)	0.7	0.1
Other retail exposures	**59.8**	43.9	33.6	15.8

Notes: 1. The above amounts do not include gains/losses on equity exposures, exposures on capital market-driven transactions (such as bonds) and exposures under Article 145 of the Notification that were recognized as gains/losses on bonds and stocks in the income statement.
2. Exposure category amounts do not include general provisions for Normal Borrowers.
3. Bracketed fiscal year amount indicates gains generated by the reversal of provisions, etc.
4. Credit costs for residential mortgages and QRRE guaranteed by consolidated subsidiaries are not included in the total credit costs of SMBC (nonconsolidated).

B. Comparison of Estimated and Actual Losses

	Billions of yen		
	Estimated loss amounts		**Actual losses (Fiscal 2007)**
		After deduction of reserves	
SMFG (consolidated) total	¥ —	¥ —	**¥248.6**
SMBC (consolidated) total	—	—	**221.6**
SMBC (nonconsolidated) total	741.1	164.8	**147.8**
Corporate exposures	637.4	111.5	**143.2**
Sovereign and bank exposures	10.8	9.0	**0.5**
Residential mortgage exposures	4.5	4.0	**0.1**
QRRE	0.1	0.1	**0.0**
Other retail exposures	88.3	53.3	**59.8**

Notes: 1. The "Estimated loss amounts" are the EL for the end of fiscal 2006. Amounts on consumer loans guaranteed by SMBC's consolidated subsidiaries or its affiliates as well as on equity exposures and other exposures subject to Article 145 of the Notification are excluded.
2. Representing the estimated loss amount "After deduction of reserves" for possible losses on substandard loans or below.

■ Standardized Approach

1. Scope

The following consolidated subsidiaries have adopted the standardized approach for exposures as of March 31, 2008. (i.e. consolidated subsidiaries not listed in the "Internal Ratings-Based (IRB) Approach: 1. Scope" on page 140.)

(1) Consolidated subsidiaries planning to adopt phased rollout of the foundation IRB approach

Sumitomo Mitsui Finance and Leasing Co., Ltd., THE MINATO BANK, LTD., and Kansai Urban Banking Corporation. These three subsidiaries are scheduled to adopt the foundation IRB approach from March 31, 2010.

(2) Other consolidated subsidiaries

These are consolidated subsidiaries judged not to be significant in terms of credit risk management based on the type of business, scale, and other factors. These subsidiaries will adopt the standardized approach on a permanent basis.

2. Credit Risk-Weighted Asset Calculation Methodology

A 100% risk weight is applied to claims on corporates in accordance with Article 45 of the Notification, and risk weights corresponding to country risk scores published by the Organization for Economic Cooperation and Development (OECD) are applied to claims on sovereigns and financial institutions.

3. Exposure Balance by Risk Weight Segment

	Billions of yen			
	2008		2007	
March 31		**Assigned country risk score**		Assigned country risk score
0%	**¥ 1,208.0**	**¥ 96.0**	¥1,078.7	¥ 83.7
10%	**547.1**	**—**	562.3	—
20%	**748.8**	**318.4**	574.4	261.9
35%	**1,356.8**	**—**	1,247.5	—
50%	**156.7**	**1.1**	97.7	1.9
75%	**1,835.1**	**—**	643.5	—
100%	**6,397.6**	**0.3**	5,128.1	0.4
150%	**24.5**	**—**	16.6	—
Total	**¥12,274.7**	**¥415.8**	¥9,348.9	¥348.0

Notes: 1. The above amounts are exposures after credit risk mitigation (but before deduction of direct write-offs). Please note that for off-balance sheet assets the amount of exposure has been included.

2. Securitization exposures have not been included.

■ Credit Risk Mitigation Techniques

1. Credit Risk Management Policy and Procedures

In calculating credit risk-weighted asset amounts, SMFG takes into account credit risk mitigation (CRM) techniques. Specifically, amounts are adjusted for eligible financial or real estate collateral, guarantees, and credit derivatives or by netting loans against the obligors' deposits with SMFG financial institutions. The methods and scope of these adjustments and methods of supervision are as follows.

(1) Scope and Management

A. Collateral (Eligible Financial or Real Estate Collateral)

SMBC designates deposits and securities as eligible financial collateral and land and buildings as eligible real estate collateral.

Real estate collateral is evaluated by taking into account its fair value, appraised value, and current conditions, as well as our lien position. Real estate collateral must maintain sufficient collateral value in the event security rights must be exercised due to delinquency. However, during the period from acquiring the rights to exercising the rights, the property may deteriorate or suffer damages from earthquakes or other natural disasters, or there may be changes in the lien position due to, for example, attachment or establishment of liens by a third party. Therefore, the regular monitoring of collateral is implemented according the type of property and the type of security interest.

B. Guarantees and Credit Derivatives

Guarantors are sovereigns, municipal corporations, credit guarantee corporations and other public entities, financial institutions, and commercial/industrial (C&I) corporations. Counterparties to credit derivative transactions are mostly domestic and overseas banks and securities companies.

Credit risk-weighted asset amounts are calculated taking into account credit risk mitigation of guarantees and credit derivatives acquired from entities with sufficient ability to provide production, such as sovereigns, municipal corporations, and other public sector entities of comparable credit quality, and financial institutions and C&I companies with sufficient credit ratings.

C. Netting of Loans against Deposits

SMBC verifies the legal effectiveness of netting arrangements for loans and deposits for each transaction. Specifically, lending transactions subject to the netting of loans against deposits are stipulated in the "Agreement on Bank Transactions," and fixed-term deposits that have fixed maturity dates and cannot be transferred to third-party entities are subject to netting. Regarding deposits with us submitted as collateral, their effect as credit risk mitigation is taken into account under the eligible financial collateral framework described in A. above.

Further, maturity dates and balances (including the post-netting situation) are monitored for subject loans and deposits in accordance with the Notification. When there is a maturity/currency mismatch, netting is executed after making adjustments as stipulated in the Notification, and the credit risk-weighted asset amount is calculated after netting.

(2) Concentration of Credit Risk and Market Risk Accompanying Application of Credit Risk Mitigation (CRM) Techniques

At SMBC, there is a framework in place for controlling concentrations of risk in obligors with large exposures, which includes credit limit guidelines, risk concentration monitoring, and reporting to the Credit Risk Committee (please refer to page 38). Further, exposures to these obligors are monitored on a group basis, taking account of risk concentration in their parent companies in cases of guaranteed exposures.

When marketable financial products (for example, credit derivatives) are used as credit risk mitigants, market risk generated by these products is controlled by setting upper limits.

2. Exposure Balance after CRM

March 31	2008 Eligible financial collateral	2008 Eligible real estate collateral	2007 Eligible financial collateral	2007 Eligible real estate collateral
	Billions of yen			
Foundation IRB approach	¥5,070.6	¥3,081.8	¥2,325.5	¥2,661.4
Corporate exposures	997.0	3,080.3	1,675.0	2,660.2
Sovereign exposures	1,107.4	1.4	0.1	1.2
Bank exposures	2,966.2	0.1	650.4	0.1
Standardized approach	104.6	—	133.4	—
Total	¥5,175.2	¥3,081.8	¥2,458.9	¥2,661.4

March 31	2008 Guarantee	2008 Credit derivative	2007 Guarantee	2007 Credit derivative
	Billions of yen			
Foundation IRB approach	¥5,078.6	¥302.5	¥3,659.7	¥226.0
Corporate exposures	4,189.8	302.5	3,044.9	226.0
Sovereign exposures	245.2	—	58.3	—
Bank exposures	399.9	—	294.8	—
Residential mortgage exposures	243.6	—	261.3	—
QRRE	—	—	—	—
Other retail exposures	0.2	—	0.4	—
Standardized approach	120.4	—	90.2	—
Total	¥5,199.0	¥302.5	¥3,749.9	¥226.0

■ Derivative Transactions and Long Settlement Transactions

1. Risk Management Policy and Procedures

(1) Policy on Collateral Security and Impact of Deterioration of Our Credit Quality

Collateralized derivative is a CRM technique in which collateral is delivered or received regularly in accordance with replacement cost. The Group conducts collateralized derivative transactions as necessary, thereby reducing credit risk. In the event our credit quality deteriorates, however, the counterparty may demand additional collateral, but its impact is deemed to be insignificant.

(2) Netting

Netting is another CRM technique, and "close-out netting" is the main type of netting. In close-out netting, when a default event, such as bankruptcy, occurs to the counterparty, all claims against, and obligations to, the counterparty, regardless of maturity and currency, are netted out to create a single claim or obligation.

Close-out netting is applied to foreign exchange and swap transactions covered under a master agreement with a net-out clause or other means of securing legal effectiveness, and the effect of CRM is taken into account only for such claims and obligations.

2. Credit Equivalent Amounts

(1) Derivative Transactions and Long Settlement Transactions

A. Calculation Method

Current exposure method

B. Credit Equivalent Amounts

March 31	Billions of yen 2008	2007
Gross replacement cost	¥4,796.6	¥2,901.8
Gross add-on amount	3,977.6	3,931.1
Gross credit equivalent amount	8,774.2	6,832.9
Foreign exchange related transactions	4,116.3	2,932.7
Interest rate related transactions	4,244.9	3,616.1
Gold related transactions	—	—
Equities related transactions	2.1	2.3
Precious metals (excluding gold) related transactions	—	—
Other commodity related transactions	289.5	265.1
Credit default swaps	121.4	16.7
Reduction in credit equivalent amount due to netting	4,535.8	3,253.1
Net credit equivalent amount	4,238.4	3,579.8
Collateral amount	170.7	216.6
Qualifying financial collateral	60.2	122.7
Qualifying real estate collateral	110.4	93.9
Net credit equivalent amount (after taking into account credit risk mitigation effect of collateral)	¥4,238.4	¥3,579.8

Note: The net credit equivalent amount was the same before and after taking into account the CRM effect of collateral as the foundation IRB approach and simple approach of the standardized approach have been adopted.

(2) Notional Principal Amounts of Credit Derivatives

	Billions of yen			
	2008		2007	
March 31	Notional principal amount	Of which for CRM	Notional principal amount	Of which for CRM
Protection purchased	¥1,559.0	¥302.5	¥1,260.4	¥226.0
Protection provided	1,134.7	—	1,067.4	—

Note: The "Notional principal amount" is defined as the total of "amounts subject to calculation of credit equivalents" and "amounts employed for CRM."

■ Securitization Exposures

1. Risk Management Policies and Procedures

Definition of securitization exposure has been clarified in order to properly identify, measure, evaluate and report risks, and a risk management department, independent of business units, has been established to centrally manage risks from recognizing securitization exposures to measuring, evaluating and reporting credit risk-weighted assets.

The Group takes one of the following positions in securitization transactions.

- Originator (a direct or indirect originator of underlying assets or a sponsor of an ABCP conduit or a similar program that acquires exposures from third-party entities)
- Investor
- Other (for example, provider of swaps for preventing a mismatch between the dividend on trust beneficiary rights and cash flows generated by underlying assets on which the rights are issued)

2. Credit Risk-Weighted Asset Calculation Methodology

There are three methods of calculating the credit risk-weighted asset amount of securitization exposures subject to the IRB approach: the external ratings-based approach, supervisory formula, and the internal assessment approach. The methods are used as follows.

- First, securitization exposures are examined and the external ratings-based approach is applied to qualifying exposures.
- The remaining exposures are examined and the supervisory formula is applied to qualifying exposures.
- The remaining exposures are deducted from capital.

The credit risk-weighted asset amount for securitization exposures subject to the standardized approach is calculated mostly using ratings published by qualifying rating agencies or based on weighted average risk weights of underlying assets as stipulated in the Notification.

3. Accounting Policy on Securitization Transactions

Accounting treatment of securitization of financial assets is as follows. Extinguishment of financial assets is recognized when the contractual rights over the financial assets is exercised, forfeited or control over the rights is transferred to a third-party, and the difference between the book value of the financial assets and the amount received/paid is recorded as the term's gain/loss. When the control over the contractual rights is not deemed to have been transferred, the securitization transaction is treated as a financial transaction such as a mortgage loan.

When a portion of financial assets satisfies the extinguishment condition, the extinguishment of the said portion is recognized and the difference between the book value of the extinguished portion and the amount received/paid is recorded as the term's gain/loss. The book value of the extinguished portion is calculated by allocating the book value of the financial assets based on the proportion of the financial assets' fair value that the extinguished portion represents.

Further, the remaining portion is subject to self-assessment, and write-offs and provisions are made as necessary.

4. Qualifying External Ratings Agencies

When computing credit risk-weighted asset amounts for securitization exposures using the external rating-based approach under the IRB approach or standardized approach, the risk weights are determined by mapping the ratings of qualifying rating agencies to the risk weights stipulated in the Notification. The qualifying rating agencies are Rating and Investment Information, Inc. (R&I), Japan Credit Rating Agency, Ltd. (JCR), Moody's Investors Service, Inc. (Moody's), Standard & Poor's Ratings Services (S&P), and Fitch Ratings Ltd. (Fitch). When more than one rating is available for an exposure, the second smallest risk weight is used.

5. Portfolio

(1) Securitization Transactions as Originator

A. As Originator (excluding as Sponsor)

(A) Underlying Assets

	Billions of yen						
	March 31, 2008			**Fiscal 2007**			
	Underlying asset amount						
	Total	**Asset transfer type**	**Synthetic type**	**Securitized amount**	**Default amount**	**Loss amount**	**Gains/losses on sales**
Claims on corporates	**¥ 273.8**	**¥ 171.3**	**¥102.5**	**¥ 657.9**	**¥ 7.5**	**¥0.3**	**¥ —**
Mortgage loans	**1,751.7**	**1,751.7**	**—**	**312.3**	**0.6**	**0.1**	**15.9**
Retail loans (excluding mortgage loans)	**260.2**	**64.1**	**196.1**	**154.2**	**43.4**	**6.6**	**—**
Other claims	**295.7**	**148.4**	**147.3**	**129.5**	**0.1**	**1.0**	**0.0**
Total	**¥2,581.4**	**¥2,135.5**	**¥445.9**	**¥1,253.9**	**¥51.6**	**¥8.1**	**¥15.9**

	Billions of yen						
	March 31, 2007			Fiscal 2006			
	Underlying asset amount						
	Total	Asset transfer type	Synthetic type	Securitized amount	Default amount	Loss amount	Gains/losses on sales
Claims on corporates	¥ 330.2	¥ 181.5	¥148.7	¥ 520.5	¥13.3	¥4.3	¥ —
Mortgage loans	1,550.9	1,550.9	—	789.7	0.3	0.0	26.8
Retail loans (excluding mortgage loans)	450.4	—	450.4	341.2	20.1	2.1	—
Other claims	174.7	5.9	168.8	0.4	0.0	0.2	—
Total	¥2,506.3	¥1,738.4	¥768.0	¥1,651.7	¥33.7	¥6.6	¥26.8

Notes: 1. The above amounts include the amount of underlying assets securitized during the term without entailing securitization exposure.

2. The "Default amount" is the total of underlying assets which are past due three months or more and defaulted underlying assets.

3. Other claims" includes claims on PFI (Private Finance Initiative) businesses and lease fees.

4. Following Articles 230 and 248 of the Notification, there were no amounts that represent exposure to products subject to early call provisions to investors.

5. There were no credit risk-weighted assets calculated using Supplementary Provision 15 of the Notification.

(B) Securitization Exposures

a. Underlying Assets by Asset Type

	Billions of yen					
	2008			2007		
March 31	Term-end balance	To be deducted from capital	Increase in capital equivalent	Term-end balance	To be deducted from capital	Increase in capital equivalent
Claims on corporates	**¥139.8**	**¥ 5.3**	**¥ —**	¥183.4	¥ 1.7	¥ —
Mortgage loans	**170.1**	**35.9**	**44.0**	142.7	29.9	40.1
Retail loans (excluding mortgage loans)	**80.0**	**12.8**	**—**	111.1	6.8	—
Other claims	**90.9**	**20.5**	**—**	8.4	8.4	—
Total	**¥480.8**	**¥74.4**	**¥44.0**	¥445.6	¥46.7	¥40.1

b. Risk Weights

	Billions of yen			
	2008		2007	
March 31	Term-end balance	Required capital	Term-end balance	Required capital
20% or less	**¥264.5**	**¥ 2.2**	¥175.1	¥ 1.2
100% or less	**5.7**	**0.1**	76.7	1.0
650% or less	**2.0**	**0.7**	2.0	0.7
1250% or less	**—**	**—**	—	—
Capital deduction	**208.6**	**74.4**	191.8	46.7
Total	**¥480.8**	**¥77.5**	¥445.6	¥49.6

B. As Sponsor

(A) Underlying Assets

	Billions of yen					
	March 31, 2008			**Fiscal 2007**		
	Underlying asset amount					
	Total	Asset transfer type	Synthetic type	Securitized amount	Default amount	Loss amount
Claims on corporates	**¥790.6**	**¥790.6**	**¥—**	**¥6,305.8**	**¥156.8**	**¥154.9**
Mortgage loans	**3.8**	**3.8**	**—**	**—**	**0.6**	**0.6**
Retail loans (excluding mortgage loans)	**54.1**	**54.1**	**—**	**142.4**	**1.2**	**3.3**
Other claims	**64.9**	**64.9**	**—**	**214.1**	**1.5**	**1.3**
Total	**¥913.5**	**¥913.5**	**¥—**	**¥6,662.3**	**¥160.1**	**¥160.1**

	Billions of yen					
	March 31, 2007			Fiscal 2006		
	Underlying asset amount					
	Total	Asset transfer type	Synthetic type	Securitized amount	Default amount	Loss amount
Claims on corporates	¥1,014.3	¥1,014.3	¥—	¥5,898.5	¥206.0	¥204.8
Mortgage loans	—	—	—	—	—	—
Retail loans (excluding mortgage loans)	37.1	37.1	—	0.5	0.0	0.0
Other claims	124.2	124.2	—	175.0	1.5	1.3
Total	¥1,175.6	¥1,175.6	¥—	¥6,074.0	¥207.5	¥206.0

Notes: 1. The above amounts include the amount of underlying assets securitized during the term without entailing securitization exposure.

2. The "Default amount" is the amount of defaulted underlying assets and those past due three months or more.

3. The "Default amount" and "Loss amount" when acting as a sponsor of securitization of customer claims are estimated using the following methods and alternative data are used as it is difficult to obtain relevant data in a timely manner because the underlying assets are recovered by the customer.

(1) "Default amount" estimation method

- For securitization transactions subject to the external ratings-based approach, the amount is estimated based on information on underlying assets obtainable from customers, etc.
- For securitization transactions subject to the supervisory formula, the amount is estimated based on obtainable information on, or default rate of, each obligor. Further, when it is difficult to estimate the amount using either method, it is conservatively estimated by assuming that the underlying asset is a default asset.

(2) "Loss amount" estimation method

- For securitization transactions subject to the external ratings-based approach, the amount is the same amount as the default amount estimated conservatively in (1) above.
- For securitization transactions subject to supervisory formula, when expected loss ratios of defaulted underlying assets can be determined, the amount is estimated using the ratios. When it is difficult to determine the ratios, the amount is the same amount as the default amount estimated in (1) above.

4. "Other claims" includes lease fees.

5. Following Articles 230 and 248 of the Notification, there were no amounts that represent exposure to products subject to early call provisions to investors.

6. There were no credit risk-weighted assets calculated using Supplementary Provision 15 of the Notification.

(B) Securitization Exposures

a. Underlying Assets by Asset Type

	Billions of yen					
	2008			2007		
March 31	Term-end balance	To be deducted from capital	Increase in capital equivalent	Term-end balance	To be deducted from capital	Increase in capital equivalent
Claims on corporates	**¥608.1**	**¥0.1**	**¥—**	¥807.7	¥13.1	¥—
Mortgage loans	**3.8**	**—**	**—**	—	—	—
Retail loans (excluding mortgage loans)	**54.1**	**—**	**—**	37.1	—	—
Other claims	**59.7**	**—**	**—**	100.3	—	—
Total	**¥725.7**	**¥0.1**	**¥—**	¥945.1	¥13.1	¥—

Note: "Other claims" includes lease fees.

b. Risk Weights

March 31	Billions of yen			
	2008		2007	
	Term-end balance	Required capital	Term-end balance	Required capital
20% or less	**¥634.1**	**¥3.9**	¥809.4	¥ 5.6
100% or less	**91.5**	**2.6**	103.1	3.7
650% or less	**—**	**—**	18.9	2.4
1250% or less	**—**	**—**	—	—
Capital deduction	**0.1**	**0.1**	13.7	13.1
Total	**¥725.7**	**¥6.6**	¥945.1	¥24.9

(2) Securitization Transactions in which the Group is the Investor

A. Securitization Exposures

(A) Underlying Assets by Asset Type

March 31	Billions of yen					
	2008			2007		
	Term-end balance	To be deducted from capital	Increase in capital equivalent	Term-end balance	To be deducted from capital	Increase in capital equivalent
Claims on corporates	**¥339.5**	**¥66.0**	**¥—**	¥301.6	¥76.9	¥—
Mortgage loans	**—**	**—**	**—**	379.3	—	—
Retail loans (excluding mortgage loans)	**15.0**	**—**	**—**	17.8	—	—
Other claims	**24.6**	**10.6**	**—**	124.0	1.3	—
Total	**¥379.1**	**¥76.6**	**¥—**	¥822.8	¥78.2	¥—

Notes: 1. "Other claims" includes securitization products.
2. There were no credit risk-weighted assets calculated using Supplementary Provision 15 of the Notification.

(B) Risk Weights

March 31	Billions of yen			
	2008		2007	
	Term-end balance	Required capital	Term-end balance	Required capital
20% or less	**¥228.4**	**¥ 1.5**	¥668.5	¥ 4.7
100% or less	**35.0**	**1.6**	26.2	1.6
650% or less	**0.6**	**0.1**	—	—
1250% or less	**—**	**—**	—	—
Capital deduction	**115.1**	**76.6**	128.1	78.2
Total	**¥379.1**	**¥79.9**	¥822.8	¥84.4

■ Equity Exposures in Banking Book

1. Risk Management Policy and Procedures

Securities in the banking book are properly managed, for example, by setting upper limits on the allowable amount of risk under the market or credit risk management framework selected according to their holding purpose and risk characteristics. For securities held as "other securities," the upper limits are also set in terms of price fluctuation risk.

Regarding stocks of subsidiaries, assets and liabilities of subsidiaries are managed on a consolidated basis, and risks related to stocks of affiliates are recognized separately. Their risk as equity is not measured as upper limits on the allowable amount of risk are set for stocks of subsidiaries and affiliates, and the limits are established within the "risk capital limit" of SMFG, taking into account the financial and business situations of the subsidiaries and affiliates.

2. Valuation of Securities in Banking Book and Other Significant Accounting Policies

Stocks of subsidiaries and affiliates are carried at amortized cost using the moving-average method. Other securities with market prices are carried at their average market prices during the final month of the fiscal year. Securities other than these securities are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method) and those with no available market prices are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are reported as a component of "net assets." Derivative transactions are carried at fair value.

3. Consolidated Balance Sheet Amounts and Fair Values

	Billions of yen			
	2008		2007	
March 31	Balance sheet amount	Fair value	Balance sheet amount	Fair value
Listed equity exposures	**¥2,913.3**	**¥2,913.3**	¥3,980.3	¥3,980.3
Stocks of subsidiaries and affiliates and equity exposures other than above	**670.5**	**—**	519.0	—
Total	**¥3,583.8**	**¥ —**	¥4,499.3	¥ —

4. Gains (Losses) on Sale and Devaluation of Stocks of Subsidiaries and Affiliates and Equity Exposures

	Billions of yen	
	Fiscal 2007	Fiscal 2006
Gains (losses)	**¥ (7.1)**	¥44.7
Gains on sale	**61.5**	62.8
Losses on sale	**5.7**	1.5
Devaluation	**62.8**	16.6

Note: The above amounts are "gains (losses) on stocks and other securities" in the consolidated statements of income.

5. Unrealized Gains (Losses) Recognized on Consolidated Balance Sheet but Not on Consolidated Statements of Income

	Billions of yen	
March 31	2008	2007
Unrealized gains (losses) recognized on consolidated balance sheet but not on consolidated statements of income	**¥940.3**	¥1,982.6

Note: The above amount is for stocks of Japanese companies and foreign stocks with market prices.

6. Unrealized Gains (Losses) Not Recognized on Consolidated Balance Sheet or Consolidated Statements of Income

	Billions of yen	
March 31	2008	2007
Unrealized gains (losses) not recognized on consolidated balance sheet or consolidated statements of income	**¥(24.4)**	¥65.7

Note: The above amount is for stocks of affiliates with market prices.

■ Exposure Balance by Type of Assets, Geographic Region, Industry and Residual Term

1. Exposure Balance by Type of Asset, Geographic Region and Industry

	Billions of yen				
March 31, 2008	Loans, etc.	Bonds	Derivatives	Other	Total
Domestic operations (excluding offshore banking accounts)					
Manufacturing	**¥ 8,402.1**	**¥ 130.0**	**¥ 550.3**	**¥ 2,453.7**	**¥ 11,536.1**
Agriculture, forestry, fishery and mining	**317.4**	**0.1**	**13.7**	**61.3**	**392.6**
Construction	**1,745.7**	**38.0**	**16.0**	**147.6**	**1,947.2**
Transport, information, communications and utilities	**4,173.9**	**127.6**	**177.3**	**757.4**	**5,236.2**
Wholesale and retail	**6,719.0**	**49.3**	**645.4**	**682.3**	**8,095.9**
Financial and insurance	**10,540.0**	**965.7**	**1,330.7**	**273.5**	**13,109.9**
Real estate	**8,580.1**	**263.0**	**55.9**	**285.5**	**9,184.5**
Services	**6,681.9**	**107.5**	**95.9**	**658.2**	**7,543.5**
Local municipal corporations	**2,592.3**	**604.9**	**4.4**	**6.1**	**3,207.8**
Other industries	**19,574.7**	**12,709.5**	**6.2**	**4,935.8**	**37,226.2**
Subtotal	**¥69,327.1**	**¥14,995.5**	**¥2,895.8**	**¥10,261.4**	**¥ 97,479.8**
Overseas operations and offshore banking accounts					
Sovereigns	**¥ 335.1**	**¥ 791.2**	**¥ 9.4**	**¥ —**	**¥ 1,135.7**
Financial institutions	**3,651.6**	**337.1**	**950.1**	**0.0**	**4,938.8**
C&I companies	**10,512.3**	**223.9**	**377.7**	**—**	**11,113.9**
Others	**1,956.8**	**290.9**	**2.9**	**347.3**	**2,597.9**
Subtotal	**¥16,455.8**	**¥ 1,643.0**	**¥1,340.1**	**¥ 347.3**	**¥ 19,786.2**
Total	**¥85,782.9**	**¥16,638.5**	**¥4,235.9**	**¥10,608.8**	**¥117,266.0**

	Billions of yen				
March 31, 2007	Loans, etc.	Bonds	Derivatives	Other	Total
Domestic operations (excluding offshore banking accounts)					
Manufacturing	¥ 8,135.7	¥ 132.7	¥ 400.5	¥2,846.4	¥ 11,515.2
Agriculture, forestry, fishery and mining	179.1	1.1	9.0	66.7	255.9
Construction	1,772.1	57.9	14.6	185.3	2,029.8
Transport, information, communications and utilities	3,793.9	137.7	97.7	880.6	4,909.9
Wholesale and retail	6,982.3	64.3	433.6	685.1	8,165.2
Financial and insurance	7,593.2	1,275.2	1,217.3	322.3	10,408.0
Real estate	8,766.4	89.1	40.0	262.0	9,157.5
Services	7,010.9	65.6	87.5	515.1	7,679.1
Local municipal corporations	1,133.8	750.2	1.1	2.6	1,887.7
Other industries	18,412.1	7,912.8	160.7	3,771.8	30,257.3
Subtotal	¥63,779.4	¥10,486.5	¥2,461.9	¥9,537.9	¥ 86,265.7
Overseas operations and offshore banking accounts					
Sovereigns	¥ 315.8	¥ 82.5	¥ 8.4	¥ —	¥ 406.6
Financial institutions	2,473.8	243.9	805.3	0.0	3,523.0
C&I companies	8,964.0	258.8	263.0	—	9,485.7
Others	2,075.2	350.4	41.3	293.8	2,760.7
Subtotal	¥13,828.8	¥ 935.5	¥1,117.9	¥ 293.8	¥ 16,176.0
Total	¥77,608.2	¥11,422.0	¥3,579.8	¥9,831.6	¥102,441.7

Notes: 1. The above amounts are exposure amounts after credit risk mitigation.

2. The above amounts do not include equity exposures and credit risk-weighted assets under Article 145 of the Notification.

3. "Loans, etc." includes loans, commitments and off-balance sheet assets except other derivatives, and "Other" includes equity exposures and standardized approach applied funds.

4. "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

2. Exposure Balance by Type of Asset and Residual Term

March 31, 2008	Billions of yen				
	Loans, etc.	Bonds	Derivatives	Other	Total
To 1 year	¥27,619.3	¥ 3,003.3	¥ 653.2	¥ 373.7	¥ 31,649.6
More than 1 year to 3 years	13,826.5	4,301.5	1,452.3	927.9	20,508.2
More than 3 years to 5 years	12,066.4	5,687.3	1,048.3	1,158.8	19,960.8
More than 5 years to 7 years	4,784.0	873.0	476.4	310.1	6,443.4
More than 7 years	21,378.1	2,773.3	605.7	191.8	24,948.8
No fixed maturity	6,108.6	—	—	7,646.5	13,755.2
Total	¥85,782.9	¥16,638.5	¥4,235.9	¥10,608.8	¥117,266.0

March 31, 2007	Billions of yen				
	Loans, etc.	Bonds	Derivatives	Other	Total
To 1 year	¥22,156.2	¥ 3,747.2	¥ 389.4	¥ 176.6	¥ 26,469.5
More than 1 year to 3 years	11,682.2	1,628.6	1,232.6	503.0	15,046.4
More than 3 years to 5 years	11,737.6	1,451.8	1,058.7	621.5	14,869.5
More than 5 years to 7 years	4,469.4	1,382.4	431.9	162.9	6,446.6
More than 7 years	20,332.6	3,212.1	467.2	110.4	24,122.3
No fixed maturity	7,230.2	—	—	8,257.2	15,487.5
Total	¥77,608.2	¥11,422.0	¥3,579.8	¥9,831.6	¥ 102,441.7

Notes: 1. The above amounts are exposure amounts after credit risk mitigation.
2. The above amounts do not include equity exposures and credit risk-weighted assets under Article 145 of the Notification.
3. "Loans, etc." includes loans, commitments and off-balance sheet assets except other derivatives, and "Other" includes equity exposures and standardized approach applied funds.
4. "No fixed maturity" includes exposures not classified by residual term.

3. Term-end Balance of Exposures Past Due 3 Months or More or Defaulted and Their Breakdown

(1) By Geographic Region

March 31	Billions of yen	
	2008	2007
Domestic operations (excluding offshore banking accounts)	¥1,759.4	¥1,948.3
Overseas operations and offshore banking accounts	140.7	135.0
Asia	42.0	81.9
North America	83.2	42.3
Other regions	15.4	10.8
Total	¥1,900.0	¥2,083.3

Notes: 1. The above amounts are credits subject to self-assessment, including mainly off-balance sheet credits to obligors categorized as "Substandard Borrowers" or lower under self-assessment.
2. The above amounts include partial direct write-offs (direct reductions).
3. "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries, and the term-end balances are calculated based on the obligor's domicile country.

(2) By Industry

March 31	Billions of yen 2008	2007
Domestic operations (excluding offshore banking accounts)		
Manufacturing	¥ 180.4	¥ 123.6
Agriculture, forestry, fishery and mining	7.1	6.3
Construction	153.4	196.4
Transport, information, communications and utilities	96.9	155.8
Wholesale and retail	288.6	170.5
Financial and insurance	38.2	16.6
Real estate	325.1	556.5
Services	347.0	452.2
Other industries	322.6	270.4
Subtotal	¥1,759.4	¥1,948.3
Overseas operations and offshore banking accounts		
Financial institutions	¥ 1.0	¥ 1.1
C&I companies	139.7	133.9
Others	—	—
Subtotal	¥ 140.7	¥ 135.0
Total	¥1,900.0	¥2,083.3

Notes: 1. The above amounts are credits subject to self-assessment, including mainly off-balance sheet credits to obligors categorized as "Substandard Borrowers" or lower under self-assessment.
2. The above amounts include partial direct write-offs (direct reductions).
3. "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

4. Term-end Balances of General Reserve for Possible Loan Losses, Specific Reserve for Possible Loan Losses and Loan Loss Reserve for Specific Overseas Countries

(1) By Geographic Region

March 31	Billions of yen 2008	2007	Increase (decrease)
General reserve for possible loan losses	¥ 593.7	¥ 683.6	¥ (89.9)
Loan loss reserve for specific overseas countries	0.0	1.9	(1.9)
Specific reserve for possible loan losses	819.6	693.7	125.9
Domestic operations (excluding offshore banking accounts)	738.5	661.0	77.5
Overseas operations and offshore banking accounts	81.1	32.7	48.4
Asia	10.1	14.1	(4.0)
North America	68.1	12.9	55.2
Other regions	2.9	5.7	(2.8)
Total	¥1,413.3	¥1,379.2	¥ 34.1

Notes: 1. "Specific reserve for possible loan losses" includes partial direct write-offs (direct reductions).
2. "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries, and the term-end balances are calculated based on the obligor's domicile country.

(2) By Industry

March 31	Billions of yen 2008	2007	Increase (decrease)
General reserve for possible loan losses	**¥ 593.7**	¥ 683.6	¥ (89.9)
Loan loss reserve for specific overseas countries	**0.0**	1.9	(1.9)
Specific reserve for possible loan losses	**819.6**	693.7	125.9
Domestic operations (excluding offshore banking accounts)	**738.5**	661.0	77.5
Manufacturing	**76.3**	43.6	32.7
Agriculture, forestry, fishery and mining	**1.3**	0.4	0.9
Construction	**71.3**	37.5	33.8
Transport, information, communications and utilities	**49.2**	48.7	0.5
Wholesale and retail	**142.7**	82.7	60.0
Financial and insurance	**19.2**	8.7	10.5
Real estate	**110.9**	157.7	(46.8)
Services	**135.2**	154.6	(19.4)
Other industries	**132.4**	127.1	5.3
Overseas operations and offshore banking accounts	**81.1**	32.7	48.4
Financial institutions	**0.9**	0.9	(0.0)
C&I companies	**80.2**	31.8	48.4
Others	**—**	—	—
Total	**¥1,413.3**	¥1,379.2	¥ 34.1

Notes: 1. "Specific reserve for possible loan losses" includes partial direct write-offs (direct reductions).
2. "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

5. Loan Write-Offs by Industry

	Billions of yen Fiscal 2007	Fiscal 2006
Domestic operations (excluding offshore banking accounts)		
Manufacturing	**¥ 25.7**	¥10.6
Agriculture, forestry, fishery and mining	**0.3**	0.0
Construction	**16.0**	5.6
Transport, information, communications and utilities	**11.3**	14.9
Wholesale and retail	**42.6**	21.3
Financial and insurance	**(0.0)**	1.1
Real estate	**(3.6)**	(10.2)
Services	**24.7**	16.2
Other industries	**18.7**	25.4
Subtotal	**¥135.7**	¥84.9
Overseas operations and offshore banking accounts		
Financial institutions	**¥ 0.0**	¥ 0.0
C&I companies	**6.0**	(3.5)
Others	**—**	—
Subtotal	**¥ 6.0**	¥ (3.5)
Total	**¥141.8**	¥81.4

Note: "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

■ Market Risk

1. Scope

The following approaches are used to calculate market risk equivalent amounts.

(1) Internal Models Approach

General market risk of SMBC, Sumitomo Mitsui Banking Corporation Europe Limited, SMBC Capital Markets, Inc., SMBC Capital Markets Limited, and SMBC Derivative Products Limited

(2) Standardized Measurement Method

- Specific risk
- General market risk of consolidated subsidiaries other than SMBC, Sumitomo Mitsui Banking Corporation Europe Limited, SMBC Capital Markets, Inc., SMBC Capital Markets Limited, and SMBC Derivative Products Limited

2. Valuation Method Corresponding to Transaction Characteristics

All assets and liabilities held in the trading book - therefore, subject to calculation of the market risk equivalent amount - are transactions with high market liquidity. Securities and monetary claims are carried at the fiscal year-end market price, and derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

■ Interest Rate Risk in Banking Book

Interest rate risk in the banking book fluctuates significantly depending on the method of recognizing maturity of demand deposits (such as current accounts and ordinary deposits which funds can be withdrawn on demand) and the method of predicting early withdrawal from fixed-term deposits and prepayment of consumer loans. Key assumptions made by SMBC in measuring interest rate risk in the banking book are as follows.

1. Method of Recognizing Maturity of Demand Deposits

The total amount of demand deposits expected to remain with the bank for the long term (with 50% of the lowest balance during the past 5 years as the upper limit) is recognized as a core deposit amount and interest rate risk is measured for each maturity with 5 years as the maximum term (the average is 2.5 years).

2. Method of Estimating Early Withdrawal from Fixed-term Deposits and Prepayment of Consumer Loans

The rate of early withdrawal from fixed-term deposits and the rate of prepayment of consumer loans are estimated and the rates are used to calculate cash flows used for measuring interest rate risk.

VaR Results

	Billions of yen			
	Fiscal 2007		Fiscal 2006	
	Trading	Banking	Trading	Banking
Fiscal year-end	¥2.2	¥23.3	¥2.9	¥47.6
Maximum	4.3	59.3	4.7	78.9
Minimum	2.1	20.9	2.1	36.8
Average	2.8	31.3	2.9	51.6

Notes: 1. The VaR results for a one-day holding period with a one-sided confidence interval of 99.0%, computed daily using historical simulation method based on data collected over a four-year period.
2. Includes principal consolidated subsidiaries.
3. Figures for the trading book exclude specific risks.

■ Operational Risk

1. Operational Risk Equivalent Amount Calculation Methodology

SMFG has adopted the Advanced Measurement Approaches (AMA) for exposures as of March 31, 2008. The following consolidated subsidiaries have also adopted the AMA, and the remaining consolidated subsidiaries have adopted the Basic Indicator Approach (BIA).

Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Card Company, Limited, The Japan Research Institute, Limited, SMBC Friend Securities Co., Ltd., The Japan Net Bank, Limited, SMBC Guarantee Co., Ltd., SMBC Finance Service Co., Ltd., THE MINATO BANK, LTD., SMBC Center Service Co., Ltd., SMBC Delivery Service Co., Ltd., SMBC Green Service Co., Ltd., SMBC International Business Co., Ltd., SMBC International Operations Co., Ltd., SMBC Loan Business Service Co., Ltd., SMBC Market Service Co., Ltd., SMBC Loan Administration and Operations Service Co., Ltd., and Sumitomo Mitsui Banking Corporation Europe Limited.

Further, the following companies that have adopted the BIA are making preparations to adopt the AMA: Kansai Urban Banking Corporation (for exposures as of September 30, 2008), Sumitomo Mitsui Finance and Leasing Company, Limited (for exposures as of March 31, 2009), and QUOQ Inc. (for exposures as of March 31, 2011).

2. Outline of the AMA

An outline of the AMA for operational risk management is described in the section on Risk Management. In this section, we would like to present an explanation of the preparation of data that is input into the quantification model and the verification of scenario assessment using internal loss data, external loss data, and Business Environment and Internal Control Factors (BEICFs). We will also give an outline of the methodology for measuring the operational risk equivalent amount ("required capital") using the quantification model.



Internal loss data
External loss data
BEICFs
B. Verification
(1) Scenario Analysis through Risk Control Assessments
A. Data input
(2) Measurement using quantification model
Risk mitigation initiatives

(1) Scenario Analysis through Risk Control Assessments

A. Preparation of Data Input into the Quantification Model

In order to estimate the frequency of occurrence of "low-frequency and high-severity" events, which is the purpose of risk control assessment, we estimate the loss frequency in terms of four loss amounts (¥100 million, ¥1 billion, ¥5 billion, and ¥10 billion) for each scenario, then input the total amount by loss event type for each entity, namely, SMFG (consolidated), SMBC (consolidated), and SMBC (nonconsolidated), into the quantification model.

At SMFG and SMBC, by using a different assessment method according to loss event type and organizational classification, we obtain a proper grasp of operational risk profile of the Group. The following section provides typical calculation examples for scenarios of SMBC domestic business offices.

(A) Deriving and Scoring Scenarios

a. Deriving Scenarios

In order to grasp all potential risks of a business/product, we first identify "business processes & /products" stipulated in the "Common Procedures of Operations". Then, we derive all possible scenarios for the generation of a loss event of prescribed magnitude by breaking down the operation process of each "business processes &/ products" into "processing types".

We evaluate each individual scenario on an operation process basis.

Classification of Business, Products and Processing Type (Example)

(Example)

Product	Exchange forward contract
Business	Conclusion of exchange forward contract

Operation process	Processing type
(a) Explanation to customer	Explanation
(b) Request for preparation of application form	Receipt and check
(c) Presentation of conditions to customer, conclusion of contract	Agreements and contracts
(d) Conclusion of the deal with Market Operations Promotion Department	Internal transfer
(e) Entry of contract implementation form	System entries
(f) Exchange of forward contract	Issuance, notification and reporting

Processing type	
	(a) Explanation
	(b) Attribute confirmation
	(c) Receipt and check
	(d) Issuance, notification and reporting
	(e) Internal transfer
	(f) Application, decision and authorization
	(g) Agreements and contracts
	(h) Preparation of vouchers, etc. and making entries
	(i) System entries
	(j) Management during contract period
	(k) Safekeeping, depositing and withdrawal

b. Scenario Assessment

In order to assess scenarios, it is necessary to quantify loss frequency and amount for each scenario. At SMBC, in order to quantify loss frequency for each scenario, we execute risk control assessments on each scenario.

In risk assessment, in order to measure the easiness of loss occurrence in each operation process before taking into account the risk management (control) situation, we set standards for various assessment items - transaction volume, volatility of transaction volume, time limits and so on - and the operation process is scored on how well the standards are met.

Risk Scoring (Examples)

Perspective	Risk Items	What to Assess	Score
Easiness of making an error	(a) Transaction volume	Largeness of annual processing volume	1
	(b) Volatility of transaction volumes	Degree of concentration of processing on specific dates	0
	(c) Time limits	Shortness of deadlines and degree of urgency	2
	(d) Complexity of process	Degree of processing complexity, processing volume per task	1
	(e) Complexity of products	Product complexity	0
Easiness of an error leading to a clerical accident	(f) Deal with outside party	Easiness of error in transferring actual items/funds to customer/other bank leading to loss accident	0
	(g) Booking of business products	Easiness of error in handling of, or in notifying actions to be taken on, products with market risk leading to loss event	0

Control assessment is executed from the perspective of preventive control and detection & recovery control. We set standards for various items - establishment of manuals and procedures, processing authority and pre-process check, post-process check, and so on - and the operation process is scored on how well the standards are met.

Control Assessment (Examples)

Perspective	Risk Items	What to Assess	Score
Design of procedures	(a) Establishment of manuals and procedures	Whether rules/ procedures/etc. have been documented or updated	1
	(b) Details of manuals and procedures	Whether there are rules for accurate processing execution without omissions and whether they are effective (excluding those included in below three risk items)	0
Authority and verification	(c) Processing authority and pre-process check	Assess processing authority, pre-process check	1
	(d) Post-process check	Assess post-process check and accident detection measures (assess only preventive measures)	0
System situation	(e) Degree of system processing	System processing	0

(B) Quantifying Loss Frequency of Each Scenario

a. Generation of "Average Frequency Table" for Domestic Business Offices

To quantify loss frequency for domestic branches, we assume future loss frequency is similar to historical loss frequency. And we generate an average frequency table, which is used to estimate future loss frequency. The average frequency table comprises rows of total risk score and columns of total control score and the number of loss occurrences in a one-year period for each combination of scores is given.

As risk and control assessment items are expected to have different loss occurrence contribution ratios, we analyze their loss occurrence contribution ratios for each assessment item by executing a regression analysis and weight each assessment item.

Average Frequency Table (Example)

(Times/Year)

Total Score		Control					
		~2.0	2.4	2.8	3.2	3.6	4.0
Risk	5.5~	***	***	***	***	***	***
	4.5~5.5	***	***	***	***	***	***
	3.5~4.5	***	***	***	***	***	***
	2.5~3.5	***	***	***	***	2.40	***
	1.5~2.5	***	***	***	***	***	***
	0.5~1.5	***	***	***	***	***	***
	~0.5	***	***	***	***	***	***

b. Quantifying Loss Frequency of Each Scenario

Total risk assessment score and total control assessment score are calculated for each scenario taking into account the weight of each assessment item described above. Then, the loss frequency of each scenario (the number of times the loss event described in the scenario occurs during a one-year period) is estimated using the average frequency table.

(C) Quantifying Loss Amount for Each Scenario

In order to quantify the loss amount for each scenario, we generate loss distribution for each "business process & product" by using the historical transaction data of SMBC. Specifically, we assume that the historical transaction volume follows a logarithmic normal (log-normal) distribution for each "business process & product" and generate the log-normal distribution.

(D) Estimating the Frequency of Occurrence of the "Low-Frequency and High-Severity" Events

In order to estimate the probability of occurrence in terms of four loss amounts (¥100 million, ¥1 billion, ¥5 billion, and ¥10 billion) for each scenario, we use a cumulative distribution function estimated for each scenario.

Because we assume the log-normal distribution to each "business process & product", in case one loss event occurs in a one-year period, maximum potential loss is the cumulative distribution function based on log-normal distribution. Therefore, in this case, we estimate the probability of occurrence of four loss amounts by substituting each loss amount for the maximum loss amount of cumulative distribution function.

In case that one loss event occurs in a one-year period, the method described above is followed. However, in case that several numbers of loss events occur in a one-year period, it is conceivable that the events occurred independently of each other. Therefore, the probability of occurrence of several loss events can be calculated by the probability of one loss event raised to the power of its loss frequency.

As we quantify the loss frequency for each scenario using the average frequency table,we are able to estimate the probability of four loss amounts by the probability raised to the power of loss frequency derived from the frequency table.

After estimating the loss frequency in terms of the four loss amounts for each scenario, we sum results for each loss event type and input them into the quantification model for SMFG (consolidated), SMBC (consolidated), and SMBC (nonconsolidated).

B. Verification of Scenarios Using Three Data Elements

At SMFG and SMBC, the verifications of the assessments of scenarios using internal loss data, external loss data, and BEICFs (hereinafter, "3 data elements") is implemented quarterly. Specifically, SMFG and SMBC use these data and information and use them to determine, on a quarterly basis, whether there are any scenarios that have been omitted and whether the assessments of the scenarios are appropriate to ensure the completeness and appropriateness of the scenarios.

(A) Reassessment of Scenarios Using Internal Loss Data

Both SMFG and SMBC, in principle, compile internal loss data on all gross loss amounts of at least one yen. From the data, internal loss data which fulfill the established criteria are drawn, and the content of the related loss events is considered; then, a judgment is made regarding whether or not to review the scenario in question. Specifically, we pose a number of issues to consider, such as whether the scenario exists at SMBC, and, if so, whether the deviation between the actual loss and the assessed value of the scenario is within the tolerance range. In considering these issues, we follow a set pattern of logical reasoning in making a decision on whether the scenario should be revised.

When we decide it is necessary to revise the scenario, we make a reassessment based on the internal loss data. In this process, we consider redeveloping and reassessing the scenario and other related matters to ensure that the internal loss data is properly reflected in the scenario.

(B) Reassessment of Scenarios Using External Loss Data

At SMFG and SMBC, we have a database containing more than 5,000 cases of external losses that have been taken from the mass media, including newspapers, and purchased from data vendors. A framework has been created to enable the sharing of this database across the Group.

From this database, we draw external loss data which fulfill the established criteria, and the content of the related loss events is considered; then, a judgment is made regarding whether or not to revise the scenario in question. Specifically, we pose a number of issues to consider, such as whether the scenarios in question exist at SMBC, and, if so, whether the deviation between the actual loss and the assessed value of the scenario is within the tolerance range. In considering these issues, we follow a set pattern of logical reasoning in making a decision on whether the scenario should be reviewed.

When we decide it is necessary for the scenario to be reviewed, we make a reassessment based on the external loss data. In this process, we consider deriving and reassessing the scenario and other related matters to ensure that the external loss data is properly reflected in the scenario.

(C) Reassessment of Scenarios using BEICFs

At SMFG and SMBC, we compile data related to changes in laws and regulations, changes in internal rules, policies and procedures, and new business, products and process, all of which are business environment and internal control factors (BEICFs). We use this information to consider periodically whether our scenarios should be reconsidered, and, even for events other than those listed previously, when major changes occur in the business environment, our systems provide, as necessary, for the consideration of whether scenarios should be revised.

When we decide it is necessary for the scenario to be reviewed, we make a reassessment based on the information related to changes and other factors in BEICFs. In this process, we consider redeveloping and reassessing the scenario and other related matters to ensure that the changes in BEICFs are properly reflected in our scenarios.

(2) Measurement using Quantification Models

When calculating operational risk using the quantification model, firstly, we input seven-year historical internal loss data and the data on the frequency of "low-frequency and high-severity" events in terms of four loss amounts, which have been estimated through risk control assessments, and generate a loss distribution. Secondly, we use this distribution to estimate the maximum loss amount with a 99.0 percentile confidence interval (hereinafter referred to as 99.0% VaR). Thirdly, we multiply this maximum loss by a number, which we call "the risk capital conversion factor", to estimate 99.9% VaR.Finally, we calculate required capital by using a multiplier that has been determined based on the number of times in which actual losses have exceeded predicted losses through the use of back testing. In estimation of the aggregated loss distribution, we need to estimate the loss severity and frequency distribution.

In addition, we confirm whether the quantification model is functioning appropriately and conservatively in measuring operational risk by implementing various types of sensitivity analysis and verification tests.

The following chart puts the main points of this quantification method in order and explains how the results of measurement are verified.


A. Estimation with the Quantification Model
(B) Estimation of the Loss Frequency Distribution
Sampling of the number of losses from the distribution
Reiteration
Aggregated Loss Distribution
Frequency x Severity
Calculation of annual loss amount
Probability of occurrence (frequency)
0.4
0.3
0.2
0.1
0
(C) Times the risk capital conversion factor
99.0%
99.9%
Amount of annual losses
Total
(A) Estimation of Loss Severity Distribution
Sampling of the amount of losses of the cases drawn from the distribution
(D) Calculation of required capital
B. Verification of Quantification Model
(A) Verification of Quantification Accuracy
(B) Implementation of Regular Verification Process (Pre-testing, Back testing)

A. Measurement using the Quantification Model

(A) Estimation of Loss Severity Distribution

a. Smoothed Bootstrap Method

We employ the "smoothed bootstrap" method for generating the loss distribution.The smoothed bootstrap method is one of the methods that connect the distribution, of the realized risk and the potential risk event, smoothly. Under this method, no assumptions are made about the shape of the distribution as a whole, but assumptions are on the individual distribution related to realized individual losses. Therefore, this method takes advantage of the widely known parametric method as well as the non-parametric one.

Under the non-parametric method, if we use historical internal loss data to generate the loss severity distribution, we are not able to create the samples outside the actual observation points, and also it is particularly difficult to create a distribution with a fat tail. However, through the use of the method that can combine such data (on actual observations) with data on potential risks, it becomes possible to create large losses that occur rarely (with a potential impact) and that have not actually been found in historical internal loss data. In generating the distribution, while "high-frequency low-severity" events are based on sufficient historical internal loss data volume, for "low-frequency high-severity" events in the tail of the distribution, the historical internal data volume is insufficient. This approach makes it possible to reflect the severity (frequency of occurrence) of potential risk that has been assessed in the risk control assessments. In this way, using this model, realized risks and potential risks can be combined with congruity.

In estimating the loss distribution under this method, the Kernell function is applied to the loss data to derive "Kernell estimate" by the pile-up of functions. In particular, the log-normal distribution is applied as the Kernell function.

b. Supplementing Results of Risk Control Assessments with Extreme Value Theory

In order to capture potential risks, a statistical method known as Extreme Value Theory is used in addition to the results of risk control assessments. Extreme Value Theory is the statistical assessment method by which risks that may occur in the future accompanying larger losses than the actually observed ones in the internal loss data can be quantified, and fulfills the role of supplementing the risk control assessments.


Gaining a grasp of realized risk
Collection of internal loss data
(Example)
Loss occurrence for the last 7 years (or period actually collected)
Period | Amount of loss
2003/1H | 5,000,000
2004/1H | 10,000,000
2005/1H | 8,000,000
2006/1H | 15,000,000
2005/2H | 7,000,000
Capturing potential risks
Statistical estimates from internal loss data (Extreme Value Theory)
Estimates from risk control assessments
(Example)
Estimates of potential risk that may emerge
Amount of loss | Frequency of occurrence
¥100 million or more | Once in 5 years
¥1 billion or more | Once in 10 years
¥5 billion or more | Once in 50 years
¥10 billion or more | Once in 100 years
Body part of the "high- frequency low- severity" loss severity distribution
Tail part of the "low- frequency high- severity" loss severity distribution
Combination of the loss severity distributions
Smoothed bootstrap method
Smoothed bootstrap method
Frequency of occurrence
Body part
Tail part
Amount of losses
¥100
¥1
¥5
¥10

(B) Estimation of Loss Frequency Distribution

The Poisson distribution is used for generating the loss frequency distribution. To estimate the Poisson distribution, it is necessary to estimate the average number of annual losses, but in this model, we do not simply take the annual average of all cases of losses for the entire period (several fiscal years) but instead, estimate the annual average number of loss cases for each fiscal year individually. Through this approach, we are able to take account of the deviations in the historical incidence of losses for different periods and are able to estimate loss cases that may occur in the future more appropriately.

(C) Risk Capital Conversion Factor γ

We calculate 99.0% VaR from the estimated aggregated loss distribution, and then multiply the risk capital conversion factor γ (gamma) in order to compute 99.9% VaR. By introducing γ it is unnecessary to estimate 99.9% VaR directly which can be estimated with lower accuracy, and it provides with stable estimation results by estimating 99.0% VaR which can be estimated with higher accuracy.

The factor γ means the ratio between 99.9% VaR and 99.0% VaR. In other words, it is the risk profile of the loss distribution and an indicator for the characteristics of the tail part of the distribution. The risk profile of the loss distribution is different for each loss event type, by which the calculation is performed. In addition, we have verified statistically that it could differ among SMFG (consolidated), SMBC (consolidated), and SMBC (nonconsolidated). To reflect their characteristics, we set a different value of γ for each entity. There is a tendency for γ to become smaller, etc., when there is a distribution of large expected losses or when the tail of the distribution is highly dense.

When setting γ initially, we conduct an analysis, taking into account the possibility of changes in the risk profiles of many types of loss distributions, and set values that maintain the stability and the conservativeness of capital. In addition, we assess changes in the risk profiles of the most recent loss distributions, including the present one, and, when changes are above a certain level, we conduct a review of the γ values. This makes it possible to keep values of γ appropriate to changes in the risk profile of the loss distribution and calculate stable values of required capital.

(D) Calculation of Required Capital

We calculate required capital by multiplying the 99.9% VaR calculated in the previous section by the multiplier for each loss event type that has been determined based on the number of breaches in back testing. As will be mentioned later, back testing is conducted periodically, and, when realized risk is found to be greater than the risks estimated with the quantification model (back testing excess), we take necessary steps, such as multiplying by the multiplier determined through prior analysis, to maintain the conservativeness of required capital estimates.

We then added the required capital amounts calculated for each loss event type to compute the required capital for SMFG (consolidated), SMBC (consolidated), and SMBC (nonconsolidated).

Please note that in calculating required capital, we do not subtract expected losses.

B. Verification of the Quantification Model

We conduct a range of sensitivity and verification tests to ensure that the measurement results of the quantification model are appropriate (quantification accuracy) and to confirm that our model is capable of measuring the amounts corresponding to the maximum losses from operational risk that may be incurred for a one year holding period, with a one-sided 99.9 percentile confidence interval. In the following paragraphs, we would like to explain the methods for assessing the quantification accuracy of our measurements and the framework we have in place for regular verifications.

(A) Verification of Quantification Accuracy

We have confirmed the reliability of the quantification model through a verification process from various perspectives. Specifically, we obtain a quantitative grasp of the possibilities for variation in measurement results that may arise from preconditions or assumptions made at the time the models were designed. In particular, we assess the possibilities for underestimating required capital and the possible magnitude of such underestimates. Then, in our periodic verification framework, which is described below, we make analyses of how to compensate for such underestimates. We apply our understanding of the possibilities for underestimation to the multiplier derived from back testing, and, if the accuracy of the quantification model deteriorates, we introduce a framework for making adjustments in the multiplier to avoid underestimating the amount of required capital.

(B) Implementation of Regular Verification Process

To confirm the appropriateness of the quantification model on a continuing basis, we conduct a regular verification process. Specifically, there are two types of verifications. One is back testing, which enables us to make a comprehensive judgment on the appropriateness of measurement results, and the other is pre-testing, in which we verify the accuracy of the quantification model prior to conducting actual measurements. In the following paragraphs, we present an explanation of these two test types.

a. Back Testing

In conducting back tests, we compare the estimates made by the quantification model with the maximum loss arising from business activities to verify on an ex post fact basis whether the measurement results obtained from the model are conservative enough and appropriate. When actual losses become greater than the losses estimated by the model (actual losses exceed the estimate when back tests are conducted), we apply the multiplier factor in accordance with the number of excesses in order to ensure conservativeness of quantification results.

Back testing is a well-known method for verifying comprehensively the appropriateness of VaR (statistical) models. We employ the test to obtain the maximum loss amount with the given confidence interval which the tests work effectively. By comparing the test results with the losses that actually occur, we increase the effectiveness of back testing.

b. Pre-testing

Pre-testing is conducted periodically, prior to use of the model for actual measurements, to verify whether the possibility of underestimation is increasing (model risk is rising), since it is possible that the multiplier used in back testing may lead to underestimation. As a result of pre-test verifications, we are able to confirm, on a continuing basis, whether the multiplier used in back testing are conservative enough or whether model risk is emerging.

3. Usage of Insurance to Mitigate Risk

SMFG had not taken measures to mitigate operational risk through insurance coverage for exposures as of March 31, 2008.

4. Required Capital by Operational Risk Measurement Method

The amount of required capital to cover operational risk by measurement method was as follows for exposures as of March 31, 2008.

(¥ billion)

	Amount of Required Capital
Advanced Measurement Approaches	224.5
Basic Indicator Approach	43.7
Total	268.2

Income Analysis (Consolidated)

Sumitomo Mitsui Banking Corporation and Subsidiaries

Operating Income, Classified by Domestic and Overseas Operations

	Millions of yen							
	2008				2007			
Year ended March 31	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Interest income	¥1,518,852	¥668,838	¥(65,060)	¥2,122,630	¥1,411,367	¥593,969	¥(55,102)	¥1,950,234
Interest expenses	503,975	457,941	(48,276)	913,640	419,280	408,872	(31,373)	796,779
Net interest income	1,014,876	210,897	(16,784)	1,208,989	992,086	185,097	(23,728)	1,153,455
Trust fees	3,710	—	—	3,710	3,482	—	—	3,482
Fees and commissions (income)	479,366	71,996	(1,309)	550,053	518,851	59,223	(639)	577,435
Fees and commissions (expenses)	108,379	10,537	(1,047)	117,869	104,406	7,353	(345)	111,413
Net fees and commissions	370,986	61,459	(261)	432,184	414,445	51,870	(293)	466,021
Trading profits	449,958	30,848	(31,665)	449,141	118,694	21,459	(21,564)	118,589
Trading losses	15,242	16,423	(31,665)	—	10,720	12,780	(21,564)	1,936
Net trading income	434,715	14,425	—	449,141	107,974	8,679	—	116,653
Other operating income	208,285	18,986	(2)	227,270	179,271	18,294	(394)	197,172
Other operating expenses	459,726	1,550	(0)	461,276	225,707	10,759	(174)	236,292
Net other operating income (expenses)	(251,440)	17,436	(2)	(234,006)	(46,435)	7,535	(219)	(39,120)

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest expenses" are shown after deduction of expenses (2008, ¥10 million; 2007, ¥5 million) related to the management of money held in trust.
3. Intersegment transactions are reported in the "Elimination" column.

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Domestic Operations

	Millions of yen					
	2008			2007		
Year ended March 31	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥75,205,377	¥1,518,852	2.02%	¥76,675,402	¥1,411,367	1.84%
Loans and bills discounted	52,218,671	1,115,012	2.14	52,294,389	975,869	1.87
Securities	17,931,827	288,315	1.61	19,724,688	330,569	1.68
Call loans and bills bought	632,627	13,128	2.08	777,805	17,367	2.23
Receivables under resale agreements	67,129	382	0.57	41,945	94	0.23
Receivables under securities borrowing transactions	980,818	7,032	0.72	1,329,318	4,857	0.37
Deposits with banks	1,840,501	34,684	1.88	1,027,774	26,863	2.61
Interest-bearing liabilities	¥79,264,153	¥ 503,975	0.64%	¥79,416,907	¥ 419,280	0.53%
Deposits	65,551,997	244,101	0.37	65,216,658	177,587	0.27
Negotiable certificates of deposit	2,600,739	15,325	0.59	2,563,245	6,064	0.24
Call money and bills sold	2,094,184	10,894	0.52	2,908,959	4,294	0.15
Payables under repurchase agreements	101,085	582	0.58	157,630	430	0.27
Payables under securities lending transactions	2,041,013	45,499	2.23	2,301,547	60,856	2.64
Borrowed money	3,030,071	66,531	2.20	2,288,969	47,872	2.09
Short-term bonds	1,450	9	0.68	3,560	14	0.40
Bonds	3,565,619	71,821	2.01	3,627,408	67,408	1.86

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries.
2. In principle, average balances are calculated by using daily balances. However, some domestic consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2008, ¥791,342 million; 2007, ¥1,088,877 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2008, ¥2,771 million; 2007, ¥2,607 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2008, ¥2,771 million; 2007, ¥2,607 million) and corresponding interest (2008, ¥10 million; 2007, ¥5 million).

Domestic Operations

Year ended March 31	Millions of yen					
	2008			2007		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥12,724,231	¥668,838	5.26%	¥11,228,957	¥593,969	5.29%
Loans and bills discounted	8,789,302	466,604	5.31	7,836,742	401,424	5.12
Securities	1,139,822	62,162	5.45	1,109,298	62,710	5.65
Call loans and bills bought	268,662	12,827	4.77	200,194	10,824	5.41
Receivables under resale agreements	278,935	6,661	2.39	145,659	7,003	4.81
Receivables under securities borrowing transactions	—	—	—	—	—	—
Deposits with banks	1,844,837	71,185	3.86	1,527,271	72,910	4.77
Interest-bearing liabilities	¥ 8,833,141	¥457,941	5.18%	¥ 8,929,624	¥408,872	4.58%
Deposits	7,101,518	256,777	3.62	6,985,307	282,707	4.05
Negotiable certificates of deposit	660,930	36,045	5.45	738,076	37,618	5.10
Call money and bills sold	314,091	12,675	4.04	325,729	14,520	4.46
Payables under repurchase agreements	207,412	6,802	3.28	352,703	17,923	5.08
Payables under securities lending transactions	—	—	—	—	—	—
Borrowed money	197,127	10,436	5.29	91,801	2,931	3.19
Short-term bonds	—	—	—	—	—	—
Bonds	268,000	17,447	6.51	348,240	20,930	6.01

Notes: 1. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. In principle, average balances are calculated by using daily balances. However, some overseas consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2008, ¥75,204 million; 2007, ¥48,320 million).

Total of Domestic and Overseas Operations

Year ended March 31	Millions of yen					
	2008			2007		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥86,842,369	¥2,122,630	2.44%	¥87,160,682	¥1,950,234	2.24%
Loans and bills discounted	60,139,056	1,538,387	2.56	59,486,052	1,348,997	2.27
Securities	19,071,650	333,692	1.75	20,833,987	369,548	1.77
Call loans and bills bought	901,289	25,955	2.88	978,000	28,192	2.88
Receivables under resale agreements	346,065	7,044	2.04	187,604	7,098	3.78
Receivables under securities borrowing transactions	980,818	7,032	0.72	1,329,318	4,857	0.37
Deposits with banks	3,468,732	100,826	2.91	2,457,987	96,700	3.93
Interest-bearing liabilities	¥87,009,800	¥ 913,640	1.05%	¥87,602,397	¥ 796,779	0.91%
Deposits	72,436,730	495,834	0.68	72,104,532	457,221	0.63
Negotiable certificates of deposit	3,261,670	51,370	1.57	3,301,321	43,683	1.32
Call money and bills sold	2,408,276	23,570	0.98	3,234,688	18,815	0.58
Payables under repurchase agreements	308,497	7,384	2.39	510,333	18,353	3.60
Payables under securities lending transactions	2,041,013	45,499	2.23	2,301,547	60,856	2.64
Borrowed money	2,358,205	33,736	1.43	1,735,608	22,504	1.30
Short-term bonds	1,450	9	0.68	3,560	14	0.40
Bonds	3,833,620	89,269	2.33	3,975,649	88,338	2.22

Notes: 1. The figures above comprise totals for domestic and overseas operations after intersegment eliminations.
2. In principle, average balances are calculated by using daily balances. However, some consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2008, ¥866,367 million; 2007, ¥1,136,823 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2008, ¥2,771 million; 2007, ¥2,607 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2008, ¥2,771 million; 2007, ¥2,607 million) and corresponding interest (2008, ¥10 million; 2007, ¥5 million).

Fees and Commissions

	Millions of yen							
	2008				2007			
Year ended March 31	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Fees and commissions (income)	¥479,366	¥71,996	¥(1,309)	¥550,053	¥518,851	¥59,223	¥(639)	¥577,435
Deposits and loans	25,285	49,217	—	74,503	25,649	40,664	—	66,313
Remittances and transfers	126,743	8,568	(177)	135,135	124,972	9,166	(0)	134,137
Securities-related business	15,118	58	—	15,176	35,484	271	—	35,756
Agency	16,044	—	—	16,044	16,594	—	—	16,594
Safe deposits	7,140	4	—	7,144	7,318	4	—	7,322
Guarantees	42,864	4,150	(393)	46,621	44,860	1,266	(391)	45,734
Credit card	6,878	—	—	6,878	6,903	—	—	6,903
Fees and commissions (expenses)	¥108,379	¥10,537	¥(1,047)	¥117,869	¥104,406	¥ 7,353	¥(345)	¥111,413
Remittances and transfers	26,683	5,103	(174)	31,612	25,135	2,262	(198)	27,200

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Intersegment transactions are reported in the "Elimination" column.

Trading Income

	Millions of yen							
	2008				2007			
Year ended March 31	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Trading profits	¥449,958	¥30,848	¥(31,665)	¥449,141	¥118,694	¥21,459	¥(21,564)	¥118,589
Gains on trading securities	652	324	—	976	6,099	37	—	6,136
Gains on securities related to trading transactions	2,705	228	—	2,934	—	—	—	—
Gains on trading-related financial derivatives	439,734	30,296	(31,665)	438,365	109,351	21,422	(21,564)	109,208
Others	6,865	—	—	6,865	3,244	—	—	3,244
Trading losses	¥ 15,242	¥16,423	¥(31,665)	¥ —	¥ 10,720	¥12,780	¥(21,564)	¥ 1,936
Losses on trading securities	—	—	—	—	—	—	—	—
Losses on securities related to trading transactions	—	—	—	—	1,928	7	—	1,936
Losses on trading-related financial derivatives	15,242	16,423	(31,665)	—	8,791	12,773	(21,564)	—
Others	—	—	—	—	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Intersegment transactions are reported in the "Elimination" column.

Assets and Liabilities (Consolidated)

Sumitomo Mitsui Banking Corporation and Subsidiaries

Deposits and Negotiable Certificates of Deposit

Year-End Balance

March 31	Millions of yen 2008	2007
Domestic operations:		
Liquid deposits	¥40,937,520	¥41,307,135
Fixed-term deposits	21,906,417	21,273,969
Others	4,076,061	3,273,252
Subtotal	66,919,999	65,854,357
Negotiable certificates of deposit	2,307,506	1,920,747
Total	¥69,227,505	¥67,775,104
Overseas operations:		
Liquid deposits	¥ 4,613,034	¥ 5,331,444
Fixed-term deposits	1,227,907	1,006,300
Others	6,793	8,241
Subtotal	5,847,735	6,345,986
Negotiable certificates of deposit	817,143	705,470
Total	¥ 6,664,878	¥ 7,051,456
Grand total	¥75,892,384	¥74,826,561

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
3. Fixed-term deposits = Time deposits + Installment savings

Balance of Loan Portfolio, Classified by Industry

Year-End Balance

March 31	Millions of yen 2008		2007	
Domestic operations:				
Manufacturing	¥ 5,647,304	10.55%	¥5,594,929	10.65%
Agriculture, forestry, fisheries and mining	145,627	0.27	139,509	0.27
Construction	1,358,113	2.54	1,435,549	2.73
Transportation, communications and public enterprises	3,054,126	5.70	3,035,500	5.78
Wholesale and retail	5,319,595	9.94	5,502,101	10.47
Finance and insurance	5,543,367	10.35	5,169,458	9.84
Real estate	7,755,616	14.48	7,626,700	14.51
Services	6,084,951	11.36	6,371,973	12.13
Municipalities	846,982	1.58	648,704	1.23
Others	17,796,195	33.23	17,021,236	32.39
Subtotal	¥53,551,882	100.00%	¥52,545,664	100.00%
Overseas operations:				
Public sector	¥ 32,848	0.35%	¥ 35,783	0.51%
Financial institutions	621,385	6.60	481,228	6.80
Commerce and industry	7,826,252	83.07	5,977,548	84.52
Others	940,232	9.98	577,624	8.17
Subtotal	¥ 9,420,719	100.00%	¥ 7,072,185	100.00%
Total	¥62,972,601	—	¥59,617,850	—

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Japan offshore banking accounts are included in overseas operations' accounts.

Risk-Monitored Loans

March 31	2008 (Millions of yen)	2007 (Millions of yen)
Bankrupt loans	¥ 73,176	¥ 60,068
Non-accrual loans	589,280	488,812
Past due loans (3 months or more)	26,625	22,018
Restructured loans	384,388	476,665
Total	¥1,073,471	¥1,047,566
Amount of direct reduction	¥ 416,706	¥ 407,910

Note: **Definition of risk-monitored loan categories**

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Securities

Year-End Balance

March 31	2008 (Millions of yen)	2007 (Millions of yen)
Domestic operations:		
Japanese government bonds	¥ 9,339,958	¥ 7,640,064
Japanese local government bonds	439,228	571,103
Japanese corporate bonds	3,876,433	4,066,497
Japanese stocks	3,431,541	4,535,384
Others	4,202,554	2,286,002
Subtotal	¥21,289,716	¥19,099,052
Overseas operations:		
Japanese government bonds	¥ —	¥ —
Japanese local government bonds	—	—
Japanese corporate bonds	—	—
Japanese stocks	—	—
Others	1,871,186	1,205,587
Subtotal	¥ 1,871,186	¥ 1,205,587
Total	¥23,160,903	¥20,304,639

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. "Others" include foreign bonds and foreign stocks.

Trading Assets and Liabilities

	Millions of yen							
	2008				2007			
March 31	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Trading assets:	¥3,621,893	¥490,723	¥(31,135)	¥4,081,480	¥2,890,685	¥397,304	¥(25,647)	¥3,262,341
Trading securities	180,670	7,082	—	187,753	12,388	25,355	—	37,744
Derivatives of trading securities	3,026	—	—	3,026	373	—	—	373
Securities related to trading transactions	—	—	—	—	—	—	—	—
Derivatives of securities related to trading transactions	10,440	—	—	10,440	2,344	—	—	2,344
Trading-related financial derivatives	2,543,384	483,640	(31,135)	2,995,890	1,778,913	371,949	(25,647)	2,125,214
Other trading assets	884,370	—	—	884,370	1,096,664	—	—	1,096,664
Trading liabilities:	¥2,310,969	¥391,720	¥(31,135)	¥2,671,554	¥1,570,763	¥396,026	¥(25,647)	¥1,941,142
Trading securities sold for short sales	18,984	733	—	19,718	10,247	4,349	—	14,597
Derivatives of trading securities	3,871	—	—	3,871	275	—	—	275
Securities related to trading transactions	—	—	—	—	—	—	—	—
Derivatives of securities related to trading transactions	10,196	—	—	10,196	1,975	—	—	1,975
Trading-related financial derivatives	2,277,917	390,986	(31,135)	2,637,768	1,558,265	391,676	(25,647)	1,924,294
Other trading liabilities	—	—	—	—	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Intersegment transactions are reported in the "Elimination" column.

Income Analysis (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Gross Banking Profit, Classified by Domestic and International Operations

Millions of yen

Year ended March 31	2008 Domestic operations	2008 International operations	2008 Total	2007 Domestic operations	2007 International operations	2007 Total
Interest income	¥1,172,852	¥ 702,275	¥1,866,277 [8,851]	¥1,037,393	¥669,110	¥1,706,170 [332]
Interest expenses	258,227	646,082	895,458 [8,851]	133,203	635,846	768,717 [332]
Net interest income	914,625	56,193	970,818	904,189	33,263	937,452
Trust fees	3,710	—	3,710	3,479	2	3,482
Fees and commissions (income)	361,444	91,082	452,527	385,202	79,969	465,171
Fees and commissions (expenses)	98,409	21,755	120,165	95,323	16,431	111,754
Net fees and commissions	263,035	69,327	332,362	289,878	63,538	353,416
Trading profits	8,531	432,454	440,985	4,047	99,671	103,719
Trading losses	—	—	—	162	1,936	2,098
Net trading income	8,531	432,454	440,985	3,885	97,735	101,620
Other operating income	59,530	62,281	121,812	42,813	63,912	106,725
Other operating expenses	51,146	333,759	384,906	94,305	63,902	158,207
Net other operating income (expenses)	8,383	(271,477)	(263,093)	(51,491)	9	(51,482)
Gross banking profit	¥1,198,285	¥ 286,497	¥1,484,783	¥1,149,941	¥194,548	¥1,344,490
Gross banking profit rate (%)	1.82%	1.75%	1.86%	1.74%	1.34%	1.67%

Notes: 1. Domestic operations include yen-denominated transactions by domestic branches, while international operations include foreign-currency-denominated transactions by domestic branches and operations by overseas branches. Yen-denominated nonresident transactions and Japan offshore banking accounts are included in international operations.

2. "Interest expenses" are shown after deduction of amounts equivalent to interest expenses on money held in trust (2008, ¥10 million; 2007, ¥5 million).

3. Figures in brackets [ ] indicate interest payments between domestic and international operations. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.

4. Gross banking profit rate = Gross banking profit / Average balance of interest-earning assets x 100

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Domestic Operations

Millions of yen

Year ended March 31	2008 Average balance	2008 Interest	2008 Earnings yield	2007 Average balance	2007 Interest	2007 Earnings yield
Interest-earning assets	¥65,570,970 [2,187,759]	¥1,172,852 [8,851]	1.78%	¥66,077,961 [171,786]	¥1,037,393 [332]	1.56%
Loans and bills discounted	46,675,889	944,703	2.02	47,188,557	817,842	1.73
Securities	15,123,121	192,292	1.27	16,763,472	197,538	1.17
Call loans	317,648	2,369	0.74	336,503	1,151	0.34
Receivables under resale agreements	25,001	137	0.55	20,304	37	0.18
Receivables under securities borrowing transactions	967,810	6,955	0.71	1,320,720	4,827	0.36
Bills bought	21,588	600	2.78	55,212	102	0.18
Deposits with banks	9,639	34	0.35	51,428	203	0.39
Interest-bearing liabilities	¥67,276,143	¥ 258,227	0.38%	¥67,955,018	¥ 133,203	0.19%
Deposits	57,309,691	126,555	0.22	57,374,302	59,125	0.10
Negotiable certificates of deposit	2,538,711	14,781	0.58	2,666,349	6,183	0.23
Call money	2,098,638	10,190	0.48	1,918,389	3,731	0.19
Payables under repurchase agreements	110,193	630	0.57	165,270	452	0.27
Payables under securities lending transactions	1,095,930	5,872	0.53	878,167	2,412	0.27
Bills sold	—	—	—	956,126	220	0.02
Borrowed money	1,901,820	19,738	1.03	1,540,098	16,532	1.07
Bonds	2,105,556	25,297	1.20	2,236,416	23,297	1.04

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2008, ¥740,846 million; 2007, ¥1,021,949 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2008, ¥2,771 million; 2007, ¥2,607 million) and corresponding interest (2008, ¥10 million; 2007, ¥5 million).

2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.

International Operations

Year ended March 31	2008 Average balance	2008 Interest	2008 Earnings yield	2007 Average balance	2007 Interest	2007 Earnings yield
	Millions of yen					
Interest-earning assets	¥16,324,446	¥702,275	4.30%	¥14,513,250	¥669,110	4.61%
Loans and bills discounted	7,573,047	381,575	5.03	6,371,044	325,518	5.10
Securities	3,528,429	129,994	3.68	4,095,307	171,500	4.18
Call loans	368,569	17,033	4.62	452,724	22,351	4.93
Receivables under resale agreements	242,821	3,625	1.49	98,709	4,026	4.07
Receivables under securities borrowing transactions	—	—	—	—	—	—
Bills bought	—	—	—	—	—	—
Deposits with banks	3,424,782	92,911	2.71	2,281,869	77,519	3.39
Interest-bearing liabilities	¥16,253,405 [2,187,759]	¥646,082 [8,851]	3.97%	¥14,324,084 [171,786]	¥635,846 [332]	4.43%
Deposits	8,670,545	300,291	3.46	8,475,843	337,174	3.97
Negotiable certificates of deposit	608,181	32,686	5.37	519,589	27,561	5.30
Call money	336,120	13,746	4.08	332,255	14,986	4.51
Payables under repurchase agreements	186,890	5,558	2.97	316,813	16,071	5.07
Payables under securities lending transactions	944,513	39,623	4.19	1,389,030	58,357	4.20
Bills sold	—	—	—	—	—	—
Borrowed money	1,593,890	83,250	5.22	1,359,685	67,618	4.97
Bonds	1,473,709	51,165	3.47	1,440,949	50,186	3.48

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2008, ¥78,914 million; 2007, ¥51,778 million).
2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
3. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method, under which the TT middle rate at the end of the previous month is applied to nonexchange transactions of the month concerned.

Total of Domestic and International Operations

Year ended March 31	2008 Average balance	2008 Interest	2008 Earnings yield	2007 Average balance	2007 Interest	2007 Earnings yield
	Millions of yen					
Interest-earning assets	¥79,707,657	¥1,866,277	2.34%	¥80,419,426	¥1,706,170	2.12%
Loans and bills discounted	54,248,936	1,326,278	2.44	53,559,601	1,143,361	2.13
Securities	18,651,550	322,287	1.72	20,858,779	369,039	1.76
Call loans	686,218	19,403	2.82	789,228	23,503	2.97
Receivables under resale agreements	267,822	3,762	1.40	119,013	4,064	3.41
Receivables under securities borrowing transactions	967,810	6,955	0.71	1,320,720	4,827	0.36
Bills bought	21,588	600	2.78	55,212	102	0.18
Deposits with banks	3,434,421	92,946	2.70	2,333,298	77,722	3.33
Interest-bearing liabilities	¥81,341,789	¥ 895,458	1.10%	¥82,107,317	¥ 768,717	0.93%
Deposits	65,980,237	426,846	0.64	65,850,146	396,300	0.60
Negotiable certificates of deposit	3,146,892	47,467	1.50	3,185,938	33,745	1.05
Call money	2,434,759	23,936	0.98	2,250,645	18,718	0.83
Payables under repurchase agreements	297,083	6,189	2.08	482,083	16,523	3.42
Payables under securities lending transactions	2,040,443	45,496	2.22	2,267,198	60,770	2.68
Bills sold	—	—	—	956,126	220	0.02
Borrowed money	3,495,710	102,988	2.94	2,899,784	84,150	2.90
Bonds	3,579,266	76,463	2.13	3,677,365	73,483	1.99

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2008,¥819,761 million; 2007, ¥1,073,727 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2008, ¥2,771 million; 2007, ¥2,607 million) and corresponding interest (2008, ¥10 million; 2007, ¥5 million).
2. Figures in the table above indicate the net average balances of amounts adjusted for interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses.

Breakdown of Interest Income and Interest Expenses

Domestic Operations

	Millions of yen					
	2008			2007		
Year ended March 31	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)
Interest income	¥ (494)	¥135,953	¥135,459	¥ 402	¥38,697	¥39,100
Loans and bills discounted	(653)	127,514	126,860	20,326	14,071	34,397
Securities	(9,691)	4,445	(5,246)	(13,816)	24,173	10,356
Call loans	(6)	1,223	1,217	0	1,087	1,087
Receivables under resale agreements	10	89	99	(1)	36	35
Receivables under securities borrowing transactions	(552)	2,680	2,127	(39)	4,254	4,214
Bills bought	(31)	528	497	(3)	99	95
Deposits with banks	(82)	(86)	(169)	12	191	203
Interest expenses	¥ (30)	¥125,053	¥125,023	¥ (1,860)	¥80,642	¥78,782
Deposits	(0)	67,430	67,429	194	47,431	47,625
Negotiable certificates of deposit	(23)	8,621	8,597	(231)	5,562	5,331
Call money	381	6,076	6,458	(3)	3,661	3,658
Payables under repurchase agreements	(74)	252	178	(1)	446	445
Payables under securities lending transactions	716	2,743	3,459	0	2,322	2,322
Bills sold	(110)	(110)	(220)	(84)	191	106
Borrowed money	3,291	(85)	3,206	7,902	(7,937)	(35)
Bonds	(436)	2,437	2,000	(2,358)	1,033	(1,325)

International Operations

	Millions of yen					
	2008			2007		
Year ended March 31	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)
Interest income	¥ 50,809	¥(17,643)	¥ 33,165	¥53,903	¥173,784	¥227,688
Loans and bills discounted	56,435	(377)	56,057	55,744	62,364	118,109
Securities	(11,902)	(29,603)	(41,505)	1,020	40,481	41,501
Call loans	(2,083)	(3,234)	(5,318)	5,794	5,162	10,956
Receivables under resale agreements	878	(1,279)	(401)	(1,236)	903	(333)
Deposits with banks	22,144	(6,751)	15,392	(124)	27,189	27,065
Interest expenses	¥ 43,285	¥(33,049)	¥ 10,235	¥51,712	¥153,386	¥205,098
Deposits	(15,010)	(21,873)	(36,883)	35,042	86,705	121,748
Negotiable certificates of deposit	4,756	367	5,124	19,049	1,674	20,723
Call money	(539)	(700)	(1,240)	6,920	2,871	9,791
Payables under repurchase agreements	(7,179)	(3,333)	(10,512)	6,227	3,491	9,718
Payables under securities lending transactions	(9,363)	(9,370)	(18,733)	(14,233)	14,477	243
Borrowed money	12,100	3,530	15,631	645	6,432	7,077
Bonds	999	(19)	979	3,873	2,681	6,555

Total of Domestic and International Operations

	Millions of yen					
	2008			2007		
Year ended March 31	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)
Interest income	¥ (1,349)	¥161,456	¥160,107	¥25,620	¥254,003	¥279,624
Loans and bills discounted	14,889	168,028	182,917	48,167	104,340	152,507
Securities	(19,578)	(27,172)	(46,751)	(18,666)	70,525	51,858
Call loans	(1,538)	(2,562)	(4,100)	2,847	9,196	12,044
Receivables under resale agreements	898	(1,199)	(301)	(1,966)	1,667	(298)
Receivables under securities borrowing transactions	(552)	2,680	2,127	(39)	4,254	4,214
Bills bought	(31)	528	497	(3)	99	95
Deposits with banks	21,353	(6,130)	15,223	925	26,343	27,268
Interest expenses	¥ (443)	¥127,183	¥126,740	¥ (6,084)	¥302,800	¥296,716
Deposits	784	29,762	30,546	7,416	161,957	169,373
Negotiable certificates of deposit	(17)	13,740	13,722	(1,268)	27,323	26,055
Call money	1,617	3,600	5,218	201	13,248	13,449
Payables under repurchase agreements	(7,085)	(3,248)	(10,334)	1,603	8,560	10,164
Payables under securities lending transactions	(10,151)	(5,123)	(15,274)	(9,529)	12,096	2,566
Bills sold	(110)	(110)	(220)	(84)	191	106
Borrowed money	17,538	1,298	18,837	21,774	(14,733)	7,041
Bonds	(587)	3,567	2,980	(2,211)	7,441	5,230

Note: Volume/rate variance is prorated according to changes in volume and rate.

Fees and Commissions

	Millions of yen					
	2008			2007		
Year ended March 31	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Fees and commissions (income)	**¥361,444**	**¥ 91,082**	**¥452,527**	¥385,202	¥79,969	¥465,171
Deposits and loans	**10,720**	**41,739**	**52,459**	10,717	32,022	42,739
Remittances and transfers	**97,341**	**28,311**	**125,653**	96,938	27,389	124,327
Securities-related business	**13,592**	**1,291**	**14,883**	21,874	1,391	23,265
Agency	**13,094**	**—**	**13,094**	14,085	—	14,085
Safe deposits	**6,688**	**—**	**6,688**	6,855	—	6,855
Guarantees	**22,734**	**6,567**	**29,302**	22,054	6,775	28,829
Fees and commissions (expenses)	**¥ 98,409**	**¥ 21,755**	**¥120,165**	¥ 95,323	¥16,431	¥111,754
Remittances and transfers	**20,109**	**9,538**	**29,647**	19,071	5,927	24,999

Trading Income

	Millions of yen					
	2008			2007		
Year ended March 31	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Trading profits	**¥8,531**	**¥432,454**	**¥440,985**	¥4,047	¥99,671	¥103,719
Gains on trading securities	**652**	**—**	**652**	—	—	—
Gains on securities related to trading transactions	**—**	**2,934**	**2,934**	—	—	—
Gains on trading-related financial derivatives	**—**	**429,520**	**429,520**	—	99,671	99,671
Others	**7,878**	**—**	**7,878**	4,047	—	4,047
Trading losses	**¥ —**	**¥ —**	**¥ —**	¥ 162	¥ 1,936	¥ 2,098
Losses on trading securities	**—**	**—**	**—**	162	—	162
Losses on securities related to trading transactions	**—**	**—**	**—**	—	1,936	1,936
Losses on trading-related financial derivatives	**—**	**—**	**—**	—	—	—
Others	**—**	**—**	**—**	—	—	—

Note: Figures represent net gains after offsetting income against expenses.

Net Other Operating Income (Expenses)

	Millions of yen					
	2008			2007		
Year ended March 31	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Net other operating income (expenses)	**¥ 8,383**	**¥(271,477)**	**¥(263,093)**	¥(51,491)	¥ 9	¥ (51,482)
Gains (losses) on bonds	**(10,007)**	**(20,051)**	**(30,058)**	(74,703)	(37,709)	(112,413)
Gains (losses) on derivatives	**3,046**	**3,767**	**6,813**	(1,449)	(16,156)	(17,606)
Gains (losses) on foreign exchange transactions	**—**	**(252,589)**	**(252,589)**	—	55,243	55,243

General and Administrative Expenses

	Millions of yen	
Year ended March 31	2008	2007
Salaries and related expenses	**¥183,791**	¥162,778
Retirement benefit cost	**(1,610)**	(309)
Welfare expenses	**29,216**	26,816
Depreciation	**52,247**	49,671
Rent and lease expenses	**45,003**	47,863
Building and maintenance expenses	**7,152**	5,301
Supplies expenses	**6,297**	5,451
Water, lighting, and heating expenses	**4,998**	4,876
Traveling expenses	**3,638**	3,057
Communication expenses	**7,351**	7,048
Publicity and advertising expenses	**14,476**	12,714
Taxes, other than income taxes	**40,092**	35,017
Others	**267,335**	249,528
Total	**¥659,992**	¥609,816

Note: Because expenses reported on page 29 exclude nonrecurring losses, they are not reconciled with the figures reported in the above table.

Deposits (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Deposits and Negotiable Certificates of Deposit

Year-End Balance

	Millions of yen			
March 31	**2008**		2007	
Domestic operations:				
Liquid deposits	**¥38,810,626**	**63.9%**	¥39,134,235	65.3%
Fixed-term deposits	**18,564,178**	**30.6**	18,280,780	30.5
Others	**1,167,168**	**1.9**	607,734	1.0
Subtotal	**58,541,973**	**96.4**	58,022,750	96.8
Negotiable certificates of deposit	**2,209,667**	**3.6**	1,911,160	3.2
Total	**¥60,751,641**	**100.0%**	¥59,933,911	100.0%
International operations:				
Liquid deposits	**¥ 4,074,876**	**47.2%**	¥ 4,847,481	54.6%
Fixed-term deposits	**916,959**	**10.6**	720,700	8.1
Others	**2,883,450**	**33.4**	2,644,069	29.8
Subtotal	**7,875,286**	**91.2**	8,212,251	92.5
Negotiable certificates of deposit	**755,906**	**8.8**	663,174	7.5
Total	**¥ 8,631,193**	**100.0%**	¥ 8,875,426	100.0%
Grand total	**¥69,382,834**	**—**	¥68,809,338	—

Notes: 1. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
2. Fixed-term deposits = Time deposits + Installment savings

Average Balance

	Millions of yen	
Year ended March 31	**2008**	2007
Domestic operations:		
Liquid deposits	**¥38,317,885**	¥38,595,455
Fixed-term deposits	**18,407,942**	18,211,722
Others	**583,864**	567,125
Subtotal	**57,309,691**	57,374,302
Negotiable certificates of deposit	**2,538,711**	2,666,349
Total	**¥59,848,403**	¥60,040,652
International operations:		
Liquid deposits	**¥ 4,864,807**	¥ 4,747,817
Fixed-term deposits	**1,003,417**	893,630
Others	**2,802,319**	2,834,395
Subtotal	**8,670,545**	8,475,843
Negotiable certificates of deposit	**608,181**	519,589
Total	**¥ 9,278,726**	¥ 8,995,432
Grand total	**¥69,127,129**	¥69,036,085

Notes: 1. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
2. Fixed-term deposits = Time deposits + Installment savings
3. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Deposits, Classified by Type of Depositor

	Millions of yen			
March 31	**2008**		2007	
Individual	**¥33,987,919**	**52.7%**	¥33,623,712	53.6%
Corporate	**30,538,230**	**47.3**	29,057,052	46.4
Total	**¥64,526,149**	**100.0%**	¥62,680,764	100.0%

Notes: 1. Figures are before adjustment on interoffice accounts in transit.
2. Negotiable certificates of deposit are excluded.
3. Accounts at overseas branches and Japan offshore banking accounts are excluded.

Balance of Investment Trusts, Classified by Type of Customer

March 31	Millions of yen	
	2008	2007
Individual	**¥2,974,007**	¥3,421,470
Corporate	**176,591**	123,922
Total	**¥3,150,598**	¥3,545,392

Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund's net asset balance at the fiscal year-end.

Balance of Time Deposits, Classified by Maturity

March 31	Millions of yen	
	2008	2007
Less than three months	**¥ 6,233,757**	¥ 5,779,472
Fixed interest rates	**5,370,359**	5,120,459
Floating interest rates	**100**	—
Others	**863,297**	659,012
Three — six months	**3,753,558**	3,848,742
Fixed interest rates	**3,713,423**	3,817,056
Floating interest rates	**3,000**	—
Others	**37,135**	31,685
Six months — one year	**5,249,056**	4,864,342
Fixed interest rates	**5,195,489**	4,840,188
Floating interest rates	**40,550**	1,200
Others	**13,016**	22,954
One — two years	**1,574,862**	1,483,625
Fixed interest rates	**1,560,535**	1,466,005
Floating interest rates	**11,750**	13,650
Others	**2,576**	3,970
Two — three years	**1,337,092**	1,468,884
Fixed interest rates	**1,263,600**	1,454,359
Floating interest rates	**73,059**	12,050
Others	**432**	2,474
Three years or more	**1,332,765**	1,556,364
Fixed interest rates	**850,967**	1,102,449
Floating interest rates	**481,296**	453,312
Others	**500**	602
Total	**¥19,481,091**	¥19,001,432
Fixed interest rates	**17,954,375**	17,800,519
Floating interest rates	**609,756**	480,212
Others	**916,959**	720,700

Note: The figures above do not include installment savings.

Loans (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Balance of Loans and Bills Discounted

Year-End Balance

	Millions of yen	
March 31	2008	2007
Domestic operations:		
Loans on notes	¥ 2,061,876	¥ 2,460,937
Loans on deeds	35,965,609	35,242,150
Overdrafts	9,622,647	9,190,227
Bills discounted	285,790	368,778
Subtotal	¥47,935,924	¥47,262,094
International operations:		
Loans on notes	¥ 491,480	¥ 587,967
Loans on deeds	8,421,557	5,802,753
Overdrafts	97,013	95,220
Bills discounted	11,837	8,404
Subtotal	¥ 9,021,889	¥ 6,494,346
Total	¥56,957,813	¥53,756,440

Average Balance

	Millions of yen	
Year ended March 31	2008	2007
Domestic operations:		
Loans on notes	¥ 2,197,327	¥ 2,606,379
Loans on deeds	34,625,555	35,279,808
Overdrafts	9,572,162	8,994,841
Bills discounted	280,843	307,527
Subtotal	¥46,675,889	¥47,188,557
International operations:		
Loans on notes	¥ 530,865	¥ 568,081
Loans on deeds	6,935,439	5,676,262
Overdrafts	96,039	118,873
Bills discounted	10,702	7,826
Subtotal	¥ 7,573,047	¥ 6,371,044
Total	¥54,248,936	¥53,559,601

Note: The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Loans and Bills Discounted, Classified by Purpose

	Millions of yen			
March 31	2008		2007	
Funds for capital investment	¥20,934,771	36.8%	¥20,710,260	38.5%
Funds for working capital	36,023,042	63.2	33,046,180	61.5
Total	¥56,957,813	100.0%	¥53,756,440	100.0%

Breakdown of Loans and Bills Discounted, Classified by Collateral

	Millions of yen	
March 31	2008	2007
Securities	¥ 670,902	¥ 765,605
Commercial claims	1,124,816	1,078,115
Commercial goods	—	—
Real estate	6,834,925	6,685,582
Others	648,222	329,637
Subtotal	9,278,868	8,858,940
Guaranteed	21,143,991	21,732,934
Unsecured	26,534,953	23,164,565
Total	¥56,957,813	¥53,756,440

Balance of Loans and Bills Discounted, Classified by Maturity

March 31	Millions of yen 2008	2007
One year or less	¥ 9,041,643	¥ 8,772,225
One — three years	8,589,738	7,741,633
Floating interest rates	6,813,129	6,048,170
Fixed interest rates	1,776,609	1,693,463
Three — five years	8,610,480	7,843,601
Floating interest rates	6,770,462	6,118,653
Fixed interest rates	1,840,018	1,724,948
Five — seven years	3,565,191	3,287,700
Floating interest rates	2,823,756	2,692,523
Fixed interest rates	741,434	595,176
More than seven years	17,431,098	16,825,830
Floating interest rates	16,482,691	15,862,230
Fixed interest rates	948,407	963,599
No designated term	9,719,661	9,285,448
Floating interest rates	9,719,661	9,285,448
Fixed interest rates	—	—
Total	¥56,957,813	¥53,756,440

Note: Loans with a maturity of one year or less are not classified by floating or fixed interest rates.

Balance of Loan Portfolio, Classified by Industry

March 31	Millions of yen 2008		2007	
Domestic offices:				
Manufacturing	¥ 5,284,513	10.8%	¥ 5,236,097	10.9%
Agriculture, forestry, fisheries and mining	138,440	0.3	132,196	0.3
Construction	1,153,752	2.4	1,224,951	2.5
Transportation, communications and public enterprises	2,891,612	5.9	2,886,168	6.0
Wholesale and retail	4,902,333	10.0	5,089,297	10.6
Finance and insurance	6,083,560	12.4	5,675,905	11.8
Real estate	6,310,993	12.9	6,369,243	13.2
Services	5,453,700	11.2	5,742,376	11.9
Municipalities	780,942	1.6	592,238	1.2
Others	15,877,739	32.5	15,242,033	31.6
Subtotal	¥48,877,589	100.0%	¥48,190,509	100.0%
Overseas offices:				
Public sector	¥ 19,835	0.3%	¥ 19,029	0.3%
Financial institutions	679,195	8.4	287,898	5.2
Commerce and industry	6,790,929	84.0	5,038,808	90.5
Others	590,262	7.3	220,195	4.0
Subtotal	¥ 8,080,224	100.0%	¥ 5,565,931	100.0%
Total	¥56,957,813	—	¥53,756,440	—

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches). Overseas operations comprise the operations of SMBC's overseas branches.
2. Japan offshore banking accounts are included in overseas offices' accounts.

Loans to Individuals/Small and Medium-Sized Enterprises

March 31	Millions of yen 2008	2007
Total domestic loans (A)	¥48,877,589	¥48,190,509
Loans to individuals, and small and medium-sized enterprises (B)	36,129,519	36,276,238
(B) / (A)	73.9%	75.3%

Notes: 1. The figures above exclude the outstanding balance of loans at overseas branches and of Japan offshore banking accounts.
2. Small and medium-sized enterprises are individuals or companies with capital stock of ¥300 million or less, or an operating staff of 300 or fewer employees. (Exceptions to these capital stock and staff restrictions include wholesalers: ¥100 million, 100 employees; retailers: ¥50 million, 50 employees; and service industry companies: ¥50 million, 100 employees.)

Consumer Loans Outstanding

March 31	Millions of yen 2008	2007
Consumer loans	¥14,581,772	¥14,492,814
Housing loans	13,647,753	13,557,521
Residential purpose	10,033,842	9,918,884
Others	934,018	935,292

Note: Housing loans include general-purpose loans used for housing purposes as well as housing loans and apartment house acquisition loans.

Breakdown of Reserve for Possible Loan Losses

Year ended March 31, 2008	Balance at beginning of the fiscal year	Increase during the fiscal year	Decrease during the fiscal year: Objectives	Decrease during the fiscal year: Others	Balance at end of the fiscal year
	Millions of yen				
General reserve for possible loan losses	¥527,819 [2,987]	¥430,919	¥ —	¥527,819*	¥430,919
Specific reserve for possible loan losses	144,800 [23]	189,084	47,319	97,481*	189,084
For nonresident loans	12,670 [19]	28,394	6,034	6,636*	28,394
Loan loss reserve for specific overseas countries	1,941	0	—	1,941*	0
Total	¥674,562 [3,011]	¥620,004	¥47,319	¥627,242	¥620,004
Amount of direct reduction	¥295,552 [2,762]				¥333,811

*Transfer from reserves by reversal or origination method
Note: Figures in brackets [ ] indicate foreign exchange translation adjustments.

Year ended March 31, 2007	Balance at beginning of the fiscal year	Increase during the fiscal year	Decrease during the fiscal year: Objectives	Decrease during the fiscal year: Others	Balance at end of the fiscal year
	Millions of yen				
General reserve for possible loan losses	¥574,302 [(1,766)]	¥530,807	¥ —	¥574,302*	¥530,807
Specific reserve for possible loan losses	241,566 [(19)]	144,824	141,100	100,465*	144,824
For nonresident loans	18,096 [(19)]	12,690	1,720	16,375*	12,690
Loan loss reserve for specific overseas countries	2,354	1,941	—	2,354*	1,941
Total	¥818,223 [(1,786)]	¥677,573	¥141,100	¥677,123	¥677,573
Amount of direct reduction	¥604,309 [(687)]				¥298,314

*Transfer from reserves by reversal or origination method
Note: Figures in brackets [ ] indicate foreign exchange translation adjustments.

Write-off of Loans

Year ended March 31	Millions of yen 2008	2007
Write-off of loans	¥121,801	¥50,468

Note: Write-off of loans include the amount of direct reduction.

Specific Overseas Loans

March 31	Millions of yen 2008	2007
Indonesia	¥—	¥32,574
Argentina	4	3
Total	¥ 4	¥32,578
Ratio of the total amounts to total assets	0.00%	0.03%
Number of countries	1	2

Risk-Monitored Loans

March 31	Millions of yen 2008	2007
Bankrupt loans	**¥ 48,734**	¥ 33,754
Non-accrual loans	**437,699**	357,632
Past due loans (3 months or more)	**23,747**	20,543
Restructured loans	**260,405**	309,133
Total	**¥770,587**	¥721,064
Amount of direct reduction	**¥291,246**	¥266,873

Note: Definition of risk-monitored loan categories

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Problem Assets Based on the Financial Reconstruction Law

March 31	Millions of yen 2008	2007
Bankrupt and quasi-bankrupt assets	**¥ 117,757**	¥ 108,893
Doubtful assets	**402,028**	300,097
Substandard loans	**284,153**	329,677
Total of problem assets	**803,939**	738,667
Normal assets	**63,928,140**	60,542,238
Total	**¥64,732,080**	¥61,280,906
Amount of direct reduction	**¥ 333,811**	¥ 298,314

Note: Definition of problem asset categories

These assets are disclosed based on the provisions of Article 7 of the Financial Reconstruction Law (Law No.132 of 1998) and classified into the 4 categories based on financial position and business performance of obligors in accordance with Article 6 of the Law. Assets in question include private placement bonds, loans and bills discounted, foreign exchanges, accrued interest, and advance payment in "other assets," customers' liabilities for acceptance and guarantees, and securities lent under the loan for consumption or leasing agreements.

1. Bankrupt and quasi-bankrupt assets: Credits to borrowers undergoing bankruptcy, corporate reorganization, and rehabilitation proceedings, as well as claims of a similar nature
2. Doubtful assets: Credits for which final collection of principal and interest in line with original agreements is highly improbable due to deterioration of financial position and business performance, but not insolvency of the borrower
3. Substandard loans: Past due loans (3 months or more) and restructured loans, excluding 1. and 2.
4. Normal assets: Credits to borrowers with good business performance and in financial standing without identified problems and not classified into the three categories above

Problem Assets Based on the Financial Reconstruction Law, and Risk-Monitored Loans



Category of borrowers under self-assessment
Problem assets based on the Financial Reconstruction Law
Risk-monitored loans
Total loans
Other assets
Total loans
Other assets
Bankrupt Borrowers
Effectively Bankrupt Borrowers
Potentially Bankrupt Borrowers
Borrowers Requiring Caution
Normal Borrowers
Bankrupt and quasi-bankrupt assets
Doubtful assets
Substandard loans
(Normal assets)
Bankrupt loans
Non-accrual loans
Past due loans (3 months or more)
Restructured loans
Ⓒ
Ⓐ
Ⓑ
Ⓒ

Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs/Reserves



March 31, 2008
(Billions of yen)
Category of borrowers under self-assessment
Problem assets based on the Financial Reconstruction Law
Classification under self-assessment
Classification I
Classification II
Classification III
Classification IV
Reserve for possible loan losses
Reserve ratio
Bankrupt Borrowers
Effectively Bankrupt Borrowers
Bankrupt and quasi-bankrupt assets (1)
¥117.8
Portion of claims secured by collateral or guarantees, etc. (5)
¥104.3
Fully reserved
¥13.5
Direct write-offs (Note 1)
¥18.3 (Note 2)
100% (Note 3)
Specific reserve
Potentially Bankrupt Borrowers
Doubtful assets (2)
¥402.0
Portion of claims secured by collateral or guarantees, etc (6)
¥180.8
Necessary amount reserved
¥221.2
¥170.8 (Note 2)
77.21% (Note 3)
Borrowers Requiring Caution
Substandard loans (3)
¥284.1
(Claims to substandard borrowers)
Portion of substandard loans secured by collateral or guarantees, etc. (7)
¥85.2
Claims to borrowers requiring caution, excluding claims to substandard borrowers
General reserve
General reserve for substandard loans ¥88.5
44.57% (Note 3)
14.56% (Note 3)
6.25% [10.38%] (Note 4)
Normal Borrowers
Normal assets
¥63,928.2
Claims to normal borrowers
¥430.9
0.20% (Note 4)
Loan loss reserve for specific overseas countries
¥0.0
Total (4)
¥64,732.1
NPL ratio (A) / (4)
1.24%
(Note 5)
Total reserve for possible loan losses
¥620.0
(B) Specific reserve + General reserve for substandard loans
¥277.6
Reserve ratio (B) / (D)
64.02%
(Note 6)
(A) = (1) + (2) + (3)
¥803.9
Portion secured by collateral or guarantees, etc. (C) = (5) + (6) + (7) ¥370.3
Unsecured portion (D) = (A) - (C)
¥433.6
Coverage ratio {(B) + (C)} / (A)
80.60%

Notes: 1. Includes amount of direct reduction totaling ¥333.8 billion.
2. Includes reserves for assets that are not subject to disclosure under the Financial Reconstruction Law. (Bankrupt/Effectively Bankrupt Borrowers: ¥4.8 billion; Potentially Bankrupt Borrowers: ¥6.6 billion)
3. Reserve ratios for claims on Bankrupt/Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers, and Borrowers Requiring Caution: The proportion of each category's total unsecured claims covered by reserve for possible loan losses.
4. Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers): The proportion of each category's total claims covered by reserve for possible loan losses. The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in brackets.
5. Ratio of problem assets to total assets subject to the Financial Reconstruction Law
6. Reserve ratio = (Specific reserve + General reserve for substandard loans) ÷ (Bankrupt and quasi-bankrupt assets + Doubtful assets + Substandard loans — Portion secured by collateral or guarantees, etc.)

Off-Balancing Problem Assets

	Billions of yen						
	March 31, 2006 ①	Fiscal 2006		March 31, 2007 ②	Fiscal 2007		March 31, 2008 ③
		New occurrences	Off-balanced		New occurrences	Off-balanced	
Bankrupt and quasi-bankrupt assets	¥164.5	¥ 56.8	¥(112.4)	¥ 108.9	¥ 71.8	¥ (62.9)	¥117.8
Doubtful assets	473.4	300.8	(474.1)	300.1	382.9	(281.0)	402.0
Total	¥637.9	¥ 357.6	¥(586.5)	¥ 409.0	¥454.7	¥(343.9)	¥519.8

	Increase/Decrease ②—①	Increase/Decrease ③—②
Bankrupt and quasi-bankrupt assets	¥ (55.6)	¥ 8.9
Doubtful assets	(173.3)	101.9
Total	¥(228.9)	¥110.8

Notes: 1. The off-balancing (also known as "final disposal") of problem assets refers to the removal of such assets from the bank's balance sheet by way of sale, direct write-off or other means.
2. The figures shown in the above table under "new occurrences" and "off-balanced" are simple additions of the figures for the first and second halves of the two periods reviewed. Amounts of ¥78.8 billion for fiscal 2006 and ¥84.7 billion in fiscal 2007, recognized as "new occurrences" in the first halves of the terms, were included in the amounts off-balanced in the respective second halves.

Securities (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Balance of Securities

Year-End Balance

March 31	Millions of yen 2008	2007
Domestic operations:		
Japanese government bonds	¥ 8,799,249	¥ 6,927,353
Japanese local government bonds	331,178	520,708
Japanese corporate bonds	3,506,181	3,831,945
Japanese stocks	3,668,150	4,830,277
Others	425,814	932,657
Foreign bonds	/	/
Foreign stocks	/	/
Subtotal	¥16,730,573	¥17,042,942
International operations:		
Japanese government bonds	¥ —	¥ —
Japanese local government bonds	—	—
Japanese corporate bonds	—	—
Japanese stocks	—	—
Others	6,027,667	3,017,931
Foreign bonds	4,812,110	1,699,133
Foreign stocks	1,215,556	1,318,798
Subtotal	¥ 6,027,667	¥ 3,017,931
Total	¥22,758,241	¥20,060,873

Average Balance

Year ended March 31	Millions of yen 2008	2007
Domestic operations:		
Japanese government bonds	¥ 7,341,261	¥ 8,566,945
Japanese local government bonds	470,333	550,770
Japanese corporate bonds	3,632,377	3,804,985
Japanese stocks	2,904,058	2,920,211
Others	775,090	920,559
Foreign bonds	/	/
Foreign stocks	/	/
Subtotal	¥15,123,121	¥16,763,472
International operations:		
Japanese government bonds	¥ —	¥ —
Japanese local government bonds	—	—
Japanese corporate bonds	—	—
Japanese stocks	—	—
Others	3,528,429	4,095,307
Foreign bonds	2,255,870	2,821,607
Foreign stocks	1,272,559	1,273,700
Subtotal	¥ 3,528,429	¥ 4,095,307
Total	¥18,651,550	¥20,858,779

Note: The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Securities Held, Classified by Maturity

March 31	Millions of yen 2008	2007
One year or less		
Japanese government bonds	¥1,637,379	¥2,784,983
Japanese local government bonds	64,060	83,763
Japanese corporate bonds	349,571	555,185
Others	471,036	413,472
Foreign bonds	456,965	349,371
Foreign stocks	—	—
One — three years		
Japanese government bonds	1,448,219	456,226
Japanese local government bonds	43,929	72,335
Japanese corporate bonds	1,104,278	1,175,630
Others	2,227,909	265,958
Foreign bonds	2,163,254	153,931
Foreign stocks	141	15,835
Three — five years		
Japanese government bonds	3,639,495	897,565
Japanese local government bonds	70,114	60,149
Japanese corporate bonds	1,028,132	931,372
Others	1,523,728	138,547
Foreign bonds	1,478,032	84,577
Foreign stocks	—	—
Five — seven years		
Japanese government bonds	292,217	583,079
Japanese local government bonds	102,245	212,590
Japanese corporate bonds	576,636	635,881
Others	174,050	173,241
Foreign bonds	122,496	136,925
Foreign stocks	1,595	—
Seven — 10 years		
Japanese government bonds	146,871	301,441
Japanese local government bonds	50,430	91,447
Japanese corporate bonds	401,459	437,479
Others	413,635	532,189
Foreign bonds	384,846	410,492
Foreign stocks	—	7,976
More than 10 years		
Japanese government bonds	1,635,066	1,904,058
Japanese local government bonds	398	421
Japanese corporate bonds	46,102	96,396
Others	386,561	783,940
Foreign bonds	206,517	563,835
Foreign stocks	180,043	220,105
No designated term		
Japanese government bonds	—	—
Japanese local government bonds	—	—
Japanese corporate bonds	—	—
Japanese stocks	3,668,150	4,830,277
Others	1,256,560	1,643,238
Foreign bonds	—	—
Foreign stocks	1,033,775	1,074,880
Total		
Japanese government bonds	¥8,799,249	¥6,927,353
Japanese local government bonds	331,178	520,708
Japanese corporate bonds	3,506,181	3,831,945
Japanese stocks	3,668,150	4,830,277
Others	6,453,481	3,950,589
Foreign bonds	4,812,110	1,699,133
Foreign stocks	1,215,556	1,318,798

Ratios (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Income Ratio

Year ended March 31	Percentage 2008	2007
Ordinary profit to total assets	**0.56%**	0.62%
Ordinary profit to stockholders' equity	**14.28**	18.57
Net income to total assets	**0.22**	0.34
Net income to stockholders' equity	**5.64**	10.13

Notes: 1. Ordinary profit (net income) to total assets = Ordinary profit (net income) / Average balance of total assets excluding customers' liabilities for acceptances and guarantees x 100

2. Ordinary profit (net income) to stockholders' equity = (Ordinary profit (net income) - Preferred dividends) / {(Stockholders' equity at beginning of the fiscal year - Number of shares of preferred stock outstanding at beginning of the fiscal year x Issue price) + (Net assets at end of the fiscal year - Number of shares of preferred stock outstanding at end of the fiscal year x Issue price)} divided by 2 x 100

Yield/Interest Rate

Year ended March 31	Percentage 2008	2007
Domestic operations		
Interest-earning assets (A)	**1.78%**	1.56%
Interest-bearing liabilities (B)	**1.25**	0.98
(A) – (B)	**0.53**	0.58
International operations		
Interest-earning assets (A)	**4.30%**	4.61%
Interest-bearing liabilities (B)	**4.43**	4.90
(A) – (B)	**(0.13)**	(0.29)
Total		
Interest-earning assets (A)	**2.34%**	2.12%
Interest-bearing liabilities (B)	**1.91**	1.66
(A) – (B)	**0.43**	0.46

Loan-Deposit Ratio

March 31	Millions of yen 2008	2007
Domestic operations		
Loans and bills discounted (A)	**¥47,935,924**	¥47,262,094
Deposits (B)	**60,751,641**	59,933,911
Loan-deposit ratio (%)		
(A) / (B)	**78.90%**	78.85%
Ratio by average balance for the fiscal year	**77.99**	78.59
International operations		
Loans and bills discounted (A)	**¥ 9,021,889**	¥ 6,494,346
Deposits (B)	**8,631,193**	8,875,426
Loan-deposit ratio (%)		
(A) / (B)	**104.52%**	73.17%
Ratio by average balance for the fiscal year	**81.61**	70.82
Total		
Loans and bills discounted (A)	**¥56,957,813**	¥53,756,440
Deposits (B)	**69,382,834**	68,809,338
Loan-deposit ratio (%)		
(A) / (B)	**82.09%**	78.12%
Ratio by average balance for the fiscal year	**78.47**	77.58

Note: Deposits include negotiable certificates of deposit.

Securities-Deposit Ratio

March 31	Millions of yen	
	2008	2007
Domestic operations		
Securities (A)	¥16,730,573	¥17,042,942
Deposits (B)	60,751,641	59,933,911
Securities-deposit ratio (%)		
(A) / (B)	27.53%	28.43%
Ratio by average balance for the fiscal year	25.26	27.92
International operations		
Securities (A)	¥ 6,027,667	¥ 3,017,931
Deposits (B)	8,631,193	8,875,426
Securities-deposit ratio (%)		
(A) / (B)	69.83%	34.00%
Ratio by average balance for the fiscal year	38.02	45.52
Total		
Securities (A)	¥22,758,241	¥20,060,873
Deposits (B)	69,382,834	68,809,338
Securities-deposit ratio (%)		
(A) / (B)	32.80%	29.15%
Ratio by average balance for the fiscal year	26.98	30.21

Note: Deposits include negotiable certificates of depos t.

Capital (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Changes in Number of Shares Issued and Capital Stock

	Number of shares issued		Millions of yen			
			Capital stock		Capital reserve	
	Changes	Balances	Changes	Balances	Changes	Balances
April 1, 2004*1	—	55,778,805	¥ —	¥559,985	¥ (220,966)	¥ 658,726
September 21, 2004*2	2	55,778,807	—	559,985	246,205	904,932
March 30, 2005*3	70,001	55,848,808	105,001	664,986	105,001	1,009,933
April 1, 2004 — March 31, 2005*4	264,140	56,112,948	—	664,986	—	1,009,933
August 9, 2005*5	—	56,112,948	—	664,986	(344,900)	665,033
May 17, 2006*6	214,194	56,327,142	—	664,986	—	665,033
September 6, 2006*7	173,770	56,500,912	—	664,986	—	665,033
September 29, 2006*8	601,757	57,102,669	—	664,986	—	665,033
October 11, 2006*9	153,181	57,255,850	—	664,986	—	665,033
October 31, 2006*10	(830,000)	56,425,850	—	664,986	—	665,033

Remarks:

*1 Reduction in capital reserve due to a corporate split resulting from the spin-off of certain subsidiaries
*2 Share exchange due to a restructuring of Group companies
*3 Allotment to third parties: Preferred stock (1st series Type 6): 70,001 shares
Issue price: ¥3,000 thousand Capitalization: ¥1,500 thousand
*4 Conversion of 32,000 shares of preferred stock (Type 1) and 105,000 shares of preferred stock (Type 3) to 401,140 shares of common stock
*5 Capital reserve was transferred to other capital surplus pursuant to Article 289-2 of the Commercial Code and Article 18-2 of the Banking Law
*6 Conversion of 35,000 shares of preferred stock (Type 1) and 33,000 shares of preferred stock (Type 2) to 214,194 shares of common stock
*7 Conversion of 67,000 shares of preferred stock (Type 2) to 173,770 shares of common stock
*8 Conversion of 500,000 shares of preferred stock (Type 3) to 601,757 shares of common stock
*9 Conversion of 195,000 shares of preferred stock (Type 3) to 153,181 shares of common stock
*10 Cancellation of 35,000 shares of preferred stock (Type 1), 100,000 shares of preferred stock (Type 2) and 695,000 shares of preferred stock (Type 3)

Number of Shares Issued

March 31, 2008	Number of shares issued
Common stock	**56,355,849**
Preferred stock (1st series Type 6)	**70,001**
Total	**56,425,850**

Note: The shares above are not listed on any stock exchange.

Principal Shareholders

a. Common Stock

March 31, 2008	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	**56,355,849**	100.00%

b. Preferred Stock (1st series Type 6)

March 31, 2008	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	**70,001**	100.00%

Others (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Employees

March 31	2008	2007
Number of employees	17,886	16,407
Average age (years–months)	35–11	36–4
Average length of employment (years–months)	13–2	13–8
Average annual salary (thousands of yen)	¥8,290	¥7,712

Notes: 1. Temporary and part-time staff are excluded from the above calculations but includes overseas local staff. Executive officers who do not concurrently serve as Directors are excluded from "Number of employees."
2. "Average annual salary" includes bonus, overtime pay and other fringe benefits.
3. Overseas local staff are excluded from the above calculations other than "Number of employees."

Number of Offices

March 31	2008	2007
Domestic network:		
Main offices and branches	473	463
Subbranches	157	156
Agency	1	1
Overseas network:		
Branches	19	18
Subbranches	6	5
Representative offices	15	13
Total	671	656

Note: "Main offices and branches" includes the International Business Operations Dept. (2008, 2 branches; 2007, 2 branches), specialized deposit account branches (2008, 38 branches; 2007, 38 branches) and ATM administration branches (2008, 17 branches; 2007, 17 branches).

Number of Automated Service Centers

March 31	2008	2007
Automated service centers	28,120	25,283

Domestic Exchange Transactions

	Millions of yen	
Year ended March 31	2008	2007
Exchange for remittance:		
Destined for various parts of the country:		
Number of accounts (thousands)	405,059	387,493
Amount	¥ 871,073,089	¥ 713,802,911
Received from various parts of the country:		
Number of accounts (thousands)	301,655	295,072
Amount	¥ 881,410,435	¥ 842,628,980
Collection:		
Destined for various parts of the country:		
Number of accounts (thousands)	3,444	4,201
Amount	¥ 9,101,611	¥ 10,897,627
Received from various parts of the country:		
Number of accounts (thousands)	1,214	1,218
Amount	¥ 2,801,793	¥ 3,545,842
Total	¥1,764,386,929	¥1,570,875,362

Foreign Exchange Transactions

Year ended March 31	Millions of U.S. dollars 2008	2007
Outward exchanges:		
Foreign bills sold	**$1,143,759**	$ 913,008
Foreign bills bought	**597,763**	422,390
Incoming exchanges:		
Foreign bills payable	**$ 685,135**	$ 670,892
Foreign bills receivable	**30,156**	28,076
Total	**$2,456,815**	$2,034,368

Note: The figures above include foreign exchange transactions by overseas branches.

Breakdown of Collateral for Customers' Liabilities for Acceptances and Guarantees

March 31	Millions of yen 2008	2007
Securities	**¥ 10,334**	¥ 17,427
Commercial claims	**25,040**	22,217
Commercial goods	**4,373**	4,451
Real estate	**62,754**	58,403
Others	**13,943**	28,780
Subtotal	**¥ 116,446**	¥ 131,280
Guaranteed	**535,278**	454,673
Unsecured	**4,013,337**	3,591,862
Total	**¥4,665,062**	¥4,177,816

Trust Assets and Liabilities (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Statement of Trust Assets and Liabilities

	Millions of yen	
March 31	2008	2007
Assets:		
Loans and bills discounted	¥ 223,740	¥ 5,350
Loans on deeds	223,740	5,350
Securities	273,504	267,110
Japanese government bonds	202,845	168,798
Corporate bonds	12,000	12,000
Foreign securities	58,358	86,312
Other securities	300	—
Securities held in custody accounts	3,451	3,000
Monetary claims	571,072	703,199
Monetary claims for housing loans	84,419	123,148
Other monetary claims	486,653	580,051
Premises and equipment	25	25
Equipment	25	25
Other claims	1,318	1,245
Call loans	263	—
Due from banking account	80,796	65,062
Cash and due from banks	20,000	129,401
Deposits with banks	20,000	129,401
Others	1,540	—
Others	1,540	—
Total assets	¥1,175,711	¥1,174,396
Liabilities:		
Designated money trusts	¥ 292,193	¥ 358,058
Specified money trusts	61,864	91,741
Pecuniary trusts other than money trusts	223,130	—
Security trusts	3,462	3,000
Monetary claims trusts	501,920	598,236
Composite trusts	91,600	123,359
Other trusts	1,540	—
Total liabilities	¥1,175,711	¥1,174,396

Notes: 1. Amounts less than one million yen have been omitted.
2. SMBC has no co-operative trusts under other trust bank's administration as of year-end.
3. SMBC does not deal with any trusts with principal indemnification.

Year-End Balance of Money Trusts and Others

	Millions of yen	
March 31	2008	2007
Money trusts	¥354,058	¥449,800
Pension trusts	—	—
Asset formation benefit trusts	—	—
Loan trusts	—	—
Total	¥354,058	¥449,800

Year-End Balance of Trusts with Principal Indemnification

There are no corresponding items.

Risk-Monitored Loans Related with Trusts with Principal Indemnification

There are no corresponding items.

Balance of Principal Amounts of Money Trusts and Loan Trusts, Classified by Maturity

	Millions of yen	
March 31	2008	2007
Money trusts:		
Less than one year	¥ 6,457	¥ 71,658
One — two years	79,747	15,871
Two — five years	50,334	111,503
Five years and more	213,028	244,253
No designated term	—	—
Total	¥349,568	¥443,287
Loan trusts:		
Less than one year	¥ —	¥ —
One — two years	—	—
Two — five years	—	—
Five years and more	—	—
No designated term	—	—
Total	¥ —	¥ —

Year-End Balance of Money Trusts and Others

March 31	Millions of yen 2008	2007
Money trusts:		
Loans and bills discounted	¥ 3,740	¥ 5,350
Securities	270,476	267,110
Subtotal	¥274,216	¥272,460
Pension trusts:		
Loans and bills discounted	¥ —	¥ —
Securities	—	—
Subtotal	¥ —	¥ —
Asset formation benefit trusts:		
Loans and bills discounted	¥ —	¥ —
Securities	—	—
Subtotal	¥ —	¥ —
Loan trusts:		
Loans and bills discounted	¥ —	¥ —
Securities	—	—
Subtotal	¥ —	¥ —
Total of loans and bills discounted	¥ 3,740	¥ 5,350
Total of securities	¥270,476	¥267,110
Total	¥274,216	¥272,460

Year-End Balance of Loans and Bills Discounted

March 31	Millions of yen 2008	2007
Loans on deeds	¥3,740	¥5,350
Loans on notes	—	—
Bills discounted	—	—
Total	¥3,740	¥5,350

Year-End Balance of Loans and Bills Discounted, Classified by Maturity

March 31	Millions of yen 2008	2007
Loans and bills discounted		
One year or less	¥ 2,540	¥1,350
One — three years	—	1,800
Three — five years	—	1,000
Five — seven years	220,000	—
More than seven years	1,200	1,200
Total	¥223,740	¥5,350

Balance of Loans and Bills Discounted, Classified by Collateral

March 31	Millions of yen 2008	2007
Securities	¥ —	¥ —
Commercial claims	—	—
Real estate	—	—
Factory	—	—
Fund	—	—
Ships and vessels	—	—
Others	—	—
Subtotal	¥ —	¥ —
Guaranteed	¥ —	¥ —
Unsecured	223,740	5,350
Total	¥223,740	¥5,350

Balance of Loans and Bills Discounted, Classified by Purpose

March 31	Millions of yen			
	2008		2007	
Funds for capital investment	¥ 1,000	0.45%	¥1,000	18.69%
Funds for working capital	222,740	99.55	4,350	81.31
Total	¥223,740	100.00%	¥5,350	100.00%

Breakdown of Loan Portfolio, Classified by Industry

March 31	Millions of yen			
	2008		2007	
Manufacturing	¥ 1,000	0.45%	¥1,000	18.69%
Agriculture, forestry, fisheries and mining	100,000	44.70	—	—
Construction	—	—	—	—
Transportation, communications and public enterprises	1,040	0.46	1,650	30.84
Wholesale and retail	—	—	1,000	18.69
Finance and insurance	1,200	0.54	1,200	22.43
Real estate	120,000	53.63	—	—
Services	500	0.22	500	9.35
Municipalities	—	—	—	—
Others	—	—	—	—
Total	¥223,740	100.00%	¥5,350	100.00%

Loans to Individuals/Small and Medium-Sized Corporations

Balance of Loans

March 31	Millions of yen	
	2008	2007
Total to individuals, and small and medium-sized enterprises (A)	¥ 1,040	¥1,650
Total loans (B)	223,740	5,350
(A) / (B)	0.46%	30.84%

Number of Loans Lent

March 31	Number of loans	
	2008	2007
Total to individuals, and small and medium-sized enterprises (C)	2	3
Total loans (D)	7	7
(C) / (D)	28.57%	42.85%

Note: Small and medium-sized enterprises are individuals or companies with capital stock of ¥300 million or less, or an operating staff of 300 or fewer employees. (Exceptions to these capital stock and staff restrictions include wholesalers: ¥100 million, 100 employees; retailers: ¥50 million, 50 employees; and service industry companies: ¥50 million, 100 employees.)

Year-End Balance of Securities Related with Money Trusts and Others

March 31	Millions of yen			
	2008		2007	
Japanese government bonds	¥199,818	73.87%	¥168,798	63.20%
Japanese local government bonds	—	—	—	—
Short-term Japanese corporate bonds	—	—	—	—
Japanese corporate bonds	12,000	4.44	12,000	4.49
Japanese stocks	—	—	—	—
Others	58,658	21.69	86,312	32.31
Total	¥270,476	100.00%	¥267,110	100.00%

Capital Ratio Information

Sumitomo Mitsui Banking Corporation and Subsidiaries

■ Capital Structure Information (Consolidated Capital Ratio (International Standards))

March 31		Millions of yen 2008	2007
Tier I capital:	Capital stock	¥ 664,986	¥ 664,986
	Capital surplus	1,603,512	1,603,512
	Retained earnings	861,508	581,619
	Cash dividends	(15,383)	—
	Foreign currency translation adjustments	(28,468)	(37,194)
	Stock acquisition rights	43	14
	Minority interests	1,462,222	1,374,169
	Goodwill and others	(2)	(4)
	Gain on sale on securitization transactions	(44,045)	(40,057)
	Total Tier I capital (A)	4,504,375	4,147,047
Tier II capital:	Unrealized gains on other securities after 55% discount	338,561	830,321
	Land revaluation excess after 55% discount	37,220	39,367
	General reserve for possible loan losses	44,969	28,115
	Excess amount of provision	89,794	193,977
	Subordinated debt	2,523,062	2,564,195
	Total Tier II capital	3,033,608	3,655,976
	Tier II capital included as qualifying capital (B)	3,033,608	3,655,976
Deductions:	(C)	339,552	320,319
Total qualifying capital:	(D) = (A) + (B) - (C)	¥ 7,198,431	¥ 7,482,705
Risk-adjusted assets:	On-balance sheet items	¥45,445,432	¥44,878,966
	Off-balance sheet items	10,194,881	8,756,301
	Market risk items	402,197	401,455
	Operational risk	2,971,224	3,701,598
	Total risk-adjusted assets (E)	¥59,013,736	¥57,738,321
Tier I risk-adjusted capital ratio:	(A) / (E) x 100	7.63%	7.18%
Total risk-adjusted capital ratio:	(D) / (E) x 100	12.19%	12.95%
Required capital:	(E) x 8%	¥ 4,721,098	¥ 4,619,065

Capital Structure Information (Nonconsolidated Capital Ratio (International Standards))

March 31		Millions of yen 2008	2007
Tier I capital:	Capital stock	¥ 664,986	¥ 664,986
	Capital reserve	665,033	665,033
	Other capital surplus	702,514	702,514
	Other retained earnings	894,560	760,100
	Other	953,936	933,063
	Cash dividends	(15,383)	—
	Gain on sale on securitization transactions	(44,045)	(40,057)
	Deductions of deferred tax assets	(58,930)	—
	Total Tier I capital (A)	3,762,673	3,685,641
Tier II capital:	Unrealized gains on other securities after 55% discount	339,932	824,998
	Land revaluation excess after 55% discount	30,774	32,920
	General reserve for possible loan losses	—	—
	Excess amount of provision	8,282	32,467
	Subordinated debt	2,683,172	2,710,870
	Total Tier II capital	3,062,160	3,601,257
	Tier II capital included as qualifying capital (B)	3,062,160	3,601,257
Deductions:	(C)	272,393	286,295
Total qualifying capital:	(D) = (A) + (B) - (C)	¥ 6,552,440	¥ 7,000,603
Risk-adjusted assets:	On-balance sheet items	¥40,580,140	¥40,755,261
	Off-balance sheet items	8,619,697	7,871,270
	Market risk items	257,905	334,631
	Operational risk	2,241,099	3,053,199
	Total risk-adjusted assets (E)	¥51,698,842	¥52,014,363
Tier I risk-adjusted capital ratio:	(A) / (E) x 100	7.27%	7.08%
Total risk-adjusted capital ratio:	(D) / (E) x 100	12.67%	13.45%
Required capital:	(E) x 8%	¥ 4,135,907	¥ 4,161,149

Corporate Data

Sumitomo Mitsui Financial Group, Inc.

■ Board of Directors, Corporate Auditors, and Executive Officers (as of June 30, 2008)

BOARD OF DIRECTORS

Masayuki Oku
Chairman of the Board and Representative Director

Teisuke Kitayama
President and Representative Director

Hiroki Nishio
Senior Managing Director and Representative Director
Audit Dept.

Osamu Endo
Director
Consumer Business Planning Dept.

Junsuke Fujii
Director
General Affairs Dept., Human Resources Dept.,
Corporate Risk Management Dept.

Takeshi Kunibe
Director
Public Relations Dept., Corporate Planning Dept.,
Financial Accounting Dept., Strategic Financial Planning Dept.,
Subsidiaries & Affiliates Dept.

Yoshiaki Yamauchi
Director (outside)

Yoichiro Yamakawa
Director (outside)

Yoshinori Yokoyama
Director (outside)

CORPORATE AUDITORS

Masahide Hirasawa
Corporate Auditor

Yoji Yamaguchi
Corporate Auditor

Katsuya Onishi
Corporate Auditor (outside)

Hiroshi Araki
Corporate Auditor (outside)

Ikuo Uno
Corporate Auditor (outside)

EXECUTIVE OFFICERS

Wataru Ohara
Senior Managing Director
Corporate Risk Management Dept.

Hideo Shimada
Senior Managing Director
IT Planning Dept.

Tetsuya Kubo
Managing Director
Investment Banking Planning Dept.

■ SMFG Organization (as of June 30, 2008)



Shareholders' Meeting
Board of Directors
Auditing Committee
Risk Management Committee
Compensation Committee
Nominating Committee
Group Strategy Committee
Management Committee
Corporate Auditors/ Board of Corporate Auditors
Office of Corporate Auditors
Public Relations Dept.
Corporate Planning Dept.
Investor Relations Dept.
Group CSR Dept.
Financial Accounting Dept.
Strategic Financial Planning Dept.
Subsidiaries & Affiliates Dept.
Consumer Business Planning Dept.
Investment Banking Planning Dept.
IT Planning Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Risk Management Dept.
Audit Dept.
Group Business Management Dept.

Sumitomo Mitsui Banking Corporation

■ Board of Directors, Corporate Auditors, and Executive Officers (as of June 30, 2008)

BOARD OF DIRECTORS

Chairman of the Board

Teisuke Kitayama

President

Masayuki Oku*

Vice Chairman of the Board

Kenjiro Nakano

Deputy Presidents

Shigenobu Aikyo*
Head of Middle Market Banking Unit

Osamu Endo*
Head of Consumer Banking Unit

Hirosumi Tsusue*
Head of Corporate Banking Unit,
International Business Promotion Dept., Global Advisory Division

Senior Managing Directors

Akira Kitamura*
Corporate Research Dept., Credit Administration Dept.,
Deputy Head of Corporate Banking Unit (Credit Dept.),
Investment Banking Unit (Structured Finance Credit Dept.),
Corporate Advisory Division

Wataru Ohara*
Corporate Risk Management Dept., Credit & Investment Planning Dept.,
Trust Services Dept.

Yoshinori Kawamura*
Head of International Banking Unit

Hideo Shimada*
IT Planning Dept., Operations Planning Dept., Operations Support
Dept., Director of JRI

Directors (outside)

Yoshiaki Yamauchi

Yoichiro Yamakawa

Yoshinori Yokoyama

*Executive Officers

CORPORATE AUDITORS

Nobuo Tsukuni
Corporate Auditor

Hiroki Yaze
Corporate Auditor

Katsuya Onishi
Corporate Auditor (outside)

Hiroshi Araki
Corporate Auditor (outside)

Ikuo Uno
Corporate Auditor (outside)

Masahide Hirasawa
Corporate Auditor

EXECUTIVE OFFICERS

Managing Directors

Keiichi Ando
Osaka Corporate Banking Division
(Osaka Corporate Banking Dept. I, II, and III)

Satoru Nakanishi
Nagoya Corporate Banking Division (Nagoya Corporate Banking
Dept.), and Head of the Nagoya Middle Market Banking Division

Koki Nomura
Deputy Head of Middle Market Banking Unit (in charge of East Japan)

Junsuke Fujii
Human Resources Dept.,
Human Resources Development Dept., Quality Management Dept.,
General Affairs Dept., Legal Dept., and Administrative Services Dept.

Tetsuya Kubo
Investment Banking Unit

Takeshi Kunibe
Public Relations Dept., Corporate Planning Dept.,
Financial Accounting Dept., Strategic Financial Planning Dept.,
Subsidiaries & Affiliates Dept.

Fumihiko Tanizawa
Internal Audit Dept. and Credit Review Dept.

Koichi Miyata
Head of Treasury Unit, Human Resources Dept. and
Human Resources Development Dept.

Kazumasa Hashimoto
Deputy Head of Middle Market Banking Unit (in charge of West Japan)

Kozo Masaki
Head of China Division, and General Manager, Shanghai Branch

Jun Mizoguchi
Head of Europe Division, and President of Sumitomo Mitsui Banking
Corporation Europe Limited

Tatsuo Yamanaka
Head of Corporate Advisory Division

Kazuya Jono
Deputy Head of Consumer Banking Unit
Head of Private Advisory Dept.

Hideo Hiyama
Deputy Head of International Banking Unit

Naoyuki Kawamoto
General Manager, Corporate Risk Management Dept.

Koichi Minami
Deputy Head of Middle Market Banking Unit (Credit Dept. II)

Yoshihiko Shimizu
General Manager, Planning Dept., Corporate Banking Unit
& Middle Market Banking Unit

Yuichiro Takada
Tokyo Corporate Banking Division
(Corporate Banking Dept.s I, II, and III)

Koichi Danno
Head of Asia Pacific Division

Hiroshi Minoura
Head of Americas Division

Mitsunori Watanabe
Tokyo Corporate Banking Division
(Corporate Banking Dept.s IV, V, and VI)

Directors

Tsuyoshi Isono
Chairman of SMBC Capital Markets, Inc.

Yujiro Ito
General Manager, General Affairs Dept.

Seiichiro Takahashi
General Manager, Planning Dept., Treasury Unit

Hidetoshi Furukawa
Deputy Head of Corporate Banking Unit,
International Banking Unit,
International Banking Unit, Global Advisory Division

Ikuhiko Morikawa
General Manager, Planning Dept., Consumer Banking Unit

Takayuki Hayakawa
Head of Tokyo Higashi Middle Market Banking Division

Katsunori Okubo
General Manager, Hong Kong Branch

Kenichi Gogami
General Manager, Quality Management Dept.

Takashi Saito
Assistant Head of Corporate Advisory Division

Ryusuke Itakura
Deputy Head of Consumer Banking Unit (in charge of West Japan)

Shuichi Kageyama
Head of Kyoto Hokuriku Middle Market Banking Division,
and General Manager

Kazuhiro Shibata
Deputy Head of Corporate Banking Unit (Credit Dept. I)

Kuniaki Fujiwara
General Manager, Kobe Block Consumer Business Office

Hiroyuki Iwami
General Manager, Tokyo Corporate Banking Dept. III

Yuichiro Ueda
General Manager, Credit Dept., Corporate Banking Unit

Hiroyasu Okano
General Manager, Private Banking Business Office

Shusuke Kurose
IT Planning Dept.

Tatsuya Nishimoto
General Manager, Shibuya Corporate Business Office,
General Manager, Yokohama Corporate Business Office

Masahiro Fuchizaki
Operations Planning Dept. and
Operations Support Dept.

Nobuaki Kurumatani
General Manager, Corporate Planning Dept.

Toshimi Tagata
General Manager, Real Estate Finance Dept.

Masaki Tachibana
General Manager, Human Resources Dept.

Kohei Hirota
Head of Osaka Minami Middle Market Banking Division II

Yoshimi Miura
General Manager, Nagoya Corporate Banking Dept.

William M. Ginn
General Manager, Specialized Industries Dept., and The Americas Division and Chairman of SMBC Leasing and Finance, Inc.

Nicholas Andrew Pitts-Tucker
Co-General Manager, Structured Finance Dept., Europe Division, and International Finance Dept., Europe Division, and Executive Director, General Manager, Co-Head of International & Structured Finance Department
Sumitomo Mitsui Banking Corporation Europe Ltd.

Hikota Koshika
Head of Kobe Middle Market Banking Division

Ryosuke Harada
Head of Tokyo Toshin Middle Market Banking Division

Haruhide Maeda
General Manager, Himeji Corporate Business Office

Nobuo Iida
Head of Osaka Kita Middle Market Banking Division

Takahiko Kato
General Manager, Singapore Branch

Ichiro Onishi
General Manager, Tokyo Chu-o Block Consumer Business Office

Kazunori Okuyama
Head of Shinjuku Middle Market Banking Division, and Head of
Saitama Ikebukuro Middle Market Banking Division

Fumitoshi Onodera
General Manager, Tokyo Corporate Banking Dept. IV

Hiroshi Kobayashi
General Manager, Planning Dept., Investment Banking Unit

Toru Nagamoto
General Manager, Compliance Audit Group

Atsuhiko Inoue
General Manager, Osaka Corporate Banking Dept. I

Shogo Sekimoto
General Manager, Tokyo Corporate Banking Dept. I

Toshiyuki Teramoto
General Manager, Corporate Credit Dept. I, Middle Market Banking Unit

Manabu Narita
General Manager, Shinjuku Nishiguchi Middle Market Banking Division I

Chris Chan Chi Keung
General Manager, Greater China Corporate Banking Dept.

■ SMBC Organization (as of June 30, 2008)

- Shareholders' Meeting
  - Board of Directors
    - Management Committee
  - Corporate Auditors/Board of Corporate Auditors
    - Office of Corporate Auditors

Internal Audit Unit

- Internal Audit Dept.
  - Internal Audit Planning Dept.
- Credit Review Dept.

Corporate Staff Unit

- Public Relations Dept.
- Corporate Planning Dept.
  - Financial Research Dept.
  - CSR Dept.
- Financial Accounting Dept.
  - Equity Portfolio Management Dept.
- Strategic Financial Planning Dept.
- Subsidiaries & Affiliates Dept.
- Corporate Risk Management Dept.
  - Risk Management Systems Dept.
- Credit & Investment Planning Dept.
  - Credit Portfolio Management Dept.
- IT Planning Dept.
- Human Resources Dept.
  - Training Institute
  - Counseling Dept.
  - Diversity and Inclusion Dept.
- Human Resources Development Dept.
- Quality Management Dept.
  - Customer Relations Dept.

Compliance Unit

- General Affairs Dept.
  - Operational Risk Management Dept.
  - Antimonopoly Law Monitoring Dept.
  - Financial Products Compliance Dept.
  - Financial Crime Prevention Dept.
  - International Compliance Dept.
- Legal Dept.

Corporate Services Unit

- Administrative Services Dept.
  - Secretariat
- Operations Planning Dept.
- Operations Support Dept.
- Corporate Research Dept.
- Credit Administration Dept.
- Trust Services Dept.
  - Trust Business Operations Dept.

Consumer Banking Unit

Middle Market Banking Unit

Corporate Banking Unit

International Banking Unit

Treasury Unit

Investment Banking Unit

- International Business Promotion Dept.
- Global Advisory Dept.

- Planning Dept., Corporate Banking Unit & Middle Market Banking Unit
  - Middle Market Solution Dept.

- Private Advisory Dept.
- Private Banking Dept.
  - Stock Execution Dept.
- Corporate Employees Business Dept.
  - Defined Contribution Dept.
- Succession Business Dept.

- Planning Dept., Consumer Banking Unit
  - Marketing Dept.
  - Next W-ing Project Dept.
- Financial Consulting Dept.
  - Financial Consulting R&D Dept.
- Consumer Loan Dept.
- Mass Retail Dept.
- Credit Dept., Consumer Banking Unit

- Block Consumer Business Office

- Branch
- Consumer Loan Promotion Office
- Apartment House Loan Promotion Office
- Loan Support Office
- Private Banking Dept.
- Direct Banking Dept.
- Consumer Finance Promotion Office

- Public & Financial Institutions Banking Dept.
- Small and Medium Enterprises Marketing Dept.
- Credit Dept. I, Middle Market Banking Unit
  - Credit Monitoring Dept.
- Credit Dept. II, Middle Market Banking Unit
  - Credit Monitoring Dept.

- Middle Market Banking Division

- Corporate Business Office
- Business Promotion Office
- Financial Development Office
- Public Institutions Business Office
- Business Support Office

- Corporate Advisory Division

- Credit Dept., Corporate Banking Unit

- Tokyo Corporate Banking Division
- Osaka Corporate Banking Division
- Nagoya Corporate Banking Division

- Corporate Banking Dept.

- Planning Dept., International Banking Unit
  - IT & Business Administration Planning Dept.
  - Asia Pacific Training Dept.
- Planning Dept., Americas Division
- Credit Dept., Americas Division
- Compliance Dept., Americas Division
- Planning Dept., Europe Division
- Credit Dept., Europe Division
- Planning Dept., China Division
- Planning Dept., Asia Pacific Division
- Credit Dept., International Banking Unit
  - Environment Analysis Dept.

- Americas Division
- Europe Division
- China Division
- Asia Pacific Division

- Global Institutional Banking Dept.
- Global Client Business Dept.
- Global Corporate Investment Dept.
- Global Trade Finance Dept.
- Branches/Representative Offices in North East Asia
- Departments of Americas Division
- Departments of Europe Division
- Branches/Representative Offices in China Division
- Branches/Representative Office in Asia Pacific Division

- Planning Dept., Treasury Unit
- Treasury Dept.
- International Treasury Dept.
- Trading Dept.
- Treasury Marketing Dept.

- Planning Dept., Investment Banking Unit
  - R&D Dept.
- Syndication Dept.
- Structured Finance Dept.
  - Shipping Finance Dept.
  - Environmental Products Dept.
- Real Estate Finance Dept.
  - REIT Investment Dept.
- M&A Advisory Services Dept.
- Investment Development Dept.
- Merchant Banking Dept.
- Financial Engineering Dept.
- Securities Marketing Dept.
  - Securities Direct Sales Dept.
- Structured Finance Credit Dept.

Settlement Finance Unit

- Electronic Commerce Banking Dept.
  - Global Transaction Banking Dept.
- Asset Finance Dept.
- Global Securities Business Dept.

- Branch Service Office
- Head/Main Service Office
- Public Institutions Operations Office

Principal Subsidiaries and Affiliates (as of March 31, 2008)

All companies shown hereunder are consolidated subsidiaries or affiliates of Sumitomo Mitsui Financial Group, Inc.
Those printed in green ink are consolidated subsidiaries or affiliates of Sumitomo M tsui Banking Corporation.

■ Principal Domestic Subsidiaries*2

Company Name	Issued Capital (Millions of Yen)	Percentage of SMFG's Voting Rights (%)	Percentage of SMBC's Voting Rights (%)	Established	Main Business
Sumitomo Mitsui Banking Corporation	664,986	100	—	June 6, 1996	Commercial banking
Sumitomo Mitsui Card Company, Limited	34,000	65.99	—	Dec. 26, 1967	Credit card services
Sumitomo Mitsui Finance and Leasing Co., Ltd.	15,000	55.00	—	Feb. 4, 1963	Leasing
The Japan Research Institute, Limited	10,000	100	—	Nov. 1, 2002	System engineering, data processing, management consulting, and economic research
JRI Solutions, Limited	5,000	0 (100)	—	July 3, 2006	System engineering, data processing
SMBC Friend Securities Co., Ltd.	27,270	100	—	Mar. 2, 1948	Securities
SAKURA CARD CO., Ltd.	7,438	0 (95.74)	85.14 (10.59)	Feb. 23, 1983	Credit card services
QUOQ Inc.	4,750	0 (56.53)	11.0 (32.82)	April 5, 1978	Credit card services
The Japan Net Bank, Limited	37,250	0 (59.70)	59.70	Sept. 19, 2000	Commercial banking
SMBC Loan Business Planning Co., Ltd.	100,010	0 (100)	100	April 1, 2004	Management support services
SMBC Loan Adviser Co., Ltd.	10	0 (100)	0 (100)	April 1, 1998	Consulting and agency services for consumer loans
SMBC Guarantee Co., Ltd.	187,720	0 (100)	0 (100)	July 14, 1976	Credit guarantee
SMBC Finance Business Planning Co., Ltd.	10	0 (100)	100	April 1, 2004	Management support services
SMBC Finance Service Co., Ltd.	71,705	0 (100)	0 (100)	Dec. 5, 1972	Loans, collecting agent and factoring
SMBC Business Support Co., Ltd.	10	0 (100)	0 (100)	July 1, 2004	Clerical work outsourcer
Financial Link Company, Limited	160	0 (100)	0 (100)	Sept. 29, 2000	Data processing service and e-trading consulting
SMBC Consulting Co., Ltd.	1,100	0 (100)	50 (50)	May 1, 1981	Management consulting and seminar organizer
SMBC Support & Solution Co., Ltd.	10	0 (100)	100	April 1, 1996	Help desk and system support
SMBC Servicer Co., Ltd.	1,000	0 (100)	100	Mar. 11, 1999	Servicer
Sakura Information Systems Co., Ltd.*2	600	0 (66)	66	Nov. 29, 1972	System engineering and data processing
SAKURA KCS Corporation	2,054	0 (50.22)	27.53 (5.00)	Mar. 29, 1969	System engineering and data processing
THE MINATO BANK, LTD.	27,484	0 (46.34)	45.10 (1.23)	Sept. 6, 1949	Commercial banking
Kansai Urban Banking Corporation	37,040	0 (58.03)	42.30 (5.94)	July 1, 1922	Commercial banking
SMBC Staff Service Co., Ltd.	90	0 (100)	100	July 15, 1982	Temporary manpower service
SMBC Learning Support Co., Ltd.	10	0 (100)	100	May 27, 1998	Seminar organizer
SMBC PERSONNEL SUPPORT CO., LTD.	10	0 (100)	100	April 15, 2002	Banking clerical work
SMBC Center Service Co., Ltd.	100	0 (100)	100	Oct. 16, 1995	Banking clerical work
SMBC Delivery Service Co., Ltd.	30	0 (100)	100	Jan. 31, 1996	Banking clerical work
SMBC Green Service Co., Ltd.	30	0 (100)	100	Mar. 15, 1990	Banking clerical work
SMBC International Business Co., Ltd.	20	0 (100)	100	Sept. 28, 1983	Banking clerical work
SMBC International Operations Co., Ltd.	40	0 (100)	100	Dec. 21, 1994	Banking clerical work
SMBC Loan Business Service Co., Ltd.	70	0 (100)	100	Sept. 24, 1976	Banking clerical work
SMBC Market Service Co., Ltd.	10	0 (100)	100	Feb. 3, 2003	Banking clerical work
SMBC Loan Administration and Operations Service Co., Ltd.	10	0 (100)	100	Feb. 3, 2003	Banking clerical work
SMBC Property Research Service Co., Ltd.	30	0 (100)	100	Feb. 1, 1984	Banking clerical work

*1 On April 1, 2008, both Sumitomo Mitsui Banking Corporation and Sumitomo Financial Group included PRIMUS Financial Services, Inc., within the scope of consolidation.
*2 On April 1, 2008, Sakura Information Services, Inc., became an affiliate of both Sumitomo Mitsui Banking Corporation and Sumitomo Financial Group.

■ Principal Overseas Subsidiaries

Company Name	Country	Issued Capital	Percentage of SMFG's Voting Rights (%)	Percentage of SMBC's Voting Rights (%)	Established	Main Business
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	US$1,700 million	0 (100)	100	Mar. 5, 2003	Commercial banking
Manufacturers Bank	U.S.A.	US$80.786 million	0 (100)	100	June 26, 1962	Commercial banking
Sumitomo Mitsui Banking Corporation of Canada	Canada	C$169 million	0 (100)	100	April 1, 2001	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	R$409.357 million	0 (100)	100	Oct. 6, 1958	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	Rp1,502.4 billion	0 (99)	99	Aug. 22, 1989	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	US$1,620	0 (100)	89.7 (7.7)	Nov. 9, 1990	Leasing, investments
SMBC Capital Markets, Inc.	U.S.A.	US$100	0 (100)	90 (10)	Dec. 4, 1986	Derivatives and investments
SMBC Securities, Inc.	U.S.A.	US$100	0 (100)	90 (10)	Aug. 8, 1990	Securities, investments
SMBC Financial Services, Inc.	U.S.A.	US$3 million	0 (100)	100	Aug. 8, 1990	Investments, investment advisor
SMBC Cayman LC Limited *	Cayman Islands	US$1,375 million	0 (100)	100	Feb. 7, 2003	Credit guarantee, bond investment
Sumitomo Finance (Asia) Limited	Cayman Islands	US$35 million	0 (100)	100	Sept. 26, 1973	Investments
SBTC, Inc.	U.S.A.	US$50 million	0 (100)	100	Jan. 26, 1998	Investments
SB Treasury Company L.L.C.	U.S.A.	US$470 million	0 (100)	0 (100)	Jan. 26, 1998	Loans
SB Equity Securities (Cayman), Limited	Cayman Islands	¥25,000 million	0 (100)	100	Dec. 15, 1998	Finance
SFVI Limited	British Virgin Islands	US$300	0 (100)	100	July 30, 1997	Investments
Sakura Finance (Cayman) Limited	Cayman Islands	US$100,000	0 (100)	100	Feb. 11, 1991	Finance
Sakura Preferred Capital (Cayman) Limited	Cayman Islands	¥10 million	0 (100)	100	Nov. 12, 1998	Finance
SMBC International Finance N.V.	Netherlands Antilles	US$200,000	0 (100)	100	June 25, 1990	Finance
SMBC Leasing Investment LLC	U.S.A.	US$344,620 million	0 (100)	0 (100)	April 7, 2003	Investments in leasing
SMBC Capital Partners LLC	U.S.A.	US$10,000	0 (100)	100	Dec. 18, 2003	Holding and trading securities
SMBC MVI SPC	Cayman Islands	US$45 million	0 (100)	100	Sept. 9, 2004	Loans, buying/ selling of monetary claims
SMBC DIP Limited	Cayman Islands	US$1 million	0 (100)	100	Mar. 16, 2005	Loans, buying/ selling of monetary claims
SMBC Capital Markets Limited	U.K.	US$547 million	0 (100)	100	Mar. 13, 1990	Derivatives and investments
SMBC Derivative Products Limited	U.K.	US$300 million	0 (100)	0 (100)	April 18, 1995	Derivatives and investments
Sumitomo Finance International plc	U.K.	£90 million	0 (100)	100	July 1, 1991	Investments
Sumitomo Mitsui Finance Dublin Limited	Ireland	US$18 million	0 (100)	100	Sept. 19, 1989	Finance
Sakura Finance Asia Limited	Hong Kong	US$65.5 million	0 (100)	100	Oct. 17, 1977	Investments
Sumitomo Mitsui Finance Australia Limited	Australia	A$156.5 million	0 (100)	100	June 29, 1984	Finance
SMFG Preferred Capital USD 1 Limited	Cayman Islands	US$1,650 million	100	0	Nov. 28, 2006	Finance

* SMBC Cayman LC Limited, like other subsidiaries of SMBC, is a separate corporate entity with its own separate creditors and the claims of such creditors are prior to the claims of SMBC, as the direct or indirect holder of the equity in such subsidiary.

Note: Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly via subsidiaries and/or affiliates.

Company Name	Country	Issued Capital	Percentage of SMFG's Voting Rights (%)	Percentage of SMBC's Voting Rights (%)	Established	Main Business
SMFG Preferred Capital GBP 1 Limited	Cayman Islands	£500 million	100	0	Nov. 28, 2006	Finance
SMFG Preferred Capital JPY 1 Limited	Cayman Islands	¥135,000 million	100	0	Jan. 11, 2008	Finance
SMBC Preferred Capital USD 1 Limited	Cayman Islands	US$1,664 million	0 (100)	100	Nov. 28, 2006	Finance
SMBC Preferred Capital GBP 1 Limited	Cayman Islands	£505 million	0 (100)	100	Nov. 28, 2006	Finance
SMBC Preferred Capital JPY 1 Limited	Cayman Islands	¥137,000 million	0 (100)	100	Jan. 11, 2008	Finance

■ Principal Affiliates

Company Name	Issued Capital (Millions of Yen)	Percentage of SMFG's Voting Rights (%)	Percentage of SMBC's Voting Rights (%)	Established	Main Business
Daiwa Securities SMBC Co. Ltd.	255,700	40	—	Feb. 5, 1999	Securities
NIF SMBC Ventures Co., Ltd.	18,767	0 (40)	40 (40)	Oct. 20, 1983	Venture capital
Daiwa Securities SMBC Principal Investments Co. Ltd.	2,000	0 (100)	—	Sept. 4, 2001	Investments
Daiwa SB Investments Ltd.	2,000	43.96	—	April 1, 1999	Investment advisory and investment trust management
Japan Pension Navigator Co., Ltd.*	1,600	0 (30)	30	Sept. 21, 2000	Investment management, investment advisory, and agency services
Sumitomo Mitsui Asset Management Company, Limited	2,000	0 (17.50)	17.50	Dec. 1, 2002	Investment management, investment advisory, and agency services
Promise Co., Ltd.	80,737	0 (22.02)	22.02	Mar. 20, 1962	Consumer loans
At-Loan Co., Ltd.	10,912	0 (100)	49.99 (50.00)	June 8, 2000	Consumer loans
Sanyo Shinpan Finance Co., Ltd.	16,268	0 (100)	0 (100)	Nov. 22, 1946	Consumer loans
POCKETCARD Co., LTD.	11,268	0 (47.02)	4.99 (42.02)	May 25, 1982	Credit card services
Central Finance Co., Ltd.	23,254	9.41 (15.35)	15.33	Jan. 28, 1960	Credit card services
OMC Card, Inc.	43,343	0 (32.61)	32.61	Sept. 11, 1950	Credit card services
Sumitomo Mitsui Auto Service Company, Limited	6,950	39.99	—	Feb. 21, 1981	Leasing

* On April 1, 2008, Sumitomo Mitsui Banking Corporation included Japan Pension Navigator Co., Ltd., within the scope of consolidation.

International Directory (as of June 30, 2008)

Asia and Oceania

SMBC

Branches, Sub-Branches and Representative Offices

Beijing Branch
16th Floor, North Tower, Beijing Kerry Center No. 1, Guanghua Road, Chaoyang District, Beijing, The People's Republic of China
Tel: 86 (10) 5920-4500
Fax: 86 (10) 5915-1080

Hong Kong Branch
7th and 8th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong Special Administrative Region, The People's Republic of China
Tel: 852-2206-2000
Fax: 852-2206-2888

Shanghai Branch
11th Floor, Shanghai World Financial Center, 100 Century Avenue, Pudong New Area, Shanghai, The People's Republic of China
Tel: 86 (21) 3860-9000
Fax: 86 (21) 3860-9999

Tianjin Branch
12th Floor, The Exchange Tower 2, 189 Nanjing Road, Heping District, Tianjin 300051, The People's Republic of China
Tel: 86 (22) 2330-6677
Fax: 86 (22) 2319-2111

Tianjin Binhai Sub-Branch
8F, E2B, Binhai Financial Street, No. 20, Guangchang East Road, TEDA, Tianjin, The People's Republic of China
Tel: 86 (22) 6622-6677
Fax: 86 (22) 6628-1333

Guangzhou Branch
12th Floor, International Finance Place, No. 8 Huaxia Road, Tianhe District, Guangzhou 510623, The People's Republic of China
Tel: 86 (20) 3819-1888
Fax: 86 (20) 3810-2028

Suzhou Branch
23F, Metropolitan Towers, No.199 Shi Shan Road, Suzhou New District, Suzhou, Jiangsu, 215011 The People's Republic of China
Tel: 86 (512) 6825-8205
Fax: 86 (512) 6825-6121

Suzhou Industrial Park Sub-Branch
16F, International Building, No. 2, Suhua Road, Suzhou Industrial Park, Jiangsu, The People's Republic of China
Tel: 86 (512) 6288-5018
Fax: 86 (512) 6288-5028

Hangzhou Branch
23F, Golden Plaza, No. 118, Qing Chun Road, Xia Cheng District, Hangzhou, Zhejiang 310006 The People's Republic of China
Tel: 86 (571) 2889-1111
Fax: 86 (571) 2889-6699

Beijing Representative Office*
2902, Jing Guang Centre, Hujialou, Chaoyang District, Beijing, 100020 The People's Republic of China
Tel: 86 (10) 6597-3351
Fax: 86 (10) 6597-3002

Dalian Representative Office
Senmao Building 9F, 147 Zhongshan Lu, Dalian, Liaoning 116011 The People's Republic of China
Tel: 86 (411) 8370-7873
Fax: 86 (411) 8370-7761

Chongqing Representative Office
5F, Holiday Inn Yangtze Chongqing, 15 Nan Ping Bei Lu, Chongqing, 400060 The People's Republic of China
Tel: 86 (23) 6280-3394
Fax: 86 (23) 6280-3748

Shenyang Representative Office
Room No. 606, Gloria Plaza Hotel Shenyang, No. 32 Yingbin Street, Shenhe District, Shenyang, Liaoning 110013 The People's Republic of China
Tel: 86 (24) 2252-8310
Fax: 86 (24) 2252-8769

Taipei Branch
Aurora International Building 9F, No. 2, Hsin Yi Rd. Sec. 5, Taipei, 110 Taiwan
Tel: 886 (2) 2720-8100
Fax: 886 (2) 2720-8287

Seoul Branch
Young Poong Bldg. 7F, 33, Seorin-dong, Jongno-gu, Seoul, 110-752, Korea
Tel: 82 (2) 732-1801
Fax: 82 (2) 399-6330

* Procedures are under way to close the Beijing Representative Office.

Singapore Branch
3 Temasek Avenue, #06-01,
Centennial Tower,
Singapore 039190,
The Republic of Singapore
Tel: 65-6882-0000/0001
Fax: 65-6887-0220/0330

Labuan Branch
Level 12 (B&C), Main Office Tower,
Financial Park Labuan, Jalan
Merdeka, 87000 Labuan,
Federal Territory, Malaysia
Tel: 60 (87) 410955
Fax: 60 (87) 410959

Labuan Branch Kuala Lumpur Marketing Office
Letter Box No. 25, 29th Floor,
UBN Tower, 10, Jalan P. Ramlee,
50250 Kuala Lumpur, Malaysia
Tel: 60 (3) 2026-8392
Fax: 60 (3) 2026-8395

Kuala Lumpur Representative Office
Letter Box No. 25, 29th Floor,
UBN Tower, 10, Jalan P. Ramlee,
50250 Kuala Lumpur, Malaysia
Tel: 60 (3) 2026-8392
Fax: 60 (3) 2026-8395

Hanoi Representative Office
Suite 1001, 10th Floor, Hanoi
Central Office Building, 44B Ly
Thuong Kiet Street, Hanoi, Vietnam
Tel: 84 (4) 936-3830
Fax: 84 (4) 936-3831

Ho Chi Minh City Branch
9th Floor, The Landmark,
5B Ton Duc Thang Street, District 1,
Ho Chi Minh City, Vietnam
Tel: 84 (8) 520-2525
Fax: 84 (8) 822-7762

Yangon Representative Office
Room No. 717/718, Traders Hotel,
223 Sule Pagoda Road,
Pabedan Township,
Yangon, Myanmar
Tel: 95 (1) 242828 ext.7717
Fax: 95 (1) 381227

Bangkok Branch
8th-10th Floor, Q.House
Lumpini Building, 1 South
Sathorn Road, Tungmahamek,
Sathorn, Bangkok 10120 Thailand
Tel: 66 (2) 353-8000
Fax: 66 (2) 353-8282

Manila Representative Office
20th Floor, Rufino Pacific Tower,
6784 Ayala Avenue, Makati City,
Metro Manila, The Philippines
Tel: 63 (2) 841-0098/9
Fax: 63 (2) 811-0877

Sydney Branch
Level 35, The Chifley Tower, 2
Chifley Square, Sydney,
NSW 2000, Australia
Tel: 61 (2) 9376-1800
Fax: 61 (2) 9376-1863

Sumitomo Mitsui Finance Australia Limited
Level 35, The Chifley Tower, 2
Chifley Square, Sydney,
NSW 2000, Australia
Tel: 61 (2) 9376-1800
Fax: 61 (2) 9376-1863

PT Bank Sumitomo Mitsui Indonesia
Summitmas II, 10th Floor,
Jl. Jendral Sudirman Kav. 61-62,
Jakarta 12190, Indonesia
Tel: 62 (21) 522-7011
Fax: 62 (21) 522-7022

SMBC Metro Investment Corpration
20th Floor, Rufino Pacific Tower,
6784 Ayala Avenue, Makati City,
Metro Manila, The Philippines
Tel: 63 (2) 811-0845
Fax: 63 (2) 811-0876

BSL Leasing Co., Ltd.
19th Fl. Sathorn City Tower,
175 South Sathorn Road,
Bangkok, Thailand
Tel: 66 (2) 670-4700
Fax: 66 (2) 679-6160

SBCS Co., Ltd.
10th Floor, Q.House Lumpini
Building, 1 South Sathorn Road,
Tungmahamek, Sathorn,
Bangkok 10120 Thailand
Tel: 66 (2) 677-7270~5
Fax: 66 (2) 677-7279

SMBC Capital Markets Limited Hong Kong Branch
7th Floor, One International Finance
Centre, 1 Harbour View Street,
Central, Hong Kong
Special Administrative Region,
The People's Republic of China
Tel: 852-2532-8500
Fax: 852-2532-8505

SMBC Capital India Private Limited
B-14/A, Qutab Institutional Area,
Katwaria Sarai,
New Delhi-1100016 India
Tel: 91 (11) 4607-8366
Fax: 91 (11) 4607-8355

The Japan Research Institute (Shanghai) Solution Co., Ltd.
15F, Shanghai World
Financial Center,
100 Century Avenue,
Pudong New Area,
Shanghai, 200120 The People's
Republic of China
Tel: 86 (21) 5054-1688
Fax: 86 (21) 5054-6122

The Japan Research Institute (Shanghai) Consulting Co., Ltd.
15F, Shanghai World
Financial Center,
100 Century Avenue,
Pudong New Area,
Shanghai, 200120 The People's
Republic of China
Tel: 86 (21) 5044-1677
Fax: 86 (21) 5054-6122

Sumitomo Mitsui Finance and Leasing (Singapore) Pte. Ltd.
152 Beach Road,
Gateway East #21-5,
Singapore 189721
Tel: 65-6224-2955
Fax: 65-6225-3570

Sumitomo Mitsui Finance and Leasing (Hong Kong) Ltd.
Room 2703, Tower I,
Admiralty Centre, 18 Harcourt
Road, Hong Kong Special
Administrative Region,
The People's Republic of China
Tel: 852-2523-4155
Fax: 852-2845-9246

SMFL Leasing (Thailand) Co., Ltd.
30th Floor, Q. House
Lumpini Building,
1 South Sathorn Road,
Tungmahamek, Sathorn,
Bangkok 10120, Thailand
Tel: 66 (2) 677-7400
Fax: 66 (2) 677-7413

Sumitomo Mitsui Finance and Leasing (China) Co., Ltd.
Room 2502-2503, Goldlion Tower,
138, Ti Yu Dong Road,
Guangzhou, 510620
The People's Republic of China
Tel: 86 (20) 8755-0021
Fax: 86 (20) 8755-0422

SMFL Leasing (Malaysia) Sdn. Bhd.
Letter Box No. 58, 11th Floor,
UBN Tower, 10, Jalan P. Ramlee,
50250 Kuala Lumpur, Malaysia
Tel: 60 (3) 2026-2619
Fax: 60 (3) 2026-2627

Sumitomo Mitsui Auto Leasing & Service (Thailand) Co., Ltd.
161, Nuntawan Building, 10th Floor,
Rajdamri Road,
Khwaeng Lumpinee,
Khet Pathumwan,
Bangkok Metropolis, Thailand
Tel: 66 2252-9511
Fax: 66 2255-3130

Americas

SMBC

Branches and Representative Offices

New York Branch
277 Park Avenue, New York,
NY 10172, U.S.A.
Tel: 1 (212) 224-4000
Fax: 1 (212) 593-9522

Cayman Branch
P.O. Box 694, Edward Street,
George Town, Grand Cayman,
Cayman Islands

Los Angeles Branch
601 South Figueroa Street
Suite 1800, Los Angeles,
CA 90017, U.S.A.
Tel: 1 (213) 452-7800
Fax: 1 (213) 623-6832

San Francisco Branch
555 California Street, Suite 3350,
San Francisco, CA 94104, U.S.A.
Tel: 1 (415) 616-3000
Fax: 1 (415) 397-1475

Houston Representative Office
Two Allen Center, 1200 Smith Street,
Suite 1140 Houston, TX 77002,
U.S.A.
Tel: 1 (713) 277-3500
Fax: 1 (713) 277-3555

SMBC Principal Subsidiaries
SMFG Network

Manufacturers Bank
515 South Figueroa Street,
Los Angeles, CA 90071, U.S.A.
Tel: 1 (213) 489-6200
Fax: 1 (213) 489-6254

Sumitomo Mitsui Banking Corporation of Canada
Ernst & Young Tower, Toronto
Dominion Centre, Suite 1400,
P.O. Box 172, 222 Bay Street,
Toronto, Ontario M5K 1H6, Canada
Tel: 1 (416) 368-4766
Fax: 1 (416) 367-3565

Banco Sumitomo Mitsui Brasileiro S.A.
Avenida Paulista, 37,
São Paulo, Brazil
Tel: 55 (11) 3178-8000
Fax: 55 (11) 3289-1668

SMBC Capital Markets, Inc.
277 Park Avenue, New York,
NY 10172, U.S.A.
Tel: 1 (212) 224-5100
Fax: 1 (212) 224-5181

SMBC Leasing and Finance, Inc.
277 Park Avenue, New York,
NY 10172, U.S.A.
Tel: 1 (212) 224-5200
Fax: 1 (212) 224-5222

SMBC Securities, Inc.
277 Park Avenue, New York,
NY 10172, U.S.A.
Tel: 1 (212) 224-5300
Fax: 1 (212) 224-5333

SFVI Limited
P.O. Box 961,
30 De Castro Street,
Road Town, Tortola,
British Virgin Islands

Sumitomo Finance (Asia) Limited
P.O. Box 694, Edward Street,
George Town, Grand Cayman,
Cayman Islands

JRI America, Inc.
277 Park Avenue, New York,
NY 10172, U.S.A.
Tel: 1 (212) 224-4200
Fax: 1 (212) 224-4611

Europe, Middle-East and Africa

SMBC

Branches and Representative Offices

Düsseldorf Branch
Prinzenallee 7, 40549 Düsseldorf,
Federal Republic of Germany
Tel: 49 (211) 36190
Fax: 49 (211) 3619236

Brussels Branch
Avenue des Arts, 58, Bte. 18,
1000 Brussels, Belgium
Tel: 32 (2) 551-5000
Fax: 32 (2) 513-4100

Dubai Branch
Building One, 5th Floor, Gate
Precinct, Dubai International
Financial Centre, P.O. Box 506559
Dubai, United Arab Emirates
Tel: 971 (4) 428-8000
Fax: 971 (4) 428-8001

SMBC Amsterdam Representative Office
Strawinskylaan 1733 Toren D-12,
1077XX Amsterdam,
The Netherlands
Tel: 31 (20) 718-3888
Fax: 31 (20) 718-3889

Prague Representative Office
International Business Centre,
Pobrezni 3 186 00, Prague 8,
Czech Republic
Tel: 420-224-832-911
Tel: 420-224-832-933

Madrid Representative Office
Serrano 16, 28001 Madrid, Spain
Tel: 34 (91) 576-6196
Fax: 34 (91) 577-7525

Doha QFC Office
Unit 1504, The Ministry of Economy
and Commerce Building,
P.O. Box 23769, Doha, Qatar
Tel: 974-496-7572
Tel: 974-496-7576

Bahrain Representative Office
No. 406 & 407 (Entrance 3, 4th Floor)
Manama Centre, Government Road,
Manama, State of Bahrain
Tel: 973-1722-3211
Fax: 973-1722-4424

Tehran Representative Office
4th Floor, 80 Nezami Gangavi
Street, Vali-e-Asr Avenue, Tehran
14348, Islamic Republic of Iran
Tel: 98 (21) 8879-4586
Fax: 98 (21) 8820-6523

Cairo Representative Office
Flat No. 6, 14th Fl., 3 Ibn
Kasir Street, Cornish El Nile,
Giza, Arab Republic of Egypt
Tel: 20 (2) 3761-7657
Fax: 20 (2) 3761-7658

Johannesburg Representative Office
Building Four, First Floor,
Commerce Square, 39 Rivona Road,
Sadhurst, Sandton, Republic of
South Africa
Tel: 27 (11) 502-1780
Fax: 27 (11) 502-1790

SMBC Principal Subsidiaries
SMFG Network

Sumitomo Mitsui Banking Corporation Europe Limited
99 Queen Victoria Street, London
EC4V 4EH, U.K.
Tel: 44 (20) 7786-1000
Fax: 44 (20) 7236-0049

SMBC Capital Markets Limited
99 Queen Victoria Street, London
EC4V 4EH, U.K.
Tel: 44 (20) 7786-1400
Fax: 44 (20) 7786-1490

SMBC Derivative Products Limited
99 Queen Victoria Street, London
EC4V 4EH, U.K.
Tel: 44 (20) 7786-1400
Fax: 44 (20) 7786-1490

Sumitomo Mitsui Banking Corporation Europe Limited Paris Branch
20, Rue de la Ville l'Evêque,
75008 Paris, France
Tel: 33 (1) 44 (71) 40-00
Fax: 33 (1) 44 (71) 40-50

Sumitomo Mitsui Banking Corporation Europe Limited Milan Branch
Via della Spiga 30/ Via Senato 25,
20121 Milan, Italy
Tel: 39 (027) 636-1700
Fax: 39 (027) 636-1701

Sumitomo Mitsui Banking Corporation Europe Limited Moscow Representative Office
Room No. 305, Building 5,
Ilyinka St. 3/8 Moscow, 109012
Russian Federation
Tel: 7 (495) 789-3973
Fax: 7 (495) 789-3975

Sumitomo Mitsui Finance Dublin Limited
La Touche House, International
Financial Services Centre, Custom
House Docks, Dublin 1, Ireland
Tel: 353 (1) 670-0066
Fax: 353 (1) 670-0353

JRI Europe, Limited
99 Queen Victoria Street, London
EC4V 4EH, U.K.
Tel: 44 (20) 7406-2700
Fax: 44 (20) 7406-2799


**SMBCE=Sumitomo Mitsui Banking Corporation Europe Limited
Sumitomo Mitsui Finance Dublin Limited
SMBCE** Moscow Representative Office
Amsterdam Representative Office
Sumitomo Mitsui Banking Corporation Europe Limited
Brussels Branch
Prague Representative Office
SMBC Capital Markets Limited
Düsseldorf Branch
SMBCE** Paris Branch
SMBCE** Milan Branch
Madrid Representative Office
Tehran Representative Office
Cairo Representative Office
Bahrain Representative Office
Dubai Branch
Doha Representative Office
Johannesburg Representative Office
Sydney Branch
Sumitomo Mitsui Finance Australia Limited

GLOBAL NETWORK

Asia and Oceania

- Beijing Branch
- Shanghai Branch
- Tianjin Branch
- Tianjin Binhai Sub-Branch
- Guangzhou Branch
- Suzhou Branch
- Suzhou Industrial Park Sub-Branch
- Hangzhou Branch
- Dalian Representative Office
- Chongqing Representative Office
- Shenyang Representative Office
- Beijing Representative Office***
- Hong Kong Branch
  SMBC Capital Markets Limited Hong Kong Branch
- Taipei Branch
- Seoul Branch
- Singapore Branch
- Labuan Branch
- Labuan Branch Kuala Lumpur Marketing Office
  Kuala Lumpur Representative Office
- Ho Chi Minh City Branch
- Hanoi Representative Office
- Yangon Representative Office
- Bangkok Branch
- Manila Representative Office
- Sydney Branch
  Sumitomo Mitsui Finance Australia Limited
- PT Bank Sumitomo Mitsui Indonesia

*** Procedures are under way to close the Beijing Representative Office.

Overseas service network (as of June 30, 2008)
Branches*: 19 Sub-Branches*: 6
Representative Offices*: 16 Total: 41

Also showing principal overseas subsidiaries
* Number of each status is based on the definition in Japan



Los Angeles Branch
San Francisco Branch
Sumitomo Mitsui Banking Corporation of Canada
New York Branch
SMBC Capital Markets, Inc.
SMBC Leasing and Finance, Inc.
Manufacturers Bank
Houston Representative Office
Cayman Branch
Banco Sumitomo Mitsui Brasileiro S.A.
Shenyang Representative Office
Beijing Branch
Beijing Representative Office
Tianjin Binhai Sub-Branch
Dalian Representative Office
Tianjin Branch
Seoul Branch
Suzhou Branch
Suzhou Industrial Park Sub-Branch
Shanghai Branch
Hangzhou Branch
Chongqing Representative Office
Guangzhou Branch
Taipei Branch
Hanoi Representative Office
Hong Kong Branch
SMBC Capital Markets Limited Hong Kong Branch
Yangon Representative Office
Bangkok Branch
Manila Representative Office
Ho Chi Minh City Branch
Labuan Branch Kuala Lumpur Marketing Office
Kuala Lumpur Representative Office
Labuan Branch
Singapore Branch
PT Bank Sumitomo Mitsui Indonesia

The Americas

- New York Branch
  SMBC Capital Markets, Inc.
  SMBC Leasing and Finance, Inc.
- Los Angeles Branch*
- San Francisco Branch*
- Houston Representative Office*
- Cayman Branch
- Manufacturers Bank
- Sumitomo Mitsui Banking Corporation of Canada
- Banco Sumitomo Mitsui Brasileiro S.A.

Europe, Middle East and Africa

- Sumitomo Mitsui Banking Corporation Europe Limited
  SMBC Capital Markets Limited
- Sumitomo Mitsui Banking Corporation Europe Limited Paris Branch
- Sumitomo Mitsui Banking Corporation Europe Limited Milan Branch
- Düsseldorf Branch
- Brussels Branch
- SMBC Amsterdam Representative Office
- Madrid Representative Office
- Prague Representative Office
- Sumitomo Mitsui Banking Corporation Europe Limited Moscow Representative Office
- Sumitomo Mitsui Finance Dublin Limited
- Dubai Branch
- Doha QFC Office
- Bahrain Representative Office
- Tehran Representative Office
- Cairo Representative Office
- Johannesburg Representative Office

www.smfg.co.jp/english

SMFG SUMITOMO MITSUI FINANCIAL GROUP

END

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